    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 23, 2001


                                                      REGISTRATION NO. 333-69322

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM F-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                       FISHER & PAYKEL INDUSTRIES LIMITED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              NEW ZEALAND                                  3841                                NOT APPLICABLE
    (STATE OR OTHER JURISDICTION OF            (PRIMARY STANDARD INDUSTRIAL                   (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)            CLASSIFICATION CODE NUMBER)                  IDENTIFICATION NO.)

                            ------------------------

                            15 MAURICE PAYKEL PLACE
                                  EAST TAMAKI
                             AUCKLAND, NEW ZEALAND
                               011 64 9 574 0100
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               JUSTIN P. CALLAHAN
                         22982 ALCALDE DRIVE, SUITE 101
                         LAGUNA HILLS, CALIFORNIA 92653
                                 (949) 470-3900
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL AGENT FOR SERVICE)

                            ------------------------

                                WITH COPIES TO:

                    ALAN H. PALEY, ESQ.                                        ALAN F. DENENBERG, ESQ.
                   DEBEVOISE & PLIMPTON                                         DAVIS POLK & WARDWELL
                     919 THIRD AVENUE                                            1600 EL CAMINO REAL
                 NEW YORK, NEW YORK 10022                                   MENLO PARK, CALIFORNIA 94025
                      (212) 909-6000                                               (650) 752-2000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


SUBJECT TO COMPLETION, DATED OCTOBER 23, 2001


FISHER & PAYKEL INDUSTRIES LIMITED
TO BE RENAMED
FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
4,400,000 AMERICAN DEPOSITARY SHARES

REPRESENTING 17,600,000 ORDINARY SHARES


This is the initial public offering of Fisher & Paykel Industries Limited, which will change its name to Fisher & Paykel Healthcare Corporation Limited prior to the closing of this offering. Fisher & Paykel Appliances Holdings Limited, the selling shareholder, is offering 4,400,000 of our American Depositary Shares, or ADSs. Each ADS represents four of our ordinary shares. We are not offering any ADSs or ordinary shares in this offering. We anticipate that the initial public offering price will be between $16.00 and $18.00 per ADS. We will not receive any proceeds from the sale of ADSs in this offering by the selling shareholder.



We have applied to have the ADSs quoted on the Nasdaq National Market under the symbol "FPHC." Our ordinary shares will be listed on the New Zealand Stock Exchange under the symbol "FPH."


INVESTING IN THE AMERICAN DEPOSITARY SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PER ADS        TOTAL
Public offering price                                         $              $
Underwriting discounts and commissions                        $              $
Proceeds, before expenses, to Fisher & Paykel Appliances
  Holdings Limited                                            $              $

Fisher & Paykel Appliances Holdings Limited has granted the underwriters the right to purchase up to 660,000 additional American Depositary Shares to cover over-allotments.

DEUTSCHE BANC ALEX. BROWN
                      BANC OF AMERICA SECURITIES LLC
                                         U.S. BANCORP PIPER JAFFRAY

THE DATE OF THIS PROSPECTUS IS                , 2001.

                [FISHER & PAYKEL ARTWORK ON INSIDE FRONT COVER]

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our ADSs. You should carefully read the entire prospectus, including the section entitled "Risk Factors" and the financial statements and related notes, before making an investment decision.

     This offering is part of a reorganization of Fisher & Paykel Industries, pursuant to which Fisher & Paykel Industries will transfer its appliances and finance businesses to a wholly-owned subsidiary which, upon completion of the reorganization, will be owned by Fisher & Paykel Industries' existing shareholders. As a result of the reorganization, the existing healthcare business will be Fisher & Paykel Industries' only remaining business. Fisher & Paykel Industries will change its name to Fisher & Paykel Healthcare Corporation Limited prior to the closing of this offering. For additional information regarding the reorganization, see "The Reorganization" and "Related Party Transactions."

                                  OUR COMPANY

     We believe we are the leading designer, manufacturer and marketer of heated humidification products and systems for use in respiratory care and the treatment of obstructive sleep apnea. We offer a broad range of products and systems, including consumable items which account for a significant proportion of our revenue. We also produce a range of patient warming devices and neonatal care products. We sell our products through an international network of distributors and have established our own sales offices in the U.S., the United Kingdom, France, Germany, Australia and New Zealand that sell to hospitals, home healthcare dealers, distributors and other manufacturers of medical devices. In the fiscal year ended March 31, 2001, we had, on a pro forma basis, operating revenue of US$84.4 million and operating profit of US$34.9 million, representing increases of approximately 13% and 35%, respectively, from the prior year. Our products are sold in over 90 countries worldwide and, for the fiscal year ended March 31, 2001, we derived approximately 45% of our operating revenue from sales in North America, our fastest growing market.

     Over the past 30 years, we have developed proprietary technologies and expertise in heated humidification. Humidity, which is water vapor contained in a gas, is essential to protect delicate airway and lung tissue and to optimize the exchange of gases that occurs in the lungs during respiration. Saturated air at core body temperature is considered optimal for the proper functioning of the respiratory system. However, the normal humidifying function of the nose and upper airways may be compromised or bypassed altogether when respiration is assisted during the treatment of various respiratory conditions. This may result in drying of the nasal passages or airways, which may lead to other adverse side effects, such as the increased risk of infection. We have designed and developed products and systems for use in ventilation, oxygen therapy and continuous positive airway pressure therapy specifically to address these side effects.

                                  OUR PRODUCTS

     We are organized in three product groups: respiratory humidification, obstructive sleep apnea, and patient warming and neonatal care. Each product group focuses on its own technologies, markets and customers. Our two primary product groups are:

     - Respiratory humidification. We offer a broad range of heated humidification products and systems for use during the treatment of respiratory conditions by ventilation or oxygen therapy. Our products include respiratory humidifiers, single-use and reusable chambers and breathing circuits and accessories. Incorporating patented and other proprietary technologies, our products are designed to overcome many of the challenges of effectively creating, controlling and delivering gases to a patient's airway at close to physiologically normal levels of temperature and humidity. Our products incorporate technologies designed to reduce the level of required caregiver intervention in the humidification process, and we believe may decrease the risk of infection, improve patient recovery rates and reduce patient care costs.

     - Obstructive sleep apnea. We offer continuous positive airway pressure, or CPAP, therapy products and systems for the treatment of obstructive sleep apnea, a disorder which disrupts a person's breathing during sleep. Our products include integrated flow generator-humidifiers, heated humidifiers for use with flow generators produced by other manufacturers, chambers, masks and other accessories. Our humidifier products utilize our core expertise in heated humidification and are designed to alleviate the side effects often associated with CPAP therapy. We believe that our products improve patient comfort and acceptance of CPAP therapy, contributing to an increase in its overall effectiveness.

     In addition, we offer patient warming and neonatal care products, including patient warmers designed to help maintain normal body temperature, infant resuscitators and CPAP systems designed to improve infant respiratory function. We also distribute in New Zealand and Australia complementary medical products that are manufactured by other companies.

                                  OUR STRATEGY

     Our objective is to utilize our expertise and leading position in heated humidification to improve our market position in the respiratory care, obstructive sleep apnea and related markets. The key elements of our strategy include:

     - Maintain our focus on research and development. We have approximately 120 employees, representing nearly 20% of our workforce, principally engaged in clinical research and product and process development.

     - Continue to improve existing product lines. We seek to continue to introduce new features and advancements that enhance the performance of our existing product lines. For example, we developed an advanced version of our breathing circuit, incorporating a patented spiral heated wire, which significantly improves the ability of our systems to deliver gases at a constant temperature and humidity.

     - Develop innovative, complementary product offerings. We intend to continue to develop and introduce new products and systems that will complement our existing product offerings and take advantage of our existing market positions, customer bases and distribution channels. For example, we recently expanded our CPAP product range by introducing our first nasal mask.

     - Target new medical applications for our technologies. We believe that our heated humidification technologies may be useful in the treatment of a variety of respiratory disorders and other medical conditions, such as chronic obstructive pulmonary disease, and we are actively investigating these potential new applications.

     - Increase our international presence. We intend to expand our international sales efforts by increasing the size of our sales operations and the number of employees who support our customer, distributor and original equipment manufacturer relationships.

                              RECENT DEVELOPMENTS

     For the fiscal quarter ended June 30, 2001, we had operating revenue of $21.7 million and operating profit of $8.8 million, representing an operating margin of 41%. Our operating revenue from sales of our respiratory humidification, CPAP and patient warming and neonatal care products was $11.3 million, $8.0 million, and $1.1 million, respectively. Our total operating costs for the fiscal quarter ended June 30, 2001 were $12.9 million, comprising cost of sales of $6.2 million, research and development expenses of $1.0 million and selling, general and administrative expenses of $5.7 million.

                                  RISK FACTORS

     An investment in the ADSs involves a high degree of risk. You should carefully consider the risks relating to our business, the reorganization and this offering before making an investment decision. See "Risk Factors" immediately following this summary for a discussion of these risks.
                            ------------------------

     Fisher & Paykel Industries Limited was incorporated under the laws of New Zealand on July 27, 1954. Our principal executive offices are located at 15 Maurice Paykel Place, East Tamaki, Auckland, New Zealand. Our phone number is 011 64 9 574-0100. Our agent for service in the United States is Justin Callahan, 22982 Alcalde Drive, Suite 101, Laguna Hills, California, 92653. Our agent's phone number is (949) 470-3900. Our website is located at www.fphcare.com. The information on our website is not incorporated into and is not intended to be part of this prospectus. Our website address is included in this prospectus as an inactive textual reference only.

                                EXPLANATORY NOTE

     In this prospectus, except where otherwise indicated, references to "$," "US$" or "U.S. dollars" are to the lawful currency of the United States, and references to "NZ$" or "NZ dollars" are to the lawful currency of New Zealand.


     In this prospectus, when we refer to "Fisher & Paykel Industries," we are referring to the holding company Fisher & Paykel Industries Limited as it existed before the separation of its appliances, finance and healthcare businesses as part of the reorganization. See "The Reorganization."



     When we refer to "Fisher & Paykel Healthcare," "we," "us" or ourselves generally, with respect to periods prior to the reorganization, we are referring to only the healthcare business of Fisher & Paykel Industries and, with respect to periods after the reorganization, we are referring to Fisher & Paykel Industries whose only remaining business, after giving effect to the reorganization, will be its existing healthcare business. Fisher & Paykel Industries Limited will change its name to Fisher & Paykel Healthcare Corporation Limited prior to the closing of this offering and is the issuer of the ordinary shares to be sold by the selling shareholder in the form of ADSs in this offering, as well as any ordinary shares that may be sold in the form of ADSs if the underwriters exercise their over-allotment option.



     When we refer to "Fisher & Paykel Appliances," we are referring to Fisher & Paykel Appliances Holdings Limited. Pursuant to the reorganization, Fisher & Paykel Industries will transfer its appliances and finance businesses to a company which is a wholly-owned subsidiary of Fisher & Paykel Appliances. As a result of the reorganization, Fisher & Paykel Appliances will be owned by the existing shareholders of Fisher & Paykel Industries. Fisher & Paykel Appliances is the selling shareholder in this offering.



     CosyCot(TM) and Neopuff(TM) are registered trademarks of Fisher & Paykel Healthcare Limited. We have filed an application for a trademark with the U.S. Patent and Trademark Office for Aclaim(TM).

                                  THE OFFERING

ADSs offered by the selling shareholder...  4,400,000 ADSs
ADSs per ordinary share...................  Each ADS represents four of our ordinary shares.
Over-allotment option.....................  660,000 ADSs granted by Fisher & Paykel Appliances to the underwriters. We have agreed to issue and sell to
                                            Fisher & Paykel Appliances the number of ordinary shares
                                            represented by the ADSs it sells to the underwriters
                                            pursuant to the over-allotment option at the per share
                                            equivalent of the initial public offering price of the
                                            ADSs less underwriting discounts and commissions.
Ordinary shares to be outstanding after
  this offering...........................  99,911,137 ordinary shares, based on the number of shares outstanding as of August 31, 2001 after giving
                                            effect to the reorganization of Fisher & Paykel
                                            Industries and this offering. Approximately 17.6% of the
                                            ordinary shares to be outstanding following this
                                            offering will be represented by the ADSs sold in this
                                            offering, 62.5% will be held by existing shareholders
                                            and 19.9% will be held by Fisher & Paykel Appliances.
                                            See "The Reorganization," "Unaudited Pro Forma Financial
                                            Statements" and "Capitalization."
Use of proceeds...........................  We will not receive any proceeds from the sale of the
                                            ADSs in this offering by the selling shareholder. If the
                                            underwriters exercise their over-allotment option in
                                            full, we would expect to receive net proceeds from the
                                            sale of our ordinary shares to Fisher & Paykel
                                            Appliances of approximately $10.4 million, which we
                                            intend to use for working capital and other general
                                            corporate purposes.
Dividend policy...........................  We currently intend to distribute approximately 60% of our profit as dividends to holders of our ordinary
                                            shares and the ADSs. The payment and amount of any
                                            future dividends will be at the discretion of our board
                                            after taking into account various factors the board
                                            deems relevant. Under New Zealand law, we are not
                                            required to obtain shareholder approval for the
                                            declaration or payment of dividends. We generally expect
                                            to pay supplementary dividends to holders of ADSs who
                                            are non-residents of New Zealand to reduce or eliminate
                                            the economic impact of the New Zealand statutory
                                            withholding tax. See "Dividend Policy," "Description of
                                            Share Capital -- Distributions and Dividends" and
                                            "Taxation -- United States Federal Tax Considerations."
Taxation..................................  Any cash dividends paid in New Zealand dollars to holders of ADSs who are non-residents of New Zealand
                                            will generally be subject to New Zealand statutory
                                            withholding taxes. Pursuant to the New Zealand foreign
                                            investor tax credit regime, we generally expect to pay
                                            supplementary dividends to those holders, the net effect
                                            of which will be that, in most instances, the economic
                                            burden of New Zealand withholding taxes will be reduced
                                            or eliminated. See "Taxation -- United States Federal
                                            Tax Considerations," "Description of Share Capital --
                                            Distributions and Dividends" and "Description of
                                            American Depositary Shares -- Share Dividends and Other
                                            Distributions."
Proposed Nasdaq National Market symbol....  FPHC for the ADSs
Proposed New Zealand Stock Exchange
  symbol..................................  FPH for the ordinary shares

     Unless otherwise indicated, the information in this prospectus:

     - assumes that the underwriters do not exercise their over-allotment option; and


     - excludes up to 1,600,000 ordinary shares that will be issuable upon the exercise of options that will be granted to employees as part of the reorganization prior to the closing of this offering at an exercise price per ordinary share equal to the NZ dollar per share equivalent of the initial public offering price of the ADSs and up to 150,000 ordinary shares to be offered to employees under employee share purchase plans adopted as part of the reorganization.

                   SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA


     This offering is part of a reorganization of Fisher & Paykel Industries. Pursuant to the reorganization, Fisher & Paykel Industries will transfer its appliances and finance businesses to a wholly owned subsidiary which, upon completion of the reorganization, will be owned by the existing shareholders of Fisher & Paykel Industries, and Fisher & Paykel Industries will repurchase 18.2 million of its ordinary shares. As a result of the reorganization, the existing healthcare business will be Fisher & Paykel Industries' only remaining business. Fisher & Paykel Industries will change its name to Fisher & Paykel Healthcare Corporation Limited prior to the closing of this offering. See "The Reorganization" for a more detailed discussion.


     We have prepared unaudited pro forma financial statements of Fisher & Paykel Healthcare to provide investors with information about the effect of the proposed reorganization.

     The unaudited pro forma financial statements are derived from the historical audited consolidated financial statements of Fisher & Paykel Industries included in Appendix A to this prospectus. The unaudited pro forma statements of financial performance for the fiscal years ended March 31, 1999, 2000 and 2001 reflect the appliances and finance businesses as discontinued operations. The unaudited pro forma statement of financial position as of March 31, 2001 reflects the appliances and finance businesses as discontinued operations and gives pro forma effect to the reorganization of Fisher & Paykel Industries as if the reorganization had occurred on March 31, 2001. You should read this summary unaudited pro forma financial data in conjunction with the notes to "Unaudited Pro Forma Financial Statements" for an explanation of the pro forma adjustments.

     The summary unaudited pro forma information is presented for illustrative purposes only and does not purport to represent what the actual financial performance of the healthcare business of Fisher & Paykel Industries would have been if the reorganization had occurred at an earlier date. We expect that the reorganization will take effect in November 2001, and it will, in any event, take effect prior to the closing of this offering. The pro forma adjustments are based upon currently available information and estimates and assumptions. Actual adjustments may differ from the pro forma adjustments. The future operating results of Fisher & Paykel Healthcare may differ materially from the unaudited pro forma information reflected below due to various factors, including those described under "Risk Factors" and elsewhere in this prospectus.

     You should read the summary unaudited pro forma financial data in conjunction with the other financial information appearing elsewhere in this prospectus, including "Capitalization," "Unaudited Pro Forma Financial Statements" and "Management's Discussion and Analysis of Unaudited Pro Forma Financial Position and Financial Performance." For historical financial information relating to Fisher & Paykel Industries, see "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Historical Financial Position and Financial Performance" and "Consolidated Financial Statements of Fisher & Paykel Industries Limited" included in Appendix A to this prospectus.

     The financial statements of Fisher & Paykel Industries included in this prospectus have been prepared in accordance with generally accepted accounting practices in New Zealand and are denominated in U.S. dollars. Fisher & Paykel Industries' fiscal year ends on March 31 of each year. For a discussion of the principal differences between generally accepted accounting practices in New Zealand and U.S. GAAP, and a reconciliation to U.S. GAAP of group profit and shareholders' equity, see note 30 to "Consolidated Financial Statements of Fisher & Paykel Industries Limited" included in Appendix A to this prospectus.

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

                   SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA

                                                                           FISCAL YEAR ENDED MARCH 31,
                                                              -----------------------------------------------------
                                                                   1999               2000               2001
                                                              ---------------    ---------------    ---------------
                                                              (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)
PRO FORMA STATEMENT OF FINANCIAL PERFORMANCE DATA:
NEW ZEALAND GAAP
Operating revenue from continuing operations................    $    62,366        $    74,588       $     84,380
Operating expenses from continuing operations...............         40,910             48,687             49,457
                                                                -----------        -----------       ------------
Operating profit from continuing operations before abnormal
  items.....................................................         21,456             25,901             34,923
Abnormal items..............................................         (2,472)                --                 --
                                                                -----------        -----------       ------------
Operating profit from continuing operations after abnormal
  items.....................................................         18,984             25,901             34,923
Interest....................................................           (709)              (636)              (946)
Foreign currency exchange profit (loss).....................            190                693            (26,619)
                                                                -----------        -----------       ------------
Profit from continuing operations before taxation...........         18,465             25,958              7,358
Taxation....................................................         (7,160)            (9,194)            (3,111)
                                                                -----------        -----------       ------------
Profit from continuing operations after taxation............    $    11,305        $    16,764       $      4,247
                                                                ===========        ===========       ============
Basic and diluted earnings per share from continuing
  operations................................................    $      0.11        $      0.17       $       0.04
Basic and diluted earnings per ADS from continuing
  operations(1).............................................    $      0.46        $      0.67       $       0.17
Basic and diluted weighted average number of shares
  outstanding...............................................     99,349,237         99,442,887         99,911,137
Basic and diluted weighted average number of ADSs(1)........     24,837,309         24,860,722         24,977,784

U.S. GAAP
Operating profit from continuing operations.................                       $    25,964       $     34,884
Profit from continuing operations...........................                       $    14,781       $      5,862
Basic and diluted earnings per share from continuing
  operations................................................                       $      0.15       $       0.06
Basic and diluted earnings per ADS from continuing
  operations(1).............................................                       $      0.59       $       0.23
Basic and diluted weighted average number of shares
  outstanding...............................................                        99,442,887         99,911,137
Basic and diluted weighted average number of ADSs(1)........                        24,860,722         24,977,784

                                                                   AS OF MARCH 31, 2001
                                                              ------------------------------
                                                              (IN THOUSANDS OF U.S. DOLLARS)
PRO FORMA STATEMENT OF FINANCIAL POSITION DATA:
NEW ZEALAND GAAP
Cash and bank balances......................................             $ 11,185
Fixed assets................................................               23,742
Total assets................................................               65,392
Total current liabilities...................................               25,268
Term borrowings.............................................                  686
Total liabilities...........................................               34,089
Total shareholders' equity..................................               31,303
Total liabilities and shareholders' equity..................               65,392

U.S. GAAP
Shareholders' equity........................................             $ 27,316

---------------

(1) Assumes four outstanding ordinary shares are equal to one ADS.

                                  RISK FACTORS

     An investment in the ADSs involves a high degree of risk. You should carefully consider the risks described below and other information in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, may also become important factors that affect us. If any of the following events actually occur, our business, financial condition or financial performance could be materially adversely affected. In that event, the trading price of the ADSs could decline and you could lose all or part of your investment.

                         RISKS RELATED TO OUR BUSINESS

THE HISTORICAL FINANCIAL INFORMATION INCLUDED IN THIS PROSPECTUS DOES NOT REFLECT WHAT OUR RESULTS OF OPERATION, FINANCIAL POSITION AND CASH FLOWS WILL BE IN THE FUTURE, OR WHAT OUR FINANCIAL PERFORMANCE, FINANCIAL POSITION AND CASH FLOWS WOULD HAVE BEEN HAD WE BEEN A SEPARATE, STAND-ALONE COMPANY DURING THE PERIODS PRESENTED.


     The financial information presented in this prospectus includes the historical audited consolidated financial statements of Fisher & Paykel Industries. This historical financial information does not reflect many significant changes that will occur in our financial position and operations as a result of the separation of the appliances and finance businesses of Fisher & Paykel Industries from its healthcare business and this offering. In addition, the historical consolidated financial statements include assets, liabilities, revenue and expenses associated with the appliances and finance businesses that will be transferred to Fisher & Paykel Appliances as part of the reorganization and will not be reflected in our financial statements for periods beginning after the reorganization. As a result, the historical financial statements included in this prospectus should not be used as a basis for evaluating our past financial performance or forecasting our future financial performance. For additional information regarding the reorganization and its anticipated effects on our financial performance, see the sections entitled "The Reorganization," "Unaudited Pro Forma Financial Statements," and "Management's Discussion and Analysis of Unaudited Pro Forma Financial Position and Financial Performance" elsewhere in this prospectus.


WE MAY INCUR LOSSES AS A RESULT OF FOREIGN CURRENCY FLUCTUATIONS.

     We are exposed to fluctuations in foreign currencies because our revenue, costs, and liabilities are denominated in multiple currencies. A substantial portion of our costs are denominated in NZ dollars, but our revenue is primarily denominated in U.S. dollars and euros. Any appreciation in the value of the NZ dollar relative to the U.S. dollar or the euro could increase our costs, and may materially adversely affect our operating margins. Fluctuations in foreign currencies may also make period-to-period comparisons of our financial performance difficult.

     In the fiscal year ended March 31, 2001, we incurred a foreign currency loss of US$26.6 million due to the depreciation of the NZ dollar against the U.S. dollar which resulted in significant exposure under foreign currency exchange instruments entered into by Fisher & Paykel Industries related to our business. The loss included a realized loss of US$5.9 million on foreign currency exchange instruments that expired during the fiscal year ended March 31, 2001 and an unrealized loss of US$20.7 million on foreign currency exchange instruments that will expire at various times through December 26, 2002. Following the reorganization, we will remain liable for these foreign currency exchange instruments until they expire and we may incur additional losses. If the value of the NZ dollar falls below US$0.403 at the time any of these instruments expire, we will realize additional losses on the expiring contracts. In addition, we are required to mark the value of any unexpired contracts to market at the end of each accounting period. If the value of the NZ dollar falls below US$0.403 at the end of any accounting period, we will be required to increase the provision for losses for any unexpired foreign currency exchange instruments. As of September 30, 2001, we expect to have total obligations to deliver US$66.5 million under these instruments. For each one cent decline below US$0.403 in the value of the NZ dollar against the U.S. dollar, we would be required to increase our provision for loss by approximately US$1.6 million. The noon buying rate in New York City for cable transfers in effect on October 19, 2001 was NZ$1.00=US$0.4160. Losses on these foreign exchange instruments could materially adversely affect our profitability and could harm our business. See "Management's Discussion and Analysis of Unaudited Pro Forma Financial Position and Financial Performance."


OUR MANAGEMENT'S LACK OF EXPERIENCE IN OPERATING THE HEALTHCARE BUSINESS AS A STAND-ALONE COMPANY MAY MAKE IT DIFFICULT FOR YOU TO EVALUATE OUR PERFORMANCE.

     Our management has previously operated our business as the healthcare division of Fisher & Paykel Industries, a larger New Zealand public company, which provided us with management and administrative assistance. After this offering, we will continue to be managed by the individuals who managed the healthcare division of Fisher & Paykel Industries, but we will operate as a separate company from the appliances and finance divisions. Generally, neither Fisher & Paykel Appliances nor any of its finance subsidiaries will have any obligation to provide financial, management or other assistance to us. If we are not successful in managing our business as a stand-alone company, our business could be harmed.

WE COMPETE AGAINST SUBSTANTIALLY LARGER, MORE WELL ESTABLISHED COMPANIES AND THE MARKETS FOR OUR PRODUCTS ARE HIGHLY COMPETITIVE.

     Competition among medical device companies is intense. We believe the principal competitive factors in our markets are product features, reliability and price. We compete against a number of companies, many of which have greater financial, research and development, manufacturing and marketing resources than us and may be in a better position than we would be to withstand the adverse effect on gross margins and profitability caused by price decreases. Some of our competitors sell additional lines of products, and therefore can more effectively bundle products to offer higher discounts, or offer rebates or other incentive programs to gain a competitive advantage. Our inability to compete effectively with existing or future competitors may prevent us from retaining our existing customers or from attracting new customers and could limit our potential for future growth.

A CHANGE IN THE TECHNOLOGY RELATING TO OUR PRODUCTS MAY RESULT IN SOME OF OUR PRODUCTS BECOMING OBSOLETE OR COULD CAUSE US TO INCUR SUBSTANTIAL COSTS TO IMPLEMENT NEW TECHNOLOGIES. WE COULD LOSE CUSTOMERS IF OUR COMPETITORS IMPLEMENT NEW TECHNOLOGIES BEFORE WE DO.

     The market for our products is characterized by frequent product improvements, evolving technology and changing medical treatments. Our revenue and profitability could be adversely affected by technological change. For example, the development of a new or innovative continuous positive airway pressure, or CPAP, product technology by another company or the discovery of alternative treatments or a cure for obstructive sleep apnea could result in our CPAP products becoming obsolete or non-competitive, which would cause our revenue to decline significantly.

     To compete effectively, we must anticipate and adapt to technological changes and offer, on a timely basis, competitively priced products with new and improved features that meet evolving industry standards and customer preferences. We may choose new technologies that prove to be ineffective, do not gain market acceptance or are incompatible with technologies of our customers. As new technologies develop, we may be forced to implement these new technologies at a substantial cost to remain competitive. In addition, competitors may implement new technologies which allow them to offer lower-priced or superior quality products which render our products obsolete or uncompetitive. This could have a material adverse effect on our business.

WE HAVE EXPERIENCED SOME VARIATION IN OUR FINANCIAL RESULTS IN THE PAST AND EXPECT THAT OUR FUTURE FINANCIAL RESULTS MAY ALSO FLUCTUATE, WHICH COULD CAUSE THE PRICE OF THE ADSS TO DECLINE.

     Our financial results, including our revenue and gross margins, have from time to time fluctuated on a quarterly basis and may be subject to similar fluctuations in the future. These fluctuations have resulted from factors including:

     -     the timing of orders by distributors and other customers;

     -     the effect of foreign currency translation gains or losses;

     -     competitive actions, such as price reductions by our competitors;

     -     the introduction of new products by us or our competitors;

     -     the cost and effect of promotional and marketing programs; and

     - a decrease in the demand for our products during the summer months in the northern hemisphere.

     In addition, our financial performance could be adversely affected by changes in tax laws in the various countries in which we conduct our business. Due to these and other factors, we believe that quarter-to-quarter comparisons of our financial performance may not be meaningful. You should not rely on our financial performance for one quarter as an indication of our future performance.

OUR SUCCESS DEPENDS IN PART ON OUR PROPRIETARY TECHNOLOGIES AND IF WE ARE UNABLE TO SUCCESSFULLY ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, OUR COMPETITIVE POSITION MAY BE HARMED.

     Our success depends in part upon our ability to develop, maintain and protect our proprietary technologies and intellectual property rights both in the U.S. and in other countries. Our inability to do so could harm our competitive position.

     As of March 31, 2001, we had 26 issued patents and 18 patent applications pending in the U.S. and 48 issued non-U.S. patents and 78 non-U.S. patent applications pending. We rely on our patent portfolio to protect a large part of our intellectual property and our competitive position. We cannot assure you that our currently pending or future patent filings will issue as patents, or that any existing or future patents issued to us will be upheld if challenged, or that the protections afforded by those patents will be sufficiently broad to prevent third parties from producing competing products similar in design to ours. In addition, protection afforded by foreign patents may be more limited than that provided under U.S. patents and intellectual property laws. We cannot assure you that our patents will not be infringed upon or that we would have adequate remedies for any infringement. We may need to use litigation to enforce our patents or to protect our other proprietary rights, which may be costly and divert the attention of our personnel.

     We also rely on trade secrets, trademarks and copyrights to protect our proprietary technologies, intellectual property rights, know-how and reputation. We generally enter into confidentiality agreements with our employees, consultants and our collaborative partners when they commence a relationship with us in order to protect our trade secrets and other confidential information. However, we cannot assure you that these agreements will not be breached, that they provide meaningful protection against the unauthorized use or disclosure of our trade secrets or other confidential information, that our trade secrets will not otherwise become known to or independently developed by competitors or that adequate remedies exist if unauthorized use or disclosure of our trade secrets were to occur.

     Our inability to maintain the proprietary nature of our technologies would impair our competitive advantages, could force us to reduce the prices of our products and could have a material adverse effect on our profitability and future growth prospects.

IF WE INFRINGE THE PATENTS OR PROPRIETARY RIGHTS OF OTHER PARTIES, WE MAY INCUR SIGNIFICANT COSTS AND OUR BUSINESS MAY BE HARMED.

     Litigation over patents and other intellectual property is common in the medical device industry. We cannot assure you that we will not be the subject of patent or other litigation in the future. From time to time, we have received, and may again receive, letters from third parties drawing our attention to their patent rights. Although we do not believe that we infringe any rights of third parties which have been brought to our attention, we cannot assure you that we do not infringe other proprietary rights of third parties of which we are presently unaware.

     Defending intellectual property lawsuits and related legal and administrative proceedings could result in substantial expense to us and significant diversion of effort of our personnel. An adverse determination in a patent suit or in any other proceeding to which we may be a party could subject us to significant liabilities. An adverse determination could require us to seek licenses from third parties. If licenses were not available on commercially reasonable terms or at all, our business could be harmed.

OUR CONTINUED SUCCESS DEPENDS ON THE ABILITY OF PATIENTS TO BE REIMBURSED BY THIRD-PARTY PAYORS.

     The cost of medical care is funded, in substantial part, by government insurance programs, such as Medicare and Medicaid in the U.S., and private and corporate health insurance plans. Our success depends on the ability of patients who are prescribed CPAP therapy to obtain adequate reimbursement from these third-party payors for purchasing our CPAP products. In some of our major markets, such as Australia, the United Kingdom and Japan, there is currently limited reimbursement for devices that treat obstructive sleep apnea. We cannot assure you that our products will be considered cost-effective by third-party payors, that reimbursement will be available or, if currently available, will continue to be available, or that changes in payors' reimbursement policies will not adversely affect our ability to sell our products on a profitable basis, if at all. Third-party payors may deny reimbursement if they determine that the prescribed device has not received appropriate clearance from the U.S. Food and Drug Administration, known as the FDA, or other governmental regulatory clearances, is not used in accordance with cost-effective treatment methods as determined by the payor, or is experimental, unnecessary or inappropriate.

     Furthermore, third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend towards managed healthcare in the U.S. and the concurrent growth of health maintenance organizations, which could control or significantly influence the purchase of healthcare services and products, as well as legislative proposals to reform healthcare, may all result in lower prices for our products. The cost containment measures that healthcare providers are instituting in the face of the uncertainty and the ultimate effect of any healthcare reform could have an adverse effect on our ability to sell our products and harm our business.

WE DEPEND ON SINGLE-SOURCE SUPPLIERS FOR SOME KEY COMPONENTS OF OUR PRODUCTS.

     We purchase a limited number of components for our products from a single-source supplier. Although we believe that we could locate an alternative supplier or other satisfactory alternatives for these components, if required, we cannot assure you that we would be able to do so in a timely manner or at reasonable prices, if at all, or that we could obtain adequate quantities to meet our production needs during a prolonged interruption of supply. We have historically purchased selected components from a single-source supplier where we are able to generate cost savings without compromising quality. We do not have long-term supply contracts for the raw materials we require. A reduction or stoppage in supply, or our inability to develop alternate supply sources, if required, would limit our ability to manufacture some of our products and therefore would harm our business.

WE MANUFACTURE OUR PRODUCTS AT A SINGLE FACILITY IN NEW ZEALAND.

     We manufacture our products at a single facility located in Auckland, New Zealand. Although we maintain stores of inventory at leased warehouses in several countries around the world, our inability to continue to manufacture our products at our facility as a result of, for example, a prolonged power shortage, fire or other natural disaster, would prevent us from supplying products to our customers, and could harm our business.

COMPLYING WITH EXTENSIVE GOVERNMENT REGULATION RELATING TO MEDICAL DEVICES IS AN EXPENSIVE AND TIME-CONSUMING PROCESS AND OUR FAILURE TO COMPLY MAY RESULT IN SUBSTANTIAL PENALTIES.

     The development, manufacture and marketing of our products are subject to extensive and rigorous regulation by governmental agencies in the countries in which we sell our products, including the FDA in the U.S. The process of obtaining and maintaining the required regulatory approvals for medical devices in the markets in which we sell products, particularly the U.S., Europe and Japan, can be lengthy and is expensive, and the outcome is often unpredictable. We cannot assure you that our current market clearances can be maintained or that approvals in the U.S. will be granted for our future products on the basis of Section 510(k) clearances from the FDA. The regulatory process may delay us in marketing new products for lengthy periods, result in us incurring substantial additional costs and provide an advantage to our competitors.

     We are subject to FDA Good Manufacturing Practices and extensive record keeping and reporting requirements for sales in the U.S. Our manufacturing facilities are subject to periodic inspections by U.S. federal agencies and may be subject to similar inspections by corresponding agencies in other countries. Our new manufacturing facilities in New Zealand have not yet been inspected by the FDA. Failure to comply with applicable regulatory requirements can result in, among other things, import detentions, fines, civil penalties, suspensions or losses of approvals, recalls or seizures of products, operating restrictions and criminal prosecutions.

     Changes in existing regulations or the manner in which they are implemented or the adoption of new regulations could prevent us from obtaining, or delay the timing of, future regulatory approvals. We cannot assure you that new legislation or regulations, changes in the interpretation or enforcement of existing regulations, or other regulatory factors will not adversely affect our ability to obtain regulatory approvals, and our potential for future growth.

A PRODUCT RECALL MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     Governmental authorities in the countries in which we sell our products, including the FDA in the U.S., have the authority to require us to recall products in the event of material deficiencies or defects in design or manufacture. We have on occasion either voluntarily decided, or been required as a result of communications with regulators, to recall limited numbers of our products. A government mandated or voluntary product recall by us could occur as a result of component failures, manufacturing errors or design defects in our products. A significant recall of products could be costly and have a material adverse effect on our reputation and our ability to retain existing customers and attract new customers.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS.

     We have in the past and may in the future be subject to product liability claims as a result of the design, manufacture and marketing of our medical devices. Claims alleging product liability may involve large potential damages, significant defense costs and associated adverse publicity. We cannot assure you that our insurance coverage will be adequate to cover any significant future claims. Insurance varies in cost, can be difficult to obtain and may not be available in the future in an amount or on terms acceptable to us, or at all. A successful claim against us in excess of our insurance coverage could have a material adverse effect on our reputation and our business.

WE DEPEND ON KEY MEMBERS OF OUR SENIOR MANAGEMENT. ANY DIFFICULTY IN RETAINING OUR CURRENT SENIOR MANAGEMENT OR IN HIRING NEW EMPLOYEES WOULD ADVERSELY AFFECT OUR ABILITY TO OPERATE OUR BUSINESS.

     Our business is managed by a small number of key senior managers. The loss of any of these individuals could materially affect our business. Our success depends on our ability to continue to attract, recruit and retain sufficient qualified scientific, technical, sales and marketing, managerial and administrative personnel as we grow. Competition for qualified personnel in the countries we operate in is strong, and there is generally a limited number of persons with the requisite experience in the sectors in which we operate. We cannot assure you that we will be able to retain senior management, integrate new managers or recruit qualified personnel in the future.

A RELATIVELY LARGE PORTION OF OUR SALES ARE MADE THROUGH DISTRIBUTORS WITH WHOM WE GENERALLY DO NOT HAVE LONG-TERM CONTRACTS, AND THE LOSS OF THESE DISTRIBUTORS COULD THEREFORE REDUCE OUR SALES AND MARKET SHARE.


     We have a network of approximately 100 distributors in over 90 countries worldwide. A significant portion of our revenue for the fiscal year ended March 31, 2001 was attributable to sales to these distributors. Our two largest distributors, Allegiance Corporation, which distributes our products in the U.S., Canada, Italy and Spain, and Tokibo Co. Ltd., which distributes our products in Japan and China, accounted for approximately 14% and 7% of our revenue, respectively, during that fiscal year. Our contracts with our distributors are generally for only a one-year period. The loss of one of these, or several of our other significant distributors, could reduce our sales and market share.


THE INTERNATIONAL SCOPE OF OUR OPERATIONS EXPOSES US TO OPERATIONAL, POLITICAL AND OTHER RISKS THAT MAY HARM OUR BUSINESS.

     We sell our products in over 90 countries worldwide. Sales outside of New Zealand and North America accounted for approximately 50% of our revenue in the fiscal year ended March 31, 2001. We expect that sales outside of New Zealand and North America will continue to account for a significant portion of our revenue in the future.

     We may face risks because we conduct an international business, including:

     -     fluctuations in foreign currencies;

     - regulatory restrictions or prohibitions on the distribution of our products;

     -     tariffs and other trade barriers;

     -     longer payment cycles;

     -     problems in collecting accounts receivable;

     -     international monetary conditions and political risks; and

     - potentially adverse tax consequences of operating in multiple jurisdictions.

                       RISK RELATED TO THE REORGANIZATION

WE MAY BE LIABLE FOR SOME LIABILITIES OF THE APPLIANCES AND FINANCE BUSINESSES OF FISHER & PAYKEL INDUSTRIES FOLLOWING THE REORGANIZATION, WHICH COULD HARM OUR FINANCIAL RESULTS AND CASH FLOWS.

     Pursuant to the reorganization, it is intended that Fisher & Paykel Appliances will become the direct or indirect legal and beneficial owner of the assets and assume the liabilities related to the appliances and finance businesses of Fisher & Paykel Industries, and we will remain the direct or indirect legal and beneficial owner of the assets and assume the liabilities related to the healthcare business. However, we may continue to be exposed to some of the liabilities of the appliances or finance businesses. The types of liabilities to which we could continue to be subject include liability under contracts relating to either the appliances or finance business to which Fisher & Paykel Industries is a party and which will continue after the reorganization.

     As part of the reorganization, Fisher & Paykel Appliances and Fisher & Paykel Healthcare have entered into a separation arrangement agreement under which any asset or liability held by us after the effective date of the reorganization that is properly attributable to the appliances or finance businesses, or any asset or liability held by Fisher & Paykel Appliances that is properly attributable to the healthcare business, is to be transferred and assigned or novated to Fisher & Paykel Appliances or us, as the case may be. Until the transfer and assignment or novation occurs, the asset or liability is to be held on behalf of, and with the appropriate accountability to and indemnification from, Fisher & Paykel Appliances or us, as appropriate. Assets or liabilities for which no proper attribution can be determined will be attributed to each of Fisher & Paykel Appliances and us pro rata, in proportion to the respective values attributed to Fisher & Paykel Appliances and us as of the date of the separation arrangement agreement, unless we each agree to a different allocation.

     After the reorganization, any claims made against us that are properly attributable, in accordance with the separation arrangement agreement, to either the appliances or finance business would require us to exercise our rights under the separation arrangement agreement to obtain payment from Fisher & Paykel Appliances. We are exposed to the risk that, in these circumstances, Fisher & Paykel Appliances cannot, or will not, make the required payment. If this were to occur, our business and financial position could be harmed. See "Related Party Transactions."

                         RISKS RELATED TO THIS OFFERING

THE ABSENCE OF A PRIOR PUBLIC MARKET FOR THE ADSS REPRESENTING ORDINARY SHARES OF THE HEALTHCARE BUSINESS OF FISHER & PAYKEL INDUSTRIES CREATES UNCERTAINTY IN MARKET PRICE.


     Although the ordinary shares of Fisher & Paykel Industries have been listed on the New Zealand Stock Exchange since 1979, during this period Fisher & Paykel Industries owned and operated the appliances, finance and healthcare businesses as a combined entity. Following the reorganization and this offering, our ordinary shares will represent an interest in only the healthcare business of Fisher & Paykel Industries. Although our ordinary shares will continue to be listed on the New Zealand Stock Exchange, and we have applied to have the ADSs quoted on the Nasdaq National Market, an active public market for the ordinary shares or ADSs may not develop or be sustained after the offering. The market price of Fisher & Paykel Healthcare ordinary shares may be lower than the market price of Fisher & Paykel Industries ordinary shares prior to the reorganization, and may not follow the past trading patterns of Fisher & Paykel Industries ordinary shares. Even if a market does develop for the ordinary shares and ADSs, the market price of the ADSs may decline below the initial public offering price. After the offering, the market price of the ADSs may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

     -     quarterly variations in our operating results;

     -     changes in financial estimates by securities analysts;

     -     changes in market valuations of healthcare companies;

     - announcements by us, or our competitors, of new products or technological innovations, developments with patent or other regulatory applications, litigation, acquisitions, strategic partnerships, joint ventures or business combinations;

     -     loss of a major customer;

     -     additions or departures of key personnel; and

     -     sales of ordinary shares or ADSs.

THE POSSIBLE VOLATILITY OF THE STOCK MARKET COULD ADVERSELY AFFECT THE PRICE OF OUR ORDINARY SHARES OR THE ADSS.

     Historically, the market prices for securities of companies in the healthcare industry have been highly volatile. In addition, the stock market has experienced volatility that has affected the market prices of equity securities of many companies and often that volatility has been unrelated to the operating performance of those companies. These broad market fluctuations may adversely affect the market price of our ordinary shares or the ADSs, regardless of our operating performance. Furthermore, following periods of volatility in the market price of a company's securities, shareholders of the company have often instituted securities class action litigation against that company. Any similar litigation against us could result in substantial costs and a diversion of management's attention and resources, which could delay our ability to expand our business in accordance with our strategy.

SALES OF SUBSTANTIAL NUMBERS OF ORDINARY SHARES AFTER THIS OFFERING COULD DECREASE THE TRADING PRICE OF THE ADSS.


     Following this offering, we will have 99,911,137 ordinary shares outstanding, slightly less than 20% of which will be held by Fisher & Paykel Appliances and approximately 60% of which will be held by the existing shareholders of Fisher & Paykel Industries. The ordinary shares held by existing shareholders, other than our affiliates, will be freely tradable. Fisher & Paykel Appliances and our directors and continuing members of our senior management have agreed, subject to specified exceptions, not to sell or otherwise dispose of any ordinary shares for a period of 180 days after the date of the final prospectus relating to this offering without the prior written consent of Deutsche Banc Alex. Brown Inc. Following this 180-day period, they may sell their ordinary shares as permitted by U.S. securities laws and other applicable laws, including the laws of New Zealand. In addition, immediately following the offering, we will have up to 1,600,000 ordinary shares issuable upon the exercise of outstanding options. Sales of a large number of our ordinary shares after the closing of this offering or the expiration of the 180-day period, or the perception that these sales could occur, could cause a decrease in the market price of our ordinary shares and the ADSs. See "Shares Eligible for Future Sale."


WE CANNOT ASSURE YOU THAT HOLDERS OF ADRS WILL RECEIVE VOTING MATERIALS IN TIME TO INSTRUCT THE DEPOSITARY TO VOTE, AND IT IS POSSIBLE THAT YOU WILL NOT HAVE THE OPPORTUNITY TO EXERCISE A RIGHT TO VOTE.


     Holders of ADRs may instruct the depositary how to exercise the voting rights for the ordinary shares represented by the ADSs. The depositary will notify ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. For the instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the ordinary shares, to vote or to have its agents vote the ordinary shares represented by your ADSs as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, the manner in which any vote is cast or the effect of any vote.

     We cannot assure you that you will receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

HOLDERS OF ADRS WILL BE CHARGED CUSTOMARY FEES BY THE DEPOSITARY THAT HOLDERS OF ORDINARY SHARES WILL NOT BE CHARGED.

     ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of ordinary shares, rights and other property, and for each surrender of ADSs in exchange for deposited ordinary shares. The fee in each case is $5.00 for each 100 ADSs issued or surrendered. Various additional charges may be incurred by ADR holders, by any party depositing or withdrawing ordinary shares or by any party surrendering ADRs or to whom ADRs are issued including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited ordinary shares or a distribution of ADRs. See "Description of American Depositary Receipts--Fees and Expenses."

IT MAY BE DIFFICULT FOR YOU TO EFFECT SERVICE OF PROCESS UPON, OR ENFORCE U.S. JUDGMENTS AGAINST US, FISHER & PAYKEL APPLIANCES, AS THE SELLING SHAREHOLDER, OR MEMBERS OF THEIR BOARDS OR SENIOR MANAGEMENT, OR EXPERTS NAMED IN THIS PROSPECTUS.

     Fisher & Paykel Industries and the selling shareholder are organized under the laws of New Zealand. In addition, all members of our board, all of our senior management and some of the experts named in this prospectus and all members of the board of Fisher & Paykel Appliances, the selling shareholder, are residents of countries other than the U.S. A substantial portion of our assets, the assets of these non-resident persons and the assets of the selling shareholder are located outside the U.S. As a result, it may not be possible for you to:

     -     effect service of process within the U.S. upon us or these persons;
           or

     - enforce against us or these persons in U.S. courts judgments obtained in U.S. courts predicated upon civil liability provisions of the federal securities laws of the U.S.

     There is doubt as to whether the courts of New Zealand would recognize jurisdiction of the U.S. courts in connection with judgments obtained in U.S. courts in actions against us, the selling shareholder or these directors and officers, as well as some of the experts named in this prospectus, and as to whether New Zealand courts would enforce judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal or state securities laws. There is also doubt as to whether New Zealand courts would admit original actions brought under the U.S. securities laws. In addition, some remedies available under the U.S. federal or state laws may not be admitted or enforced by New Zealand courts on the basis of being contrary to New Zealand's public policy. We cannot assure you that you will be able to enforce any judgment against us, the selling shareholder, members of our board or the selling shareholder's board, our senior management or some of the experts named in this prospectus, including judgments under the U.S. securities laws.

                  FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

     This prospectus contains forward-looking statements that relate to future events or our future financial performance. These statements are found principally in the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Unaudited Pro Forma Financial Position and Financial Performance," "Management's Discussion and Analysis of Historical Financial Position and Financial Performance," "Business" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "intend," "may," "plan," "potential," "predict," "project," "should" or "will" or the negative of these terms or other comparable terminology. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include, among other things, those listed under "Risk Factors" as well as those included elsewhere in this prospectus.

     These forward-looking statements include, but are not limited to, statements relating to:

     -     our expectations about growth in demand for our products;

     - our ability to successfully manage our healthcare business as a separate company;

     -     our plans to achieve growth by offering new products;

     - our anticipated capital expenditures for the planned expansion of our business;

     - our ability to fund our future operations through borrowing or otherwise;

     -     industry trends;

     - our expectations about regulatory changes that may affect our business;

     -     our ability to adjust to technological change; and

     - our ability to effectively compete in a highly competitive environment.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, levels of activity, performance or achievements. Although we will become a reporting company after the offering and will have disclosure obligations under the U.S. federal securities laws, we are not undertaking to publicly update or revise any forward-looking statements in this prospectus.

     Information regarding market and industry statistics or medical studies contained in this prospectus is based on information available to us that we believe is accurate. It is generally based on academic and other publications or medical studies that are not produced for purposes of securities offerings or economic analysis. We have not reviewed or included data from all sources and cannot assure you of the accuracy of the market and industry data we have included or the medical studies to which we have referred.

                               THE REORGANIZATION


     Fisher & Paykel Industries is a New Zealand company with its ordinary shares listed on the New Zealand Stock Exchange. Fisher & Paykel commenced business in New Zealand in 1934 as an importer of refrigerators and washing machines. The business of Fisher & Paykel Industries currently comprises an appliances business that designs, manufactures and markets automatic washing machines, refrigerators, dishwashers, dryers, freezers and cooking products, and a related finance business, as well as the healthcare business described in this prospectus. In December 2000, the board of directors of Fisher & Paykel Industries announced its intention to separate its three businesses into two separate companies.



     Pursuant to New Zealand law, the reorganization was required to be approved by the New Zealand High Court and the shareholders of Fisher & Paykel Industries. These approvals have been obtained. An order of the New Zealand High Court was required to ensure the participation of all existing shareholders and to ensure the acquisition by Fisher & Paykel Appliances of the exact number of ordinary shares of Fisher & Paykel Industries from existing shareholders that is required to effect the reorganization.


     The reorganization steps described below will be completed immediately prior to the sale of the ADSs in this offering. The closing of this offering is conditioned on the consummation of the reorganization.

     The reorganization comprises the following steps:

     - Pursuant to the reorganization, as approved by the New Zealand High Court, Fisher & Paykel Appliances will automatically, without further action on the part of shareholders, acquire from the existing shareholders of Fisher & Paykel Industries on a pro rata basis 55.6 million ordinary shares of Fisher & Paykel Industries, representing approximately 47.1% of the ordinary shares outstanding, in exchange for a combination of ordinary shares of Fisher & Paykel Appliances and cash. Until the exchange, Fisher & Paykel Appliances will be a wholly-owned subsidiary of Fisher & Paykel Industries. Following the exchange, the ordinary shares of Fisher & Paykel Appliances held by Fisher & Paykel Industries will be canceled and, as a result, Fisher & Paykel Appliances will be 100% owned by the existing shareholders of Fisher & Paykel Industries.


     - Following the exchange, Fisher & Paykel Industries will repurchase from Fisher & Paykel Appliances 18.2 million of the ordinary shares acquired by Fisher & Paykel Appliances in the exchange, representing approximately 15.4% of the ordinary shares outstanding prior to the repurchase, for cash in the amount of $85.4 million, based on the prevailing exchange rate on March 31, 2001. The repurchased ordinary shares of Fisher & Paykel Industries will be canceled.



     - Following the repurchase, Fisher & Paykel Industries will transfer its appliances and finance businesses to a wholly-owned subsidiary of Fisher & Paykel Appliances for cash in the amount of $124.5 million, based on the prevailing exchange rate on March 31, 2001. Consequently, the existing healthcare business will be Fisher & Paykel Industries' only remaining business, and as part of the reorganization Fisher & Paykel Industries will change its name to Fisher & Paykel Healthcare Corporation Limited.



     - Fisher & Paykel Appliances will sell 17.6 million ordinary shares of Fisher & Paykel Healthcare, formerly Fisher & Paykel Industries, representing approximately 17.6% of the ordinary shares outstanding, in the form of ADSs in this offering. Following the reorganization and this offering, Fisher & Paykel Appliances will own slightly less than 20% of the outstanding ordinary shares of Fisher & Paykel Healthcare. Fisher & Paykel Healthcare's ordinary shares will continue to be listed on the New Zealand Stock Exchange and Fisher & Paykel Healthcare has applied to have the ADSs quoted on the Nasdaq National Market. Fisher & Paykel Healthcare has applied to have its ordinary shares listed on the Australian Stock Exchange.

     In connection with the reorganization, the board of directors of Fisher & Paykel Industries has obtained an opinion of Deloitte Touche Tohmatsu to the effect that the reorganization is fair and reasonable to the holders of ordinary shares of Fisher & Paykel Industries. The complete text of the opinion is included in this prospectus as Appendix B.


     On September 28, 2001, Fisher & Paykel Industries paid a regular dividend of NZ$0.20 per ordinary share and a special dividend of NZ$0.25 per ordinary share, amounting to a total dividend payment of US$21.6 million, based on the prevailing exchange rate on September 28, 2001. The regular dividend is the interim dividend for the current fiscal year ending March 31, 2002. Accordingly, you will not receive either of these regular or special dividends. See "Dividend Policy."


     The following charts illustrate the ownership of Fisher & Paykel Industries and its appliances, finance and healthcare businesses prior to and upon completion of the reorganization:

      OWNERSHIP OF FISHER & PAYKEL INDUSTRIES PRIOR TO THE REORGANIZATION

                          [FISHER & PAYKEL INDUSTRIES]

    [CHART ILLUSTRATING OWNERSHIP OF FISHER & PAYKEL INDUSTRIES PRIOR TO THE
                                REORGANIZATION]


                    OWNERSHIP OF FISHER & PAYKEL HEALTHCARE
                     (FORMERLY FISHER & PAYKEL INDUSTRIES)
                     UPON COMPLETION OF THE REORGANIZATION

                          [FISHER & PAYKEL HEALTHCARE]

 [CHART ILLUSTRATING OWNERSHIP OF FISHER & PAYKEL HEALTHCARE UPON COMPLETION OF
                              THE REORGANIZATION]

     The board of directors of Fisher & Paykel Industries determined to undertake the reorganization for a number of reasons, including the following:

     - Each of Fisher & Paykel Healthcare and Fisher & Paykel Appliances is expected to have increased visibility within the financial markets, enhancing the likelihood that each company will achieve appropriate recognition by potential investors who have a specific understanding of and interest in its respective industry.

     - Existing shareholders of Fisher & Paykel Industries will enjoy significantly increased flexibility and control over their desired investment exposure by being able to separately trade ordinary shares in Fisher & Paykel Appliances and Fisher & Paykel Healthcare.


     - The quotation of the ADSs on the Nasdaq National Market will facilitate the investment of U.S. investors and encourage coverage by U.S. analysts specializing in medical device companies.


     - Each of Fisher & Paykel Healthcare and Fisher & Paykel Appliances will have its own separate and independent board of directors and management, which will allow each company to better focus on its respective core business. In addition, the management of each company will be able to be more effectively incentivized by the introduction of management compensation programs that align more closely with the performance of the specific business for which it is responsible.

                                USE OF PROCEEDS


     We will not receive any proceeds from the sale of the ADSs in this offering by Fisher & Paykel Appliances, the selling shareholder. If the underwriters exercise their over-allotment option, we have agreed to issue and sell to Fisher & Paykel Appliances the number of ordinary shares represented by the additional ADSs it sells to the underwriters pursuant to the over-allotment option at the per share equivalent of the initial public offering price of the ADSs less underwriting discounts and commissions. We expect that if the underwriters exercise their over-allotment option in full, our net proceeds from the issuance and sale of these additional ordinary shares will be approximately $10.4 million, assuming an initial public offering price of $17.00 per ADS. We intend to use any net proceeds from the exercise of the over-allotment option for working capital and other general corporate purposes.


                                DIVIDEND POLICY

     We currently intend to distribute approximately 60% of our profit from continuing operations after taxation as dividends to holders of our ordinary shares and the ADSs in June and November of each year. We expect to pay the first dividend in June 2002, which will be the final dividend for the fiscal year ended March 31, 2002. The payment and amount of any future dividends will be at the discretion of our board after taking into account various factors the board deems relevant. These factors may include our financial condition, operating results, current and anticipated cash needs, plans for expansion and debt covenants. Under New Zealand law, we are not required to obtain shareholder approval for the declaration or payment of dividends. The distribution of dividends is subject to satisfaction of various requirements applicable under New Zealand law, including a solvency test.

     After adjustment for the number of ordinary shares represented by each ADS, holders of ADSs will receive the same dividends as holders of our ordinary shares, less any fees and expenses payable under the deposit agreement. We will pay cash dividends on our ordinary shares in New Zealand dollars. The depositary will convert cash dividends into U.S. dollars before making payments to holders of ADSs. Any cash dividends payable to holders of ADSs who are non-residents of New Zealand will generally be subject to New Zealand statutory withholding taxes. Imputation credits that attach to dividends that may be used by New Zealand resident holders of our ordinary shares to offset income tax liability with respect to those dividends cannot be used by holders of ADSs who are non-residents of New Zealand to offset against that withholding tax liability. We generally expect to pay supplementary dividends to holders of ADSs who are non-residents of New Zealand pursuant to the New Zealand foreign investor tax credit regime to reduce or eliminate the economic impact of the New Zealand statutory withholding taxes.


     For further information regarding dividends, see the sections entitled "Description of Share Capital -- Distributions and Dividends," "Description of American Depositary Shares -- Share Dividends and Other Distributions," "Taxation -- United States Federal Tax Considerations" and "-- New Zealand Tax Considerations" in this prospectus.

                                 CAPITALIZATION


     The following table sets forth cash and cash equivalents, short-term debt and capitalization of Fisher & Paykel Industries as of August 31, 2001:


     -     on a historical basis; and


     - on a pro forma basis giving effect to the reorganization, including the repurchase of 18.2 million ordinary shares and the separation of the appliances and finance businesses from the healthcare business, including the allocation of cash and cash equivalents in excess of approximately $15 million to Fisher & Paykel Appliances.


     We will not receive any proceeds from the sale of the ADSs by Fisher & Paykel Appliances, the selling shareholder in this offering. If the underwriters exercise their over-allotment option, we have agreed to issue and sell to Fisher & Paykel Appliances the number of ordinary shares represented by the additional ADSs it sells to the underwriters pursuant to the over-allotment option at the per share equivalent of the initial public offering price of the ADSs less underwriting discounts and commissions. Accordingly, our capitalization will not be affected by this offering, unless the underwriters exercise their over-allotment option. The information below assumes that the underwriters do not exercise their over-allotment option.

     You should read this table in conjunction with "Unaudited Pro Forma Financial Statements" and "Management's Discussion and Analysis of Unaudited Pro Forma Financial Position and Financial Performance," and the historical consolidated financial statements of Fisher & Paykel Industries and related notes and other financial information appearing in Appendix A to this prospectus, including "Management's Discussion and Analysis of Historical Financial Position and Financial Performance" and "Consolidated Financial Statements of Fisher & Paykel Industries Limited."


                                                              AS OF AUGUST 31, 2001
                                                              ---------------------
                                                               ACTUAL     PRO FORMA
                                                              --------    ---------
                                                                   (UNAUDITED)
                                                                (IN THOUSANDS OF
                                                                U.S. DOLLARS(1))
Cash and cash equivalents(2)................................  $  6,241     $15,000
                                                              ========     =======
Short-term debt.............................................  $ 95,037     $ 5,567
                                                              ========     =======
Long-term debt..............................................    74,630          --

Total shareholders' equity(3)...............................   181,275      44,303
                                                              --------     -------
Total capitalization........................................  $255,905     $44,303
                                                              ========     =======


------------

(1)The actual and pro forma amounts have been translated into U.S. dollars from NZ dollars based on the exchange rate of NZ$1.00 = US$0.4425, the noon buying rate in New York City for cable transfers in effect on August 31, 2001.



(2)Fisher & Paykel Industries does not intend to retain cash and cash equivalents in excess of approximately $15 million following the reorganization. Accordingly, in connection with the reorganization we will allocate to Fisher & Paykel Appliances cash and cash equivalents in excess of approximately $15 million. The actual amount of cash and cash equivalents to be allocated will depend in part on the NZ$ to US$ exchange rate and results of operations prior to the reorganization.



(3) As of August 31, 2001, Fisher & Paykel Industries had 118,111,137 ordinary shares issued and outstanding, or 99,911,137 ordinary shares on a pro forma basis. If the underwriters exercise their over-allotment option in full, and all of the ordinary shares issuable upon exercise of options that will be granted to management as part of the reorganization had been issued, the number of ordinary shares outstanding on a pro forma basis would have been 104,151,137 and shareholders' equity would have been $61.5 million.

                                    DILUTION

     As of March 31, 2001, the net tangible book value of Fisher & Paykel Industries was approximately $5.17 per ADS. Net tangible book value per ADS represents the amount of our total tangible assets less total liabilities, divided by the number of ADSs that would have been outstanding had all ordinary shares outstanding been represented by ADSs. On a pro forma basis, after giving effect to the reorganization as if it had occurred on March 31, 2001, Fisher & Paykel Industries' net tangible book value would have been approximately $30.1 million and the number of ordinary shares outstanding would have been 99,911,137. Accordingly, its pro forma net tangible book value as of March 31, 2001 would have been approximately $1.21 per ADS. No change in pro forma net tangible book value will result from the sale of the ADSs by Fisher & Paykel Appliances, the selling shareholder in this offering. Accordingly, dilution in pro forma net tangible book value per ADS to new investors is equal to the difference between the pro forma net tangible book value per ADS after adjustment for the reorganization and the amount per ADS paid by new investors.

     The following table illustrates this dilution:


Assumed initial public offering price per ADS...............           $17.00
Net tangible book value per ADS as of March 31, 2001........  $5.17
Pro forma net tangible book value per ADS after adjustment
  for the reorganization....................................             1.21
                                                                       ------
Dilution in pro forma net tangible book value per ADS to new
  investors.................................................           $15.79
                                                                       ======



     The above computations assume that the underwriters do not exercise their over-allotment option. Following the offering, there will be outstanding options to purchase an aggregate of up to 1,600,000 ordinary shares at an exercise price of the NZ dollar per share equivalent of the initial public offering price of the ADSs. If all of these options had been exercised as of March 31, 2001 at an exercise price of NZ$10.55, the pro forma net tangible book value after giving effect to the reorganization would have been $1.45 per ADS. This would represent an increase in pro forma net tangible book value to new investors of $0.24 per ADS.



     The following table summarizes the number of ordinary shares issued by Fisher & Paykel Industries to its directors, senior management or other affiliates during the five-year period ended March 31, 2001, the total consideration paid and the average price paid per ordinary share, the number of ordinary shares in the form of ADSs sold by Fisher & Paykel Appliances, the selling shareholder in this offering, the total consideration paid by new investors and the average price per ADS paid by new investors, assuming an initial public offering price of $17.00 per ADS, and before deducting underwriting discounts and commissions.



                                                                  AVERAGE PRICE         AVERAGE
                                    SHARES          TOTAL          PER ORDINARY          PRICE
                                   PURCHASED    CONSIDERATION         SHARE             PER ADS
                                  -----------   -------------   ------------------   -------------
Directors, senior management,
  affiliates....................      580,350    $ 1,205,256          $2.08             $ 8.32
New investors...................   17,600,000     74,800,000          $4.25             $17.00
                                  -----------    -----------
          Total.................   18,180,350    $76,005,256
                                  ===========    ===========

                           EXCHANGE RATE INFORMATION

     The historical audited consolidated financial statements and the unaudited pro forma financial statements included in this prospectus have been prepared in accordance with generally accepted accounting practices in New Zealand and are denominated in U.S. dollars.

     Fluctuations in exchange rates between the NZ dollar and the U.S. dollar will affect the U.S. dollar equivalent of the NZ dollar price of our ordinary shares on the New Zealand Stock Exchange and are likely to affect the U.S. dollar price of the ADSs on the Nasdaq National Market. These fluctuations will also affect the U.S. dollar proceeds that holders of ADSs will receive from the conversion of any cash dividends paid in NZ dollars on our ordinary shares. The NZ dollar is convertible into other currencies at freely floating rates and there are no New Zealand restrictions on the flow of New Zealand currency across borders. There are no governmental controls on the exchange rate of the NZ dollar.

     The following table sets forth:

     - the high and low rates of exchange for the NZ dollar, expressed in U.S. dollars, for each of the fiscal year periods indicated;

     - the average rate of exchange based on the last day of each month during each of these periods; and

     -     the high and low rates of exchange for each of the months indicated;

in each case based on the noon buying rate in New York City for cable transfers in NZ dollars as certified for customs purposes by the Federal Reserve Bank of New York.

FISCAL YEAR ENDED MARCH 31,                             HIGH      LOW      AVERAGE
---------------------------                            ------    ------    -------
                                                              (US$ PER NZ$)
2001.................................................  0.5033    0.3920    0.4353
2000.................................................  0.5635    0.4810    0.5174
1999.................................................  0.5597    0.4838    0.5249
1998.................................................  0.6973    0.5524    0.6276
1997.................................................  0.7148    0.6678    0.6942


PERIOD                                                  HIGH      LOW
------                                                 ------    ------
                                                        (US$ PER NZ$)
September 2001.......................................  0.4355    0.3996
August 2001..........................................  0.4438    0.4150
July 2001............................................  0.4130    0.4036
June 2001............................................  0.4221    0.4047
May 2001.............................................  0.4270    0.4083
April 2001...........................................  0.4158    0.3993



     The noon buying rate in New York City for cable transfers in effect on October 19, 2001 was NZ$1.00 = US$0.4160.

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     This offering is part of a reorganization of Fisher & Paykel Industries. Pursuant to the reorganization, Fisher & Paykel Industries will transfer its appliances and finance businesses to a wholly owned subsidiary which, upon completion of the reorganization, will be owned by the existing shareholders of Fisher Paykel Industries, and Fisher & Paykel Industries will repurchase 18.2 million of its ordinary shares. As a result of the reorganization, the existing healthcare business will be Fisher & Paykel Industries' only remaining business. Fisher & Paykel Industries will change its name to Fisher & Paykel Healthcare Corporation Limited prior to the closing of this offering. See "The Reorganization" for a more detailed discussion.

     We have prepared unaudited pro forma financial statements of Fisher & Paykel Industries to provide investors with information about the effect of the proposed reorganization.

     The unaudited pro forma financial statements are derived from the historical audited consolidated financial statements of Fisher & Paykel Industries included in Appendix A to this prospectus. The unaudited pro forma statements of financial performance for the fiscal years ended March 31, 1999, 2000 and 2001 reflect the appliances and finance businesses as discontinued operations. The unaudited pro forma statement of financial position as of March 31, 2001 reflects the appliances and finance businesses as discontinued operations and gives pro forma effect to the reorganization of Fisher & Paykel Industries as if the reorganization had occurred on March 31, 2001.

     The unaudited pro forma information is presented for illustrative purposes only and does not purport to represent what the actual financial performance of the healthcare business of Fisher & Paykel Industries would have been if the reorganization had occurred at an earlier date. We expect that the reorganization will take effect in November 2001, and it will, in any event, take effect prior to the closing of this offering. The pro forma adjustments are based upon currently available information and estimates and assumptions. Actual adjustments may differ from the pro forma adjustments. The future operating results of Fisher & Paykel Healthcare may differ materially from the unaudited pro forma information reflected below due to various factors, including those described under "Risk Factors" and elsewhere in this prospectus.

     You should read the unaudited pro forma financial data in conjunction with the other financial information appearing elsewhere in this prospectus, including "Capitalization" and "Management's Discussion and Analysis of Unaudited Pro Forma Financial Position and Financial Performance." For historical financial information relating to Fisher & Paykel Industries, see "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Historical Financial Position and Financial Performance" and "Consolidated Financial Statements of Fisher & Paykel Industries Limited" included in Appendix A to this prospectus.

     The financial statements of Fisher & Paykel Industries included in this prospectus have been prepared in accordance with generally accepted accounting practices in New Zealand and are denominated in U.S. dollars. Fisher & Paykel Industries' fiscal year ends on March 31 of each year. For a discussion of the principal differences between generally accepted accounting practices in New Zealand and U.S. GAAP, and a reconciliation to U.S. GAAP of group profit and shareholders' equity, see note 30 to "Consolidated Financial Statements of Fisher & Paykel Industries Limited" included in Appendix A to this prospectus.

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

             UNAUDITED PRO FORMA STATEMENT OF FINANCIAL PERFORMANCE
                      FOR THE FISCAL YEAR ENDED MARCH 31,

                                                    1999                                               2000
                              ------------------------------------------------   ------------------------------------------------
                              FISHER & PAYKEL   DISCONTINUED                     FISHER & PAYKEL   DISCONTINUED
                                INDUSTRIES       APPLIANCES                        INDUSTRIES       APPLIANCES
                                CONTINUING      AND FINANCE       PRO FORMA        CONTINUING      AND FINANCE       PRO FORMA
                                OPERATIONS       OPERATIONS    FISHER & PAYKEL     OPERATIONS       OPERATIONS    FISHER & PAYKEL
                                AS REPORTED       (NOTE 2)       HEALTHCARE        AS REPORTED       (NOTE 2)       HEALTHCARE
                              ---------------   ------------   ---------------   ---------------   ------------   ---------------
                                                     (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)
Operating revenue from
  continuing operations.....   $    358,152       $295,786      $     62,366      $    415,570       $340,982      $     74,588
Operating expenses from
  continuing operations.....        325,993        285,083            40,910           367,550        318,863            48,687
                               ------------       --------      ------------      ------------       --------      ------------
Operating profit from
  continuing operations
  before abnormal items.....         32,159         10,703            21,456            48,020         22,119            25,901
Abnormal items..............        (16,378)       (13,906)           (2,472)               --             --                --
                               ------------       --------      ------------      ------------       --------      ------------
Operating profit from
  continuing operations
  after abnormal items......         15,781         (3,203)           18,984            48,020         22,119            25,901
Interest....................         (5,387)        (4,678)             (709)           (5,387)        (4,751)             (636)
Foreign currency exchange
  profit (loss).............          4,911          4,721               190             1,997          1,304               693
                               ------------       --------      ------------      ------------       --------      ------------
Profit from continuing
  operations before
  taxation..................         15,305         (3,160)           18,465            44,630         18,672            25,958
Taxation (Note 3(d))........         (6,001)         1,159            (7,160)          (15,578)        (6,384)           (9,194)
                               ------------       --------      ------------      ------------       --------      ------------
Profit from continuing
  operations after
  taxation..................   $      9,304       $ (2,001)     $     11,305      $     29,052       $ 12,288      $     16,764
                               ============       ========      ============      ============       ========      ============
Basic and diluted earnings
  per share from continuing
  operations................   $       0.08                     $       0.11      $       0.25                     $       0.17
Basic and diluted earnings
  per ADS from continuing
  operations(1).............   $       0.32                     $       0.46      $       0.99                     $       0.67
Basic and diluted weighted
  average number of shares
  outstanding (Note 3(e))...    117,549,237                       99,349,237       117,642,887                       99,442,887
Basic and diluted weighted
  average number of
  ADSs(1)...................     29,387,309                       24,837,309        29,410,722                       24,860,722

---------------

(1) Assumes four outstanding ordinary shares are equal to one ADS.

      See accompanying notes to Unaudited Pro Forma Financial Statements.

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

             UNAUDITED PRO FORMA STATEMENT OF FINANCIAL PERFORMANCE
                    FOR THE FISCAL YEAR ENDED MARCH 31, 2001

                                                              FISHER & PAYKEL     DISCONTINUED
                                                                 INDUSTRIES        APPLIANCES
                                                                 CONTINUING        AND FINANCE        PRO FORMA
                                                                 OPERATIONS        OPERATIONS      FISHER & PAYKEL
                                                                AS REPORTED         (NOTE 2)          HEALTHCARE
                                                              ----------------    -------------    ----------------
                                                              (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)
Operating revenue from continuing operations................    $    403,713        $319,333        $      84,380
Operating expenses from continuing operations...............         346,792         297,335               49,457
                                                                ------------        --------        -------------
Operating profit from continuing operations before abnormal
  items.....................................................          56,921          21,998               34,923
Abnormal items..............................................          (4,459)         (4,459)                  --
                                                                ------------        --------        -------------
Operating profit from continuing operations after abnormal
  items.....................................................          52,462          17,539               34,923
Interest (Note 3(c))........................................          (5,149)         (4,203)                (946)
Foreign currency exchange profit (loss).....................         (40,885)        (14,266)             (26,619)
                                                                ------------        --------        -------------
Profit from continuing operations before taxation...........           6,428            (930)               7,358
Taxation (Note 3(d))........................................          (2,917)            194               (3,111)
                                                                ------------        --------        -------------
Profit from continuing operations after taxation............    $      3,511        $   (736)       $       4,247
                                                                ============        ========        =============
Basic and diluted earnings per share from continuing
  operations................................................    $       0.03                        $        0.04
Basic and diluted earnings per ADS from continuing
  operations(1).............................................    $       0.12                        $        0.17
Basic and diluted weighted average number of shares
  outstanding (Note 3(e))...................................     118,111,137                           99,911,137
Basic and diluted weighted average number of ADS(1).........      29,527,784                           24,977,784

---------------

(1) Assumes four outstanding ordinary shares are equal to one ADS.

      See accompanying notes to Unaudited Pro Forma Financial Statements.

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

              UNAUDITED PRO FORMA STATEMENT OF FINANCIAL POSITION
                              AS OF MARCH 31, 2001

                                              FISHER &     DISCONTINUED                  PRO FORMA         PRO FORMA
                                               PAYKEL       APPLIANCES                  ADJUSTMENTS     FISHER & PAYKEL
                                             INDUSTRIES    AND FINANCE     FISHER &       FOR THE         HEALTHCARE
                                             OPERATIONS     OPERATIONS      PAYKEL     REORGANIZATION      AFTER THE
                                             AS REPORTED     (NOTE 2)     HEALTHCARE      (NOTE 3)      REORGANIZATION
                                             -----------   ------------   ----------   --------------   ---------------
                                                                   (IN THOUSANDS OF U.S. DOLLARS)
ASSETS
Current assets:
Cash and bank balances (Note 3(a)).........   $  3,093       $  1,008      $  2,085       $124,500         $  11,185
                                                                                           (85,400)
                                                                                           (30,000)
Debtors and prepayments....................     47,456         33,715        13,741                           13,741
Finance receivables........................     68,254         68,254            --                               --
Inventories................................     65,309         57,946         7,363                            7,363
Taxation...................................      2,850           (613)        3,463                            3,463
Intergroup advances (Note 3(b))............         --        (83,799)       83,799        (83,799)               --
                                              --------       --------      --------       --------         ---------
         Total current assets..............    186,962         76,511       110,451        (74,699)           35,752
Long-term assets:..........................
Fixed assets...............................    145,092        121,350        23,742                           23,742
Employee share ownership plans loans.......      4,554             --         4,554                            4,554
Other assets...............................        380            380            --                               --
Goodwill on consolidation..................      1,191             --         1,191                            1,191
Finance receivables........................     41,014         41,014            --                               --
Deferred taxation..........................      5,066          4,913           153                              153
                                              --------       --------      --------       --------         ---------
         Total assets......................   $384,259       $244,168      $140,091       $(74,699)        $  65,392
                                              ========       ========      ========       ========         =========
LIABILITIES
Current liabilities:
Bank overdrafts............................   $  1,398       $    847      $    551                        $     551
Call borrowings............................      1,008          1,008            --                               --
Trade creditors............................     19,238         15,815         3,423                            3,423
Provisions.................................     28,387         17,203        11,184                           11,184
Finance borrowings.........................     70,296         70,296            --                               --
Term borrowings, current portion...........      5,748          2,839         2,909                            2,909
Taxation...................................      2,127         (3,134)        5,261                            5,261
Other liabilities..........................     15,533         13,593         1,940                            1,940
                                              --------       --------      --------       --------         ---------
         Total current liabilities.........    143,735        118,467        25,268                           25,268
Long-term liabilities:
Term borrowings (Note 3(a))................     44,208         43,522           686                              686
Finance borrowings.........................     29,630         29,630            --                               --
Provisions.................................     12,742          4,607         8,135                            8,135
                                              --------       --------      --------       --------         ---------
         Total liabilities.................    230,315        196,226        34,089                           34,089
                                              --------       --------      --------       --------         ---------
         Total shareholders' equity........    153,944         47,942       106,002        124,500            31,303
                                                                                           (85,400)
                                                                                           (83,799)
                                                                                           (30,000)
                                              --------       --------      --------       --------         ---------
         Total liabilities and
           shareholders' equity............   $384,259       $244,168      $140,091       $(74,699)        $  65,392
                                              ========       ========      ========       ========         =========

      See accompanying notes to Unaudited Pro Forma Financial Statements.

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS
             NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     The unaudited pro forma financial statements have been prepared in accordance with generally accepted accounting principles in New Zealand, or NZ GAAP, and are presented in U.S. dollars. NZ GAAP differs in some respects from U.S. GAAP, as they relate to us. For a description of the differences between NZ GAAP and U.S. GAAP and the related effect on the unaudited pro forma financial statements, see note 4 below.

2. REORGANIZATION

     Pursuant to the reorganization, Fisher & Paykel Industries will transfer its appliances and finance businesses to a wholly-owned subsidiary of Fisher & Paykel Appliances, which is a wholly-owned subsidiary of Fisher & Paykel Industries. As a result of the reorganization, the healthcare business will be Fisher & Paykel Industries' only remaining business, and it will change its name to Fisher & Paykel Healthcare Corporation Limited. The pro forma statement of financial position as of March 31, 2001 and the pro forma statements of financial performance for the years ended March 31, 1999, 2000 and 2001 include adjustments to reflect the assets, liabilities and results of operations of the appliances and finance businesses as discontinued operations.

     The discontinued appliances and finance businesses reflect the direct third party borrowings, term debt and related funding costs of these businesses. The pro forma statement of financial position and pro forma statements of financial performance of the continuing healthcare business reflect the borrowings, term debt and related funding costs of the healthcare business. All term borrowings and related interest were directly attributable to either the healthcare business or to the discontinued operations.

3. PRO FORMA ADJUSTMENTS

     (a) Cash, Term Debt and Equity

     To effect the reorganization, Fisher & Paykel Appliances will acquire 55.6 million or 47.1% of the outstanding ordinary shares of Fisher & Paykel Industries from existing shareholders in exchange for a combination of ordinary shares of Fisher & Paykel Appliances and cash. The exchange will be made on a pro rata basis. Approximately 18.2 million of the Fisher & Paykel Industries ordinary shares acquired by Fisher & Paykel Appliances in the exchange will be repurchased by Fisher & Paykel Industries for cash of $85.4 million. The 18.2 million repurchased ordinary shares of Fisher & Paykel Industries will then be canceled. Fisher & Paykel Industries will transfer the assets and liabilities of the appliances and finance businesses to Fisher & Paykel Appliances for $124.5 million in cash. At the completion of these transactions, but prior to the offering, the existing Fisher & Paykel Industries shareholders will own directly 100% of the ordinary shares of Fisher & Paykel Appliances and 63% of Fisher & Paykel Industries Limited and, through Fisher & Paykel Appliances, indirectly own the remaining 37% of Fisher & Paykel Industries.

     Under NZ GAAP, these transactions, together with adjustment (b) below, are accounted for at an amount equal to the consideration received resulting in an estimated one time net loss of $7.2 million which has not been included in the pro forma statement of financial performance for the year ended March 31, 2001 because non-recurring items are excluded in preparing pro forma financial statements pursuant to the requirements of Article 11 of Regulation S-X. Under U.S. GAAP, the above transactions are accounted for at book value since the exchange

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS
      NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS -- (CONTINUED)

and the transfer of the assets and liabilities of the appliances and finance businesses occurred between Fisher & Paykel Industries and its existing shareholders, on a pro rata basis, and Fisher & Paykel Appliances, an entity under common control, respectively. Under U.S. GAAP the difference between the amounts received and the amount transferred at book value of $7.2 million is recorded against shareholders' equity. Accordingly, the $7.2 million net loss to be recorded under NZ GAAP at the time the reorganization occurs will be reversed for U.S. GAAP purposes.

     Upon completion of these transactions, Fisher & Paykel Appliances will sell in this offering 17.6 million ordinary shares, or approximately 18% of Fisher & Paykel Industries, in the form of ADSs. The offering will not have an impact on the financial statements of Fisher & Paykel Healthcare Corporation Limited unless the underwriters exercise their over-allotment option.

     As a result of the reorganization, we will receive net proceeds of approximately $39.1 million. The net proceeds will be generated as follows:

                                                              (IN THOUSANDS OF
                                                               U.S. DOLLARS)
                                                              ----------------
Cash to be received from the transfer of the appliances and
  finance businesses to Fisher & Paykel Appliances..........      $124,500
Cash to be used to repurchase 18.2 million ordinary shares
  of Fisher & Paykel Industries from Fisher & Paykel
  Appliances................................................       (85,400)
                                                                  --------
Net proceeds................................................      $ 39,100
                                                                  ========

     (b) Intergroup Advances

     The advances made to the appliances and finance businesses by Fisher & Paykel Industries will not be paid and will be recognized in earnings together with the gain on the transfer of the appliances and finance businesses in adjustment (a) above. Under U.S. GAAP, the advances will be reversed against shareholders' equity.

     (c) Interest

     The pro forma statement of financial performance for the year ended March 31, 2001 does not reflect an after tax adjustment of $471 to remove the interest expense relating to term borrowings made during the year ended March 31, 2000 that, if the reorganization had occurred as of April 1, 2000, would have been funded with cash received from the reorganization.

     This adjustment does not impact the pro forma balance sheet as of March 31, 2001, since these term borrowings were repaid during the year.

     (d) Taxation

    Taxation has been determined on a separate return basis.

     (e) Earnings Per Share

     As a result of the reorganization, Fisher & Paykel Industries will repurchase approximately 18.2 million of its ordinary shares. For the purposes of calculating pro forma earnings per share,

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS
      NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS -- (CONTINUED)

the reduction in the outstanding ordinary shares has been reflected as if the share repurchase had occurred as of the beginning of the earliest period presented. The pro forma basic and diluted weighted average number of shares outstanding does not include the exercise of the underwriters' over-allotment option.


     (f) Stock Option Plans



     Fisher & Paykel Industries intends to establish the Fisher & Paykel Healthcare Share Option Plan for selected executives, managers and other selected employees working in the healthcare business outside North America. Fisher & Paykel Industries also intends to establish the Fisher & Paykel Healthcare (North American) Share Option Plan for selected executives, managers and other selected employees working in the healthcare business within North America. It is expected that options to purchase up to 1,600,000 ordinary shares under the plans will be granted to employees of the healthcare business prior to this offering at an exercise price per ordinary share equal to the New Zealand dollar per share equivalent of the initial public offering price of the ADSs. The issuance of the options does not impact the calculation of pro forma diluted earnings per share for the years ended March 31, 1999, 2000 and 2001 since the exercise price of the options is equal to the New Zealand dollar per share equivalent of the initial public offering price of the ADSs.


     (g) Dividends

     The pro forma statement of financial position as of March 31, 2001 includes an adjustment to reduce cash and bank balances and shareholders' equity by $30.0 million equal to the aggregate June 2001 dividend of $8.6 million, the September 2001 interim dividend of $9.5 million and the special dividend of $11.9 million.

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS
      NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS -- (CONTINUED)

4. U.S. GAAP RECONCILIATION

     The unaudited pro forma financial statements have been prepared in accordance with NZ GAAP. NZ GAAP differs in certain respects from U.S. GAAP, as they relate to Fisher & Paykel Industries. These differences, and the approximate effect of the adjustments necessary to present our unaudited pro forma total shareholders' equity and unaudited pro forma profit from continuing operations after taxation in accordance with U.S. GAAP as of March 31, 2000 and 2001 and for the years ended March 31, 2000 and 2001, are detailed below.

                                    EARNINGS

                                                             YEAR ENDED MARCH 31,
                                                        -------------------------------
                                                            2000              2001
                                                        -------------    --------------
                                                        (IN THOUSANDS OF U.S. DOLLARS,
                                                            EXCEPT PER SHARE DATA)
Pro forma profit from continuing operations in
  accordance with NZ GAAP.............................  $      16,764    $        4,247
U.S. GAAP adjustments:
  (a) Stock compensation..............................            (23)              (35)
  (b) Capitalization and amortization of interest
      relating to fixed assets........................            471               (18)
  (c) Pension benefit.................................             86                14
  (d) Unrealized (loss) gain on foreign currency
      instruments.....................................         (3,478)            2,467
  (e) Deferred income tax.............................            961              (813)
                                                        -------------    --------------
          Total U.S. GAAP adjustments on continuing
            operations................................         (1,983)            1,615
                                                        -------------    --------------
Pro forma profit from continuing operations in
  accordance with U.S. GAAP...........................  $      14,781    $        5,862
                                                        =============    ==============
Pro forma basic and diluted earnings per share from
  continuing operations in accordance with U.S. GAAP..  $        0.15    $         0.06
Pro forma basic and diluted earnings per ADS from
  continuing operations in accordance with U.S.
  GAAP(1).............................................  $        0.59    $         0.23
Pro forma basic and diluted weighted average number of
  shares outstanding..................................     99,442,887        99,911,137
Pro forma basic and diluted weighted average number of
  ADSs(1).............................................     24,860,722        24,977,784

---------------

(1) Assumes four outstanding ordinary shares are equal to one ADS.

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS
      NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS -- (CONTINUED)

                                     EQUITY

                                                                   AS OF
                                                                 MARCH 31,
                                                                    2001
                                                              ----------------
                                                               (IN THOUSANDS
                                                              OF U.S. DOLLARS)
Pro forma shareholders' equity in accordance with NZ GAAP...      $31,303
U.S. GAAP adjustments:
  (b) Capitalization of interest relating to fixed assets...          537
  (c)  Prepaid pension expense..............................          573
  (d)  Unrealized loss of foreign currency instruments......         (425)
  (e)  Deferred income taxes................................         (226)
  (f)  Employee share ownership plan loans..................       (4,554)
                                                                  -------
          Total U.S. GAAP adjustments.......................       (4,095)
Cumulative translation adjustment on U.S. GAAP
  adjustments...............................................          108
                                                                  -------
Pro forma shareholders' equity in accordance with U.S.
  GAAP......................................................      $27,316
                                                                  =======

     (a) Stock Compensation

     Fisher & Paykel Industries issues shares to employees and executives under its employee share ownership plans. These shares are granted at a discount to market value and vest over either a three or eight year period. Fisher & Paykel Industries has elected to account for the plans in accordance with APB 25 "Accounting for Stock Issued to Employees" (APB 25) for U.S. GAAP purposes. Under APB 25, the discount on the shares awarded to employees should be recognized as compensation over the period to which the employees' service relates. Compensation cost is measured as the difference between the market price of the stock at the grant date and the price paid by the employee. Under NZ GAAP, no compensation costs are recognized in the financial statements for shares granted to employees. The reconciliations include adjustments to recognize compensation cost over the vesting periods and to reflect the unearned compensation cost as a reduction of shareholders' equity for the employees of the healthcare business.

     (b) Capitalization and Amortization of Interest Relating to Fixed Assets

     Under U.S. GAAP, interest costs are capitalized as part of the cost of acquiring an asset over the period required to prepare the asset for its intended use. Through March 31, 2000 Fisher & Paykel Industries did not capitalize interest costs to fixed assets for NZ GAAP purposes. Effective April 1, 2000, Fisher & Paykel Industries changed its accounting policy to capitalize interest on self-constructed assets. The reconciliations include adjustments to reflect the capitalization of interest on fixed assets for periods prior to April 1, 2000 and the amortization of such capitalized interest.

     (c) Pension

     Under NZ GAAP, pension expense is recognized at the time contributions are made to the pension plan. Under U.S. GAAP, SFAS 87 "Employers' Accounting for Pensions" requires pension expense to be recognized on an accrual basis over the service period of the employees. Pension expense is determined using actuarial assumptions and includes service costs, interest costs and expected return on plan assets. The difference between the cumulative pension expense recognized in prior periods and the contributions made by Fisher & Paykel Industries is

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS
      NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS -- (CONTINUED)

reflected as either a prepaid asset or liability in the statement of financial position. For U.S. GAAP purposes, the company adopted the provisions of SFAS 87 effective April 1, 1999, the beginning of the first period for which U.S. GAAP financial information has been presented. It was not feasible for Fisher & Paykel Industries to adopt SFAS 87 at April 1, 1989, the standard's effective date for Fisher & Paykel Industries. On April 1, 1999, the company recognized a transition asset of $0.9 million with a corresponding adjustment to shareholders' equity. The remaining unrecognized transition asset will be recognized during the next five years. The reconciliations include adjustments to reflect the prepaid pension assets, to recognize pension benefits in earnings in accordance with U.S. GAAP and to reverse the pension expense recorded under NZ GAAP.

     (d) Forward and Participating Forward Foreign Currency Contracts

     The healthcare business has entered into forward and participating forward foreign currency contracts to manage foreign currency risk on a portion of its anticipated, but not firmly committed, foreign currency sales and purchases over the next two years.

     A forward foreign currency contract is an agreement to sell or purchase a foreign currency at a set price in the future. A participating forward foreign currency contract is a combination of a purchased option and a written option for different amounts of a foreign currency at the same strike price and option premiums.

     Under NZ GAAP, realized and unrealized gains and losses on forward and participating forward foreign currency contracts that are effective as hedges of anticipated, but not firmly committed transactions, are deferred and included in the measurement of the subsequent transaction. On March 31, 2001, the healthcare business discontinued the use of hedge accounting and marked to market through the statement of financial performance its forward and participating forward foreign currency contracts resulting in the recognition of a net unrealized loss of $20.7 million. All realized gains and losses were previously recognized with the underlying transactions.

     Under U.S. GAAP, the deferral of realized or unrealized gains and losses arising from forward and participating forward foreign currency contracts, used to hedge anticipated, but not firmly committed, foreign currency transactions is not permitted. Realized and unrealized gains and losses are recognized in earnings. Gains and losses on speculative forward foreign currency contracts are computed by multiplying the currency amount of the forward contract by the difference between the forward rate at the statement of financial position date and the forward rate at the date of inception of the contract or the forward rate last used to measure a gain or loss. Unrealized gains and losses on speculative participating forward contracts are recognized based on the market value of the purchased and written options. Realized gains and losses are recorded at the settlement amount.

     The U.S. GAAP reconciliation of pro forma profit from continuing operations for the year ended March 31, 2000, includes an adjustment to recognize unrealized losses of $3.5 million on the forward and participating forward foreign currency contracts. The U.S. GAAP reconciliations of pro forma profit from continuing operations and pro forma shareholders' equity as of and for the year ended March 31, 2001, include adjustments for the difference between the change in the net unrealized loss on the forward and participating forward foreign currency contracts during the year under U.S. GAAP and the unrealized loss of $20.7 million recognized during the year under NZ GAAP.

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS
      NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS -- (CONTINUED)

     (e) Deferred Income Taxes

     Under Fisher & Paykel Industries' accounting policies, tax assets, to the extent they exceed related deferred tax liabilities, are not recognized unless recovery is considered certain and expected. This criteria is more stringent than SFAS 109 "Accounting for Income Taxes." Other than the tax impact of the GAAP differences noted, there are no other adjustments for income taxes included in the reconciliations of unaudited pro forma group profit and unaudited pro forma shareholders' equity.

     (f) Employee Share Ownership Plans' Loans

     Under NZ GAAP, loans to employees and executives to purchase shares under the employee share ownership plans are recorded as assets in the statement of financial position. Under U.S. GAAP, loans provided to purchase a company's own shares are recorded as part of shareholders' equity. The reconciliations include adjustments to reclassify the loans to shareholders' equity.

     (g) Stock Option Plan

     Under U.S. GAAP, the options to be granted to senior management and other employees prior to the offering, at an exercise price per ordinary share equal to the New Zealand dollar per share equivalent of the initial public offering price of the ADSs, would be accounted for as a variable plan since the exercise price of the options is not fixed as of the grant date. The options would be accounted for as a fixed plan after the closing of the offering. The pro forma reconciliation to U.S. GAAP does not include an adjustment for compensation expense as the adjustment would be non-recurring.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF UNAUDITED PRO FORMA
                  FINANCIAL POSITION AND FINANCIAL PERFORMANCE

     The following discussion and analysis of the financial position and financial performance of the healthcare business of Fisher & Paykel Industries on a pro forma basis should be read in conjunction with the unaudited pro forma financial statements included in this prospectus. This discussion and analysis contains forward-looking statements based on current expectations that involve risks and uncertainties. Our actual results may differ materially from the results described in or implied by the forward-looking statements contained in this prospectus as a result of many factors, including those described under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW


     We design, manufacture and market in over 90 countries heated humidification products and systems for use in respiratory care and the treatment of obstructive sleep apnea, as well as patient warming and neonatal care products. We began manufacturing heated humidification products over 30 years ago. Sales of respiratory humidification products represented approximately 53% of our pro forma operating revenue for the fiscal year ended March 31, 2001. Sales of continuous positive airway pressure, or CPAP, products for the obstructive sleep apnea market, which we entered in 1992, represented approximately 33% of our pro forma operating revenue for the fiscal year ended March 31, 2001. Sales of consumable products, including chambers, breathing circuits and accessories, accounted for over 40% of our pro forma operating revenue for the fiscal year ended March 31, 2001. Our pro forma operating revenue from respiratory humidification, CPAP and patient warming and neonatal care products has grown at a compound annual growth rate of approximately 22% from March 31, 1999 to March 31, 2001, as we have introduced new products and the markets for these products have expanded. Our pro forma operating profit and operating margin have steadily increased over the past three years, from $19.0 million and approximately 30%, respectively, for the fiscal year ended March 31, 1999 to $34.9 million and approximately 41%, respectively, for the fiscal year ended March 31, 2001.


     In addition to the healthcare business, the historical consolidated financial statements of Fisher & Paykel Industries contained in this prospectus include the assets and liabilities and financial performance associated with the appliances and finance businesses of Fisher & Paykel Industries, which, after the reorganization, will be reflected in the financial statements of Fisher & Paykel Healthcare as discontinued operations. Accordingly, the information contained in the sections "Selected Historical Consolidated Financial Data" and "Management's Discussion and Analysis of Historical Financial Position and Financial Performance" included in Appendix A to this prospectus reflect the pre-reorganization company as a whole and are not indicative of the assets and liabilities and financial performance of Fisher & Paykel Healthcare as a stand-alone entity. As a result, the historical consolidated financial statements of Fisher & Paykel Industries included in Appendix A to this prospectus should not be used as a basis for evaluating our past financial performance or forecasting our future financial performance.

     The following discussion is based upon the unaudited pro forma financial statements of Fisher & Paykel Healthcare included in this prospectus, which have been prepared in accordance with generally accepted accounting practices in New Zealand and are denominated in U.S. dollars. See note 30 to "Consolidated Financial Statements of Fisher & Paykel Industries Limited" included in Appendix A to this prospectus for an explanation of the differences between generally accepted accounting practices in New Zealand and U.S. GAAP. The unaudited pro forma statements of financial performance for the fiscal years ended March 31, 1999, 2000 and 2001 reflect the appliances and finance businesses as discontinued operations. The unaudited pro forma statement of financial position as of March 31, 2001 reflects the appliances and finance businesses as discontinued operations and gives pro forma effect to the reorganization of Fisher & Paykel Industries as if the reorganization had occurred on March 31, 2001.

CURRENCY TRANSLATIONS AND HEDGING

     Our reported financial performance may be affected by the impact of currency translations, which may make it difficult for you to discern the underlying results of or trends in our business. We incur almost half of our operating expenses in NZ dollars. We sell our products in a variety of currencies, predominantly the U.S. dollar and the euro. Since our unaudited pro forma financial statements have been denominated in U.S. dollars, fluctuations in the value of the U.S. dollar relative to the NZ dollar and the other currencies in which we do business will affect the reported amount of expenses incurred and sales invoiced in other currencies. For example, if an expense we incurred in NZ dollars were to increase by 5% during a period when the NZ dollar depreciated by 7% relative to the U.S. dollar, as a result of the translation of NZ dollar expenses into U.S. dollars for financial statement reporting purposes, we would report a decline in these expenses. Accordingly, our financial performance from period to period must be analyzed in light of any fluctuations in the relative values of the principal currencies in which we do business.

     Approximately 60%, 59% and 65% of our pro forma operating revenue in the fiscal years ended March 31, 1999, 2000 and 2001, respectively, was denominated in U.S. dollars. We make a significant proportion of U.S. dollar sales to customers outside the U.S. Other significant currencies in which we invoice customers include the euro and the British pound, each of which has represented approximately 10% of our operating revenue over the past three fiscal years.

     As a result of the effect of currency translations in preparing U.S. dollar denominated financial statements, sales in markets where our products are not invoiced in U.S. dollars were deflated due to the appreciation of the U.S. dollar compared to the other currencies in which we do business. We estimate that the reduction in our pro forma operating revenue due to these currency effects in the fiscal year ended March 31, 2001 was approximately $4.0 million after recalculating operating revenue for that fiscal year on the basis of exchange rates prevailing during the fiscal year ended March 31, 2000. Currency translations did not have a material effect on our pro forma operating revenue in the fiscal year ended March 31, 2000 compared to the prior year.

     Fisher & Paykel Industries has regularly entered into foreign currency exchange instruments to hedge against foreign currency fluctuations that would adversely affect its financial performance due to the substantial amount of foreign currency revenues generated by both the appliances and healthcare businesses. Due to the significant decline in the value of the NZ dollar relative to the U.S. dollar during the fiscal year ended March 31, 2001, Fisher & Paykel Industries incurred realized and unrealized losses of $40.9 million with respect to these foreign currency exchange instruments, of which $26.6 million related to our business. At March 31, 2001, we had total obligations to deliver US$94.0 million under these foreign currency exchange instruments, which expire at various times between March 31, 2001 and December 2002. The obligations under these instruments have generally been matched with our forecast U.S. dollar receipts in New Zealand. We estimate that by November 2002 we will have delivered all the U.S. dollars required under these instruments. The following table sets forth our estimate of the balance of our obligations under these instruments at six month intervals from March 31, 2001 to March 31, 2003 and the remaining provision for unrealized loss under these instruments based on the exchange rate at March 31, 2001. The table also sets forth our estimate of the effects on our earnings of hypothetical two cent movements in the U.S. dollar exchange rate against the NZ dollar from NZ$1.00 = US$0.403, the exchange rate at which we marked these instruments to market and provisioned losses.

                                                               REMAINING BALANCE AS OF
                                          -----------------------------------------------------------------
                                          MARCH 31,   SEPTEMBER 30,   MARCH 31,   SEPTEMBER 30,   MARCH 31,
                                            2001          2001          2002          2002          2003
                                          ---------   -------------   ---------   -------------   ---------
                                                            (IN MILLIONS OF U.S. DOLLARS)
U.S. foreign exchange instruments.......     94.0          66.5          39.9         10.9           0.0
Provision for unrealized loss on foreign
  currency instruments..................     19.1          13.5           8.1          2.2           0.0

                                 INCREASE (DECREASE) IN PROVISION AS OF
                    -----------------------------------------------------------------
     US$ PER NZ$    MARCH 31,   SEPTEMBER 30,   MARCH 31,   SEPTEMBER 30,   MARCH 31,
    EXCHANGE RATE     2001          2001          2002          2002          2003
    -------------   ---------   -------------   ---------   -------------   ---------
                                      (IN MILLIONS OF U.S. DOLLARS)
      0.323            18.5          13.1          7.9           2.1           0.0
      0.343            13.9           9.8          5.9           1.6           0.0
      0.363             9.2           6.5          3.9           1.1           0.0
      0.383             4.5           3.2          1.9           0.5           0.0
      0.403             0.0           0.0          0.0           0.0           0.0
      0.423            (4.8)         (3.4)        (2.0)         (0.6)          0.0
      0.443            (9.5)         (6.7)        (4.0)         (1.1)          0.0
      0.463           (14.2)        (10.0)        (6.0)         (1.6)          0.0
      0.483           (18.8)        (13.3)        (8.0)         (2.2)          0.0

     Any change in the value of the NZ dollar against the U.S. dollar which results in an increase or decrease in the provision will also result in an opposite change in the reported amount of our NZ dollar denominated revenues and expenses, which change may be more or less than the increase or decrease in the provision.

     As a result of the adverse impact of these hedging arrangements, the board of directors of Fisher & Paykel Industries recently adopted a new hedging policy designed to avoid future losses of the magnitude incurred during the fiscal year ended March 31, 2001. Under this new hedging policy, we only plan to enter into forward foreign currency exchange contracts that expire within one year or less from the date on which they were executed and for amounts that approximate our anticipated net foreign currency exposure. With respect to periods beyond one year, we plan only to buy appropriate foreign currency exchange options which we have no obligation to exercise.

GEOGRAPHIC DATA

     Our products are sold in over 90 countries worldwide. The following table sets forth pro forma operating revenue from continuing operations for each of our primary geographic markets for the fiscal years ended March 31, 1999, 2000 and 2001:

                                                           FISCAL YEAR ENDED MARCH 31,
                                                          -----------------------------
                                                           1999       2000       2001
                                                          -------    -------    -------
                                                          (IN MILLIONS OF U.S. DOLLARS)
North America...........................................   $21.7      $29.4      $37.9
Europe..................................................    18.0       21.2       23.7
Asia Pacific............................................    20.1       21.3       19.5
Other...................................................     2.6        2.7        3.3
                                                           -----      -----      -----
          Total.........................................   $62.4      $74.6      $84.4
                                                           =====      =====      =====

PRO FORMA FINANCIAL PERFORMANCE

     The following table sets forth supplemental financial data relating to our pro forma operating revenue and operating expenses from continuing operations for the fiscal years ended March 31, 1999, 2000 and 2001:


                                                           FISCAL YEAR ENDED MARCH 31,
                                                          -----------------------------
                                                           1999       2000       2001
                                                          -------    -------    -------
                                                          (IN MILLIONS OF U.S. DOLLARS,
                                                               EXCEPT PERCENTAGES)
Operating revenue.......................................   $62.4      $74.6      $84.4
Operating expenses:
  Cost of sales.........................................    22.2       25.3       25.3
  Research and development expenses.....................     2.9        3.5        3.8
  Selling, general and administrative expenses..........    18.3       19.9       20.4
                                                           -----      -----      -----
  Total operating expenses..............................    43.4       48.7       49.5
                                                           -----      -----      -----
Operating profit........................................   $19.0      $25.9      $34.9
Operating margin(1).....................................      30%        35%        41%
Gross profit............................................   $40.2      $49.3      $59.1
Gross margin(2).........................................      64%        66%        70%


---------------

(1)Operating margin is determined by dividing operating profit by operating revenue.



(2)Gross margin is determined by dividing gross profit by operating revenue.


  YEAR ENDED MARCH 31, 2001 COMPARED TO YEAR ENDED MARCH 31, 2000

     Operating Revenue from Continuing Operations

     Operating revenue from continuing operations consists of revenue from sales of our respiratory humidification, CPAP and patient warming and neonatal care products, as well as sales of distributed products. Our pro forma operating revenue from continuing operations increased by approximately 13% to $84.4 million for the fiscal year ended March 31, 2001 from $74.6 million for the fiscal year ended March 31, 2000. The increase was principally due to a significant increase in sales volume of our CPAP products and, to a lesser extent, an increase in sales volume of our respiratory humidification products. It also reflects a shift in our product mix toward higher priced products across all product groups.

     The following table sets forth our sales by product group for the fiscal years ended March 31, 2000 and 2001:

                                                      FISCAL YEAR ENDED
                                                          MARCH 31,
                                                -----------------------------    PERCENTAGE
                                                  2000                2001       VARIATION
                                                ---------           ---------    ----------
                                                (IN MILLIONS OF U.S. DOLLARS)
PRODUCT GROUP:
Respiratory humidification products...........    $40.3               $44.7         +11%
CPAP products.................................     19.8                27.8         +40%
Patient warming and neonatal care products....      3.2                 4.4         +38%
                                                  -----               -----
          Sub-total...........................    $63.3               $76.9         +21%
Mobility products.............................      2.4                 0.5         -79%
Distributed products..........................      8.9                 7.0         -21%
                                                  -----               -----
          Total...............................    $74.6               $84.4         +13%

     Sales of respiratory humidification products increased by approximately 11% in the fiscal year ended March 31, 2001 from sales in the prior year. We estimate that excluding the effects of currency translations, sales of respiratory humidification products increased by approximately 18% in the fiscal year ended March 31, 2001. We attribute the increase in part to an increase in sales of our MR850 humidifier system, which was available for a full fiscal year in our major markets, and to the introduction of our expanded range of breathing circuits.

     Sales of CPAP products increased by approximately 40% in the fiscal year ended March 31, 2001 from sales in the prior year. We estimate that excluding the effects of currency translations, sales of CPAP products increased by approximately 43% in the fiscal year ended March 31, 2001. Growth in sales of our HC200 series integrated flow generator-humidifier accounted for more than 60% of the total CPAP product group sales growth. We attribute the increase in sales of CPAP products in part to increasing market awareness of the benefits of humidification in combination with CPAP therapy in the treatment of obstructive sleep apnea.

     Sales of patient warming and neonatal care products increased by approximately 38% in the fiscal year ended March 31, 2001 from sales in the prior year. We estimate that excluding the effects of currency translations, sales of patient warming and neonatal care products increased by approximately 47% in the fiscal year ended March 31, 2001. This increase was due primarily to our strengthened distribution capabilities in key markets.

     In March 2000, we sold our mobility scooter business. The sale had no material effect on our operating profit.

     Sales of distributed products decreased by approximately 21% in the fiscal year ended March 31, 2001 from sales in the prior year primarily because we decided to cease distributing a number of these products. We estimate that excluding the effects of currency translations, sales of distributed products decreased by approximately 6% in the fiscal year ended March 31, 2001. In addition, we have given notice of termination, effective as of December 9, 2001, of a distribution relationship that accounted for approximately $2.9 million of our operating revenue in the fiscal year ended March 31, 2001, due to the failure to agree on mutually acceptable terms with the manufacturer.

     Operating Expenses from Continuing Operations

     Operating expenses consist of cost of sales, research and development expenses and selling, general and administrative expenses. Pro forma operating expenses from continuing operations increased by approximately 2% to $49.5 million for the fiscal year ended March 31, 2001 from $48.7 million for the fiscal year ended March 31, 2000. Pro forma operating expenses as a percentage of sales decreased to approximately 59% in the fiscal year ended March 31, 2001 compared to approximately 65% in the prior year. We estimate that excluding the effects of currency translations, pro forma operating expenses increased by approximately 18% in the fiscal year ended March 31, 2001.

     Cost of sales and gross profit. Our cost of sales consists of manufacturing costs, primarily raw materials and labor, costs of distributed products, an allocation of the overhead costs of our New Zealand facility and freight costs. Cost of sales remained constant for the fiscal year ended March 31, 2001 at $25.3 million. We estimate that excluding the effects of currency translations, cost of sales increased by approximately 17% in the fiscal year ended March 31, 2001.

     We define gross profit as our operating revenue from continuing operations minus our costs of sales. Our gross profit increased to $59.1 million, or approximately 70% of sales, in the fiscal year ended March 31, 2001 from $49.3 million, or approximately 66% of sales, in the fiscal year ended March 31, 2000. Gross margin increased due in part to the positive effect of currency translation on our New Zealand-based manufacturing costs as a result of the strengthening of the U.S. dollar against the NZ dollar, an increase in the proportion of direct sales, which increases the average price we receive for our products, as well as a reduction in sales of other manufacturers' products we distribute, on which we have a lower gross margin.

     Research and development expenses. Our research and development expenses consist primarily of personnel costs, an allocation of the overhead costs of our New Zealand facility, costs of materials and clinical study costs. Our research and development activities are primarily conducted in New Zealand.

     Research and development expenses increased by approximately 9% to $3.8 million in the fiscal year ended March 31, 2001 from $3.5 million in the fiscal year ended March 31, 2000. We estimate that excluding the effects of currency translations, research and development expenses increased by approximately 30% in the fiscal year ended March 31, 2001. The increase was attributable to increases in research and development personnel in connection with the expansion of our product development activities for our respiratory humidification, CPAP and patient warming and neonatal care product groups. Research and development expenses represented approximately 5% of operating revenue for these product groups for the fiscal year ended March 31, 2001.

     We expect research and development expenses to continue to grow as we broaden our product range and the application of our products.

     Selling, general and administrative expenses. Our selling, general and administrative expenses consist primarily of payroll and benefits for sales and marketing and administrative personnel, travel expenses, marketing and promotional material, facilities expenses, depreciation and general administrative expenses.

     Selling, general and administrative expenses increased by approximately 3% to $20.4 million in the fiscal year ended March 31, 2001 from $19.9 million in the fiscal year ended March 31, 2000. Approximately 62% of our selling, general and administrative expenses were denominated in currencies which depreciated relative to the U.S. dollar during the fiscal year ended March 31, 2001. We estimate that excluding the effects of currency translations, selling, general and administrative expenses increased by approximately 14% in the fiscal year ended March 31, 2001. This increase was primarily attributable to an increase in personnel and related expenses to support our growth.

     Operating Profit

     Pro forma operating profit from continuing operations after abnormal items increased by approximately 35% to $34.9 million in the fiscal year ended March 31, 2001 from $25.9 million in the fiscal year ended March 31, 2000.

     Foreign Currency Exchange Profit (Loss)

     Foreign currency exchange profit (loss) consists of net foreign exchange movements on all foreign currency instruments. We incurred a pro forma foreign currency loss of $26.6 million in the fiscal year ended March 31, 2001 and a pro forma foreign currency profit of $0.7 million in the fiscal year ended March 31, 2000.

     Because Fisher & Paykel Industries' export sales are denominated in currencies other than the NZ dollar, Fisher & Paykel Industries entered into hedging arrangements intended to reduce the effects of foreign currency fluctuations. During the fiscal year ended March 31, 2001, the NZ dollar depreciated by approximately 19% against the U.S. dollar, resulting in significant exposure under these instruments. As a result of this decline, the healthcare business of Fisher & Paykel Industries incurred a realized loss of $5.9 million with respect to these hedging arrangements during the fiscal year ended March 31, 2001. In addition, these foreign exchange instruments no longer qualified for treatment as hedging instruments under applicable accounting rules because, due to the significant depreciation in the NZ dollar exchange rate during the year ended March 31, 2001, the foreign currency cash flows from our operations ceased to correlate with our liabilities with respect to the foreign currency exchange instruments. As a result, the foreign currency exchange instruments were no longer effective as hedges and were revalued as of March 31, 2001 at the then applicable exchange rates. As a result of this revaluation, the healthcare business of Fisher & Paykel Industries recognized an unrealized loss of $20.7 million on these instruments. We will continue to mark these instruments to market values in future periods and, if the NZ dollar falls below the rate of NZ$1.00 = US$0.403, may incur additional losses and be required to increase the provision for unrealized losses under these or other instruments. The noon buying rate in New York City for cable transfers in effect on October 19, 2001 was NZ$1.00 = US$0.4160.


     As a result of the adverse impact of these hedging arrangements, the board of directors of Fisher & Paykel Industries recently adopted a new hedging policy designed to avoid future losses of the magnitude incurred during the fiscal year ended March 31, 2001. Under this new hedging policy, we only plan to enter into forward foreign currency exchange contracts that expire within one year or less from the date on which they were executed and for amounts that approximate our anticipated net foreign currency exposure. With respect to periods beyond one year, we plan only to buy appropriate foreign currency exchange options which we have no obligation to exercise.

     Taxation

     Pro forma taxation expense decreased by approximately 66% to $3.1 million in the fiscal year ended March 31, 2001 from $9.2 million in the fiscal year ended March 31, 2000. The decrease was primarily attributable to the foreign currency exchange loss recorded in the year ended March 31, 2001.

  YEAR ENDED MARCH 31, 2000 COMPARED TO YEAR ENDED MARCH 31, 1999

     Operating Revenue from Continuing Operations

     Our pro forma operating revenue from continuing operations increased by approximately 20% to $74.6 million for the fiscal year ended March 31, 2000 from $62.4 million for the fiscal year ended March 31, 1999. The increase was primarily due to a significant increase in sales volumes, particularly of CPAP products.

     The following table sets forth our sales by product group for the fiscal years ended March 31, 1999 and 2000:

                                                      FISCAL YEAR ENDED
                                                          MARCH 31,
                                                -----------------------------    PERCENTAGE
                                                  1999                2000       VARIATION
                                                ---------           ---------    ----------
                                                (IN MILLIONS OF U.S. DOLLARS)
PRODUCT GROUP
Respiratory humidification products...........    $38.1               $40.3          +6%
CPAP products.................................     11.4                19.8         +74%
Patient warming and neonatal care products....      2.5                 3.2         +28%
                                                  -----               -----
          Sub-total...........................    $52.0               $63.3         +22%
Mobility products.............................      2.1                 2.4         +14%
Distributed products..........................      8.3                 8.9          +7%
                                                  -----               -----
          Total...............................    $62.4               $74.6         +20%

     Sales of respiratory humidification products increased by approximately 6% in the fiscal year ended March 31, 2000 from sales in the prior year due to continuing strong sales across our product line.

     Sales of CPAP products increased by approximately 74% in the fiscal year ended March 31, 2000 from sales in the prior year. The increase was primarily attributable to the launch of our first integrated flow generator-humidifier, the HC200 series, in the U.S. in April 1999. In addition, sales of our stand-alone humidifier for the OSA market, the HC100, also increased in the fiscal year ended March 31, 2000.

     Sales of distributed products increased by approximately 7% in the fiscal year ended March 31, 2000 from sales in the prior year due primarily to increases in sales volume.

     Operating Expenses from Continuing Operations

     Pro forma operating expenses from continuing operations increased by approximately 12% to $48.7 million for the fiscal year ended March 31, 2000 from $43.4 million for the fiscal year ended March 31, 1999. Pro forma operating expenses as a percentage of sales decreased to approximately 65% in the fiscal year ended March 31, 2000 compared to approximately 70% in the prior year.

     Cost of sales and gross profit. Cost of sales increased by approximately 14% to $25.3 million for the fiscal year ended March 31, 2000 from $22.2 million in the fiscal year ended March 31, 1999.

     Our gross profit increased to $49.3 million, or approximately 66% of sales, in the fiscal year ended March 31, 2000 from $40.2 million, or approximately 64% of sales, in the fiscal year ended March 31, 1999. Gross margin increased due to a reduction in the proportion of sales of distributed products, on which we have a lower gross margin, the introduction in the U.S. of the HC200 integrated flow generator-humidifier, and an increase in the proportion of direct sales, increasing the average price we receive for our products. These factors were partially offset by an increase in prices of electronic components that we purchased on the spot market as a result of shortages in our regular supply due to increased demand related to Y2K buying.

     Research and development expenses. Research and development expenses increased by approximately 21% to $3.5 million in the fiscal year ended March 31, 2000 from $2.9 million in the fiscal year ended March 31, 1999. The increase reflected an increase in research and development personnel and other expenses in connection with product improvements and technology development. Research and development expenses represented approximately 6% of operating revenue for our respiratory humidification, CPAP and patient warming and neonatal care product groups for the fiscal year ended March 31, 2000.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by approximately 9% to $19.9 million in the fiscal year ended March 31, 2000 from $18.3 million in the fiscal year ended March 31, 1999. The increase was primarily attributable to an increase in personnel and related expenses to support our growth. The abnormal expense incurred in the fiscal year ended March 31, 1999 related to losses on the sale of our previous premises.

     Operating Profit

     Pro forma operating profit from continuing operations after abnormal items increased by approximately 36% to $25.9 million in the fiscal year ended March 31, 2000 from $19.0 million in the fiscal year ended March 31, 1999.

     Taxation

     Pro forma taxation expense increased by approximately 28% to $9.2 million in the fiscal year ended March 31, 2000 from $7.2 million in the fiscal year ended March 31, 1999. The increase in taxation expense was primarily attributable to the increase in our operating profit.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, we have generated positive operating cash flow after allowing for working capital requirements. We believe that our future cash flows from operations and borrowing capacity will be sufficient to fund our planned capital expenditures and investment, debt maturities and working capital requirements through at least the end of the fiscal year ending March 31, 2003.

     Net cash generated by operating activities totalled $20.1 million for the fiscal year ended March 31, 2001. The amount of cash that we generated was reduced by increases in accounts receivable and inventories, reflecting our growth in sales and lengthening of the collection period, which was partially offset by increases in accounts payable.


     To date, our investing activities have consisted mainly of purchases of real property and equipment. Capital expenditures excluding real property totalled $2.1 million, $2.1 million and $3.1 million for the fiscal years ended March 31, 1999, 2000 and 2001, respectively. We have financed our ongoing capital expenditures through normal operating cash flow. Capital expenditures for real property totalled $2.2 million, $12.3 million and $3.3 million for the fiscal years ended March 31, 1999, 2000 and 2001, respectively. Expenditures in relation to the construction of our facility, most of which we incurred in the fiscal year ended March 31, 2000, were funded by cash generated by operations and short-term borrowings. We expect to make capital expenditures in line with our anticipated growth in operations, infrastructure and personnel. We intend to expand our facility by approximately 62,000 square feet to accommodate our growth. We expect to begin construction in January 2002. We expect the project to cost approximately $4.7 million, which we plan to finance through cash generated by operations.


     Net cash used in financing activities was $20.0 million, $13.8 million and $14.0 million for the fiscal years ended March 31, 1999, 2000 and 2001, respectively. Traditionally, the most significant outflow has been the payment of dividends. The full dividend paid by Fisher & Paykel Industries, which totalled $20.3 million, $29.9 million and $6.2 million for the fiscal years ended March 31, 1999, 2000, and 2001, respectively, was attributed to us. The reduction in dividends paid in the fiscal year ended March 31, 2001 was the result of moving the final dividend payment to the month of June, whereas in preceding years it was paid in March. In addition, the dividend payments in the fiscal years ended March 31, 1999 and 2000 both included special dividends of NZ$0.15 per share. The dividends, if any, that we pay following the reorganization and this offering will be determined by our board of directors and may be different, although we currently expect to pay dividends. See "Dividend Policy" elsewhere in this prospectus. These outflows were partially offset by the repayment of employee loans in connection with the employee share purchase schemes.


     As of March 31, 2001, we had, prior to giving effect to the reorganization, on a pro forma basis, $2.1 million in cash and $4.1 million of borrowings. All our borrowings are held outside New Zealand and are denominated in currencies other than the NZ dollar. The borrowings are held as balance sheet currency hedges for NZ dollar reporting purposes. Prior to the reorganization we have not maintained any lines of credit in New Zealand independent of Fisher & Paykel Industries. We will have in place our own credit facilities which will be available from the effective date of the reorganization. The credit facilities will permit us to borrow up to a total of the equivalent of approximately US$18 million, denominated primarily in NZ dollars and U.S. dollars, and will each be for a term of 12 months, renewable annually. As of the effective date of the reorganization, we expect to have drawn a total of approximately US$3.6 million under the facilities to replace existing overseas borrowings.


     As of March 31, 2001, we had, after giving effect to the reorganization and payments of dividends, on a pro forma basis, $11.2 million in cash and bank balances. The actual cash balance will also reflect the cash from operations from March 31, 2001 through the closing of the offering.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risks associated with changes in foreign currency exchange rates, changes in interest rates and credit risks from customer trade receivables. Management of these risks is regularly reported to the board of directors. When considered appropriate, derivative financial instruments are used to hedge against foreign currency exchange risks and interest rate risks. The financial impact of these derivative instruments is usually offset by corresponding changes in the underlying exposures being hedged. We do not enter into or issue derivative financial instruments for trading purposes.

     Foreign Currency Exchange Risks

     We are exposed to foreign currency exchange rate risks as a result of our importing and exporting activities and from the activities of our foreign subsidiaries. Our primary functional currency is the NZ dollar. Our reporting currency is the U.S. dollar. As a result, we are exposed to risk from changes in foreign currency exchange rates against the NZ dollar and from changes in the foreign exchange rate between the NZ dollar and the U.S. dollar. We have entered into foreign currency forward exchange contracts and participating forward foreign currency contracts to hedge against current and anticipated future foreign currency trade cash flows. As of March 31, 2001, a hypothetical 10% adverse change in foreign currencies exchange rates against the NZ dollar would have a negative impact of an estimated $10.1 million on our earnings. In addition, as of March 31, 2001, a hypothetical 10% adverse change in the exchange rate between the NZ dollar and the U.S. dollar would have a negative impact of an estimated $9.2 million on our operating profit. These amounts are determined by considering the impact of the hypothetical change in foreign currencies on our financial instruments that are exposed to changes in foreign currencies as of March 31, 2001 and the foreign currency forward exchange contracts and participating forward foreign exchange contracts used to hedge our foreign currency exposures.

     The substantial depreciation of the NZ dollar against the U.S. dollar during the fiscal year ended March 31, 2001, caused a change in the correlation between our future cash flows and the cash flows from our foreign currency instruments. As a result, the financial instruments no longer qualified for hedge accounting and were marked to market in our financial statements resulting in an unrealized loss of $20.7 million.

     Interest Rate Risks

     We are not subject to significant interest rate risks as our borrowings are not significant.

     Credit Risks

     In the normal course of business, we incur credit risk from the trade debtors, which we manage with our credit policy. We monitor this exposure on a regular basis. Our credit risk from our trade debtors is limited due to the number and broad geographic spread in our trade debtors.

                                    BUSINESS

OVERVIEW

     We believe we are the leading designer, manufacturer and marketer of heated humidification products and systems for use in respiratory care and the treatment of obstructive sleep apnea. Our products and systems are sold in over 90 countries worldwide. We sell our products through an international network of distributors and have established our own sales offices in the U.S., the United Kingdom, France, Germany, Australia and New Zealand that sell to hospitals, home healthcare providers, distributors and other manufacturers of medical devices.

     We are organized in three product groups: respiratory humidification, obstructive sleep apnea, and patient warming and neonatal care. Our two primary product groups are:

     - Respiratory humidification. We offer respiratory humidifiers, single-use and reusable chambers and breathing circuits and accessories that are designed to humidify the gases that a patient receives during mechanical ventilation, oxygen therapy or non-invasive ventilation.

     - Obstructive sleep apnea. We offer continuous positive airway pressure, or CPAP, therapy products which are used in the treatment of obstructive sleep apnea to prevent temporary airway closure during sleep. Our products, including our integrated flow generator-humidifiers, are designed to deliver humidified airflow to patients during CPAP therapy.

     In addition, we offer patient warming and neonatal care products, including warming products designed to help maintain normal body temperature, and infant resuscitators and CPAP systems designed to improve infant respiratory function.

HUMIDITY

     In human respiration, air is inhaled through the nose and mouth, passing through the airways to the lungs. The lungs facilitate the absorption of oxygen from the inhaled air into the bloodstream, and transfer carbon dioxide, a waste product of respiration, back into the air that is then exhaled. Humidity, which is water vapor contained in a gas, is essential to protect delicate airway and lung tissue and to optimize the exchange of gases that occurs in the lungs during respiration. Humidity prevents nasal passages and airways from drying and aids in the functioning of the body's mucociliary transport system, which helps to filter and remove foreign matter from the airways and the lungs.

     The amount of humidity a gas can contain is affected by the temperature of the gas. For example, room air of 70 degrees Fahrenheit typically contains less than a quarter of the water vapor normally contained in air in the lungs at the human core body temperature of 98.6 degrees Fahrenheit. At core body temperature, air can hold 44 milligrams of water per liter, which is the level of saturation, and is unable to hold more water vapor without producing condensation. Saturated air at core body temperature is considered optimal for the proper functioning of the respiratory system. To achieve this level of temperature and humidity, the nose and upper airways normally release heat and moisture into inspired air, and recapture heat and moisture from expired air to help condition the next inspired breath.

     However, the normal humidifying function of the nose and upper airways may be compromised or bypassed altogether when respiration is assisted. Respiration may be assisted by the use of a ventilator to provide breathing support, the delivery of supplemental oxygen, or in CPAP therapy in the treatment of obstructive sleep apnea. Under these conditions, the body may not be able to humidify the inhaled air to ideal conditions. As a result, nasal passages and airways may become dry, and patients may experience a range of adverse side effects.

     Heated humidification improves patient care in the treatment of a variety of medical conditions which interfere with normal respiration. Warming and moistening the gases delivered through ventilation, oxygen therapy and CPAP therapy helps to reproduce the normal functioning of the nose and airways and reduces airway moisture loss and the occurrence of adverse side effects. We have developed a core expertise in heated humidification and have designed and developed products and systems that address many of the side effects caused by a lack of humidification in the treatment of various respiratory conditions.

RESPIRATORY HUMIDIFICATION

     We offer a variety of products and systems to provide humidification in the treatment of respiratory conditions which require the use of mechanical ventilation, oxygen therapy or non-invasive ventilation.

     Mechanical Ventilation

     A patient may require breathing assistance from a mechanical ventilator when the normal functioning of the patient's lungs is impaired by various diseases, severe trauma or premature birth. During mechanical ventilation, a tube from the ventilator is inserted into the patient's trachea to connect the ventilator as directly as possible to the patient's lower airways and lungs. This is referred to as intubation. The U.S. Centers for Disease Control and Prevention reported that over 1.5 million patients required intubation and mechanical ventilation in the U.S. in 1997.

     The use of a tracheal tube bypasses the upper respiratory tract where most of the conditioning and filtering of inspired air normally occur and, as a result, the body's ability to warm and humidify inspired air and to filter foreign particles by the operation of the mucociliary transport system is impaired. The gas conditioning functions normally performed by the nose and upper airways are forced to occur lower in the patient's respiratory system, in areas not normally required to supply heat and moisture. Due to the exposure to drier gases, this normally moist and warm area will gradually become cooler and drier. Cilia, or small hair-like protrusions lining the respiratory tract, normally transport contaminants trapped in the mucus out of the respiratory system by their beating action. Under cooler and drier conditions, cilia beat more slowly because the mucus becomes thicker and more difficult to move. As a result, the mucociliary transport system operates less effectively. When this happens, mucus and secretions may begin to pool in the airways and may:

     -     obstruct airways or the tracheal tube;

     -     increase the risk of bacterial infection;

     - lead to increased resistance to airflow, which increases the effort required to breathe; and

     -     prevent effective gas exchange in the lungs.

     Minimizing the risks associated with a lack of humidity during mechanical ventilation is critical to patient care and to reducing the length of the hospital stay and the cost of treatment. As a result, the use of humidification during mechanical ventilation has become a standard of care. Heated humidifiers and heat and moisture exchangers, or HMEs, are used to provide humidity to gases delivered to mechanically ventilated patients. HMEs operate by capturing some of the moisture from an exhaled breath and then recirculating the moisture during inhalation. However, HMEs have a variety of limitations. HMEs are unable to deliver gases at close to core body temperature and saturation because not all of the expired moisture is captured in the HME and not all of the captured moisture is recirculated to the patient. HMEs also increase the breathing effort required from patients, many of whom are critically ill, and are not recommended for use with some patient groups, including patients who have thick mucus secretions, require large breath volumes or have a low core body temperature. We believe that, in contrast to HMEs, heated humidifiers can provide the optimal level of humidity to gases delivered to mechanically ventilated patients.

     Oxygen Therapy and Non-Invasive Ventilation

     Oxygen therapy, in which oxygen is delivered through a facial mask or nasal tubes, is prescribed for patients who require supplemental oxygen as a result of conditions that impair oxygen exchange in the lungs, such as chronic obstructive pulmonary disease. In 1997 over 250,000 patients hospitalized in the U.S. received oxygen therapy, and over 700,000 used oxygen therapy in the home. Non-invasive ventilation, in which the patient is connected to a ventilator by a mask rather than a tracheal tube, is used for patients who have impaired lung function but require less breathing assistance than is provided by mechanical ventilation.

     A patient who is prescribed oxygen therapy or non-invasive ventilation may suffer from a variety of side effects as a result of receiving gases at a higher flow or lower humidity than normal. These side effects include drying of the nose, throat and airways, nosebleeds, chest discomfort and headaches. Studies have demonstrated that warming and moistening these gases helps to reduce airway moisture loss and the occurrence of these side effects. Several devices, including cold passover devices and nebulizers, are used to provide some humidity during non-invasive respiratory care. Cold passover devices operate by passing gases over a container of unheated water. However, this method provides only low levels of additional humidity. A nebulizer is a device that converts water into aerosol particles. Nebulizers also have a number of limitations. Nebulized water particles are large enough for bacteria, viruses and other contaminants to adhere to, exposing the patient to an increased risk of infection. In addition, as a result of their relatively large size, the water particles from a nebulizer are not transported deeply enough into the patient's respiratory tract to provide optimal relief from drying of the airways and may condense and lead to excessive water in the airways.

     Our Heated Humidification Solution

     Heated humidifiers overcome many of the limitations of HMEs, cold passover devices and nebulizers and can provide desired levels of humidity. Heated humidifiers produce water vapor molecules that are too small to transport bacteria, viruses and pathogens. Due to the relatively small size of the water molecules, water vapor is able to penetrate deeply into the respiratory tract, delivering moisture where it is needed in the lower airways. In addition, the use of heated humidification does not require additional breathing effort by the patient.

     Due to the physical properties of humidity, however, it is difficult to effectively create, control and deliver gases at optimal temperatures and humidity. For example, variations in the temperature and flow rates of gases passing through the humidifier require constant monitoring and appropriate adjustment of the humidifier to ensure that the desired humidity level is achieved. Once the desired humidity level is created, it is also difficult to deliver the gases several feet from the humidifier to the patient without the gases cooling, resulting in condensation and a loss of humidity.

     We manufacture a range of products and systems designed to meet these challenges, including heated humidification devices and complementary single-use and reusable chambers and breathing circuits. Our products overcome many of the limitations of alternative humidification devices, and offer many advanced features and benefits, including the ability to:

     - Create optimal humidity. Our products are designed to create the optimal levels of temperature and humidity. In addition, our most advanced products feature proprietary technology to electronically monitor the temperature and flow of gases passing through the humidifier and automatically adjust the heating element to create the desired humidity level.

     - Deliver constant humidity. Once the optimal level of humidity is created, our products are designed to deliver a constant level of humidity to the patient's airways. For example, we offer single-use breathing circuits incorporating a patented spiral heated wire designed to maintain a constant gas temperature and level of humidity and reduce condensation in the circuit.

     - Reduce caregiver intervention. Our more advanced products are designed to reduce the amount of intervention required by the caregiver by decreasing the need to drain condensation from the circuits and open the chamber to replenish the water supply used to create the humidity. We believe this can reduce the risk of infection, improve patient recovery rates and reduce patient care costs.

OBSTRUCTIVE SLEEP APNEA

     Obstructive sleep apnea, or OSA, is a breathing disorder in which a person continuously experiences a cycle of temporary relaxation and partial or total closure of the upper airway during sleep. This total closure of the upper airway, called an apnea, prevents normal breathing and results in either subconscious arousal to lighter levels of sleep or total awakening and can be repeated as many as several hundred times during a night of sleep. These disruptions can greatly impair the quality of sleep, although the person is often not aware of them. The loss of sustained deeper levels of sleep can have several adverse effects on the individual, including excessive daytime sleepiness, reduced cognitive function and work-related difficulties. Studies have also linked OSA to increased occurrences of traffic and workplace accidents. OSA has also been associated with an increased risk of hypertension and may also increase the risk of cardiovascular morbidity and mortality due to angina, stroke and heart attack. OSA is considered to be one of the most common sleep disorders, and is estimated by the U.S. National Institutes of Health to affect approximately 12 million people in the U.S. alone. Despite its prevalence, there is a general lack of awareness about OSA among both the medical community and the general public, which has led to relatively low levels of diagnosis. The American Sleep Apnea Association estimates that 10 million people in the U.S. alone remain untreated for this disorder.

     Continuous Positive Airway Pressure Therapy

     Continuous positive airway pressure, or CPAP, therapy is generally acknowledged as the most effective and least invasive treatment currently available for OSA. Although not a medical cure for OSA, CPAP therapy assists airway functioning and facilitates more normal sleep patterns. During CPAP therapy, a patient sleeps with a nasal or facial mask connected by a tube to a small portable airflow generator that delivers room air at a predetermined continuous positive pressure. The continuous air pressure acts as a pneumatic splint to keep the patient's upper airway open and unobstructed. As a result, the cycle of apneas which leads to the disruption of sleep and other symptoms that characterize OSA is prevented. Theta Reports, an independent research organization, projected that 500,000 CPAP flow generators will be sold in the U.S. during 2001.

     Limitations of CPAP Therapy

     The effectiveness of CPAP therapy depends on the patient using the treatment consistently and for a sufficient duration. However, CPAP therapy often produces side effects that make many patients unwilling to use the treatment each night, or for the requisite time each night. When a patient using a nasal mask opens his or her mouth while asleep, the airflow delivered from the CPAP flow generator is likely to be expelled through the mouth, which is the path of least resistance. This occurrence is known as a mouth leak. Mouth leaks contribute to nasal drying because the warm, humid air that normally helps to moisten the nasal passages is now exhaled through the mouth, bypassing the nasal passages. As a result, the nasal passages and upper airways become increasingly dry and irritated, nasal airway resistance increases and patients frequently complain of a sore, dry nose and throat. In addition, the nasal passages and upper airways are generally exposed to increased airflow during CPAP therapy, which can also cause drying, irritation and discomfort.

     Our Heated Humidification Solution

     Clinical studies, some of which we have supported with equipment or funding, have demonstrated that heated humidification increases the likelihood that patients will continue with CPAP therapy. One of these studies found that mouth leak resulted in nasal congestion and, accordingly, increased nasal airway resistance, which could largely be prevented by the use of heated humidification. In addition, another of these studies found that more patients abandoned CPAP therapy when it was used without heated humidification than when it was used with heated humidification, and patients on average used CPAP therapy for a longer period each night when it was used with heated humidification.

     Despite the benefits of heated humidification, we estimate that most patients who are prescribed CPAP therapy currently do not use heated humidification. We believe that heated humidification is the best available humidification solution for the side effects associated with CPAP therapy and that an increasing proportion of patients will use heated humidification with CPAP therapy in the future as a result of its potential to improve patient comfort and acceptance, and therefore the effectiveness of the treatment.

     We have over 30 years of experience in respiratory humidification and have utilized our proprietary technologies and expertise to develop a range of heated humidification devices, systems and complementary products specifically designed for use in CPAP therapy and the treatment of OSA. We believe that our CPAP products and expertise in heated humidification will enable us to take advantage of the opportunity for growth in this market. We provide a range of benefits for the OSA market, including:

     - Broad product line. We offer a range of integrated flow generator-humidifiers and heated humidifiers as well as chambers, tubes and masks. Our integrated flow generator-humidifiers do not require assembly, have fewer connections and are lighter and more compact than flow generators manufactured by competitors that offer an optional add-on humidifier. Our heated humidifiers are compatible with most brands of stand-alone flow generators.

     - Delivery of controlled humidity. Our patented ambient tracking technology enables our products to electronically monitor variations in room temperature and automatically adjust the heating element to offer controlled humidity with minimal condensation.

     - Improved patient comfort. Our CPAP products are designed to improve patient comfort. For example, our recently released Aclaim nasal mask incorporates proprietary comfort-enhancing features including a sliding attachment, hinged forehead rest and soft contoured nose piece and our Oracle oral mask, which rests between the patient's lips and teeth, requires no headgear or straps for attachment.

BUSINESS STRATEGY

     Our objective is to utilize our expertise and leading position in heated humidification to improve our market position in the respiratory care, obstructive sleep apnea and related markets. The key elements of our strategy include:


     Maintain our focus on research and development. We intend to continue to commit significant resources to our research and development efforts. As of March 31, 2001, we had approximately 120 employees, representing nearly 20% of our workforce, principally engaged in clinical research and product and process development. We believe that continuing to invest in our research and development efforts is critical to our long-term success.

     Continue to improve existing product lines. We seek to continue to improve our current product offerings by introducing new features and advancements that enhance the performance of our existing product lines. For example, we developed an advanced version of our breathing circuit, incorporating a patented spiral heated wire, which significantly improves the ability of our systems to deliver gases at a constant temperature and humidity. In addition, we have recently begun to market our next generation CPAP integrated flow generator-humidifiers and CPAP humidifiers that incorporate our patented ambient tracking technologies, which we believe will enable our products to deliver higher humidity levels with reduced condensation.

     Develop innovative, complementary product offerings. We intend to continue to develop and introduce new products and systems that will complement our existing product and system offerings and take advantage of our existing market positions, customer bases and distribution channels. For example, we recently expanded our CPAP product range by introducing our first nasal mask. We believe that the Aclaim nasal mask enhances patient comfort with its sliding attachment to reduce air leaks, bias flow silencer to reduce noise and contoured nose piece and hinged forehead rest to improve fit.

     Target new medical applications for our technologies. We intend to continue to focus on developing new applications for our heated humidification technologies. We believe that our technologies may be useful in the treatment of a variety of respiratory disorders and other medical conditions. For example, we are investigating the use of heated humidification in the treatment of chronic obstructive pulmonary disease. Recent studies suggest that heated humidification may not only help alleviate the drying effects of oxygen therapy that is often prescribed as a treatment for chronic obstructive pulmonary disease, but may also assist to increase oxygen and decrease carbon dioxide levels in the blood.

     Increase our international presence. We intend to expand our international sales efforts by increasing the size of our sales operations and the number of employees who support our customer, distributor and original equipment manufacturer relationships. We believe that our additional sales presence and support for distributors and original equipment manufacturers who sell our products will increase the focus on our products and may result in greater sales. We may also consider possible strategic alliances, acquisitions, business combinations or similar transactions with a view to expanding our international presence and enhancing our product range and competitive position.

PRODUCTS

     We are organized in three product groups: respiratory humidification, obstructive sleep apnea, and patient warming and neonatal care.

     Respiratory Humidification

     Our respiratory care products and systems are designed to produce and deliver optimally humidified gases to patients requiring ventilation or oxygen therapy in both hospitals and the home. Our range of products and systems includes:

     - Humidifiers. Heated humidifiers are portable, electronic devices designed to create water vapor through the controlled heating of a heater plate located beneath a chamber containing water. Our humidifiers are designed to supply a constant level of humidity, and our most advanced models feature electronic monitoring and advanced algorithms to facilitate automatic adjustment and avoid unnecessary alarms.

     - Chambers. Chambers are removable, plastic water vessels with a metal base, designed to fit on the top of our humidifiers. We manufacture single-use and reusable chambers in a variety of sizes. Our most advanced chambers include a patented dual-float automatic filling mechanism designed to reduce the risk of contamination associated with manual filling.

     - Breathing circuits. Breathing circuits are lightweight, corrugated, plastic tubes which connect the patient to the humidifier and chamber and deliver the humidified gas. We manufacture both single-use and reusable circuits. Our single-use circuits feature a patented spiral heated wire inside the tube which is designed to maintain a constant gas temperature to prevent condensation in the tube, reducing the risk of transporting pathogens and liquid water to the patient.

     - Accessories. We also manufacture a wide range of accessories for use with our humidifiers, including mounting brackets, temperature probes, water bag poles, heater wire adapters and other components.

     Our principal respiratory care products are:

                                                                                  YEAR OF
PRODUCT                                     DESCRIPTION                       INITIAL RELEASE
-------                                     -----------                       ---------------
Mechanical Ventilation

MR850 Respiratory Humidifier System.......  Integrated clinical humidifier         1999
                                            system, featuring electronic
                                            monitoring and automatic
                                            adjustment, pre-programmed
                                            operation, incorporating single-
                                            use chambers and heated
                                            breathing circuits
MR730 Respiratory Humidifier..............  Clinical humidifier, featuring         1992
                                            dual independent heating systems
                                            for temperature and humidity
                                            control, electronic monitoring
                                            and alarms, compatible with a
                                            wide range of heated and
                                            unheated breathing circuits
HC500 Home Care Respiratory Humidifier....  Humidifier specially designed          1994
                                            for home care, with single-dial
                                            setting and alarm system,
                                            compatible with heated and
                                            unheated circuits

Oxygen Therapy and Non-Invasive Ventilation

MR410 Respiratory Humidifier..............  Clinical humidifier, featuring         1992
                                            electronic thermostat and simple
                                            controls

Single-Use Products

MR200 Series Single-Use Chambers..........  Manual and automatic-filling           1990
                                            water chambers
RT100 Series Single-Use Breathing
  Circuits................................  Plastic tubing incorporating           1998
                                            patented spiral heated wire
                                            technology

     Obstructive Sleep Apnea

     Our CPAP products are designed to deliver a warm, humidified airflow to patients undergoing CPAP therapy for the treatment of OSA with the objective of increasing patient comfort and acceptance of the treatment. Our products can be used in the home and clinical settings and include:

     - CPAP integrated flow generator-humidifiers. Our integrated flow generator-humidifiers are fully integrated electronic devices that are designed to deliver to the patient humidified airflow at a constant level of pressure. Our integrated flow generator-humidifiers do not require assembly, have fewer connections and are lighter and more compact than stand-alone flow generators with a separate humidifier.

     - CPAP humidifiers. Our CPAP humidifiers are portable, electronic devices designed to humidify the airflow generated by CPAP flow generators. Our CPAP humidifiers are designed to be used with other manufacturers' stand-alone flow generators.

     - Chambers, masks & accessories. We also manufacture specially designed chambers, breathing tubes, masks and attaching headgear.

     Our principal CPAP products are:


                                                                                     YEAR OF
PRODUCT                                     DESCRIPTION                          INITIAL RELEASE
-------                                     -----------                          ---------------
HC220 Series Integrated Flow
  Generator-Humidifier....................  Compact integrated unit, featuring        2001
                                            patented ambient tracking system,
                                            flow measurement technologies and
                                            automatic adjustment, warm-up mode
                                            and meter for patient compliance
                                            monitoring
HC200 Series Integrated Flow
  Generator-Humidifier....................  Compact integrated unit, featuring        1999
                                            warm-up mode and hour meter
HC150 CPAP Heated Humidifier..............  Heated humidifier, featuring              2001
                                            patented ambient tracking system,
                                            electronic temperature monitoring
                                            and automatic adjustment, suitable
                                            for use with most CPAP flow
                                            generators
HC100 CPAP Heated Humidifier..............  Heated humidifier, featuring              1992
                                            simple-to-use settings, suitable
                                            for use with most CPAP flow
                                            generators
900HC105 Starter Kit......................  Cold passover humidifier system,          1993
                                            incorporating portable, folding
                                            tray for stability, suitable for
                                            use with most CPAP flow generators
Aclaim Nasal Mask.........................  Nasal mask, featuring sliding             2001
                                            attachment to headgear to reduce
                                            air leaks, bias flow silencer to
                                            reduce noise and hinged forehead
                                            rest to increase comfort and reduce
                                            need for adjustment

                                                                                     YEAR OF
PRODUCT                                     DESCRIPTION                          INITIAL RELEASE
-------                                     -----------                          ---------------
Oracle Oral Mask..........................  Oral mask, for use with CPAP or           2001
                                            bi-level ventilation, requires no
                                            headgear, straps or custom fitting,
                                            avoids nasal symptoms and mask
                                            leaks associated with nasal masks.
HC300 Series Single-Use Chambers..........  Water chambers for use with our           1992
                                            humidifiers and integrated flow-
                                            generator humidifiers


     Patient Warming & Neonatal Care

     We also manufacture a line of patient warming and neonatal care products. Medical Data International, Inc., an independent research organization, estimates that of the approximately four million births that occur in the U.S. each year, over 10% are pre-term births and over 7% are infants with low birth weight. Many of these infants require special medical care in the first months of life, including warming to help maintain a constant body temperature or breathing assistance for proper respiratory functioning. We manufacture and market patient warmers incorporating a patented technology designed to efficiently increase and maintain the patient's temperature while minimizing heat loss to the surrounding environment. We also offer products designed to improve infant respiratory function. Optimally humidified air is especially important for infants because many newborns have difficulty managing the increased breathing effort that may be associated with the thickening of mucus in the airways during mechanical ventilation. Our patient warming and neonatal care products are primarily used in clinical settings.

     Our principal patient warming and neonatal products are:

                                                                                     YEAR OF
PRODUCT                                                 DESCRIPTION              INITIAL RELEASE
-------                                                 -----------              ---------------
IW930 CosyCot Infant Warmer...............  Integrated neonatal intensive care        1997
                                            workstation, incorporating radiant
                                            warmer and optional resuscitation,
                                            suction and phototherapy devices
IW910 Mobile Infant Warmer................  Portable infant warming device            1997
RD900 Neopuff Infant Resuscitator.........  Device for infant resuscitation           1999
PW810 Radiant Patient Warmer..............  Portable adult warming device,            1999
                                            designed to prevent and treat
                                            hypothermia
Infant CPAP System........................  Infant CPAP therapy system,               2001
                                            incorporating heated humidifier and
                                            water bubbling mechanism to create
                                            oscillating air pressure in the
                                            lungs

     Distributed Products

     In addition, we market in New Zealand and Australia selected complementary medical products that are manufactured by other companies. Distributed products provide us with a broader range of products for sale by our direct sales force in New Zealand and Australia. Sales from distributed products represented almost 60% of operating revenue in this region, and approximately 8% of our total operating revenue, in the fiscal year ended March 31, 2001. However, we have given notice of termination, effective as of December 9, 2001, of a distribution relationship that accounted for approximately $2.9 million of our operating revenue in the fiscal year ended March 31, 2001, due to the failure to agree on mutually acceptable terms with the manufacturer.

RESEARCH AND DEVELOPMENT

     We believe that product development and clinical research is critical to our success. As of March 31, 2001, we employed approximately 120 engineers, scientists and physiologists principally engaged in clinical research and product and process development. This represented approximately 20% of our total workforce. We believe that the location of our operations in New Zealand, where employment costs are very competitive compared to the U.S. and Europe, enables us to devote substantial effort to research and development. Our research and development expenditures for the fiscal years ended March 31, 1999, 2000 and 2001 were approximately $2.9 million, $3.5 million and $3.8 million, respectively.

     Each of our three primary product groups focuses on its own technologies at the research and development level and its own markets and customers at the sales and marketing level. We believe that this structure enhances efficiency and generates superior products. We strive for a seamless progression from concept to market by incorporating technical, manufacturing, operations, sales and marketing, and clinical expertise within each product team. Our research and development teams work with healthcare providers to develop an in-depth understanding of, and to be responsive to, product applications and clinical needs, and work with our sales and marketing teams to better understand industry trends.

     We believe that we are able to reduce the risks associated with new product introductions by utilizing our in-house manufacturing capabilities to rapidly produce quantities of prototype products suitable for trial use and sale. In New Zealand we are able to test clinical efficacy of these prototypes in a hospital environment, investigate patient responses and test the reliability of the product before we seek U.S. and European regulatory approvals, commit to high volume manufacturing, and commence worldwide distribution. We are also able to make modifications to our prototypes in response to these processes, and commence the next cycle of testing, within a relatively short period of time.

     In addition to our strong in-house research and development capabilities, we have close working associations with a number of hospitals and clinicians, particularly in New Zealand and the U.S. These associations offer us valuable opportunities to test emerging technologies and access to world class medical expertise.

SALES AND MARKETING

     Our customers are located in over 90 countries worldwide. For the fiscal year ended March 31, 2001, approximately 45% of our operating revenue was generated in North America, approximately 28% in Europe, predominantly in the United Kingdom, Germany and France, and approximately 23% in Asia Pacific. We employ multiple distribution channels to reach our customers:

     - Direct. We sell directly to hospitals, long-term care facilities and home healthcare dealers, and to dealers who then sell to these customers, through our direct sales offices in the U.S., the United Kingdom, France, Germany, New Zealand and Australia. In North America alone, we market and sell our products directly to home healthcare dealers that have over 4,500 locations. For the fiscal year ended March 31, 2001, direct sales to hospitals, dealers and home healthcare dealers accounted for approximately half of our operating revenue. More than 25% of operating revenue was generated from direct sales in North America.

     - Distributors. We sell to distributors who in turn sell to hospitals, home healthcare dealers and other manufacturers of medical products. We have a network of approximately 100 distributors in over 90 countries worldwide, the largest of which are Allegiance Corporation, which sells our products in the U.S., Canada, Italy and Spain, and Tokibo Co. Ltd., which sells our products in Japan and China. Allegiance and Tokibo accounted for approximately 14% and 7%, respectively, of our total operating revenue for the fiscal year ended March 31, 2001. We support our distributors through various sales and marketing efforts. For example, we have ten clinical humidifier specialists who support Allegiance's hospital sales efforts in the U.S. by helping to educate hospitals on the benefits of heated humidification and our products and systems. We manage our distributors through sales managers based in New Zealand, our direct sales offices or, in many countries, our regional sales managers. We currently have regional sales managers located in Argentina, the Netherlands, India and Spain. We expect to appoint new regional sales managers in Japan and China by the end of 2001.


     - Original equipment manufacturers. We sell to manufacturers of medical products and their distributors, who in turn sell to hospitals and home healthcare dealers. We supply humidification products to most of the leading mechanical ventilator manufacturers worldwide, which they sell with their own manufactured equipment. We also supply heated humidifiers to several leading manufacturers of CPAP products, which they sell with their own CPAP flow generators.

     We believe that we can increase sales of our products by marketing through a focused, highly trained sales team with a detailed understanding of our products and customer requirements. Since the countries in which we market our products have varying physician referral patterns, customer and patient preferences and third-party reimbursement arrangements, we believe that it is important to have an in-depth understanding of each market. Our sales and marketing strategy involves a variety of initiatives to increase our penetration of target markets, including participation in trade shows, attendance at scientific meetings, and developing and distributing educational and marketing materials describing the benefits of our products and heated humidification.

MANUFACTURING

     We manufacture, assemble and test our complete range of products in our facility in New Zealand. In July 2000, we relocated to a new, custom-built, 240,000 square foot facility in Auckland. The facility was specially designed to provide greater opportunity for research and development and sales and marketing teams for each of our three product groups to work directly with their counterpart manufacturing team. Our facility incorporates a Class 100,000 controlled working environment, which is an environment containing less than a prescribed number and size of airborne particles for the volume of air, for the manufacture and assembly of our single-use products, including chambers and breathing circuits.

     We manufacture and assemble many of the components for our products in-house. We believe that this improves our ability to manage quality and helps us to rapidly develop products and manufacturing processes. Our manufacturing processes include plastic injection molding and assembly of components on printed circuit boards.

     Our quality control team monitors production output on a daily basis. Our electronic products are operated and tested for between 6 and 24 hours before packaging. Our manufacturing and design processes comply with the requirements of ISO9001, an international standard for quality management systems. We also comply with the requirements of the European medical device quality standard EN46001. These standards each consist of twenty elements associated with the design, manufacture and distribution of products and services, aimed primarily at achieving customer satisfaction by preventing non-conformity during these processes. Our compliance with these standards, when certified by an accredited third party regulatory agency, demonstrates that we adhere to documented quality management systems.

     We have an integrated requirements planning system which we use for forecasting, scheduling manufacturing, ordering components, managing inventory and processing orders. This system is currently installed in New Zealand and Australia, and we expect to progressively extend its use to our international sales offices over the next three years. In addition, we are committed to further automating our manufacturing and assembly processes where this is efficient to reduce costs, enhance production capabilities and improve the quality and consistency of our products.

     We manufacture our products from a wide variety of raw materials, most of which are readily available in quantity from a range of sources. We purchase a limited number of components from a single-source supplier. Although we believe that we could locate an alternative supplier for these components if required, we cannot assure you that we would be able to do so in a timely manner, or at all, or at reasonable prices. We have historically purchased selected components from a single-source supplier where we are able to generate cost savings without compromising quality. We do not have long-term supply contracts for the raw materials we require.

INTELLECTUAL PROPERTY

     We seek patent protection for inventions that we believe give our products a competitive advantage. We file for patents in the jurisdictions which we believe together represent the majority of the potential market for a particular product. As of March 31, 2001, we held 26 issued patents in the U.S. and had 18 U.S. patent applications pending. We also apply for patents in other jurisdictions where we believe it is appropriate, which generally includes Australia, the United Kingdom, Germany, France, Italy and Japan. As of March 31, 2001, we had 48 issued patents outside the U.S. and 78 patent applications pending. We file New Zealand provisional patent applications to cover current research and development activities. As of March 31, 2001, we had filed 24 of these provisional applications.

     Some of our patents relate to significant technologies that are utilized in our respiratory care, CPAP and other products, including our humidifiers, breathing circuits, chambers and warmers. Although our patents are important, we do not consider that our business is dependent upon the protection of any one patent, or that the loss of any one patent would have a material adverse effect on our business. We believe that our success is more dependent upon continuing technological advances and product innovation than it is on patents.

     Our ongoing success will also depend in part on our ability to maintain our patents, obtain new patents, and develop new products and applications without infringing the patent and other proprietary rights of third parties. We cannot assure you that any of our patents will not be circumvented or challenged, that the rights granted by our patents will provide competitive advantages or that any of our pending or future patent applications will be issued with claims of the scope that we seek, if at all. If challenged, we cannot assure you that our patents will be held valid or enforceable. We cannot assure you that our products or proprietary rights do not infringe the rights of third parties. If an infringement were established, we could be required to pay damages, enter into royalty or licensing agreements on onerous terms and/or be enjoined from making, using or selling the infringing product. Any of these outcomes could have a material adverse effect on our business.

GOVERNMENT REGULATION

     Our products are subject to extensive regulation, particularly as to safety, effectiveness and adherence to Good Manufacturing Practice and related manufacturing standards. Medical devices are subject to regulation by the U.S. Food and Drug Administration, or FDA, other governmental agency regulations in the U.S. and regulation by governmental agencies in other jurisdictions. Regulation in the U.S. is quite rigorous and the trend in New Zealand, Australia, Europe and Japan is toward increasing surveillance and regulation of the design, manufacture and distribution of medical devices. We cannot predict the extent to which future legislative or regulatory developments relating to our practices and products may affect us.

     There are four main categories of governmental regulation applicable to our products and operations:

     -     Quality System Regulation (U.S.);

     -     Medical Devices Directive 93/42 EEC (Europe);

     -     Good Manufacturing Practice Regulation (Japan); and

     -     Good Manufacturing Practice Regulation (Australia and New Zealand).

     Governmental authorities in the countries in which we sell our products, including the FDA in the U.S., have the authority to require us to recall products in the event of material deficiencies or defects in design or manufacture. In addition, we may voluntarily decide to recall products if, for example, they present a risk to patient safety or of impairment of product performance. We have on occasion either voluntarily decided, or been required as a result of communications with regulators, to recall limited numbers of our products.

     United States. The FDA regulates the introduction, manufacture, advertising, labeling, packaging, marketing, distribution and record keeping of medical products in order to ensure that products distributed in the U.S. are safe and effective for their intended use. In addition, the FDA is authorized to establish special controls to provide reasonable assurance of the safety and effectiveness of most devices. If we do not comply with applicable requirements, we may suffer penalties, including:

     -     import detentions, fines or civil penalties;

     -     injunctions or suspensions or losses of regulatory approvals;

     -     a forced recall or seizure of products;

     -     operating restrictions; and

     -     criminal prosecution.

     The FDA requires that a manufacturer introducing a new non-exempt medical device or a new indication for use of an existing medical device obtain either a
Section 510(k) pre-market notification clearance or a pre-market approval, called a PMA, prior to it being introduced into the market. We have received 510(k) pre-marketing clearance for each of the products we currently market in the U.S. The PMA process, which is reserved for new devices that are not substantially equivalent to any predicate device and for high risk devices or devices that are used to support or sustain human life, may take several years and would require us to submit extensive performance and clinical information. We have not sought PMA for any of our products.

     The process of obtaining Section 510(k) clearance generally requires us to submit performance data and possibly clinical data, which in some cases can be extensive, to demonstrate that the device is "substantially equivalent" to a device that was legally marketed prior to 1976, a device that the FDA has found to be "substantially equivalent" to a pre-1976 device or has specifically exempted, or a device that has obtained Section 510(k) clearance. To demonstrate substantial equivalence, we are required to show that the device is as safe and effective and has the same intended use as one of these devices. We have received Section 510(k) clearance for a total of 37 products, over a period of approximately 19 years. We currently have one Section 510(k) application pending approval with the FDA and are in the process of preparing an additional four applications for submission. FDA clearance may take a considerable length of time and may, in some cases, involve additional review by an advisory panel, which can further lengthen the process. We generally expect the FDA to approve our applications within 180 days, although we have experienced approval periods of over 600 days in the past.

     As a medical device manufacturer, we are subject to inspection on a routine basis by the FDA for compliance with the FDA's current regulations. FDA regulations impose procedural and documentary requirements regarding the safety and effectiveness of our manufacturing and quality control processes. For example, we are required to maintain detailed records of customer complaints and records of product distribution to enable us to trace defective products and effect an orderly product recall if necessary. We were inspected by the FDA in August 1996 and no Good Manufacturing Practice deficiencies were observed. We have not been subject to an FDA inspection since we relocated to our new premises in July 2000. The increasingly stringent regulation of medical device manufacturers by the FDA in recent years has led to a reduction in the number of new products and improvements to existing products that have been cleared and increases in enforcement actions.

     Europe. The European Union Community, or EUC, is made up of 15 countries which collectively represent our second largest market after North America. Medical devices are regulated within the EUC by the Medical Devices Directive 93/42/EEC which has been adopted into national law by all member states. This directive provides a number of options for products to gain acceptance for distribution in the EUC, including product approval, type testing or quality management system. Most manufacturers of medical devices, including us, have chosen to adopt the quality management system option, under which we are required to demonstrate that our devices are designed, manufactured and distributed in accordance with the appropriate annex of the directive. By demonstrating this, we are entitled to certification as complying with the directive under a number of European standards, including ISO9001 and EN46001.

     Our facility is subject to annual inspections by TUV Product Service, our European notified body, which is accredited by the EUC to certify our compliance with the directive and to authorize us to place the CE mark on our products. The CE mark indicates to purchasers of our products in the EUC that our medical devices are designed and manufactured under controlled conditions in compliance with the medical devices directive. We were most recently inspected in April 2001 and our certification to the medical devices directive was confirmed. We are also required to register our manufacturing facility with the European regulator. We have appointed our United Kingdom sales company as our European authorized representative, which implements product traceability systems, responds to any product complaints and maintains records of any adverse product incidents.

     New Zealand. The manufacture, sale and supply of medical devices and related products in New Zealand is regulated under the Medicines Act 1981 and its regulations which, among other things, requires us to accurately describe our products to purchasers, including when advertising and labeling them. If we do not comply with any of the applicable standards, or if the New Zealand Ministry of Health considers any of our medical devices to be unsafe, we may be required to withdraw from sale, and destroy, the offending devices. From time to time, the New Zealand Ministry of Health's therapeutics section may inspect our facility. We were most recently visited in 1996 and were found to be in compliance with applicable standards.

     Australia. The sale of medical devices in Australia is regulated by the Therapeutic Goods Act 1989, which requires that a medical device be included in the Australian Register of Therapeutic Goods. To be listed on this register, medical devices must comply with manufacturing, labeling and quality standards established and assessed by the Conformity Assessment Branch of the Therapeutic Goods Administration.

     As a manufacturer of medical devices, we must either supply the Therapeutic Goods Administration with an acceptable form of evidence of Good Manufacturing Practice or be audited by its Good Manufacturing Practice and Licensing Section. We most recently provided evidence of compliance with Good Manufacturing Practice in 1993 and were found to be in compliance with all applicable standards. We must also comply with prescribed reporting and record keeping responsibilities, including the requirement to report any serious incidents arising from the use of our medical devices. If we do not comply with the standards of safety and manufacture provided for by the Therapeutic Goods Act, we could suffer a number of penalties, including our registration being cancelled and being required to recall the relevant medical device.

     Japan. Although we are required to comply with government regulations in Japan, our experience has been that our compliance with the more rigorous U.S. and European standards has enabled us to meet the applicable standards.

THIRD-PARTY REIMBURSEMENT

     The cost of medical care in many countries is funded substantially by government and private insurance programs. Although we do not generally receive payment for our products directly from these payors, our continued success is dependent upon the ability of patients or our other customers to obtain adequate reimbursement for our products. In most major markets, our products are purchased primarily by hospitals and home healthcare dealers, which are generally either government funded or invoice third-party payors directly, or otherwise invoice patients, who then seek reimbursement from third-party payors. Our remaining sales are to distributors and manufacturers of other medical products, who then sell to these customers.

     In the U.S., third-party payors include Medicare, Medicaid and private health insurance providers. These payors may deny reimbursement if they determine that a device has not received appropriate FDA clearance, is not used in accordance with cost-effective treatment methods, or is experimental, unnecessary or inappropriate. Third-party payors are also increasingly challenging prices charged for medical products and services, and certain private insurers have initiated reimbursement systems designed to reduce healthcare costs. The trend towards managed healthcare and the growth of health maintenance organizations, or HMOs, which control and significantly influence the purchase of healthcare services and products, as well as ongoing legislative proposals to reform healthcare, may all result in lower prices for our products. We cannot assure you that our products will be considered cost-effective by third-party payors, that reimbursement will be available or continue to be available, or that payors' reimbursement policies will not adversely affect our ability to sell our products on a profitable basis, if at all. In some of our major markets, for example Australia, the United Kingdom and Japan, there is currently limited reimbursement for devices that treat OSA. In addition, we have not yet completed the process of obtaining approval status for some of our CPAP products that would enable reimbursement for these devices in Germany.

COMPETITION

     The markets for our products are highly competitive. We believe that the principal competitive factors in all of our markets are product features, reliability and price. Reputation and efficient distribution are also important factors. Patent protection could also become an important issue in the future. If we fail to offer products which incorporate features similar to or more desirable than those incorporated in products offered by our competitors, fail to offer products which are perceived as reliable by consumers, or are unable or unwilling to meet the prices offered by our competitors, our business could be adversely affected.

     We compete on a market-by-market basis with various companies, many of which have greater financial, research and development, manufacturing and marketing resources than us. In North America, our largest market, our principal competitors in respiratory humidification include Hudson Respiratory Care Inc., Vital Signs, Inc., Smiths Industries plc and Pall Biomedical, Inc., a subsidiary of Pall Corporation. Our principal competitors in the OSA market include Respironics, Inc., ResMed Inc. and Tyco International Ltd. We also compete with ResMed Inc., Tyco and Respironics, Inc. and regional European manufacturers in the European OSA market. Our principal competitors in the infant warming market include the Datex-Ohmeda Division of Instrumentarium Corporation and Hillenbrand Industries, Inc.

     Any product that we develop for which we obtain regulatory approval will have to compete for market acceptance and market share. An important factor in this competition may be our timing in introducing competitive products. Accordingly, the relative speed with which we can develop prototypes, complete clinical testing, obtain regulatory approval and patent protection, if appropriate, and supply commercial quantities of the product will be important competitive factors.

PRODUCT LIABILITY INSURANCE

     Our business is exposed to potential product liability risks that are inherent in the design, manufacture and marketing of medical devices. Claims alleging product liability may involve large potential damages, significant defense costs and damage to our reputation. Although we currently maintain product liability insurance intended to cover these claims with coverage limits that we consider adequate, we cannot assure you that all claims will be covered by our insurance. In addition, our insurance policies must be renewed annually. While we have been able to obtain product liability insurance in the past, insurance varies in cost, can be difficult to obtain and may not be available in the future at all, or on terms acceptable to us. A successful claim against us in excess of the available insurance coverage could have a material adverse effect on our business.

EMPLOYEES

     As of March 31, 2001, we employed approximately 620 people worldwide, including approximately 210 in manufacturing, 120 in research, development and engineering, 110 in sales and marketing and 180 in management, administration and operations. As of March 31, 2000 and March 31, 1999, we employed approximately 525 and 470 people, respectively. Substantially all of our employees are employed on a full-time basis. As of March 31, 2001 we had approximately 477 employees located in New Zealand, 46 in North America, 34 in Australia, 26 in Germany and Austria, 21 in the United Kingdom and Ireland and 16 in France, Belgium and the Netherlands. As of March 31, 2001, approximately 230 of our employees were represented by a labor union and were covered by a collective bargaining agreement which expires each year in July. We believe that relations with our employees are good.

PROPERTIES


     We own approximately 100 acres of land in Auckland on which our 240,000 square feet headquarters and manufacturing facility is located. Our facility, which was completed in July 2000, contains approximately 90,000 square feet of manufacturing space, 95,000 square feet of combined research and development, sales and marketing and administration space and 55,000 square feet of warehouse space. During 2002, we intend to expand our facility by approximately 62,000 square feet to accommodate our growth. We also lease warehouse and office space for our international sales offices in the vicinity of the following cities:



LOCATION                                            SIZE (SQUARE FEET)
--------                                            ------------------
Los Angeles, United States........................        19,000
London, United Kingdom............................        13,500
Paris, France.....................................         7,000
Stuttgart, Germany................................         8,000
Melbourne, Australia..............................        15,000


     Our aggregate rent expense was approximately $500,000 for the fiscal year ended March 31, 2001.

LEGAL PROCEEDINGS

     We are, from time to time, a party to litigation that arises in the normal course of our business operations, including product liability claims. We are not presently a party to any litigation that we believe would reasonably be expected to have a material adverse effect on our business.

SUBSIDIARIES

     The following table sets forth the significant subsidiaries of Fisher & Paykel Industries and indicates the subsidiaries which, following the reorganization and this offering, will be subsidiaries of Fisher & Paykel Healthcare. All of the subsidiaries are directly or indirectly wholly owned by Fisher & Paykel Industries.

NAME OF SUBSIDIARY                                            JURISDICTION
------------------                                           --------------
Fisher & Paykel Limited....................................   New Zealand
Fisher & Paykel Finance Limited............................   New Zealand
Fisher & Paykel Healthcare Limited(1)......................   New Zealand
Fisher & Paykel Healthcare Properties Limited(1)...........   New Zealand
Fisher & Paykel Holdings, Inc. (USA)(1)....................       U.S.
Fisher & Paykel (Singapore) Pte Limited....................    Singapore
Fisher & Paykel Production Machinery Limited...............   New Zealand
Fisher & Paykel Healthcare Limited(1)......................  United Kingdom
Fisher & Paykel Healthcare Pty Limited(1)..................    Australia
Consumer Finance Limited...................................   New Zealand
Equipment Finance Limited..................................   New Zealand
Fisher & Paykel Appliances, Inc............................       U.S.
Fisher & Paykel Healthcare, Inc.(1)........................       U.S.
Fisher & Paykel Healthcare SAS(1)..........................      France
Fisher & Paykel Healthcare GmbH & Co KG(1).................     Germany
Fisher & Paykel Australia Holdings Limited.................    Australia
Fisher & Paykel Australia Pty Limited......................    Australia
Fisher & Paykel Manufacturing Pty Limited..................    Australia

------------
(1) Following the reorganization and this offering will be a subsidiary of Fisher & Paykel Healthcare Corporation Limited.

                                   MANAGEMENT

DIRECTORS AND SENIOR MANAGEMENT


     We have set forth below information as of August 31, 2001 with respect to the individuals who will serve as our directors and senior management upon completion of the reorganization and this offering, as well as the directors and senior management of Fisher & Paykel Industries prior to the reorganization.


     Directors and Senior Management Upon Completion of the Reorganization:


NAME                         AGE   POSITION
----                         ---   --------
DIRECTORS
Gary A. Paykel.............  59    Director, Chairman
P. Michael Smith...........  56    Director, Deputy Chairman
Michael G. Daniell.........  44    Director, Managing Director & Chief Executive
                                   Officer
Adrienne E. Clarke.........  63    Director
Nigel T. Evans.............  61    Director
W. Lindsay Gillanders......  51    Director
Sir Colin J. Maiden........  68    Director
SENIOR MANAGEMENT
Lewis G. Gradon............  40    Senior Vice President -- Research and
                                   Development
Paul N. Shearer............  42    Senior Vice President -- Sales & Marketing
Antony G. Barclay..........  36    Chief Financial Officer


     Gary A. Paykel will become Chairman upon completion of the reorganization. Mr. Paykel has served as a director since August 1979 and Chief Executive Officer since December 1989 and Managing Director since April 1987. He has served on the remuneration committee since April 1989, and as a trustee of the Fisher & Paykel Industries employee share purchase scheme since March 1989 and its staff superannuation scheme since May 1989. Mr. Paykel joined Fisher & Paykel Industries in 1960 and, prior to his appointment to the position of sales director in 1985, held a variety of positions in the manufacturing, engineering, purchasing and sales departments. Mr. Paykel has also served as Chairman of Panprint Limited since September 1984, and as a director of Panprint Limited since May 1975 and of Sports Drinks Limited since October 1994. Mr. Paykel is the son of Mr. Maurice Paykel. Mr. Paykel is a Companion of the New Zealand Order of Merit.

     P. Michael Smith will become Deputy Chairman upon completion of the reorganization. Mr. Smith has served as a director of Lion Nathan Limited from August 1986 to May 2001. Mr. Smith has been Chairman of RD1.COM since July 2000, a director of Global Dairy Company Limited since May 2001, New Zealand Co-operative Dairy Company Limited since January 2001, Taylors Group Limited since August 2000, Tru-Test Limited since July 2000, UnitedNetworks Limited since May 1999 and Auckland International Airport Limited since June 1998. Mr. Smith received his Master of Commerce degree from the University of Auckland, New Zealand, and is a graduate of the PMD Business Course at the Harvard Business School.

     Michael G. Daniell will become Managing Director and our Chief Executive Officer upon completion of the reorganization. Mr. Daniell has served as the General Manager of Fisher & Paykel Industries' healthcare business since May 1990. From 1979 until May 1990, Mr. Daniell held various positions in the healthcare business, including product design engineer and technical manager. Mr. Daniell has more than 20 years of international healthcare business experience and has been instrumental in the establishment of many of our international distributor and original equipment manufacturer relationships. Mr. Daniell received his Bachelor of Engineering degree in electrical engineering with honors from the University of Auckland, New Zealand.

     Adrienne E. Clarke will become a director upon completion of the reorganization. Professor Clarke is a Laureate Professor at the University of Melbourne, a Foreign Member of the American Academy of Arts and Sciences and a Fellow of the Australian Academy of Science. Professor Clarke has served as a director of WMC Limited since July 1996, Woolworths Limited since July 1994, Tridan Limited from June 1988 and Hexima Limited from February 1998. She was Chairman of the CSIRO from December 1991 to December 1996. Professor Clarke is an Officer of the General Division of the Order of Australia, served as the Lieutenant Governor of Victoria and currently holds a variety of Australian governmental appointed positions. Professor Clarke received a Bachelor of Science degree and a doctoral degree from the University of Melbourne.

     Nigel T. Evans will become a director upon completion of the reorganization. Dr. Evans has served as principal of Quark Technology since June 1987. Dr. Evans held a variety of management positions with New Zealand Steel Limited from August 1966 to May 1987. Dr. Evans received his Bachelor of Science degree from the University of New Zealand, a Master of Science degree from the University of Auckland, New Zealand, and a doctoral degree in physics from the University of Cambridge. Dr. Evans has also attended the Senior Managers Program, Graduate School of Business Administration, Harvard University.

     W. Lindsay Gillanders has served as a director since May 1992, and as Company Secretary since April 1987. He has also served as a trustee of Fisher & Paykel Industries' employee share purchase scheme since March 1996, and its staff superannuation scheme since December 1993. He has been the Chairman of the staff superannuation scheme since March 1996. Mr. Gillanders has held various positions in Fisher & Paykel Industries' legal department since 1977. Since 1992, Mr. Gillanders has been responsible for Fisher & Paykel Industries' legal, regulatory, compliance and intellectual property rights, and has worked on major commercial agreements including acquisitions and divestments by both the appliances and healthcare businesses. Mr. Gillanders received his Bachelor of Laws degree with honors from the University of Auckland, New Zealand.

     Sir Colin J. Maiden has served as a director since August 1979 and as Chairman since 1989. He has served as a member of the remuneration committee since April 1989 and has also served as a trustee of Fisher & Paykel Industries' executive share purchase scheme since December 1983. Sir Colin served as the Vice Chancellor of the University of Auckland from January 1971 to November 1994, and has also served as Chairman of each of Tower Insurance Limited since September 1998 and Marsh New Zealand Advisory Board since April 1998. Sir Colin has also served as a director of DB Group Limited and its subsidiaries since May 1994, New Zealand Refining Company Limited since April 1991, Foodland Associated Limited since March 2000, Tower Limited, Tower Holdings Limited and Tower Financial Services Group Limited since May 1999, Transpower New Zealand Limited since May 1994 and Independent Newspapers Limited since July 1989. He has also held a number of managerial positions with General Motors Corporation in the U.S. and was a senior lecturer in civil engineering at the University of Auckland, New Zealand. Sir Colin received his undergraduate degrees in engineering from the University of New Zealand, a doctoral degree from Oxford University and an honorary LL.D. from the University of Auckland, New Zealand.

     Lewis G. Gradon will become our Senior Vice President -- Research and Development upon completion of the reorganization. Mr. Gradon has served as the General Manager -- Research and Development of Fisher & Paykel Industries' healthcare business since September 1996, and as research and development manager since May 1990. Since January 1994, Mr. Gradon has been a member of the International Standards Organization technical committee 121 -- Anesthesia and Breathing Machines. Mr. Gradon has also held various engineering positions with Fisher & Paykel Industries' healthcare business, including product design engineer, since

1985. Mr. Gradon has overseen the development of our complete healthcare product range. Mr. Gradon received his Bachelor of Science degree in physics from the University of Auckland, New Zealand.

     Paul N. Shearer will become our Senior Vice President -- Sales & Marketing upon completion of the reorganization. Mr. Shearer has served as the General Manager -- Sales and Marketing of Fisher & Paykel Industries' healthcare business since September 1996. Mr. Shearer was located in France from June 1998 to October 1998 to establish our French sales company; in the U.S. from January 1996 to May 1998 to establish Fisher & Paykel Healthcare Inc. and in the UK from February 1994 to October 1994 to establish our UK sales company. Mr. Shearer also served as general manager of international operations from April 1993 until June 1995; as general manager of our Australian sales company from April 1991 to March 1993; and as manager of our New Zealand healthcare sales business from March 1990 to March 1991. Mr. Shearer has also held various positions with Computercorp Ltd, a computer systems integrator, and ICL Ltd., a large multinational computer systems company. Mr. Shearer received his Bachelor of Commerce degree in marketing from the University of Canterbury, New Zealand.

     Antony G. Barclay will become our Chief Financial Officer upon completion of the reorganization. Mr. Barclay has served as the financial controller of Fisher & Paykel Industries' healthcare business since July 1996. Mr. Barclay served as a management accountant for Arnotts Biscuits (NZ) from February 1995 to July 1996 and as financial accountant from December 1993 to January 1995, and as a senior associate and manager with Price Waterhouse in New Zealand and Papua New Guinea from September 1990 to November 1993. Prior to 1990, Mr. Barclay held a variety of positions with Price Waterhouse in New Zealand. Mr. Barclay has been a Chartered Accountant in New Zealand since May 1990. Mr. Barclay received his Bachelor of Commerce degree in accounting and finance from the University of Otago, New Zealand.

     Directors and Senior Management Prior to the Reorganization:


NAME                                   AGE   POSITION
----                                   ---   --------
DIRECTORS
Maurice Paykel(1)(3)(5)..............  87    Director, Founder President
Sir Colin J. Maiden(2)(3)(4).........  68    Director, Chairman
John W. Gilks(1)(2)(3)(5)............  60    Director, Deputy Chairman
Gary A. Paykel(2)(4).................  59    Managing Director, Chief Executive Officer
Norman M.T. Geary(1)(2)(3)(5)........  62    Director
W. Lindsay Gillanders(4).............  51    Executive Director, Company Secretary
David B. Henry(5)....................  49    Finance Director
Donald D. Rowlands(3)(5).............  75    Director
J. Julian A. Williams(5).............  64    Technical Director
SENIOR MANAGEMENT
Richard D. Blundell(7)...............  54    General Manager, Corporate Affairs
John H. Bongard(7)...................  47    General Manager, Appliances Business
Malcolm Clark(7).....................  59    Treasurer
Michael G. Daniell(6)................  44    General Manager, Healthcare Business
Alastair A. Macfarlane(7)............  48    General Manager, Finance Business


------------
(1) Member of audit committee

(2) Member of remuneration committee

(3) Non-executive director

(4) Continuing director

(5) Non-continuing director

(6) Continuing senior management

(7) Non-continuing senior management

     Maurice Paykel has served as a director since July 1954 and as Founder President since July 1986. Mr. Paykel has also held a variety of positions with Fisher & Paykel Industries since founding the company in January 1934 in partnership with the late Sir Woolf Fisher, including Chairman from 1975 to 1986, Managing Director from 1975 to 1979 and Joint Managing Director from 1963 to 1975. He has also served as a member of the audit committee since April 1989. Mr. Paykel has also served as Chairman of Allied Industries Limited and as a director of Henderson & Pollard Limited. Mr. Paykel holds a CBE and an honorary LL.D. from the University of Auckland, New Zealand. Mr. Paykel is the father of Mr. Gary Paykel.

     John W. Gilks has served as a director since May 1986, and as Deputy Chairman since June 1989. He has served as a member of the audit committee and the remuneration committee since April 1989. He has also served as a trustee of Fisher & Paykel Industries' executive share purchase scheme since June 1989. Mr. Gilks has served as deputy chairman of Port Otago Limited since October 1988. Mr. Gilks has been a director of Chalmers Properties Limited since September 1998, Dublin Bay Investments Limited since August 1991, and St. Andrews Group Limited since May 1996. Mr. Gilks served as Managing Director of St. Andrews Group since 1996. From September 1971 to October 1996, he was Founding Managing Director of Motor Trade Finances. Mr. Gilks was a chartered accountant from 1970 to 1993 and is currently a Fellow of the Chartered Accountants in New Zealand and a Fellow of the Institute of Directors in New Zealand.

     Norman M.T. Geary has served as a director since December 1990. He has been a member of the audit committee since June 1992 and the remuneration committee since May 1993. He has also served as Chairman of Auckland Packaging Company Limited since July 1999, Budget Rent-A-Car Limited (New Zealand) since September 1989, Gough Gough & Hamer Limited since March 1988, Owens Group Limited since July 1996, PA Consulting Group New Zealand Advisory Board since March 1990 and Rangatira Limited since October 1989. In addition, he has served as a director of Cedenco Foods Limited since August 1994, Comalco New Zealand Limited since October 1989, Foodland Associated Limited since March 2000, National Bank of New Zealand Limited since September 1995 and Heath Lambert New Zealand Advisory Board since March 2001 and as a board member of the New Zealand Institute of Economic Research since September 2000. Mr. Geary has held a variety of positions with BP Oil in New Zealand, was the Chief Executive of Air New Zealand and was president of the Institute of Directors (New Zealand). Mr. Geary received his Bachelor of Commerce degree from the University of Otago, New Zealand and holds a CBE.

     David B. Henry has served as Finance Director since May 1992. Previously, he served as Chief Financial Officer from April 1987. Mr. Henry has held a variety of positions in Fisher & Paykel Industries' finance business and the appliances customer services company and Fisher & Paykel Industries since 1974. Since 1992, Mr. Henry has managed a number of key projects including Y2K compliance, and both internal and external restructurings for the appliances and healthcare businesses. Mr. Henry received his Bachelor of Commerce degree from the University of Auckland, New Zealand and is a Chartered Accountant and a Cost and Management Accountant.

     Donald D. Rowlands has served as a director since August 1979. Mr. Rowlands served as Managing Director of Fisher & Paykel Industries from January 1979 until April 1989. He held a variety of production and factory management positions, and has also served as General Manager of Fisher & Paykel Industries and the managing director of Champion Spark Plugs NZ Limited, which was an associate company of the Fisher & Paykel group, since joining Fisher & Paykel Industries in 1953. Mr. Rowlands has also served as Chairman of Mainfreight Transport Limited since April 1982, and as a director of CWF Hamilton Limited since March 1987. He has also served as a director of Nestle New Zealand Limited, Progressive Enterprises Limited and Henderson & Pollard Limited. Mr. Rowlands holds a CBE.

     J. Julian A. Williams has served as a director since July 1985 and as Technical Director since April 1987. Since 1960, Mr. Williams has held a variety of engineering and management positions, as well as management positions in appliances manufacturing. As technical director, he was instrumental in the development of Fisher & Paykel Industries' electronics and ECM motor technology which is now used in the appliances and healthcare businesses. Mr. Williams received his Bachelor of Engineering degree from the University of Auckland, New Zealand.

     Richard D. Blundell has served as General Manager, Corporate Affairs since May 1987. Mr. Blundell has held a variety of positions in domestic and international sales and product training, as well as management positions in marketing. He has had 15 years experience in working with international investors, media and government departments in his current role.

     John H. Bongard has served as General Manager, Appliances since August 1998. Mr. Bongard has held a variety of management positions in the purchasing and marketing departments of the appliances business of Fisher & Paykel Industries since 1973 and served as Appliances Marketing Manager from September 1987 to July 1998. Mr. Bongard has 15 years experience in marketing appliances around the world and in establishing new sales companies in Australia and the U.S. He received his Bachelor of Commerce degree in marketing from the University of Auckland, New Zealand.

     Malcolm Clark has served as Treasurer of Fisher & Paykel Industries since May 1992. Mr. Clark has held a variety of positions in group accounting since 1961 including being responsible for the treasury operation of Fisher & Paykel Industries since March 1985. He has been involved with the finance business of Fisher & Paykel Industries since its inception in 1972 and has managed the treasury function in the deregulated New Zealand and international finance markets. Mr. Clark is a Chartered Accountant, Cost and Management Accountant and Certified Treasury Professional.

     Alastair A. Macfarlane has served as General Manager, Finance since November 1988. Previously, Mr. Macfarlane held management positions in corporate and investment banking with Citibank. He has also served as a manager for KPMG. He has overseen the growth of Fisher & Paykel Industries' finance business since his appointment. Mr. Macfarlane received his Bachelor of Commerce degree from the University of Auckland, New Zealand, and is a Chartered Accountant.

BOARD OF DIRECTORS

     Our constitution provides that our board of directors must consist of not less than four and not more than nine directors. Directors are elected at an annual meeting of shareholders. Our board may also appoint directors to fill vacancies that occur between meetings of shareholders or to add additional persons to our board up to the maximum number prescribed by our constitution. At each annual meeting of the shareholders, all directors appointed by our board must retire. In addition, at least one third of our other directors, other than any managing director, must retire from office. The directors who retire are those directors who have held office longest since their last election. A retiring director is generally eligible for re-election, except where precluded by disqualification, and a director may serve any number of consecutive terms. Although our constitution provides that each director must retire at the end of the annual shareholders' meeting occurring after he or she attains the age of 70 years, unless his or her appointment is otherwise approved by the shareholders, this requirement may be unenforceable under New Zealand law. Following the reorganization, our board will be comprised of seven directors. Mr. Gary Paykel, Mr. Gillanders and Sir Colin Maiden are currently directors of Fisher & Paykel Industries and will continue as directors of Fisher & Paykel Healthcare. The additional directors following the reorganization will be appointed by the existing board to fill vacancies and, except Mr. Daniell who will be managing director and chief executive officer, will be required to retire and offer themselves for re-election by shareholders at our 2002 annual meeting.

     While our constitution does not specify nationality or shareholding qualifications for directors, it does require that at least two directors be ordinarily resident in New Zealand. Directors may be removed by ordinary resolution, with or without cause, at any shareholders' meeting called for the purpose of, or which includes as one of its purposes, the removal of directors. The board of directors may elect the chairperson from among its members.

     Under New Zealand law, our directors owe statutory duties to the company. The directors must exercise their powers and perform their duties in good faith and in what they consider to be in the best interests of the company. This duty applies in relation to all transactions we propose to enter into, including those with affiliated parties. Our board of directors has the ultimate responsibility for, and wide powers to perform, all acts necessary for managing, and for directing and supervising the management of, our business and affairs. Our board of directors manages all affairs in connection with the conduct of our business other than affairs for which New Zealand law or our constitution requires shareholder approval. Our board is responsible for our internal financial control and will establish operating procedures and a management structure that defines lines of reporting responsibility. Our management will prepare annual budgets and longer term strategic plans that will be subject to the approval of the board. Our management intends to prepare monthly financial reports to enable the board to progressively monitor management's performance against budget objectives. The board will develop a framework for capital expenditure within prescribed levels with an emphasis on specified investment objectives. The board delegates the day to day management of our business to our chief executive officer.

     Our constitution does not contain any provisions limiting the borrowing power of our board of directors, except to the extent that borrowings would constitute entry into a major transaction, as defined in the New Zealand Companies Act 1993, or a material transaction with a related party, as defined in the NZSE listing rules. Our constitution provides that, except in limited circumstances, our board may not, without the prior approval of shareholders:

     - enter into transactions with related parties;

     - buy or sell assets the value of which exceeds 50% of the lesser of our average market capitalization or the total gross value of our assets;

     - enter into transactions which will change the essential nature of our business;

     - issue or buy back shares; or

     - provide financial assistance in connection with the acquisition of our shares.

     Upon completion of the reorganization, we will be party to a negative pledge agreement which will contain covenants for the benefit of financial institutions that lend to us which will govern our ability to borrow and charge our assets. In addition, under the New Zealand Companies Act 1993, "major transactions" must be approved by a special resolution of our shareholders.

     The quorum of our board is four directors, and a resolution can be passed by a majority vote. Under our constitution, any director who has an interest in a transaction that is the subject of a resolution must disclose to the board the nature and, if possible, value of that interest. Except in limited circumstances, interested directors are not counted for purposes of a quorum and cannot exercise their voting rights in connection with that resolution.

     We may indemnify our directors and employees from time to time for some limited liabilities or costs incurred in connection with the performance of their duties, or purchase insurance against liabilities and costs incurred by our directors and employees.

COMMITTEES OF THE BOARD OF DIRECTORS

     The board of Fisher & Paykel Industries established an audit committee in 1979. The audit committee of Fisher & Paykel Industries, which presently consists of Mr. Gilks, Mr. Geary and Mr. Maurice Paykel, is responsible for overseeing financial, accounting and audit activities of Fisher & Paykel Industries. This includes reviewing the adequacy and effectiveness of internal controls, meeting with and reviewing the performance of the external auditors, and reviewing and making recommendations on the financial statements and financial and accounting policies.

     The remuneration committee of the board of Fisher & Paykel Industries presently consists of Sir Colin Maiden, Mr. Gilks, Mr. Geary and Mr. Gary Paykel. The remuneration committee reviews and recommends to the board the remuneration packages for all senior executives, and is responsible for reviewing general policies relating to compensation of, and benefits for, employees.


     The audit committee of our board will be reconstituted effective upon completion of the reorganization and this offering. The reconstituted audit committee will consist of Dr. Evans, Sir Colin Maiden and Mr. Smith, with Mr. Smith as chairman. The responsibilities of the reconstituted audit committee are set forth in an audit committee charter, and will include reviewing the services provided by our external auditors, our annual financial statements and our system of internal accounting controls.


COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT


     Under New Zealand law, executive directors are members of the board who are also employed by the company as officers and receive a salary for services provided in that capacity. Executive directors do not receive remuneration for services provided as a director. Non-executive directors are not officers and therefore only receive remuneration for services provided as a director. Non-executive directors received director's fees for the fiscal year ended March 31, 2001. At our 2001 annual meeting, our shareholders approved the payment of directors fees of up to NZ$400,000 per year. Members of the board are also reimbursed for their reasonable out-of-pocket expenses incurred in connection with attending board meetings. Additionally, directors' and officers' liability insurance is maintained and each director is a party to a deed of indemnity to ensure that directors will not incur monetary loss in connection with actions undertaken as directors, subject to some limited exceptions.


     The following table sets forth information concerning compensation paid and benefits granted to the directors and senior management of Fisher & Paykel Industries for services in all capacities during the fiscal year ended March 31, 2001:


                                                            ANNUAL COMPENSATION
                                                -------------------------------------------
                                                                            OTHER ANNUAL
NAME AND POSITION                               SALARY(1)    BONUS(1)    COMPENSATION(1)(2)
-----------------                               ---------    --------    ------------------
DIRECTORS
Norman M.T. Geary.............................  $ 15,313      $   --          $    --
  Non-executive Director
John W. Gilks.................................    22,969          --               --
  Non-executive Director
Sir Colin J. Maiden...........................    30,625          --               --
  Non-executive Director
Maurice Paykel................................    15,313          --               --
  Non-executive Director
Donald D. Rowlands............................    15,313          --               --
  Non-executive Director
W. Lindsay Gillanders.........................   133,697       3,702           51,909
  Executive Director

                                                            ANNUAL COMPENSATION
                                                -------------------------------------------
                                                                            OTHER ANNUAL
NAME AND POSITION                               SALARY(1)    BONUS(1)    COMPENSATION(1)(2)
-----------------                               ---------    --------    ------------------
David B. Henry................................  $137,623      $3,702          $46,599
  Executive Director
Gary A. Paykel................................   259,702       6,595           49,392
  Executive Director
J. Julian A. Williams.........................   165,250       4,210           45,338
  Executive Director

SENIOR MANAGEMENT
Richard D. Blundell...........................    77,028       2,102           33,875
  General Manager, Corporate Affairs
John H. Bongard...............................   121,859       3,220           28,315
  General Manager, Appliances Business
Malcolm Clark.................................    74,717       1,983           25,976
  Treasurer
Michael G. Daniell............................   126,866       3,300           36,776
  General Manager, Healthcare Business
Alastair A. Macfarlane........................    95,269       2,466           22,375
  General Manager, Finance Business


------------

(1) Compensation expense is recorded in NZ dollars. The U.S. dollar amounts shown were calculated using an exchange rate of NZ$1.00 = US$0.4375, the average exchange rate in effect for the fiscal year ended March 31, 2001.


(2) Consists of general business expenses, including car and travel expenses, and contributions under a health plan and under a defined contribution pension plan.

     Under our constitution we are permitted to make a payment to a non-executive director or former director by way of lump sum on or in connection with the retirement or cessation of office of that director provided that the total amount of the payment does not exceed the total remuneration of the director in his or her capacity as a director in any three years chosen by the board, or the payment is authorized by ordinary resolution of the shareholders.

     In connection with the reorganization, Messrs. Gilks, Geary, Maurice Paykel and Rowlands will retire from the board of directors of Fisher & Paykel Industries. As provided for by our constitution, Fisher & Paykel Industries has agreed to pay Mr. Gilks NZ$127,500 and each of the other retiring directors NZ$85,000 as a retirement benefit, which is the equivalent of the last three years' directors fees for each of them.

     Sir Colin Maiden has agreed to continue as a director of Fisher & Paykel Healthcare for a period of three years following the reorganization until our 2004 annual shareholders' meeting. As provided for by the constitution, Fisher & Paykel Industries has agreed to pay Sir Colin Maiden a retirement benefit of NZ$170,000, which is the equivalent of three years' directors fees on his retirement or cessation from office from the board of directors on or before our 2004 annual shareholders' meeting.

     Fisher & Paykel Healthcare will be responsible for making these payments.


     Fisher & Paykel Industries has paid additional remuneration to non-executive directors Sir Colin Maiden and Messrs. Geary and Gilks of NZ$44,000, NZ$40,000 and NZ$40,000, respectively, for extensive work undertaken in connection with the reorganization. In addition, Messrs. Gillanders and Henry will each receive a payment of NZ$100,000 for extraordinary services provided in connection with the reorganization.



     Fisher & Paykel Industries has agreed, upon completion of the reorganization, to retain some key members of its senior management as consultants to Fisher & Paykel Healthcare or Fisher & Paykel Appliances or both of them. Mr. Henry will serve as a consultant to us and Fisher & Paykel Appliances for a period of two years for 52 days per year per company for annual compensation of NZ$75,000 per company. Mr. Gillanders will serve as a consultant to us and Fisher & Paykel Appliances for a period of three years for 2.5 days per week per company for annual compensation of NZ$200,000 per company.

     Prior to the closing of this offering, Michael G. Daniell will become Managing Director and our Chief Executive Officer, and our new senior management will comprise Lewis G. Gradon, Paul N. Shearer and Antony G. Barclay. The annual compensation for each of these executives will be determined by the remuneration committee.

STOCK OPTION PLAN


     On September 7, 2001, the board of directors of Fisher & Paykel Industries approved the establishment of the Fisher & Paykel Healthcare Share Option Plan for selected executives, managers and other selected employees working in the healthcare business outside North America. In addition, on October 8, 2001, the board of directors of Fisher & Paykel Industries approved the establishment of the Fisher & Paykel Healthcare (North American) Share Option Plan for selected executives, managers and other selected employees working in the healthcare business within North America. Under the plans, after the initial grant of options, the board of directors has discretion, subject to limitations set forth in the New Zealand Stock Exchange listing rules, to make grants of options not exceeding one percent of our share capital over any twelve month period to plan participants to purchase ordinary shares at an exercise price per share equal to the fair market value of a share on or around the date of option grant.



     Options granted pursuant to the Share Option Plans become exercisable in three equal annual installments commencing no earlier than the second anniversary of the grant date and all unexercised options expire on the fifth anniversary of the grant date. Options also become exercisable if a person, or a group of persons acting in concert, acquires more than half of our outstanding ordinary shares. On leaving employment due to death, serious illness, accident, permanent disablement, redundancy or other circumstances as determined by our board, the participant or, if applicable, the participant's executor, will have one month to exercise all outstanding options. On a termination of employment for any other reason all outstanding vested and unvested options will lapse.


     We intend to make an initial grant of options, shortly prior to the reorganization and this offering, to employees of the healthcare business on the basis that those options will be cancelled if the reorganization and this offering do not occur. The per share exercise price of these options initially granted will be equal to the New Zealand dollar per share equivalent of the initial public offering price of the ADSs. Under this initial grant, we expect to grant options to purchase ordinary shares pursuant to the stock option plan to each of Messrs. Daniell, Gradon, Shearer and Barclay, as follows:

                                                     ORDINARY SHARES
NAME                                                UNDERLYING OPTIONS
----                                                ------------------
Michael G. Daniell................................       250,000
Lewis G. Gradon...................................       175,000
Paul N. Shearer...................................       175,000
Antony G. Barclay.................................        60,000
                                                         -------
          Total...................................       660,000
                                                         =======

     The number of ordinary shares subject to the initial grant of options, together with the number of ordinary shares initially allocated to the employee share purchase plans to be established as part of the reorganization, will not exceed 2% of the number of our ordinary shares outstanding following the reorganization.

EMPLOYEE SHARE PURCHASE PLANS

     Employee Share Plans Prior to the Reorganization

     Fisher & Paykel Industries has three share purchase plans for employees. No additional shares will be issued under these existing plans. Pursuant to the reorganization, participants in the plans will, through the relevant trustees, receive ordinary shares of Fisher & Paykel Appliances and cash in the same way as other shareholders of Fisher & Paykel Industries. These ordinary shares will be treated under the plans in the same way as the ordinary shares of Fisher & Paykel Industries. The cash will be applied towards repaying outstanding loans or purchasing ordinary shares in Fisher & Paykel Appliances and Fisher & Paykel Healthcare in the proportions as under the reorganization. The existing plans are as follows:


     New Zealand Employee Share Purchase Plan. Under the trust deed for the New Zealand employee share purchase plan, dated as of October 15, 1979, full-time New Zealand employees of the Fisher & Paykel group were eligible to purchase ordinary shares of Fisher & Paykel Industries at a discount to market value. Eligible employees receive interest-free loans from us to cover the purchase price of the ordinary shares for which they subscribe. The loan is repaid through periodic deductions from salary. The plan is administered by trustees, who subscribe for ordinary shares and hold them in trust for each employee participant. The participating employee's entitlement to the ordinary shares vests three years from the date of acquisition by the trustees. Employee participants are not permitted to transfer their plan ordinary shares to third parties. Dividends are paid to employees in respect of ordinary shares purchased under the plan.


     Once vested, an employee participant may elect to transfer the ordinary shares into his or her own name, after which they will be freely transferable, or for the trustees to repurchase the ordinary shares at the lesser of market price and the price at which the trustees acquired the ordinary shares. If an employee participant ceases to be employed by the Fisher & Paykel group before the ordinary shares vest due to death, accident, sickness, redundancy or retirement at the normal retirement age, the employee or his or her personal representative may elect to transfer the ordinary shares into his or her own name or for the trustees to repurchase the ordinary shares at the lesser of market price and the price at which the trustees acquired the ordinary shares, subject to repaying any outstanding loans. Employee participants who cease to be employed by the Fisher & Paykel group before the ordinary shares vest for any other reason, or who elect to withdraw from the ordinary share purchase plan on three months' notice, must sell their ordinary shares back to the trustees at the lesser of market price or the trustees' acquisition price, and repay any outstanding loans.

     Australian Employee Share Purchase Plan. Australian residents who are full-time or part-time employees of our Australian subsidiaries may participate in our Australia employee share purchase plan dated as of August 1, 1996 after they have worked for us continuously for three months. The plan has substantially similar terms to the New Zealand plan, except that ordinary shares of employee participants who cease to be employed by the Fisher & Paykel group in certain circumstances will remain in the plan for the remainder of the vesting period, after which the participant may have the ordinary shares transferred to his or her own name or have the ordinary shares sold by the trustees.


     Executive Share Purchase Plan. Executive employees and executive directors of the Fisher & Paykel group companies were eligible to participate in an executive share purchase plan, dated as of December 2, 1983, under which eligible participants may receive interest-bearing loans from us to acquire ordinary shares of Fisher & Paykel Industries. Under the terms of the plan, the ordinary shares may be purchased at a discount to the market value. Ordinary shares for which participants subscribe are held in trust by trustees, and ownership generally vests in the employee participant eight years from March 31 following purchase. The terms of the plan relating to the effect of a participant ceasing to be employed by the Fisher & Paykel group before the ordinary shares vest are substantially the same as the New Zealand employee share purchase plan. Dividends paid in respect of ordinary shares purchased under the scheme may be paid to the participant or applied in repayment of the loan, at the election of the trustees administering the plan.

     Employee Share Plans Following the Reorganization

     As part of the reorganization, Fisher & Paykel Healthcare has established and proposes to establish the following new share purchase plans for employees:


     2001 Employee Stock Purchase Plan (IRC sec. 423 Plan). On September 7, 2001, the board of directors of Fisher & Paykel Industries approved the establishment of the Employee Stock Purchase Plan. Under this plan, United States employees will have the opportunity to purchase our ordinary shares at a discount through the use of payroll deductions over specified periods of time. The plan is intended to comply with the requirements of and to provide participants with tax benefits pursuant to Section 423 of the Internal Revenue Code.


     The Employee Stock Purchase Plan will be administered by our board of directors. The board of directors may make rules and regulations and establish procedures for the administration of the employee stock purchase plan, as it deems appropriate.

     At the discretion of the board of directors, we expect to offer each eligible employee the opportunity to purchase our ordinary shares through regular payroll deductions using the employee's after tax pay. Under the employee stock purchase plan, the fair market value of the ordinary shares that may be purchased by any employee during the calendar year may not exceed $25,000.

     Participating employees will be able to purchase ordinary shares at a purchase price equal to the lesser of:

     - 85% of the fair market value of an ordinary share on the offering date; and

     - 85% of the fair market value of an ordinary share on the applicable purchase date.

     The right to purchase ordinary shares granted to a participant under the employee stock purchase plan is transferable only by will or the laws of descent and distribution, and is exercisable during the participant's lifetime only by the participant.


     2001 Universal Share Purchase Plans in New Zealand and Australia. The board of directors of Fisher & Paykel Industries also approved the establishment of share purchase plans for the employees of the healthcare business prior to this offering. The plans will be available to all employees in New Zealand and Australia. These plans will be substantially identical to the existing New Zealand employee share purchase plan and Australian employee share purchase plan, respectively.


RETIREMENT PLAN (STAFF SUPERANNUATION SCHEME)


     Employees of Fisher & Paykel Industries currently participate in the Fisher & Paykel Super Plan. This plan is a defined benefit superannuation scheme, meaning that the benefits and member contributions are determined by reference to formulae defined in the plan, and employers are required to contribute any additional amount required to fund the benefits. The plan is registered under the New Zealand Superannuation Schemes Act 1989. Based on actuarial assumptions, the plan's actuary has estimated that the plan has an excess of assets over the present value of accrued liabilities, known as an actuarial surplus. The plan has recently been amended to provide for a defined contribution option. Existing members may convert to this option, which will apply to all new members. The principal sponsoring company in the plan is Fisher & Paykel Limited which, following the reorganization, will be renamed Fisher & Paykel Appliances Limited. Following the reorganization, Fisher & Paykel Limited will continue to be the principal sponsoring company of the existing plan and employees of Fisher & Paykel Appliances and its subsidiaries will continue to participate in the plan.


     Within approximately three months of the reorganization we intend to establish a new defined contribution registered superannuation scheme to mirror the defined contribution option available under the existing Fisher & Paykel Super Plan. Fisher & Paykel Healthcare will be the principal sponsoring company in the new plan. Employees of Fisher & Paykel Healthcare who participate in the existing plan will be asked to transfer to the new plan. Those employees who choose to transfer will have their accrued benefits transferred to the new plan. A pro rata amount of any actuarial surplus of the existing plan will be transferred to our new plan and will be applied towards the payment of our contributions under our new plan. Those who do not choose to transfer will remain participants in the existing Fisher & Paykel Super Plan that, following the reorganization, will be sponsored by Fisher & Paykel Limited. Following the reorganization, employees of Fisher & Paykel Healthcare who do not choose to transfer to the new plan who converted to the defined contribution option will not be entitled to any further employer contributions. Employees of Fisher & Paykel Healthcare who did not convert to the defined contribution option will continue to be entitled to benefits under the existing Fisher & Paykel Super Plan. Fisher & Paykel Healthcare will be required to contribute to the Fisher & Paykel Super Plan in respect of these employees.


     Fisher & Paykel Australia Pty Limited has established a plan within the AMP Superannuation Savings Trust, a defined contribution master trust operated by AMP, for employees of our Australian subsidiaries. The plan will continue in its current form after the reorganization.

                           RELATED PARTY TRANSACTIONS

     The following discussion describes transactions and agreements since April 1, 1998 through the date of this prospectus between Fisher & Paykel Industries or any member of its consolidated group and the directors, senior management and shareholders of Fisher & Paykel Industries that own more than 10% of the outstanding ordinary shares of Fisher & Paykel Industries and, in each case, the companies with whom they are affiliated. The discussion also describes transactions between Fisher & Paykel Industries or any member of its consolidated group and companies in which the consolidated group owns a 10% or greater equity interest.

RELATED PARTY TRANSACTIONS PRIOR TO THE REORGANIZATION

     Fisher & Paykel Industries holds approximately 49% of the outstanding shares of Hill & Stewart Appliances Limited, a privately held appliance retailer which sells appliances, including appliances manufactured by the appliances business of Fisher & Paykel Industries, throughout New Zealand. In addition, in connection with the investment:

     - a subsidiary of Fisher & Paykel Industries, Fisher & Paykel Limited, loaned an associated trust, The Employee Number 2 Trust, approximately NZ$270,000, without interest, for the purposes of it purchasing approximately 27% of the outstanding shares of Hill & Stewart, which are subject to a voting direction held by Fisher & Paykel Industries; and

     - Fisher & Paykel Finance Limited, a subsidiary of Fisher & Paykel Industries, loaned Hill & Stewart NZ$9.3 million, bearing interest at the rate of 8.5% per annum, for the purposes of funding Hill & Stewart's normal working capital requirements.

     As of March 31, 2001, the amounts outstanding under the loans to The Employee Number 2 Trust and Hill & Stewart were NZ$270,000 and NZ$9.3 million, respectively. See note 23 to "Consolidated Financial Statements of Fisher & Paykel Industries Limited" included in Appendix A to this prospectus for more information about the investment.


     A subsidiary of Fisher & Paykel Industries, Lifestyle Finance Limited, has made NZ dollar loans to executive directors and senior management of Fisher & Paykel Industries. Following the reorganization, Lifestyle Finance Limited will become a subsidiary of Fisher & Paykel Appliances. The following table sets forth for each loan the recipient and the original principal amount in NZ dollars and in U.S. dollars, based on an exchange rate of NZ$1.00 = US$0.4425, the noon buying rate in New York City for cable transfers in effect on August 31, 2001. As of August 31, 2001, no portion of any of these loans had been repaid.



                                                                           ORIGINAL
NAME                                                                   PRINCIPAL AMOUNT
----                                                          -----------------------------------
                                                              (IN NZ DOLLARS)   (IN U.S. DOLLARS)
W. Lindsay Gillanders.......................................     $ 25,000            $11,063
David B. Henry..............................................       25,000             11,063
Gary A. Paykel..............................................       25,000             11,063
J. Julian A. Williams.......................................       25,000             11,063
Richard D. Blundell.........................................       10,000              4,425
John H. Bongard.............................................       10,000              4,425
Malcolm Clark...............................................       25,000             11,063
Alastair A. Macfarlane......................................       25,000             11,063
                                                                 --------            -------
          Total.............................................     $170,000            $75,228
                                                                 ========            =======


     These loans are repayable in full upon the recipient ceasing to be employed by the Fisher & Paykel group. Interest on each loan is payable at a rate of 2.5% per annum.

RELATED PARTY TRANSACTIONS FOLLOWING THE REORGANIZATION

     In connection with the reorganization, on August 23, 2001 we entered into a separation arrangement agreement with Fisher & Paykel Appliances, which will own slightly less than 20% of our ordinary shares following the reorganization and this offering. The separation arrangement agreement provides, among other things, that:

     - any asset or liability held by us after the effective date of the reorganization that is properly attributable to the appliances or finance businesses, other than the borrowings we agreed to assume as part of the reorganization or any asset or liability held by Fisher & Paykel Appliances or its subsidiaries that is properly attributable to the healthcare business, is to be transferred and assigned or novated to Fisher & Paykel Appliances or us, as the case may be. Until the transfer and assignment or novation occurs, the asset or liability is to be held on behalf of, and with the appropriate accountability to and indemnification from, Fisher & Paykel Appliances or us, as appropriate;

     - assets or liabilities for which no proper attribution can be determined will be attributed to each of Fisher & Paykel Appliances and us pro rata, in proportion to the respective values attributed to Fisher & Paykel Appliances and us as of the date of the separation arrangement agreement, unless we each agree to a different allocation;

     - we and Fisher & Paykel Appliances have agreed to ongoing sharing and co-operation arrangements concerning matters including the use of the name "Fisher & Paykel," land owned by us to which Fisher & Paykel Appliances requires limited access, joint procurement, including product liability insurance arrangements, the sharing of technological developments in prescribed circumstances, the use of the domain names "fisherpaykel.com" and "fisher&paykel.com," our continuing to administer loans under existing employee share schemes, two patents owned by Fisher & Paykel Appliances that we may use in our business, the retention of records and access to corporate information;

     - we and Fisher & Paykel Appliances will use our best endeavors to distinguish our respective businesses from each other; and

     - we will indemnify Fisher & Paykel Appliances and its subsidiaries for all losses, damages, liabilities, claims, costs and expenses that may be incurred by it and any of its subsidiaries after the effective date of the reorganization relating to the healthcare business as carried on by Fisher & Paykel Industries prior to the effective date of the reorganization and by us after the effective date of the reorganization, and Fisher & Paykel Appliances will similarly indemnify us and our subsidiaries in relation to the operation of the appliances and finance businesses.

     After the reorganization, any claims made against us that are properly attributable, in accordance with the separation arrangement agreement, to either the appliances or finance business would require us to exercise our rights under the separation arrangement agreement to obtain payment or indemnification from Fisher & Paykel Appliances. We are exposed to the risk that, in these circumstances, Fisher & Paykel Appliances cannot, or will not, make the required payment or indemnify us. If this were to occur, our business could be harmed. See the sections entitled "Risk Factors -- Risks Related to the Reorganization" and "The Reorganization" in this prospectus.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth information regarding the beneficial ownership of the ordinary shares of Fisher & Paykel Industries as of August 31, 2001, and as adjusted to reflect the reorganization and this offering, including the repurchase of 18.2 million ordinary shares and the sale of 17.6 million ordinary shares, in the form of ADSs, by the selling shareholder, by:



     - each person known by us to beneficially own 5% or more of the outstanding ordinary shares of Fisher & Paykel Industries as of August 31, 2001;


     -     the selling shareholder; and

     -     each of the directors and senior management of Fisher & Paykel
           Industries.


     All information with respect to beneficial ownership has been furnished to us by shareholders of Fisher & Paykel Industries. The percentage beneficial ownership for each shareholder prior to the offering is based on 118,111,137 ordinary shares outstanding as of August 31, 2001 and for each shareholder after the offering is based on 99,911,137 ordinary shares outstanding after the reorganization and this offering and assumes that the underwriters do not exercise their over-allotment option.



                                                                       BENEFICIAL OWNERSHIP
                                 BENEFICIAL OWNERSHIP    SHARES TO     AFTER REORGANIZATION
                                AS OF AUGUST 31, 2001     BE SOLD          AND OFFERING
                                ----------------------   ---------    -----------------------
BENEFICIAL OWNER                 NUMBER     PERCENTAGE     NUMBER       NUMBER     PERCENTAGE
----------------                ---------   ----------   ----------   ----------   ----------
AMP Asset Management New
  Zealand Limited.............  8,354,564      7.1               --    4,411,210       4.4
The Capital Group Companies,
  Inc.........................  6,385,469      5.4               --    3,371,528       3.4
SELLING SHAREHOLDER

Fisher & Paykel Appliances
  Holdings Limited............         --       --       17,600,000   19,948,457      19.9
DIRECTORS AND SENIOR MANAGEMENT
Antony G. Barclay.............      5,450        *               --        2,878         *
Richard D. Blundell(1)........    170,899        *               --       90,235         *
John H. Bongard...............     91,226        *               --       48,188         *
Malcolm Clark.................     92,055        *               --       48,605         *
Adrienne E. Clarke(2).........         --        *               --           --         *
Michael G. Daniell(2)(3)......     57,780        *               --       30,508         *
Nigel T. Evans(2)(4)..........  1,344,823      1.1               --      710,067       0.7
Norman M.T. Geary(5)..........      4,611        *               --        2,435         *
John W. Gilks(5)(6)...........  3,813,536      3.2               --    2,013,547       2.0
W. Lindsay Gillanders(7)......    724,341        *               --      382,452         *
Lewis G. Gradon...............     31,954        *               --       16,877         *
David B. Henry(5).............    163,051        *               --       86,090         *
Alastair A. Macfarlane........    106,846        *               --       56,415         *
Colin J. Maiden(8)............  3,805,567      3.2               --    2,009,339       2.0
Gary A. Paykel(9).............  1,490,804      1.3               --      787,145       0.8
Maurice Paykel(5)(10).........  2,634,891      2.5               --    1,391,222       1.4
Donald D. Rowlands(5).........    265,000        *               --      139,920         *
Paul N. Shearer...............     57,450        *               --       30,334         *
P. Michael Smith(2)...........         --        *               --           --         *
J. Julian A. Williams.........    419,478        *               --      221,484         *


------------
 * Owns less than one percent of the outstanding ordinary shares.

 (1) Includes 50,105 shares held jointly as a trustee of a family trust and 9,500 shares held by Blundell Holdings Limited. The shares of Blundell Holdings Limited are held by various trusts under which Mr. Blundell is a beneficiary.

 (2) Director to be appointed in connection with the reorganization.

 (3) Includes 6,500 shares held jointly by Mr. Daniell with his spouse.

 (4) Includes 1,341,823 shares held jointly as a trustee of the Woolf Fisher Charitable Trust. Mr. Evans disclaims beneficial ownership of those shares. Also includes 3,000 shares held jointly by Mr. Evans with his spouse.

 (5) Director to retire in connection with the reorganization.


 (6) Includes 3,785,000 shares held jointly as a trustee of the New Zealand Executive Share Purchase Plan. Mr. Gilks disclaims beneficial ownership of those shares.



 (7) Includes 573,200 shares held jointly as a trustee of the New Zealand Employee Share Purchase Plan. Mr. Gillanders disclaims beneficial ownership of those shares. Also includes 2,591 shares jointly held as a trustee of a family trust under which Mr. Gillanders is also a beneficiary.



 (8) Includes 3,785,000 shares held jointly as a trustee of the New Zealand Executive Share Purchase Plan. Sir Colin Maiden disclaims beneficial ownership of those shares. Also includes 15,567 shares jointly held as a trustee of a family trust under which Sir Colin Maiden is also a beneficiary. Also includes 5,000 shares held jointly by Sir Colin Maiden with his spouse.



 (9) Includes 573,200 shares held jointly as a trustee of the New Zealand Employee Share Purchase Plan and 62,591 shares held jointly as a trustee of various family trusts. Mr. Paykel disclaims beneficial ownership of those shares. Also includes 704,563 shares jointly held as a trustee of a family trust under which Mr. Paykel is also beneficiary.


(10) Includes (i) 74,742 shares held jointly as a trustee of the Maurice Paykel Charitable Trust, (ii) 1,341,823 shares held jointly as a trustee of the Woolf Fisher Charitable Trust, and (iii) 765,342 shares held jointly as a trustee of various family trusts under which Mr. Paykel is not a beneficiary. Mr. Paykel disclaims beneficial ownership of those shares.

     From January 1, 1998 through September 1999, AMP Asset Management New Zealand Limited sold an aggregate of 3,449,898 ordinary shares of Fisher & Paykel Industries. From September 10, 1998 through August 16, 1999, it purchased an aggregate of 1,202,278 ordinary shares and from August 17, 1999 through September 6, 2000, it sold an aggregate of 1,225,710 ordinary shares.


     As of September 17, 1999, The Capital Group Companies, Inc. had purchased an aggregate of 5,974,871 ordinary shares. From September 17, 1999 through January 24, 2000, it purchased an aggregate of 1,665,129 ordinary shares of Fisher & Paykel Industries and from January 24, 2000 through October 30, 2000, it purchased an aggregate of 1,394,050 ordinary shares. From October 30, 2000 through June 21, 2001 it sold an aggregate of 1,232,681 ordinary shares and from June 21,2001 through July 30, 2001 it sold an aggregate of 1,415,900 ordinary shares.



     Each of our principal shareholders has the same voting rights as the other holders of our ordinary shares. As of August 31, 2001, there were 28 record holders of the ordinary shares of Fisher & Paykel Industries in the U.S., holding in the aggregate less than 1% of the outstanding ordinary shares.


     Fisher & Paykel Appliances Holdings Limited, the selling shareholder, has its principal executive offices at 78 Springs Road, East Tamaki, Auckland, New Zealand. Fisher & Paykel Appliances is a wholly-owned subsidiary of Fisher & Paykel Industries and, following the reorganization, will be owned by Fisher & Paykel Industries' existing shareholders.

                          DESCRIPTION OF SHARE CAPITAL

     The following description is a summary of information concerning our ordinary shares and the material provisions of our constitution, the New Zealand Companies Act 1993, the listing rules of the New Zealand Stock Exchange, or the NZSE, and the New Zealand Takeovers Code that will affect us after giving effect to the reorganization and this offering. This summary contains only that information we consider to be most important to your decision to invest in the ADSs. You should read our constitution which is filed as an exhibit to the registration statement that includes this prospectus for a more complete description of these matters. See "Where You Can Find More Information" for information on how to obtain a copy of our constitution.

GENERAL


     Fisher & Paykel Industries had 118,111,137 ordinary shares outstanding as of August 31, 2001. Upon completion of the reorganization and this offering, we will have 99,911,137 shares outstanding. New Zealand law does not recognize the concept of nominal value or par value, nor does it permit us to have authorized but unissued share capital.


     In January 2000, Fisher & Paykel Industries issued a total of 561,900 shares to the trustees of each of the New Zealand and Australia employee share purchase schemes for an aggregate purchase price of NZ$2,882,547, which was loaned to the trustees by Fisher & Paykel Industries. To the extent these shares have been allocated to employees, Fisher & Paykel Industries has made loans to the employees to fund the subscription price of the shares. See "Management--Employee Share Purchase Plans." 990,429 shares were issued to Fisher & Paykel Industries' shareholders in lieu of a cash dividend in December 1997. Also in December 1997, 1,674,602 shares were issued to the trustees of the executive share purchase plan for an aggregate purchase price of NZ$5,827,615, which was loaned to the trustees by Fisher & Paykel Industries. To the extent these shares have been allocated to employees, Fisher & Paykel Industries has made loans to the employees to fund the subscription price of the shares. See "Management--Employee Share Purchase Plans." An earlier issuance of 1,152,889 shares, in August 1997, was made for the benefit of Fisher & Paykel Industries' shareholders in lieu of the final dividend for the fiscal year ended March 31, 1997.

CONSTITUTION

     Our organizational document is our constitution. Our constitution, in conjunction with the Companies Act 1993 and the NZSE listing rules, governs our administration and operation, including the method of appointment, powers and duties of directors, the rights and obligations of shareholders and other procedural matters such as the convening and conduct of shareholder meetings, the issue of new shares and the transfer of existing shares.

     Fisher & Paykel Industries is a company with limited liability, meaning that each shareholder's liability to third parties for its debts is equal to the amount, if any, unpaid on the shares held by that shareholder.

     For so long as we are listed on the NZSE, we must comply with the NZSE listing rules as in effect from time to time, subject to any exemption or waiver granted by the NZSE. If we fail to comply with the NZSE listing rules, we may be delisted or be subject to enforcement action by the NZSE or by our shareholders. We may obtain NZSE waivers authorizing any act or omission which would otherwise contravene the NZSE listing rules, except in instances where our constitution provides otherwise.

SHAREHOLDER MEETINGS

     We are required to hold an annual meeting of our shareholders in each calendar year not later than six months after our fiscal year end, which is March 31, and within 15 months of the date of the preceding annual meeting. We are required to send a notice of annual meeting to our shareholders at least 10 business days before the meeting, and a copy of our annual report at least 20 business days before the meeting. Our annual report must include information required by the Companies Act 1993 and the NZSE listing rules, including our statutory consolidated financial statements and a report by our board on any changes in our business which would have a material impact on the state of affairs of us and our subsidiaries as a group.

     Our board may convene a special meeting of shareholders at any time. Our board must convene a special meeting of shareholders upon receipt of a written request from shareholders who hold shares representing not less than 5% of the voting rights entitled to be exercised in respect of the matter for which the meeting is called. We are required to send a notice of a special meeting to our shareholders at least 10 business days before the meeting.

     The quorum for a meeting of shareholders is six or more shareholders present in person or by proxy, attorney or representative. The quorum for an interest group meeting is members of the interest group holding 5% or more of the total number of securities held by all members of that group having the right to vote at the meeting. An "interest group" is a group of shareholders, who may hold securities of the same or different classes, whose affected rights are identical and whose rights are affected by an action or proposal in the same way.

     If a quorum is not present within 30 minutes of the time appointed for the meeting, the meeting, if called at the request of shareholders, is dissolved, or, if called at the request of the board, is adjourned to the same time and place in the next week or any other date, time and place chosen by the directors. If in any adjourned meeting a quorum is not present within 30 minutes of the time appointed for the meeting, those shareholders present will constitute a quorum.

VOTING RIGHTS

     At shareholder meetings, each shareholder may vote on resolutions by a show of hands or, at the chairperson's discretion, by voice, unless a poll is duly demanded. Each shareholder who is present in person or by proxy, attorney or representative has one vote on a show of hands and one vote for each fully paid share held on a poll. A poll may be called by:

     -     the chairperson of the meeting;

     -     not less than five shareholders entitled to vote at the meeting;

     - one or more shareholders having the right to exercise not less than 10% of the total votes entitled to be exercised on the business to be transacted at the meeting; and

     - one or more shareholders holding shares conferring the right to vote at the meeting which are paid up to an aggregate amount of not less than 10% of the total amount paid up on all shares conferring the right to vote at the meeting.

     Under the deposit agreement, the chairperson of a shareholders' meeting is required to call a poll upon the request of the depositary for the ADRs. The depositary has agreed, for the benefit of the ADR holders, to request that a poll be called on all resolutions other than those dealing with procedural or administrative matters. However, we cannot assure you that the depositary will be able to enforce its right to call a poll, either directly or through a request to the chairperson of the meeting, if the depositary represents holders of ADRs with the right to exercise less than 10% of the total votes entitled to be exercised on the business to be transacted at the meeting.

     Under the Companies Act, the affirmative vote of shareholders holding not less than a majority of the votes entitled to vote and voting is required to approve an ordinary resolution and the affirmative vote of not less than 75% of the votes entitled to vote and voting is required to approve a special resolution. The election and removal of directors, some issuances of new shares, the appointment of auditors and other general matters must be approved by ordinary resolution. Amendments to our constitution, any transaction involving us acquiring or disposing of assets or incurring liabilities, the value of which is more than half the value of our assets prior to the transaction, our amalgamation with another company outside our group and our voluntary liquidation must be approved by special resolution.

     The NZSE listing rules may prohibit a shareholder from voting in favor of resolutions regarding non-pro rata issues of shares to, or buybacks of shares from, or transactions with or benefiting, the shareholder or an associated person of that shareholder. They also may prohibit a shareholder who is a director or associated person of a company in the Fisher & Paykel group from voting in circumstances where they may receive greater benefit than other shareholders if the resolution is approved.

CAPITAL INCREASES

     Our constitution and the NZSE listing rules limit the issuance of new shares. Our board may issue additional shares with shareholder approval by ordinary resolution of each class of securities whose rights could be affected by the new issuance. Our board may also issue new shares without shareholder approval:

     - to existing shareholders in proportion to the number of shares already held by them;

     - to unrelated parties, provided the number of shares issued does not exceed in any 12 month period 10% of the total number of securities of the relevant class outstanding; and

     - to employees who are not directors or their associates, provided the number of shares issued does not exceed in any 12 month period 2%, or in any 5 year period 5%, of the total number of securities of the relevant class outstanding.

     Before issuing any shares the board must resolve that in its opinion the terms of the issuance are fair and reasonable to us and to all existing shareholders. If we issue shares other than for cash, the board must resolve that in its opinion the cash value of the consideration provided is not less than the amount to be credited for the issue of the shares.

DISTRIBUTIONS AND DIVIDENDS

     Under the Companies Act, a "distribution" is any money or property, other than our own shares, that is directly or indirectly transferred to or for the benefit of a shareholder, or a debt that is incurred by us to or for the benefit of a shareholder, in each case in relation to shares held by the shareholder. The term "distribution" includes a dividend.

     Our board may authorize distributions to shareholders from time to time provided it is satisfied on reasonable grounds that we will immediately after the distribution be able to pay our debts as they become due in the normal course of business, and the value of our assets is greater than the value of our liabilities, including any contingent liabilities. Under New Zealand law, this is known as the solvency test. We are not required to obtain shareholder approval for the declaration or payment of any distribution.

     Our board may not differentiate between shareholders in a class in respect of the payment or amount of a dividend unless it reflects differing liabilities of those shareholders to us or the distribution is a supplementary dividend to non-resident shareholders who qualify for the supplementary dividend provided for under the New Zealand Income Tax Act 1994. We will calculate the amount of any supplementary dividend in accordance with the applicable provisions of the Income Tax Act 1994.

     Only shareholders who are included on our share register on the record date set by our board for the relevant distribution will be eligible to receive that distribution.

     Under our constitution, we may invest unclaimed distributions for our benefit. Title to unclaimed distributions passes to us after five years, although any shareholder presenting proper evidence of entitlement to a forfeited distribution may have the forfeiture annulled at any time provided we pass the solvency test.

     See "Dividend Policy" for a discussion of the circumstances under which we expect to pay dividends.

ALTERATION OF RIGHTS

     We are not permitted to take any action that affects the rights attached to quoted equity securities unless that action has been approved by a special resolution of each affected interest group, except as expressly described in our constitution. The issuance of shares that conforms to the procedures described in our constitution does not constitute a modification of the rights of our shareholders.

LIQUIDATION RIGHTS

     If we are liquidated, our assets will first be applied to satisfy our liabilities. After payment of liabilities, and after provision for any shares having a preference on liquidation, each shareholder will receive a portion of the remaining assets in proportion to the number of shares held by it, and the amount paid up on any shares that are not fully paid-up on issuance.

TAKEOVER PROVISIONS

     The New Zealand Takeovers Code, which came into force on July 1, 2001, applies to us. The Code prevents a person from increasing percentage voting rights in a company to which the Code applies above a 20% threshold unless that increase occurs in one of several permitted ways, called "compliance options." The effect of the Code is that:

     - a person who holds or controls less than 20% of the voting rights in a company to which the Code applies may not, except through a compliance option, become the holder or controller of more than 20% of the voting rights; and

     - a person who already holds or controls 20% or more of the voting rights in a company to which the Code applies may not, except through a compliance option, become the holder or controller of an increased percentage of the voting rights.

     A person who holds or controls 90% or more of the voting rights in a company to which the Code applies may increase their holding without restriction in accordance with the provisions of the Code. Compliance options by which a person may otherwise increase their holdings include:

     - an offer for all the voting securities of the target company, extended to all holders of equity securities, whether voting or non-voting;

     - a partial offer extended to all holders of voting securities in the target company for a specific percentage of each holder's securities which will result in the person holding more than 50% of the voting rights;

     - a specific purchase or issue of equity securities approved by the shareholders of the target company in a shareholders meeting where interested parties cannot vote on the resolution to approve the purchase or issue; and

     - where a person holds or controls more than 50% but less than 90% of the voting rights in the target company, an increase in their holding by up to 5% of the total voting rights in the target company in any twelve month period.

     An offer must be made on the same terms and offer the same consideration for all securities in a class and contain the information prescribed by the Code. Where a person holds or controls less than 50% of the voting rights in the target company, the offer must be conditional on the person obtaining acceptances which will bring the person's total holding to more than 50%.

LIMITATION ON FOREIGN OWNERSHIP

     Any person or entity not a New Zealand citizen and not ordinarily a resident of or not incorporated in New Zealand, or owned 25% or more by a non-New Zealand person or entity, must comply with New Zealand's Overseas Investment Regulations. Under these regulations, an overseas person must obtain the consent of the Overseas Investment Commission if that person's holding would beneficially entitle that person to an interest in 25% or more of our ordinary shares or the ability to appoint 25% or more of our directors. These restrictions apply to nominees of our shareholders as well.

     In addition, under New Zealand law, persons who hold a relevant interest in 5% or more of our voting securities, whether or not a resident of New Zealand, must notify, and report subsequent changes in, their interests in writing to us and to the NZSE.

TRANSFER OF SHARES

     Shares are transferred when we or our share registrar enters the name of the transferee on our share register. Our board may refuse or delay registration of a transfer if:

     - the transfer is not accompanied by documentation establishing entitlement to the transfer;

     - registration of the transfer would result in the proposed transferee holding less than the minimum holding set by the NZSE; or

     -     we have a lien on the shares to be transferred.

     We may sell shares held by a holder with less than the minimum holding set by the NZSE after giving not less than three months written notice to the shareholder. We pay the proceeds from the sale to the shareholder after we have deducted reasonable sale expenses and the amount of any unpaid calls on the shares.


     American Depositary Shares are transferred in accordance with the terms of the deposit agreement. See "Description of the American Depositary
Shares -- Deposit, Withdrawal and Cancellation" for a description of the terms relating to a transfer of ADSs.


     The share registrar for our shares is Computershare Registry Services Limited, Private Bag 92119, Auckland, 1020, New Zealand.

MINORITY BUY-OUT RIGHTS

     If shareholders by special resolution approve proposals pursuant to which we may take action that affects the rights attaching to shares, any shareholder which casts all of its votes against the resolution is entitled to require us to purchase, or arrange to have a third party purchase, those shares for a fair and reasonable price. We will initially determine the price at which shares will be purchased. If the shareholder objects, the price will be determined by arbitration. In limited circumstances, we may be able to obtain a court order exempting us from the requirement to purchase the shares.

COMPULSORY ACQUISITION

     Under the Takeovers Code, a person or group of persons acting in concert, called a "dominant owner" under the Code, who holds or controls 90% or more of the voting rights of a company has the right to acquire all of the voting rights not already held by the dominant owner, and holders of these voting rights have the right to sell to the dominant owner. The price at which the dominant owner acquires these voting rights will either be the price paid by the dominant owner for the voting rights previously purchased under an offer prescribed by the Code and which resulted in the dominant owner holding 90% or more of the voting rights, or a price certified as fair and reasonable by an independent expert.

FINANCIAL ASSISTANCE

     We may from time to time provide financial assistance to third parties in connection with their purchase of our ordinary shares. We may provide financial assistance in the form of loans, guarantees or the provision of security. In most cases, this financial assistance must be approved by an ordinary resolution of shareholders and is also subject to the requirements of the Companies Act, including us passing the solvency test, and the NZSE listing rules. See "Management -- Employee Share Purchase Plans."

                  DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

AMERICAN DEPOSITARY RECEIPTS


     Morgan Guaranty Trust Company of New York, as depositary, will issue the ADSs which you will be entitled to receive in the offering. Each ADS will represent an ownership interest in four ordinary shares which we will deposit with Westpac Banking Corporation, the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but not distributed by it directly to you. Your ADSs will be evidenced by what are known as American depositary receipts, or ADRs.


     The depositary's office is located at 60 Wall Street, New York, NY 10260.

     You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of your broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

     Because the depositary's nominee will actually be the registered owner of the ordinary shares, you must rely on it to exercise the rights of an ordinary shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

     The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the Commission's Public Reference Room which is located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-732-0330.

SHARE DIVIDENDS AND OTHER DISTRIBUTIONS

     How will I receive dividends and other distributions on the ordinary shares underlying my ADSs?

     We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends it or the custodian receives on ordinary shares. It has also agreed to pay you any other distribution it or the custodian receives on ordinary shares or other deposited securities, after deducting its expenses. You will receive these distributions in proportion to the number of underlying ordinary shares that your ADSs represent.

     Except as stated below, to the extent the depositary is legally permitted it will deliver any distributions to ADR holders in proportion to their interests in the following manner:

     Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof, to the extent applicable, on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) the distribution being impermissible or impracticable with respect to certain registered holders, and (iii) deduction of the depositary's expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that conversion may be made on a reasonable basis,
(2) transferring foreign currency or U.S. dollars to the United States by any means as the depositary may determine to the extent that it determines that the transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for the conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

     Ordinary shares. In the case of a distribution in ordinary shares, the depositary will issue additional ADRs to evidence the number of ADSs representing those ordinary shares. Only whole ADSs will be issued. Any ordinary shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADR holders entitled to the ordinary shares.

     Rights to receive additional ordinary shares. In the case of a distribution of rights to subscribe for additional ordinary shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute the rights, the depositary may arrange for ADR holders to instruct the depositary as to the exercise of the rights. However, if we do not furnish satisfactory evidence or if the depositary determines it is not practical to distribute such rights, the depositary may:

     - sell the rights if practicable and distribute the net proceeds as cash; or

     - allow the rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

     Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute the securities or property in any manner it deems equitable and practicable, (ii) to the extent the depositary deems distribution of the securities or property not to be equitable and practicable, sell the securities or property and distribute any net proceeds in the same way it distributes cash, or (iii) hold the distributed property in which case the ADSs will also represent the distributed property.

     Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest and added to future cash distributions.

     The depositary may choose any practical method of distribution for any specific ADR holder, including the distribution of foreign currency, securities or property, or it may retain foreign currency, securities or property, without paying interest on or investing them, on behalf of the ADR holder as deposited securities.

     The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

     We cannot assure you that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, ordinary shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

DEPOSIT, WITHDRAWAL AND CANCELLATION

     How does the depositary issue ADSs?

     The depositary will issue ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. In the case of the ADSs to be sold by Fisher & Paykel Appliances under this prospectus, we will arrange with the underwriters named herein to deposit the underlying ordinary shares.

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

     Ordinary shares deposited in the future with the custodian must be accompanied by certain documents, including instruments showing that the ordinary shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

     The custodian will hold all deposited ordinary shares (including those being deposited by us or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the ordinary shares and only have the rights contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited ordinary shares. The deposited ordinary shares and any such additional items are referred to as "deposited securities."

     Upon each deposit of ordinary shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name of the person entitled to the ADSs evidencing the number of ADSs to which that person is entitled. Certificated ADRs will be delivered at the depositary's principal New York office or any other location that it may designate as its transfer office.

     How do ADR holders cancel an ADS and obtain deposited securities?

     When you turn in your ADS at the depositary's office, the depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the underlying ordinary shares at the custodian's office. At your risk, expense and request, the depositary may deliver deposited securities at any other place as you may request.

     The depositary may only restrict the withdrawal of deposited securities in connection with:

     - temporary delays caused by closing our transfer books or those of the depositary or the deposit of ordinary shares in connection with voting at a shareholders' meeting, or the payment of dividends;

     -     the payment of fees, taxes and similar charges; or

     - compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

     This right of withdrawal may not be limited by any other provision of the deposit agreement.

VOTING RIGHTS

     How do I vote?

     If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the ordinary shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights for the ordinary shares which underlie your ADSs. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying ordinary shares or other deposited securities, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. Under the deposit agreement, the chairperson of a shareholders' meeting is required to call a poll upon the request of the depositary for the ADRs. The depositary has agreed, for the benefit of the ADR holders, to request that a poll be called on all resolutions other than those dealing with procedural or administrative matters. However, we cannot assure you that the depositary

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

will be able to enforce its right to call a poll, either directly or through a request to the chairperson of the meeting, if the depositary represents holders of ADRs with the right to exercise less than 10% of the total votes entitled to be exercised on the business to be transacted at the meeting. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

     There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

RECORD DATES

     The depositary may fix record dates for the determination of the ADR holders who will be entitled:

     -     to receive a dividend, distribution or rights, or

     - to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities,

all subject to the provisions of the deposit agreement.

REPORTS AND OTHER COMMUNICATIONS

     Will I be able to view the company's reports?


     The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.


     Additionally, if we make any written communications generally available to holders of our ordinary shares, including the depositary or the custodian, and the depositary or the custodian actually receive those written communications, the depositary will mail copies of them, or, at its option, summaries of them to ADR holders.

FEES AND EXPENSES

     What fees and expenses will I be responsible for paying?

     Except in connection with the initial issuance of ADSs in the offering, ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of ordinary shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

     The following additional charges will be incurred by the ADR holders, by any party depositing or withdrawing ordinary shares or by any party surrendering ADRs or to whom ADRs are issued, including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs, whichever is applicable:

     - to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of $1.50 per ADR or ADRs for transfers of certificated ADRs made;

     -     stock transfer or other taxes and other governmental charges;

     - cable, telex and facsimile transmission and delivery charges incurred at your request;

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

     - transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

     - expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

     - fees and expenses incurred by the depositary in delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation.

     We will pay all other charges and expenses of the depositary and any agent of the depositary, except the custodian, pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

PAYMENT OF TAXES

     ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount of the tax or charge from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities, except under limited circumstances mandated by securities regulations. If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay the taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

RECLASSIFICATIONS, RECAPITALIZATIONS AND MERGERS

     If we take certain actions that affect the deposited securities, including
(i) any split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

     -     amend the form of ADR;

     -     distribute additional or amended ADRs;

     - distribute cash, securities or other property it has received in connection with such actions;

     - sell any securities or property received and distribute the proceeds as cash; or

     -     none of the above.

     If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in that property.

AMENDMENT AND TERMINATION

     How may the deposit agreement be amended?

     We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges, other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or affects any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, that ADR holder is deemed to agree to the amendment. Notwithstanding the foregoing, an amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation.



     No amendment will impair your right to surrender your ADSs and receive the underlying securities. If a governmental body adopts new laws or rules which require the deposit agreement or the ADSs to be amended, we and the depositary may make the necessary amendments, which could take effect before you receive notice of the amendments.


     How may the deposit agreement be terminated?


     The depositary may terminate the deposit agreement by giving the ADR holders at least sixty days prior notice, and it must do so at our request. The deposit agreement will be terminated on the removal of the depositary for any reason. After termination, the depositary's only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of the sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making this sale, the depositary shall have no obligations except to account for the proceeds of the sale and other cash. The depositary will not be required to invest the proceeds or pay interest on them.



LIMITATIONS ON OBLIGATIONS AND LIABILITY TO ADR HOLDERS


     Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

     The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any agent will be liable if:

     - any law, regulation, the provisions of or governing any deposited securities, act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by it;

     - it exercises or fails to exercise discretion under the deposit agreement or the ADR;

     -     it performs its obligations without gross negligence or bad faith;

     - it takes any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

     - it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.


     Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents will only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense, including fees and disbursements of counsel, is furnished as often as we require.


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

     The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote.

     The depositary may own and deal in deposited securities and in ADSs.

DISCLOSURE OF INTEREST IN ADSS

     From time to time we may request you and other holders and beneficial owners of ADSs to provide information as to:

     - the capacity in which you and other holders and beneficial owners own or owned ADSs;


     - the identity of any other persons then or previously interested in your ADSs; and



     -     the nature of that interest and various other matters.



     You agree to provide any information requested by us or the depositary pursuant to the deposit agreement. The depositary has agreed to use reasonable efforts to comply with written instructions received from us requesting that it forward any requests for information to you and other holders and beneficial owners and to forward to us any responses to these requests to the extent permitted by applicable law.


REQUIREMENTS FOR DEPOSITARY ACTIONS

     We, the depositary or the custodian may refuse to

     -     issue, register or transfer an ADR or ADRs;

     -     effect a split-up or combination of ADRs;

     -     deliver distributions on any ADRs; or

     - permit the withdrawal of deposited securities, unless the deposit agreement provides otherwise, until the following conditions have been met:

        - the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

        - the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

        - the holder has complied with any regulations the depositary may establish under the deposit agreement.


     The depositary may also suspend the issuance of ADSs, the deposit of ordinary shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities, if the register for ADRs or any deposited securities is closed or if we or the depositary decide it is advisable to do so, unless the deposit agreement provides otherwise.


BOOKS OF DEPOSITARY


     The depositary or its agent will maintain a register for the registration, and the registration of transfer, combination and split-up, of ADRs. You may inspect these records at the depositary's office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement.


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

     The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

PRE-RELEASE OF ADSS

     The depositary may issue ADSs prior to the deposit with the custodian of ordinary shares or rights to receive ordinary shares. This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying ordinary shares or other ADSs are delivered to the depositary. The depositary may pre-release ADSs only if:

     - the depositary has received collateral for the full market value of the pre-released ADSs; and


     - each recipient of pre-released ADSs agrees in writing that he or she owns the underlying ordinary shares, assigns all rights in those ordinary shares to the depositary, holds the ordinary shares for the account of the depositary and will deliver the ordinary shares to the custodian as soon as practicable, and promptly if the depositary so demands.


In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time, excluding those evidenced by pre-released ADSs. However, the depositary may change or disregard this limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.



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

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of the reorganization and this offering, we will have outstanding 99,911,137 ordinary shares, including 17,600,000 ordinary shares represented by ADSs, assuming the underwriters do not exercise their over-allotment option. The 17,600,000 ordinary shares to be sold in the offering in the form of ADSs will be, and our remaining outstanding ordinary shares are, freely tradeable in the U.S. without restriction by persons other than our affiliates.

LOCK-UP AGREEMENTS

     We, the selling shareholder and our directors and continuing members of our senior management have agreed, subject to specified exceptions, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be reasonably expected to, result in the disposition of any of our ordinary shares or other securities convertible into or exchangeable or exercisable for our ordinary shares or derivatives of our ordinary shares owned by these persons prior to this offering or ordinary shares issuable upon exercise of options or warrants held by these persons for a period of 180 days after the date of the final prospectus relating to this offering without the prior written consent of Deutsche Banc Alex. Brown Inc. See "Underwriting."


     Although our ordinary shares will be listed on the New Zealand Stock Exchange and we have applied to have the ADSs quoted on the Nasdaq National Market and our ordinary shares listed on the Australian Stock Exchange, an active public market for the ordinary shares or ADSs may not develop or be sustained after the offering. The market price of Fisher & Paykel Healthcare ordinary shares may be lower than the market price of Fisher & Paykel Industries ordinary shares prior to the reorganization, and may not follow the past trading patterns of Fisher & Paykel Industries ordinary shares. After the offering, the market price of the ADSs may fluctuate significantly in response to a number of factors. Sales of substantial amounts of our ordinary shares or ADSs in the public market, or the perception that those sales could occur, may have an adverse effect on the market price for the ADSs.


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                                    TAXATION

UNITED STATES FEDERAL TAX CONSIDERATIONS


     The following discussion describes the principal U.S. federal income tax consequences with respect to the purchase, ownership and disposition of the ADSs. The discussion is addressed to beneficial owners of ordinary shares represented by ADSs who hold those ADSs as capital assets and are U.S. holders. By U.S. holders, we mean holders who are either:


     -     individual residents or citizens of the U.S.;

     - corporations or other entities taxable as a corporation for federal income tax purposes organized under the laws of the U.S. or any political subdivision thereof; or

     - trusts or estates that are not foreign trusts or estates for U.S. federal income tax purposes.

     The discussion of these U.S. federal income tax consequences represents the opinion of Debevoise & Plimpton. Prospective purchasers of ADSs who are U.S. holders should consult their own tax advisers with respect to the U.S. federal, state, local and foreign tax consequences of the purchase, ownership and disposition of ADSs that would apply in their particular tax situations.

     This discussion of U.S. federal income tax laws is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed Treasury regulations made under the Code and their judicial and administrative interpretations, as well as on the income tax treaty between the U.S. and New Zealand, which we refer to in this summary as the Treaty, all as in effect on the date of this prospectus and any of which may change, possibly retroactively. The discussion of U.S. federal income taxes is also partly based on representations of the depositary and on the assumption that the deposit agreement and any related agreement will be performed in accordance with their terms as well as on advice as to matters of New Zealand law, referred to below under "New Zealand Tax Considerations," received by Debevoise & Plimpton from our New Zealand counsel.

     This discussion does not consider the U.S. tax consequences to a person who is not a U.S. holder. This discussion does not address the laws of any state or locality within the U.S. or of any non-US government. It does not address the tax consequences to special classes of U.S. holders that are subject to special rules including, among others:

     -     dealers in securities;

     -     insurance companies;

     -     tax-exempt entities;

     -     financial institutions;

     -     traders in securities that elect to mark to market;

     -     persons liable for the alternative minimum tax;

     - persons owning, directly or indirectly, 10% or more of our voting equity shares;

     - persons that hold their ADSs as part of a straddle, hedging or conversion transaction; or

     -     persons whose functional currency is not the U.S. dollar.

     For purposes of the Code, U.S. holders will be treated as the owners of the ordinary shares represented by ADSs.

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

     Taxation of Dividends

     The amount of any distribution paid on an ADS will be a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Subject to the discussion under "Passive Foreign Investment Company Considerations," to the extent that a distribution exceeds our earnings and profits, it will be treated as a nontaxable return of capital to the extent of your basis in those ordinary shares and thereafter as a capital gain. Dividends paid by us generally will be treated as foreign source income and will not be eligible for the dividends received deduction allowed to corporate shareholders under the U.S. federal income tax law.


     The amount of any distribution will equal the fair market value in U.S. dollars of the NZ dollars paid as a distribution on the date received by Morgan Guaranty Trust Company of New York, as depositary for the ADSs, based on the spot exchange rate on such date. You will have a basis in any NZ dollars distributed, equal to the dollar value of NZ dollars received by the depositary for the ADSs. Any gain or loss recognized upon a subsequent disposition of NZ dollars will generally be U.S. source ordinary income or loss. If dividends paid in a foreign currency are converted into U.S. dollars the day the currency is received by the depositary, the U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of dividend income.


     To the extent that New Zealand withholding taxes deducted from dividend distributions made by us are effectively credited to us under the New Zealand Foreign Investor Tax Credit Regime (discussed below under "New Zealand Taxation -- Dividends"), the New Zealand withholding taxes will likely constitute a subsidy under the U.S. foreign tax credit regulations in which case the taxes would not be eligible to be claimed as a foreign tax credit for U.S. federal income tax purposes. To the extent, however, that such withholding taxes are not effectively credited to us (for example, because the underlying dividend is not paid with full imputation credits attached to it), such withholding taxes will be treated as a foreign tax that may, subject to complex limitations, be claimed as a foreign tax credit or as a deduction for U.S. federal income tax purposes. In such a case, the amount distributed will be deemed to include the related New Zealand withholding tax. Dividends, if any, distributed by us will generally be categorized as passive income or, in the case of some holders, as financial services income, for purposes of computing allowable foreign tax credits for U.S. tax purposes. The rules relating to the determination of the foreign tax credit are complex and you should consult your own tax advisors to determine whether and to what extent a credit would be available.

     Taxation of Capital Gains

     Subject to the discussion under "Passive Foreign Investment Company," gain or loss realized by you on the sale or other disposition of ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between your basis in the ADSs and the amount realized on the disposition. Capital gain may, if realized by an individual U.S. holder, be taxable at preferential rates depending on the holding period for the ADSs. Any gain or loss will generally be income from U.S. sources.

     Passive Foreign Investment Company Considerations

     We believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year, or for the foreseeable future. However, an actual determination of PFIC status is factual in nature and generally cannot be made until the close of the applicable taxable year. We will be a PFIC if either:

     - 75% or more of our gross income in a taxable year is passive income, which includes dividends, interest, royalties, rents, annuities, and some types of gains; or

     - the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%.

     If we were classified as a PFIC, you would be subject to certain adverse U.S. tax consequences, including the application of special rules to certain extraordinary distributions, possible characterization of gain with respect to the ADSs as ordinary and the possible imposition of an interest charge on taxes you would be deemed to have deferred.

     You are urged to consult your own tax advisor concerning the potential application of the PFIC rules to your ownership and disposition of the ADSs.

     United States Backup Withholding and Information Reporting

     Payments in respect of the ADSs may be subject to information reporting to the IRS and to a U.S. backup withholding tax. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. holder will provide such certification on Form W-9: Request for Taxpayer Identification Number and Certification.

NEW ZEALAND TAX CONSIDERATIONS

     The following discussion is for general information only. Each purchaser is strongly urged to consult with its own tax consultants to determine possible New Zealand tax consequences of a purchase of ADSs. For the purposes of this discussion, an "Eligible U.S. Holder" is a U.S. Holder that:

     -     is a resident of the U.S. for purposes of the Treaty;

     - does not maintain a permanent establishment or fixed base in New Zealand to which ADSs are attributable and through which the beneficial owner carries on or has carried on business or, in the case of an individual, performs or has performed independent personal services; and

     - who is not otherwise ineligible for benefits under the Treaty with respect to income and gain derived in connection with the ADSs.

     Dividends

     Pursuant to the Treaty, Eligible U.S. Holders will be subject to a maximum New Zealand withholding tax of 15% of the gross amount of all cash dividends that we pay.

     New Zealand operates a full "imputation system" of corporate taxation. Under the "imputation system," New Zealand tax that we pay gives rise to credits, known as imputation credits, which can be "attached" to our dividends and used by a shareholder which is treated as a resident for New Zealand tax purposes to offset that holder's New Zealand income tax liability on those dividends. An Eligible U.S. Holder and any non-New Zealand tax resident cannot directly credit these imputation credits against that holder's withholding tax liability. However, the financial impact of the New Zealand withholding tax on cash dividends can be reduced under New Zealand's foreign investor tax credit ("FITC") regime.

     Under the FITC regime, if we pay a dividend to non-New Zealand tax resident holders with imputation credits attached, then we can also pay an additional dividend referred to as a "supplementary" dividend. This is funded by a tax credit that we receive. The amount of the supplementary dividend is based on the proportion of imputation credits attached to dividends paid to non-New Zealand tax resident holders. While we must still pay the non-resident withholding tax, the FITC effectively reduces our income tax liability. Provided that the cash dividend has imputation credits attached at the maximum rate allowed, the overall effect is that a non-New Zealand tax resident holder generally receives an after New Zealand tax cash dividend equating to the amount that would have been received if the withholding tax had not been imposed. To the extent imputation credits are attached at less than the maximum rate allowed, the level of supplementary dividend is reduced and thus the level of cash dividend is reduced.

     Stock dividends, also known as "bonus issues" for New Zealand tax purposes, that we make will be categorized under New Zealand tax law as either taxable bonus issues or non-taxable bonus issues. Broadly, taxable bonus issues arise where we allow a shareholder to choose between the receipt of cash and the receipt of shares, where the shareholder takes the shares, or when we issue shares and elect to treat the issue as a taxable bonus issue. Taxable bonus issues are treated as non-cash dividends for New Zealand tax purposes. Taxable bonus issues, as well as most other non-cash dividends, made to an Eligible U.S. Holder or any other non-New Zealand tax resident holder are not subject to New Zealand withholding tax to the extent that imputation credits are attached at the maximum rate allowable. With respect to any unimputed portion of a taxable bonus issue, New Zealand withholding tax will be payable by us.

     Share repurchases and cancellations by us are subject to a regime which treats the repurchase or cancellation amount as a dividend to the extent that it exceeds the amount of our available subscribed capital. Available subscribed capital is essentially the amount paid to us in respect of the issue of shares, less amounts of subscribed capital already returned to shareholders. If the amount paid on cancellation or redemption is less than the amount of our available subscribed capital, the payment is generally not treated as a dividend. However, in cases where shares are repurchased or redeemed other than via a recognized exchange and specified "dividend substitution or threshold" tests are not met, the entire repurchase price will be treated as a dividend. Where we repurchase shares via a recognized exchange, generally amounts received by shareholders are not dividends in the shareholders' hands. However, to the extent the payments exceed the available subscribed capital and any imputation credits we have at that time, we are effectively taxed on that excess amount as if it were income to us.

     Capital Gains

     Although New Zealand does not have a capital gains tax as such, in some circumstances profits on share sales are taxable under New Zealand income tax rules. These circumstances are where the shares are acquired by a New Zealand tax resident holder for the purpose of resale, that holder is a dealer in shares or the profit or gain from the sale of the shares arises from any profit-making undertaking or scheme entered into by that holder.

     An Eligible U.S. Holder will not be taxed in New Zealand on gains arising in these circumstances by operation of the Treaty. Whether other non-New Zealand tax resident holders would be subject to tax on those gains will depend on whether the profits or gains would be considered sourced in New Zealand and the impact of any applicable double tax treaty that might apply.

     Other Tax Matters

     No stamp duty is payable in New Zealand on share transfers and no notice of such transfers need be given by a shareholder to New Zealand fiscal authorities. Goods and services tax payable under the Goods and Services Tax Act 1985 does not apply to share issues or transfers.

     New Zealand gift duty will apply in respect of any gift by any non-New Zealand tax resident holder of property situated in New Zealand if within any 12 month period the aggregate value of such gifts exceeds NZ$27,000. For this purpose, our ordinary shares are treated as property situated in New Zealand. Certain limited exemptions and relief exist. Gift duty applies at 5% on the excess amount of gifts over NZ$27,000 and rises on a graduated scale to a maximum rate of 25% on the excess amount of gifts over NZ$72,000.

     Imputation Credit Account

     Companies pay New Zealand tax on a provisional basis in three instalments at four monthly intervals during each income year. They may pay further tax or receive a refund of tax depending on their final tax liability determined in their tax return for that year. Imputation credits arising from payments of tax are recorded as credits in a memorandum account called an imputation credit account at the time the tax is paid. Credits from this account can be allocated to dividends paid by us. These can be utilized against the shareholder's tax liability on the dividends in accordance with various rules. For example, for non-New Zealand tax resident holders, the credits operate to fund a supplementary dividend as described above.

     Continuity of Ownership Requirement

     We must satisfy continuity of ownership requirements to retain our imputation credits. To this end, we must maintain 66% of our ownership on a continuous basis from the date we derive imputation credits, which is the date we pay a tax instalment, to the date we attach the imputation credits to dividends, which is the date of the payment of the dividend. Accordingly, imputation credits in our imputation credit account will be lost upon the occurrence of a more than 34% change in our ownership at any time between the derivation of those credits and the attaching of those credits to dividends.

     Ownership is measured by reference either to shareholders' voting interests or, in some circumstances, to both voting interests and the market value of interests held in a company. In some cases, an attribution rule can apply to treat all of our less-than-10% non-associated shareholders as a "single notional person." When this attribution rule applies, changes in the individual holding of these shareholders can be disregarded for calculating continuity of ownership.

     Following the closing of this offering, there will not be a significant balance in our imputation credit account.

                  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     We estimate the fees and expenses to be incurred in connection with the issuance and distribution of the ADSs in the offering, other than underwriting discounts and commissions, to be as follows:

                     FEES AND EXPENSES                          AMOUNT
                     -----------------                        ----------
Securities and Exchange Commission Registration Fee.........  $   24,035
NASD Filing Fee.............................................       8,600
NASDAQ Original Listing Fee.................................      65,000
Blue Sky Fees and Expenses..................................      10,000
Legal Fees and Expenses.....................................   2,000,000
Accounting Fees and Expenses................................   1,100,000
Printing and Engraving Costs................................     300,000
Miscellaneous Expenses......................................     300,000
                                                              ----------
          Total.............................................  $3,807,635
                                                              ==========

     These fees and expenses will be paid by Fisher & Paykel Appliances, the selling shareholder.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Banc Alex. Brown Inc., Banc of America Securities LLC and U.S. Bancorp Piper Jaffray Inc., have severally agreed to purchase from the selling shareholder the following respective number of ADSs at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters                                                  Number of ADSs
------------                                                  --------------
Deutsche Banc Alex. Brown Inc. .............................
Banc of America Securities LLC..............................
U.S. Bancorp Piper Jaffray Inc. ............................
                                                                 --------
          Total.............................................    4,400,000
                                                                 ========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the ADSs offered by this prospectus are subject to conditions precedent and that the underwriters will purchase all of the ADSs offered by this prospectus, other than those covered by the over-allotment option described below, if any of these ADSs are purchased.

     Fisher & Paykel Industries has been advised by the representatives of the underwriters that the underwriters propose to offer the ADSs to the public at the public offering price set forth on the cover of this prospectus and to
dealers at a price that represents a concession not in excess of $       per ADS
under the public offering price. The underwriters may allow, and these dealers
may re-allow, a concession of not more than $       per ADS to other dealers.
After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

     Fisher & Paykel Appliances has granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 660,000 additional ADSs, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the ADSs offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of ADSs as it was obligated to purchase pursuant to the underwriting agreement. Fisher & Paykel Appliances will be obligated, pursuant to the option, to sell these additional ADSs to the underwriters to the extent the option is exercised. If the underwriters exercise the option, we have agreed to issue and sell to Fisher & Paykel Appliances the number of ordinary shares represented by the additional ADSs it sells to the underwriters pursuant to the option. Under this agreement, we will be required to issue the ordinary shares to Fisher & Paykel Appliances at a price per share, payable in New Zealand dollars, equal to the per share equivalent of the public offering price of the ADSs less the underwriting discounts and commissions set forth on the cover page of this prospectus. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs described in this prospectus are being offered.

     The underwriting discounts and commissions per ADS are equal to the public offering price per ADS less the amount paid by the underwriters to Fisher & Paykel Appliances, as the selling shareholder, per ADS. The underwriting
discounts and commissions are      % of the public offering price. Fisher &
Paykel Appliances has agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                                 TOTAL FEES
                                                  -----------------------------------------
                                                  WITHOUT EXERCISE OF    WITH FULL EXERCISE
                                                    OVER-ALLOTMENT       OF OVER-ALLOTMENT
                                   FEE PER ADS          OPTION                 OPTION
                                   -----------    -------------------    ------------------
Discounts and commissions paid by
  Fisher & Paykel Appliances.....   $                  $                      $

     Fisher & Paykel Industries and Fisher & Paykel Appliances have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

     We, Fisher & Paykel Appliances, as the selling shareholder, and our directors and senior management have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any ADSs or any shares of our capital stock or other securities convertible into or exchangeable or exercisable for ADSs or shares of our capital stock or derivatives of our capital stock owned by these persons prior to this offering or ADSs or capital stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Banc Alex. Brown Inc. This consent may be given at any time without public notice. There are no agreements between the representatives and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     Fisher & Paykel Appliances is not selling the ADSs and we are not issuing ordinary shares in relation to the over-allotment option for the purpose of the person to whom the underwriters sell the ADSs selling or transferring the ADSs, or any ordinary shares underlying them, or granting, issuing or transferring interests in, or options or warrants over them, in Australia.

     By buying ADSs from the underwriters, each purchaser of ADSs will be deemed to represent that neither it nor any person on whose account the purchaser is acquiring ADSs or the ordinary shares underlying them is acquiring those ADSs or the ordinary shares underlying them for the purposes of resale in Australia. This representation is understood to be a statement of your present intention only and not an undertaking not to sell ADSs or the ordinary shares underlying them, particularly where your investment objectives or market conditions change.

     In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of the ADSs or our ordinary shares. Specifically, the underwriters may over-allot ADSs in connection with this offering, thus creating a short sales position in the ADSs for their own account. A short sales position results when an underwriter sells more ADSs than that underwriter is committed to purchase. A short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are sales made for an amount not greater than the underwriters' over-allotment option to purchase additional ADSs in the offering described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing ADSs or our ordinary shares in the open market. In determining the source of ADSs or our ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of the ADSs or ordinary shares available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters will have to close out any naked short position by purchasing ADSs or ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs or our ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     Accordingly, to cover these short sales positions or to stabilize the market price of the ADSs or our ordinary shares, the underwriters may bid for, and purchase, ADSs or our ordinary shares in the open market. These transactions may be effected on the Nasdaq National Market, the New Zealand Stock Exchange or otherwise. Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases ADSs distributed by that underwriter or dealer. Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of the ADSs may have the effect of raising or maintaining the market price of the ADSs or our ordinary shares or preventing or mitigating a decline in the market price of the ADSs or our ordinary shares. As a result, the price of the ADSs or our ordinary shares may be higher than the price that might otherwise exist in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

     Purchasers of ADSs sold outside the U.S. may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the price to investors set forth on the cover page of this prospectus.

     Prior to this offering, there has been no public market for the ADSs representing our ordinary shares. The historical trading price of Fisher & Paykel Industries' ordinary shares is not indicative of the future trading price of our ordinary shares which, following the reorganization and this offering, will represent an interest in only the healthcare business of Fisher & Paykel Industries. Consequently, the public offering price of the ADSs will be determined by negotiation among Fisher & Paykel Appliances, the selling shareholder, Fisher & Paykel Industries and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

     -     prevailing market conditions;

     -     our financial performance in recent periods;

     - the historical trading price of the ordinary shares of Fisher & Paykel Industries prior to the reorganization;

     -     the present stage of our development;

     - the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

     -     estimates of our business potential.

     A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.


     An affiliate of Deutsche Banc Alex. Brown Inc. is acting as our financial adviser in connection with the reorganization, for which it is receiving customary fees. In addition, some of the underwriters or their affiliates have provided investment services to us in the past and may do so in the future. They receive customary fees and commissions for these services.


     The address of Deutsche Banc Alex. Brown Inc., the lead underwriter, is One South Street, Baltimore, Maryland 21202.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for us by Debevoise & Plimpton and for the underwriters by Davis Polk & Wardwell. The validity of our ordinary shares under New Zealand law will be passed upon for us by Bell Gully.

                                    AUDITORS

     PricewaterhouseCoopers, or its predecessor entities, have been the auditors for Fisher & Paykel Industries since 1954. The address of the auditors is 23-29 Albert Street, Private Bag 92162, Auckland, New Zealand.

                                    EXPERTS

     The consolidated financial statements as of March 31, 2000 and 2001, and for each of the three years in the period ended March 31, 2001 included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      ENFORCEABILITY OF CIVIL LIABILITIES

     Fisher & Paykel Industries and the selling shareholder are organized under the laws of New Zealand. In addition, all members of our board, all of our senior management and some of the experts named in this prospectus and all members of the board of the selling shareholder are residents of countries other than the U.S. A substantial portion of our assets, the assets of these non-resident persons and the assets of the selling shareholder are located outside the U.S. As a result, it may not be possible for you to:

     -     effect service of process within the U.S. upon us or these persons;
           or

     - enforce against us or these persons in U.S. courts judgments obtained in U.S. courts predicated upon civil liability provisions of the federal securities laws of the U.S.

     There is doubt as to whether the courts of New Zealand would recognize jurisdiction of the U.S. courts in connection with judgments obtained in U.S. courts in actions against us, the selling shareholder or these directors and officers, as well as some of the experts named in this prospectus, and as to whether New Zealand courts would enforce judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal or state securities laws. There is also doubt as to whether New Zealand courts would admit original actions brought under the U.S. securities laws. In addition, some remedies available under the U.S. federal or state laws may not be admitted or enforced by New Zealand courts on the basis of being contrary to New Zealand's public policy. We cannot assure you that you will be able to enforce any judgment against us, the selling shareholder, members of our board or the selling shareholder's board, our senior management or some of the experts named in this prospectus, including judgments under the U.S. securities laws.

                      WHERE YOU CAN FIND MORE INFORMATION


     We have filed a registration statement on Form F-1 to register with the U.S. Securities and Exchange Commission the ordinary shares represented by the ADSs being offered by this prospectus. This prospectus is part of that registration statement. As allowed by the Commission's rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. A related registration statement on Form F-6 has also been filed with the Commission to register the ADSs. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that document for a complete statement of its provisions. You should read these registration statements for further information concerning the ADSs.


     After the offering, we will be subject to the information requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers, including annual reports on Form 20-F and other material information on Form 6-K. We also intend to file with the Commission quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. As a foreign private issuer, we are exempt from the rules prescribing the furnishing and content of proxy statements and relating to short swing profit reporting and liability.

     You may read and copy at prescribed rates any reports, statements and other information we file with the Commission at the Commission's public reference rooms located at:


     - Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; and



     -     500 West Madison Street, Suite 1400, Chicago, Illinois 60661.


     Please call 1-800-SEC-0330 for further information on the public reference rooms. Our filings will also be available to the public from commercial document retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

     When the ADSs begin trading on the Nasdaq National Market, copies of the information we file with the Commission may also be read at the offices of the National Association of Securities Dealers at 1735 K Street, N.W., Washington, D.C. 20006. We will also provide copies of our annual report and other communications that we make available to our shareholders to Morgan Guaranty Trust Company of New York, as depositary for the ADSs. The depositary will make these reports and communications available to you. We are also subject to periodic reporting requirements in New Zealand. Accordingly, we file information with the New Zealand Stock Exchange.

                                   APPENDIX A


                                                              PAGE
                                                              ----
Historical Information Regarding Fisher & Paykel Industries
  Limited...................................................  A-2
Selected Historical Consolidated Financial Data.............  A-3
Management's Discussion and Analysis of Historical Financial
  Position and Financial Performance........................  A-5
Share Price Range...........................................  A-15
Report of Independent Accountants...........................  A-16
Consolidated Financial Statements of Fisher & Paykel
  Industries Limited........................................  A-17
Consolidated Statements of Financial Performance............  A-17
Consolidated Statements of Financial Position...............  A-18
Consolidated Statements of Movements in Equity..............  A-19
Consolidated Statements of Cash Flows.......................  A-20
Statement of Accounting Policies............................  A-21
Notes to Consolidated Financial Statements..................  A-27

                        HISTORICAL INFORMATION REGARDING
                       FISHER & PAYKEL INDUSTRIES LIMITED

     We have set forth below historical information regarding Fisher & Paykel Industries prior to the reorganization, including selected historical consolidated financial data, management's discussion and analysis of historical financial position and financial performance, the historical share price range and audited consolidated financial statements. This offering is part of a reorganization of Fisher & Paykel Industries pursuant to which Fisher & Paykel Industries will separate its appliances and finance businesses from its healthcare business. Prior to this offering, Fisher & Paykel Industries will transfer its appliances and finance businesses to a new company which is a wholly-owned subsidiary of Fisher & Paykel Appliances. Upon completion of the reorganization, Fisher & Paykel Appliances will be owned by the existing shareholders of Fisher & Paykel Industries. As a result of the reorganization, the existing healthcare business will be Fisher & Paykel Industries' only remaining business. Fisher & Paykel Industries will change its name to Fisher & Paykel Healthcare Corporation Limited prior to the closing of this offering. The historical consolidated financial statements include assets, liabilities, revenue and expenses associated with the appliances and finance businesses as well as the healthcare business, as a combined entity. As a result, the historical financial statements are of limited relevance and should not be used as a basis to forecast our future financial performance.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     We derived the following selected historical consolidated financial data as of and for the fiscal years ended March 31, 1997, 1998, 1999, 2000 and 2001 from the audited consolidated financial statements of Fisher & Paykel Industries. You should read this data in conjunction with "Consolidated Financial Statements for Fisher & Paykel Industries Limited" and "Management's Discussion and Analysis of Historical Financial Position and Financial Performance." The consolidated financial statements as of March 31, 2000 and 2001 and for the years ended March 31, 1999, 2000 and 2001 included in this prospectus have been audited by PricewaterhouseCoopers.

     The historical consolidated financial statements of Fisher & Paykel Industries include the assets and liabilities and financial performance associated with the appliances and finance businesses of Fisher & Paykel Industries which, after the reorganization, will be reflected in the financial statements of Fisher & Paykel Healthcare as discontinued operations. Accordingly, the selected historical consolidated financial data of Fisher & Paykel Industries set forth below is not indicative of the assets and liabilities and financial performance of Fisher & Paykel Healthcare.

     For pro forma financial data giving effect to the reorganization see "Unaudited Pro Forma Financial Statements" and "Management's Discussion and Analysis of Unaudited Pro Forma Financial Position and Financial Performance" included elsewhere in this prospectus.


                                                    FISCAL YEAR ENDED MARCH 31,
                                      --------------------------------------------------------
                                        1997        1998        1999        2000        2001
                                      --------    --------    --------    --------    --------
                                       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)
STATEMENT OF FINANCIAL PERFORMANCE DATA:
NEW ZEALAND GAAP
Operating revenue from continuing
  operations........................  $410,889    $399,257    $358,152    $415,570    $403,713
Operating expenses from continuing
  operations........................   377,520     368,943     325,993     367,550     346,792
Operating profit from continuing
  operations before abnormal items..    33,369      30,314      32,159      48,020      56,921
Abnormal items (1)..................        --          --     (16,378)         --      (4,459)
Operating profit from continuing
  operations after abnormal items...    33,369      30,314      15,781      48,020      52,462
Realized and unrealized foreign
  currency exchange profit (loss)...     6,006       6,768       4,911       1,997     (40,885)
Profit from continuing operations
  after taxation....................    24,246      22,070       9,304      29,052       3,511
Profit (loss) from discontinued
  operations after taxation.........     1,548         541         387        (935)        425
Group profit........................    25,794      22,611       9,691      28,117       3,936
Basic and diluted net earnings per
  share.............................  $   0.22    $   0.19    $   0.08    $   0.24    $   0.03
Basic and diluted net earnings per
  ADS (3)...........................  $   0.89    $   0.77    $   0.33    $   0.96    $   0.13
Dividends per share (2).............  $   0.12    $   0.11    $   0.17    $   0.21    $   0.05

U.S. GAAP
Operating profit from continuing
  operations........................                                        49,557      49,455
Group profit........................                                        26,486       4,210
Basic and diluted net earnings per
  share.............................                                      $   0.22    $   0.04
Basic and diluted net earnings per
  ADS (3)...........................                                      $   0.90    $   0.16

                                                          AS OF MARCH 31,
                                      --------------------------------------------------------
                                        1997        1998        1999        2000        2001
                                      --------    --------    --------    --------    --------
                                                   (IN THOUSANDS OF U.S. DOLLARS)
STATEMENT OF FINANCIAL POSITION DATA:
NEW ZEALAND GAAP
ASSETS
Current assets......................   260,483     213,268     214,435     221,164     186,962
Fixed assets........................   209,909     188,796     184,524     177,667     145,092
Total assets........................   526,923     454,105     461,176     459,219     384,259

LIABILITIES
Current liabilities.................   153,184     133,349     146,991     152,655     143,735
Term borrowings.....................    79,107      67,706      69,212      70,581      44,208
Total liabilities...................   274,068     237,370     259,902     267,796     230,315

SHAREHOLDERS' EQUITY
    Total shareholders' equity......   252,855     216,735     201,274     191,423     153,944
    Total liabilities and
      shareholders' equity..........   526,923     454,105     461,176     459,219     384,259

U.S. GAAP
Shareholders' equity................                                       184,584     149,789

------------------------

(1) Abnormal items in the fiscal year ended March 31, 1999 consisted of restructuring costs, including redundancy costs for more than 300 employees in connection with the rationalization of management functions
    ($11.5 million); loss on sale of real estate ($2.2 million); writeoff of plant and equipment as part of a product rationalization ($1.5 million); and provision for restructuring and closure costs ($1.2 million) and in the fiscal year ended March 31, 2001 consisted of permanent impairment and writedown of investment in Hill & Stewart ($2.4 million) and restructuring and redundancy costs relating to a reorganization of the appliances business ($2.1 million).
(2) Dividends are paid in NZ dollars and have been converted into U.S. dollars at the exchange rate prevailing on the respective dates of payment. The final dividend for the fiscal year ended March 31, 2001 has not been accrued.
(3) Assumes four outstanding ordinary shares are equal to one ADS.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF HISTORICAL
                  FINANCIAL POSITION AND FINANCIAL PERFORMANCE

     The following discussion and analysis of the historical financial position and financial performance of Fisher & Paykel Industries should be read in conjunction with "Selected Historical Consolidated Financial Data" and "Consolidated Financial Statements of Fisher & Paykel Industries Limited" included in this prospectus. This discussion and analysis contains forward-looking statements based on current expectations that involve risks and uncertainties. The actual results of Fisher & Paykel Industries may differ materially from the results described in or implied by the forward-looking statements contained in this prospectus as a result of many factors, including those described under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     Fisher & Paykel Industries is engaged in two principal businesses, the design, manufacture and sale of major household appliances and the design, manufacture and marketing of healthcare products. In addition, Fisher & Paykel Industries operates a finance business in conjunction with its appliances business to provide financing to its New Zealand retailers. The appliances business is a mature, relatively stable business, whereas the healthcare business has been growing quickly.

     The appliances business manufactures a full range of major household appliances, including refrigerators, freezers, automatic clothes washers, clothes dryers, dishwashers and cooking products. The appliances business distributes its products predominantly in New Zealand and Australia and to a lesser extent in other markets, including Asia, the U.S., and the United Kingdom. The appliances business operates laundry products and refrigeration manufacturing plants in both New Zealand and Australia and a cookware and dishwasher manufacturing plant in New Zealand.

     The healthcare business designs, manufactures and markets heated humidifiers for use in respiratory care and the treatment of obstructive sleep apnea, as well as patient warming and other devices for use in neonatal care. The healthcare business distributes its products in over 90 countries worldwide, with North America being its largest market. The healthcare business manufactures its products at its facility in New Zealand.

     The finance business supports the appliances business by providing secured, purchase money and lease finance products to customers through retailers of consumer appliances and other equipment. More recently, the finance business has begun to offer extended warranty products and has established an insurance subsidiary.

     The historical consolidated financial statements of Fisher & Paykel Industries include the assets and liabilities and financial performance associated with the appliances and finance businesses of Fisher & Paykel Industries, which, after the reorganization, will be reflected in the financial statements of Fisher & Paykel Healthcare as discontinued operations. Accordingly, "Selected Historical Consolidated Financial Data" and "Management's Discussion and Analysis of Historical Financial Position and Financial Performance" included in this Appendix A reflect the pre-reorganization company as a whole and are not indicative of the assets and liabilities and financial performance of Fisher & Paykel Healthcare as a stand-alone entity. As a result, the historical consolidated financial statements of Fisher & Paykel Industries included in this prospectus should not be used as a basis for evaluating our past financial performance or forecasting our future financial performance.

     We have prepared unaudited pro forma financial statements of Fisher & Paykel Industries to provide investors with information about the effect of the proposed reorganization by showing how it may have affected Fisher & Paykel Industries' historical financial statements if the proposed reorganization had been consummated at an earlier date. For information regarding the pro forma financial statements of Fisher & Paykel Industries, see "Capitalization," "Unaudited Pro Forma Financial Statements," and "Management's Discussion and Analysis of Unaudited Pro Forma Financial Position and Financial Performance" elsewhere in this prospectus.

CURRENCY TRANSLATIONS AND HEDGING


     Fisher & Paykel Industries' reported financial performance may be affected by the impact of currency translations, which may make it difficult to discern the underlying results of or trends in our business. Fisher & Paykel Industries incurs most of its manufacturing costs and a substantial portion of its other costs in NZ and Australian dollars. Appliances products are principally sold in Australian and NZ dollars, while healthcare products are sold in a variety of currencies, predominantly the U.S. dollar, the euro and the British pound. Because Fisher & Paykel Industries' audited consolidated financial statements have been denominated in U.S. dollars, fluctuations in the relative value of the U.S. dollar to the Australian and NZ dollars will affect the reported amount of expenses incurred and sales invoiced in these currencies. For example, if sales invoiced in Australian and NZ dollars were to increase by 5% during a period when the Australian and NZ dollars depreciated by 7% relative to the U.S. dollar, as a result of the translation of the Australian and NZ dollar sales into U.S. dollars for financial statement reporting purposes, we would report a decline in these sales. Accordingly, Fisher & Paykel Industries' financial performance from year to year must be analyzed in light of any fluctuations in the relative values of the principal currencies in which it does business compared to the U.S. dollar.


     Fisher & Paykel Industries has regularly entered into foreign currency exchange instruments to hedge against foreign currency fluctuations that would adversely affect its financial performance due to the substantial amount of foreign currency revenues generated by both the appliances and healthcare businesses. Due to the significant decline in the value of the NZ dollar relative to the U.S. dollar during the fiscal year ended March 31, 2001, Fisher & Paykel Industries incurred realized and unrealized losses of $40.9 million with respect to these foreign currency exchange instruments. As a result of the adverse impact of these hedging arrangements, the board of directors of Fisher & Paykel Industries recently adopted a new hedging policy designed to avoid future losses of the magnitude incurred during the fiscal year ended March 31, 2001. Under this new hedging policy, Fisher & Paykel Industries can only enter into forward foreign currency exchange contracts that expire in one year or less and for amounts that approximate its anticipated net foreign currency exposure. With respect to periods beyond one year, Fisher & Paykel Industries is permitted only to buy appropriate foreign currency exchange options which it has no obligation to exercise.

GEOGRAPHIC DATA

     The following table sets forth consolidated operating revenue from continuing operations for each of Fisher & Paykel Industries' primary geographic markets for the fiscal years ended March 31, 1999, 2000 and 2001:

                                            FISCAL YEAR ENDED MARCH 31,
                                           ------------------------------
                                            1999        2000        2001
                                           ------      ------      ------
                                           (IN MILLIONS OF U.S. DOLLARS)
Australia................................  $161.9      $174.1      $162.2
New Zealand..............................   119.4       129.8       110.3
North America............................    29.5        60.6        76.7
Other....................................    47.4        51.1        54.5
                                           ------      ------      ------
          Total..........................  $358.2      $415.6      $403.7
                                           ======      ======      ======

     Australia continues to be Fisher & Paykel Industries' largest market, accounting for over 40% of its consolidated sales in the fiscal year ended March 31, 2001. Sales in the New Zealand market have been relatively stable, but show a decline due to the effects of currency translation. Sales increased by approximately 27% in North America, with growth of approximately 24% in the appliances segment and approximately 29% in the healthcare segment. The U.S. is the primary market for the healthcare business and is becoming an increasingly important market for the appliances business, where Fisher & Paykel Industries sells a selected range of products aimed at the high end of the market.


     Sales in other markets recovered after a decline in the fiscal year ended March 31, 2000 due to supply difficulties, particularly for refrigerators, following a major product design change.

HISTORICAL FINANCIAL PERFORMANCE

  YEAR ENDED MARCH 31, 2001 COMPARED TO YEAR ENDED MARCH 31, 2000

     Operating Revenue

     Fisher & Paykel Industries' consolidated operating revenue from continuing operations decreased by approximately 3% to $403.7 million for the fiscal year ended March 31, 2001 from $415.6 million for the fiscal year ended March 31, 2000. The decline was due to a decrease in sales of $21.7 million, or approximately 6%, in the appliances business, which was partially offset by an increase in sales of $9.8 million, or approximately 13%, in the healthcare business.

     The decline in sales in the appliances business was due to the depreciation of the Australian dollar and the NZ dollar against the U.S. dollar. Fisher & Paykel Industries estimates that, excluding the effects of currency translations, sales in the appliances business in the fiscal year ended March 31, 2001 increased by approximately 11%, in large part as a result of increases in sales of appliances in the Australian and U.S. markets of approximately 12% and 57%, respectively. Sales in the finance business for the fiscal year ended March 31, 2001 decreased by approximately 13% from sales in the prior year as a result of the winding down of finance operations in Australia. Sales in the healthcare business increased by approximately 13% for the fiscal year ended March 31, 2001 from sales in the prior year due to increased sales volume, attributable primarily to the growth in sales of CPAP and respiratory humidification products.

     Operating Expenses from Continuing Operations

     Operating expenses consist of cost of sales, research and development expenses and selling, general and administrative expenses. Consolidated operating expenses from continuing operations decreased by approximately 6% to $346.8 million for the fiscal year ended March 31, 2001 from $367.6 million for the fiscal year ended March 31, 2000. Operating expenses as a percentage of sales declined to approximately 86% in the fiscal year ended March 31, 2001 from approximately 88% in the prior year. Operating expenses decreased by $21.5 million in the appliances business and increased by $0.8 million in the healthcare business.

     Fisher & Paykel Industries estimates that, excluding the effect of foreign currency translations, operating expenses increased by approximately 10%. Operating expenses generally fluctuate in accordance with sales, which Fisher & Paykel Industries estimates grew by approximately 15%, if the effects of foreign currency translations are excluded.

     Fisher & Paykel Industries' cost of sales consists of direct manufacturing costs, primarily raw materials, labor and freight costs and an allocation of the overhead costs of our manufacturing facilities. Cost of sales during the fiscal year ended March 31, 2001 increased in both the appliances and healthcare segments as world commodity prices increased. In particular, plastic and steel prices increased the cost structure in both the appliances and healthcare businesses.


     Fisher & Paykel Industries' research and development expenses consist primarily of staff payroll and benefits, direct costs and allocated support and facilities costs. For the fiscal year ended March 31, 2001, research and development expenses were stable at $8.2 million. However, excluding the effects of currency translations, research and development expenses increased by approximately 17%. The increase is attributable to an increase in healthcare research and development personnel in connection with the expansion of healthcare product development activities.


     Fisher & Paykel Industries' selling, general and administrative expenses consist primarily of staff payroll and benefits and product advertising and promotion. Although selling, general and administrative expenses in the fiscal year ended March 31, 2001, in U.S. dollar terms, declined by approximately 7% to $74.8 million, there was an underlying increase in these expenses. Approximately 80% of Fisher & Paykel Industries' selling, general and administrative expenses are denominated in currencies which depreciated relative to the U.S. dollar during the fiscal year ended March 31, 2001. Fisher & Paykel Industries estimates that, excluding the effects of currency translations, selling, general and administrative expenses increased by $6.0 million, or 8%, in the fiscal year ended March 31, 2001 compared to the prior year. This increase was primarily attributable to additional costs to support the expansion of the appliances and healthcare businesses into overseas markets such as the United States.

     Operating Profit from Continuing Operations

     Consolidated operating profit from continuing operations before abnormal items increased by approximately 19% to $56.9 million, or approximately 14% of sales, in the fiscal year ended March 31, 2001 from $48.0 million, or approximately 12% of sales, in the fiscal year ended March 31, 2000. The increase was due to an increase in operating profit of $9.0 million in the healthcare business, while operating profit of the appliances business was relatively constant. Fisher & Paykel Industries estimates that, excluding the effects of currency translations, operating profit for the appliances business increased by 18% due primarily to growth in sales revenues and improved operating efficiencies.

     Abnormal items. During the fiscal year ended March 31, 2001, Fisher & Paykel Industries incurred abnormal costs of $4.5 million. These were related to restructuring and redundancy costs of approximately $2.1 million following a change to a more centralized management structure for the appliances business. In addition, Fisher & Paykel Industries reassessed the carrying values of the appliance business' investments relating to Hill & Stewart, a New Zealand appliance retailer, resulting in a permanent impairment of this investment and writedown of the advances to net realizable value by $2.4 million. There were no abnormal items in the fiscal year ended March 31, 2000.

     Foreign Currency Exchange Profit(Loss)

     Foreign currency exchange profit(loss) consists of net foreign exchange movements on all foreign currency instruments. Fisher & Paykel Industries incurred a foreign currency loss of $40.9 million in the fiscal year ended March 31, 2001 and a foreign currency profit of $2.0 million in the fiscal year ended March 31, 2000.

     Because Fisher & Paykel Industries' export sales are denominated in currencies other than the NZ dollar, Fisher & Paykel Industries entered into hedging arrangements intended to reduce the effects of foreign currency fluctuations. During the fiscal year ended March 31, 2001, the NZ dollar depreciated by approximately 19% against the U.S. dollar, resulting in significant exposure under these instruments. As a result of this decline, Fisher & Paykel Industries incurred a loss of $11.5 million with respect to these hedging arrangements during the fiscal year ended March 31, 2001. In addition, these foreign exchange instruments no longer qualified for treatment as hedging instruments under applicable accounting rules because, due to the significant depreciation in the NZ dollar exchange rate during the year ended March 31, 2001, the foreign currency cash flows from its operations ceased to correlate with its liabilities with respect to the foreign currency exchange instruments. As a result, the foreign currency exchange instruments were revalued as of March 31, 2001 at the then applicable exchange rates. As a result of this revaluation, Fisher & Paykel Industries recognized an unrealized loss of $29.4 million on these instruments. Fisher & Paykel Industries will continue to mark these instruments to market values in future periods and may incur additional losses if the NZ dollar falls below the rate of NZ$1.00 = US$0.403, or be required to increase the provisions for unrealized losses under these instruments. The noon buying rate in New York City for cable transfers in effect on October 19, 2001 was NZ$1.00 = US$0.4160.


     As a result of the adverse impact of these hedging arrangements, the board of directors of Fisher & Paykel Industries recently adopted a new hedging policy designed to avoid future losses of the magnitude incurred during the fiscal year ended March 31, 2001. Under this new hedging policy, Fisher & Paykel Industries can only enter into forward foreign currency exchange contracts that expire in one year or less and for amounts that approximate its anticipated net foreign currency exposure. With respect to periods beyond one year, Fisher & Paykel Industries is permitted only to buy appropriate foreign currency exchange options which it has no obligation to exercise.

     Taxation

     During the fiscal year ended March 31, 2001, Fisher & Paykel Industries was required to expense $3.1 million in taxes. Non-deductible items were insignificant.

     Group Profit

     Group profit decreased by approximately 86% to $3.9 million, or approximately 1% of sales, in the fiscal year ended March 31, 2001 from $28.1 million, or approximately 7% of sales, in the fiscal year ended March 31, 2000. Earnings per share decreased by approximately 88% to $0.03 in the fiscal year ended March 31, 2001 from $0.24 in the prior year. In both cases, the decrease was due primarily to realized and unrealized foreign currency losses of $40.9 million in the fiscal year ended March 31, 2001.

  YEAR ENDED MARCH 31, 2000 COMPARED TO YEAR ENDED MARCH 31, 1999

     Operating Revenue

     Fisher & Paykel Industries' consolidated operating revenue from continuing operations increased by approximately 16% to $415.6 million for the fiscal year ended March 31, 2000 from $358.2 million for the fiscal year ended March 31, 1999. The increase was due to increases in sales in the appliances and healthcare businesses of $45.2 million, or approximately 15%, and $12.2 million, or approximately 20%, respectively. Sales in the appliances business increased primarily due to growth in sales in Australia and North America and in the healthcare business, primarily due to an increase in sales volume, particularly of CPAP products.

     Operating Expenses from Continuing Operations

     Consolidated operating expenses from continuing operations increased by approximately 13% to $367.6 million for the fiscal year ended March 31, 2000 from $326.0 million for the fiscal year ended March 31, 1999. Operating expenses as a percentage of sales declined to approximately 88% in the fiscal year ended March 31, 2000 from approximately 91% in the prior year. Operating expenses increased by $33.8 million in the appliances business and $7.8 million in the healthcare business.

     During the fiscal year ended March 31, 2000, Fisher & Paykel Industries reengineered its system software in anticipation of Y2K. Fisher & Paykel Industries believes that the implementation of such a major change did impact, to some extent, on the performance of the appliances segment, particularly in relation to retailers in Australia and New Zealand.

     In addition, during the fiscal year ended March 31, 2000, Fisher & Paykel Industries outgrew its Australian appliances warehouses, particularly in Queensland, New South Wales and Victoria and experienced some supply problems, particularly for refrigeration following a major product design change. Fisher & Paykel Industries relocated to new, larger warehouses in these states, complementing its existing custom-built facilities in South Australia and Western Australia. Rental costs increased as a result, but the new custom built premises were needed to support continued sales growth and facilitate operational efficiencies.

     Fisher & Paykel Industries incurred research and development expenses of $8.0 million in the fiscal year ended March 31, 2000 compared to $7.7 million in the fiscal year ended March 31, 1999, an increase of approximately 4%. The increase is attributable to an increase in healthcare research and development personnel and other expenses in connection with product development activities.

     Selling, general and administrative expenses increased by approximately 11% to $80.1 million for the fiscal year ended March 31, 2000 from $72.4 million for the prior year. Fisher & Paykel Industries estimates that, excluding the effects of currency translation, selling, general and administrative expenses increased by 12% in the fiscal year ended March 31, 2000 compared to the prior year. This increase was primarily attributable to additional costs to support the expansion of both the appliances and healthcare businesses into overseas markets.

     Operating Profit from Continuing Operations


     Fisher & Paykel Industries' consolidated operating profit from continuing operations before abnormal items increased by approximately 49% to $48.0 million, or approximately 12% of sales, in the fiscal year ended March 31, 2000 from $32.2 million, or approximately 9% of sales, in the fiscal year ended March 31, 1999. Operating profit for the appliances business increased significantly to $22.1 million, or approximately 107% from the prior year, while operating profit for the healthcare business increased to $25.9 million, or approximately 21% from the prior year.


     Abnormal Items

     There were no abnormal items in the fiscal year ended March 31, 2000, compared to abnormal items of $16.4 million in the prior year. These consisted of redundancy costs for more than 300 employees in connection with the rationalization of management functions ($11.5 million), loss on sale of real estate ($2.2 million), writeoff of plant and equipment as part of a product rationalization ($1.5 million), and provision for restructuring and closure costs ($1.2 million).

     Foreign Currency Exchange Profit

     The $2.0 million foreign currency exchange profit for the fiscal year ended March 31, 2000 was due to gains on hedging contracts. Profit on foreign currency instruments for the fiscal year ended March 31, 1999 was $4.9 million.

     Group Profit

     Group profit increased by approximately 190% to $28.1 million, or approximately 7% of sales, in the fiscal year ended March 31, 2000 from $9.7 million, or approximately 2% of sales, in the fiscal year ended March 31, 1999. Earnings per share increased by approximately 200% to $0.24 in the fiscal year ended March 31, 2000 from $0.08 in the fiscal year ended March 31, 1999. The increases were due to increased operating revenue and a reduction in abnormal items.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, Fisher & Paykel Industries has generated positive cash flow, after allowing for working capital requirements. Fisher & Paykel Industries has not generated significant cash from the issue of its ordinary shares.

     Net cash generated from operating activities totalled $32.4 million, $45.3 million and $45.9 million for the fiscal years ended March 31, 1999, 2000 and 2001, respectively. For these periods, net cash generated by operating activities was derived primarily from ongoing operations and was in line with earnings from operations. Net cash generated was reduced by increases in accounts receivable and inventories, which was partially offset by increases in accounts payable. In the fiscal year ended March 31, 2001, tax paid was significantly lower than reported taxation expense as Fisher & Paykel Industries had significant foreign exchange losses available. Fisher & Paykel Industries expects tax paid in the fiscal years ended March 31, 2002 and 2003 to be above underlying taxation expense as these foreign exchange losses are consumed.

     To date, Fisher & Paykel Industries' investing activities have consisted mainly of purchases of property and equipment. Capital expenditures excluding property totalled $26.9 million, $16.3 million and $17.3 million for the fiscal years ended March 31, 1999, 2000 and 2001, respectively. Fisher & Paykel Industries finances the acquisition of its ongoing capital expenditure through normal operating cash flow. Capital expenditures for property totalled $4.9 million, $17.4 million and $4.1 million for the fiscal years ended March 31, 1999, 2000 and 2001, respectively. Fisher & Paykel Industries expects to experience ongoing investing activity expenditures in line with anticipated growth in operations, infrastructure and personnel.


     Net cash used in financing activities was ($0.1) million, $3.6 million and $18.7 million for the fiscal years ended March 31, 1999, 2000 and 2001, respectively. Traditionally, the most significant cash outflow has been the payment of dividends, which totalled $20.3 million, $29.9 million and $6.2 million for the fiscal years ended March 31, 1999, 2000 and 2001, respectively. The final dividend for the fiscal year ended March 31, 2000 was paid in the fiscal year ended March 31, 2000, whereas the final dividend for the fiscal year ended March 31, 2001 was paid in June 2001. In September 2001, Fisher & Paykel Industries paid an interim dividend and a special dividend amounting to a total of US$21.6 million. In the fiscal year ended March 31, 2001, the most significant cash outflow was repayment of term borrowings in the amount of $14.2 million. Partially offsetting these outflows are inflows from the repayment of employee loans in connection with the employee share purchase schemes.


     As of March 31, 2001, Fisher & Paykel Industries had $3.1 million in cash, $52.4 million of line of credit borrowings and finance borrowings totalling $99.9 million. The line of credit borrowings are provided by banks under a negative pledge agreement. The principal covenants under the negative pledge are as follows:

     - total liabilities of the Fisher & Paykel group, excluding the finance business, must not exceed 70% of the group tangible assets, excluding the finance business;

     - the tangible net worth of the Fisher & Paykel group must exceed $80.6 million; and

     - the total of net operating profit before taxation for the Fisher & Paykel group and interest paid by the group, other than interest paid by the finance business, must exceed 250% of the interest paid by the group, other than interest paid by the finance business.

     Fisher & Paykel Industries does not have any secured borrowings.

     Finance borrowings, excluding approximately $4.0 million, are secured by a floating charge over the assets of Fisher & Paykel Finance Limited and all its subsidiaries under a debenture trust deed.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Fisher & Paykel Industries is exposed to market risks associated with changes in foreign currency exchange rates, changes in interest rates, changes in certain commodity prices and credit risks from customer trade receivables and our financing activities. Management of these risks is regularly reported to the Board of Directors. When considered appropriate, derivative financial instruments are used to hedge against foreign currency exchange risks and interest rate risks. The financial impact of these derivative instruments is usually offset by corresponding changes in the underlying exposures being hedged. Fisher & Paykel Industries does not enter into or issue derivative financial instruments for trading or speculative purposes.

     Foreign Currency Exchange Risks

     Fisher & Paykel Industries is exposed to foreign currency exchange rate risks as a result of its importing and exporting activities and from the activities of its foreign subsidiaries. Fisher & Paykel Industries' primary functional currency is the NZ dollar and its reporting currency is the U.S. dollar. As a result, Fisher & Paykel Industries is exposed to risk from changes in foreign currency exchange rates against the NZ dollar and from changes in the foreign exchange rate between the NZ dollar and the U.S. dollar. Fisher & Paykel Industries has entered into foreign currency forward exchange contracts and foreign currency participating forward contracts to hedge against current and anticipated future foreign currency trade cash flows. As of March 31, 2001, a hypothetical 10% adverse change in foreign currencies exchange rates against the New Zealand dollar would have an estimated negative impact of $25.0 million (2000 $31.9 million) on Fisher & Paykel Industries' earnings. In addition, as of March 31, 2001, a hypothetical 10% adverse change in the exchange rate between the NZ dollar and the U.S. dollar would have an estimated negative impact of $14.6 million (2000 $13.1 million) on Fisher & Paykel Industries' group profit. These amounts are determined by considering the impact of the hypothetical change in foreign currencies on Fisher & Paykel Industries' financial instruments that are exposed to changes in foreign currencies as of March 31, 2001 and the foreign currency exchange forward exchange contracts and participating forward foreign exchange contracts used to hedge its foreign currency exposures.

     The substantial depreciation of the NZ dollar against the U.S. dollar during the fiscal year ended March 31, 2001, caused a change in the correlation between its future cash flows and the cash flows from its foreign currency instruments. As a result, the financial instruments no longer qualified for hedge accounting and were marked to market in Fisher & Paykel Industries' financial statements resulting in an unrealized loss of $29.4 million.

     Interest Rate Risks

     Fisher & Paykel Industries' borrowings are denominated in several currencies and at varying interest rates. On occasion Fisher & Paykel Industries utilizes interest rate swap contracts to swap its floating rate borrowings into fixed rate borrowings. As of March 31, 2001, a hypothetical 10% adverse change in interest rates would have an estimated negative impact of $0.5 million on Fisher & Paykel Industries' interest expense.

     Commodity Price Risks

     Fisher & Paykel Industries is also exposed to risk due to fluctuations in the cost of certain commodity products such as plastics and steel, which are used in its manufacturing process. Fisher & Paykel Industries does not enter into derivative instruments to hedge against such risks.

     Credit Risks

     In the normal course of business, Fisher & Paykel Industries incurs credit risk from trade debtors and finance receivables, which it manages with its credit policy. Fisher & Paykel Industries monitors this exposure on a regular basis. Fisher & Paykel Industries' credit risk from its trade debtors is limited due to the number and broad geographic spread in its trade debtors. Fisher & Paykel Industries' finance receivables consist of direct customer financing and dealer or retailer financing. Fisher & Paykel Industries' five largest finance debtors represent approximately 36% of its total finance receivables as of March 31, 2001. Some receivables from dealers are secured by their receivables from their customers. Taken as separate advances against each individual finance receivable agreement, the amounts owed by the five largest debtors represent 5% of the total finance debtors.


U.S. GAAP

     U.S. GAAP differs in certain significant respects from NZ GAAP, as they relate to Fisher & Paykel Industries. The most material differences relate to derivative foreign currency instruments, revaluation of fixed assets, capitalization of interest, pension benefits, separation costs and discontinued operations. Total U.S. GAAP adjustments to group profit for the years ended March 31, 2000 and 2001 were ($1.6) million and $0.3 million, respectively. See note 30 to the historical consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES AND RECENTLY ISSUED ACCOUNTING STANDARDS

     As of April 1, 2000 Fisher & Paykel Industries changed its accounting policy with respect to capitalization of financing costs. Under the new policy, financing costs that are directly attributable to the acquisition or construction of a fixed asset are capitalized. Formerly, all financing costs were expensed as incurred.

     In addition, in order to comply with the requirements of Financial Reporting Standard No. 5, Events After Balance Date (FRS-5), Fisher & Paykel Industries changed its accounting policy with respect to the date of recognition of the liability to pay dividends to shareholders. Under the new policy, dividends are recognized at the date they are declared by the directors. Formerly, a provision for a dividend was recognized at balance date even if the dividend for that financial year had been declared after that date. Fisher & Paykel Industries has adopted the requirements of FRS-5 earlier than the standard requires. Under the standard, the restatement of prior periods is not acceptable.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" (SAB
101). SAB 101 summarizes the SEC staff's views in applying generally accepted accounting principles to revenue recognition but does not change existing GAAP. Fisher & Paykel Industries has adopted SAB 101 for U.S. GAAP reporting purposes as of April 1, 1999. The adoption of SAB 101 did not have an impact on the financial statements.

     The U.S. Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities" (SFAS
133). Fisher & Paykel Industries adopted SFAS 133, as amended, on April 1, 2001 for U.S. GAAP purposes. SFAS 133 requires that all derivative instruments be recorded on the statement of financial position at fair value. Changes in the fair value of derivatives are recorded in group profit or shareholders' equity, depending on whether a derivative is designated as part of a hedge transaction, the type of hedge transaction and the hedge effectiveness. The gains and losses that are recorded in shareholders' equity will be taken to group profit consistent with the underlying hedged item.

     SFAS 133 requires that existing derivative financial instruments be recorded at fair value and for deferred gains and losses previously recognized in the statement of financial position be reversed. The financial impact of adopting SFAS 133 on April 1, 2001 will be a decrease of $1.0 million in shareholders' equity and a corresponding increase in total liabilities.


     In July 2001, the FASB issued Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" which supersedes APB opinion No. 16, "Business Combinations" and amends or supersedes a number of related interpretations of APB 16. The statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations, establishes specific criteria for the recognition of intangible assets separately from goodwill, and requires unallocated negative goodwill to be written off immediately as an extraordinary gain. Management plans to adopt the provisions of SFAS No. 141 for any business combination accounted for by the purchase method that is completed after June 30, 2001.



     Also in July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") which supersedes APB Opinion No. 17, "Intangible Assets." SFAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment annually at a level of reporting unit. The annual impairment test may be performed any time during the fiscal year provided the test is performed at the same time every year. Different reporting units may be tested for impairment at different times. If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, the impairment test should be performed between the annual tests. The impairment loss is the excess of the carrying amount of a reporting unit's goodwill and intangible assets with indefinite lives over their respective implied fair value. Intangible assets with finite lives will continue to be amortized under SFAS 142, but the amortization period will no longer be limited to forty years. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of any entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Management has not yet determined the anticipated adoption date of SFAS 142 and is currently evaluating the impact that adoption of SFAS 142 will have on its consolidated financial statements.


     There have been no other changes in accounting policies.

                               SHARE PRICE RANGE

     The ordinary shares of Fisher & Paykel Industries have been listed on the New Zealand Stock Exchange since 1979 under the symbol "FAP."

     Prior to this offering, Fisher & Paykel Industries will transfer its appliances and finance businesses to a new company which, upon completion of the reorganization, will be owned by the existing shareholders of Fisher & Paykel Industries. As a result of the reorganization, the existing healthcare business will be Fisher & Paykel Industries' only remaining business. Fisher & Paykel Industries will change its name to Fisher & Paykel Healthcare Corporation Limited prior to the closing of this offering. Accordingly, the historical trading price of Fisher & Paykel Industries' ordinary shares is not indicative of the future trading price of the ordinary shares of Fisher & Paykel Healthcare upon completion of the reorganization. See "The Reorganization" for a more detailed discussion.

     The following table sets forth for the periods indicated the NZ dollar high and low closing price of the ordinary shares on the New Zealand Stock Exchange.


                                                               HIGH      LOW
                                                              ------    ------
                                                              (NZ$)     (NZ$)
September 2001..............................................  $13.90    $11.80
August 2001.................................................  $14.52    $12.35
July 2001...................................................   13.23     11.80
June 2001...................................................   11.80      9.54
May 2001....................................................    9.50      8.70
April 2001..................................................    8.70      7.95
Fiscal Year Ended March 31, 2001
  Fourth Quarter............................................  $ 8.75    $ 7.80
  Third Quarter.............................................    8.26      6.95
  Second Quarter............................................    7.55      6.60
  First Quarter.............................................    6.89      6.00
Fiscal Year Ended March 31, 2000
  Fourth Quarter............................................  $ 7.30    $ 6.00
  Third Quarter.............................................    7.40      5.90
  Second Quarter............................................    6.30      5.49
  First Quarter.............................................    6.60      5.80
Fiscal Year Ended March 31, 1999............................  $ 7.50    $ 4.80
Fiscal Year Ended March 31, 1998............................  $ 5.75    $ 4.85
Fiscal Year Ended March 31, 1997............................  $ 5.75    $ 4.25



     On October 19, 2001, the last reported sale price of our ordinary shares on the New Zealand Stock Exchange was NZ$13.45.

                      [PRICEWATERHOUSECOOPERS LETTERHEAD]

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Fisher & Paykel Industries Limited:

     We have examined the accompanying consolidated statements of financial position of Fisher & Paykel Industries Limited and its subsidiaries (collectively the "Company") as of March 31, 2000 and 2001 and the related consolidated statements of financial performance, of changes in shareholders' equity and of changes in financial position for each of the three years in the period ended March 31, 2001, all expressed in United States dollars. Our examinations of these financial statements were made in accordance with auditing standards generally accepted in the United States and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

     In our opinion, the consolidated financial statements referred to above, after the restatement described in Note 31, present fairly the consolidated financial position of the Company at March 31, 2000 and 2001, and the results of their consolidated operations and the changes in their consolidated financial position for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in New Zealand consistently applied.

     Accounting principles generally accepted in New Zealand vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated group profit expressed in United States dollars for the years ended March 31, 2000 and 2001 and the determination of consolidated shareholders' equity also expressed in United States dollars at March 31, 2000 and 2001 to the extent summarized in Note 30 to the consolidated financial statements.

PricewaterhouseCoopers

Auckland, New Zealand
June 6, 2001, except for Notes 30 and 31, for which the date is August 21, 2001.

                       FISHER & PAYKEL INDUSTRIES LIMITED

                      STATEMENTS OF FINANCIAL PERFORMANCE
                           PRESENTED IN U.S. DOLLARS

                                                        PARENT                       CONSOLIDATED
                                              ---------------------------   ------------------------------
                                                              FISCAL YEAR ENDED MARCH 31,
                                              ------------------------------------------------------------
                                      NOTES    1999      2000      2001       1999       2000       2001
                                      -----   -------   -------   -------   --------   --------   --------
                                                 (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)
Operating revenue from continuing
  operations........................          $22,440   $30,037   $ 9,818   $358,152   $415,570   $403,713
Operating revenue from discontinued
  operations........................                                          39,452      7,665      2,328
                                              -------   -------   -------   --------   --------   --------
Operating revenue...................    1      22,440    30,037     9,818    397,604    423,235    406,041
Operating expenses from continuing
  operations........................              128       167       193    325,993    367,550    346,792
                                              -------   -------   -------   --------   --------   --------
Operating profit from continuing
  operations before abnormal items..           22,312    29,870     9,625     32,159     48,020     56,921
Abnormal items......................    2                                    (16,378)        --     (4,459)
                                              -------   -------   -------   --------   --------   --------
Operating profit from continuing
  operations after abnormal items...           22,312    29,870     9,625     15,781     48,020     52,462
Interest............................                                          (5,387)    (5,387)    (5,149)
Foreign currency exchange profit
  (loss)............................                                           4,911      1,997    (11,456)
Unrealized loss on foreign currency
  instruments.......................                                              --         --    (29,429)
                                              -------   -------   -------   --------   --------   --------
Profit from continuing operations
  before taxation...................    2      22,312    29,870     9,625     15,305     44,630      6,428
Taxation............................    3      (3,473)   (1,848)     (678)    (6,001)   (15,578)    (2,917)
                                              -------   -------   -------   --------   --------   --------
Profit from continuing operations
  after taxation....................           18,839    28,022     8,947      9,304     29,052      3,511
                                              -------   -------   -------   --------   --------   --------
Discontinued operations:
Profit (loss) from operations of
  divisions before abnormal items...                                          (4,097)    (1,408)        34
Abnormal items -- Net profit on
                  disposal of
                  divisions.........    2                                      6,672         --         --
                 -- Other abnormal
                    items...........    2                                     (6,476)        --        605
                                              -------   -------   -------   --------   --------   --------
Profit (loss) from discontinued
  operations before taxation........    2                                     (3,901)    (1,408)       639
Taxation............................    3                                      4,288        473       (214)
                                              -------   -------   -------   --------   --------   --------
Profit (loss) from discontinued
  operations after taxation.........                                             387       (935)       425
                                              -------   -------   -------   --------   --------   --------
Group profit........................          $18,839   $28,022   $ 8,947   $  9,691   $ 28,117   $  3,936
                                              =======   =======   =======   ========   ========   ========
Basic and diluted earnings per share
  from continuing operations........                                        $   0.08   $   0.25   $   0.03
                                                                            ========   ========   ========
Basic and diluted net earnings per
  share.............................                                        $   0.08   $   0.24   $   0.03
                                                                            ========   ========   ========
Basic and diluted earnings per ADS
  from continuing operations(1).....                                        $   0.32   $   0.99   $   0.12
                                                                            ========   ========   ========
Basic and diluted net earnings per
  ADS(1)............................                                        $   0.33   $   0.96   $   0.13
                                                                            ========   ========   ========

---------------
(1) Assumes four outstanding ordinary shares are equal to one ADS.

                 The accompanying Accounting Policies and Notes
               form an integral part of the Financial Statements.

                       FISHER & PAYKEL INDUSTRIES LIMITED

                        STATEMENTS OF FINANCIAL POSITION
                           PRESENTED IN U.S. DOLLARS

                                                            PARENT             CONSOLIDATED
                                                      -------------------   -------------------
                                                                   AS OF MARCH 31,
                                                      -----------------------------------------
                                              NOTES     2000       2001       2000       2001
                                              -----   --------   --------   --------   --------
                                                           (IN THOUSANDS OF U.S. DOLLARS)
ASSETS
Current assets:
Cash and bank balances......................          $      9   $     16   $  2,622   $  3,093
Debtors and prepayments.....................    4                             54,846     47,456
Finance receivables.........................    5                             87,616     68,254
Inventories.................................    6                             72,907     65,309
Taxation....................................    7          791        597      3,173      2,850
Intergroup advances.........................            87,746     83,799         --         --
                                                      --------   --------   --------   --------
    Total current assets....................            88,546     84,412    221,164    186,962
Long-term assets:
Fixed assets................................    8                            177,667    145,092
Employee share ownership plans loans........    9        6,530      4,554      6,530      4,554
Investments in subsidiaries.................   10       96,369     65,838         --         --
Other assets................................                                     805        380
Goodwill on consolidation...................                                   1,657      1,191
Finance receivables.........................    5                             50,210     41,014
Deferred taxation...........................   11                              1,186      5,066
                                                      --------   --------   --------   --------
    Total assets............................          $191,445   $154,804   $459,219   $384,259
                                                      ========   ========   ========   ========
LIABILITIES
Current liabilities:
Bank overdrafts.............................   12                           $  2,589   $  1,398
Call borrowings.............................   12                              6,944      1,008
Trade creditors.............................                                  25,269     19,238
Provisions..................................   13                              9,667     28,387
Finance borrowings..........................   14                             86,912     70,296
Term borrowings, current portion............   15                                609      5,748
Taxation....................................    7                              1,199      2,127
Other liabilities...........................   16     $     22   $     37     19,466     15,533
                                                      --------   --------   --------   --------
    Total current liabilities...............                22         37    152,655    143,735
Long-term liabilities:
Term borrowings.............................   15                             70,581     44,208
Finance borrowings..........................   14                             40,407     29,630
Provisions..................................   13                              4,153     12,742
                                                      --------   --------   --------   --------
    Total liabilities.......................                22         37    267,796    230,315
                                                      --------   --------   --------   --------
SHAREHOLDERS' EQUITY
Shareholders' equity........................   17      191,423    154,767    191,423    153,944
                                                      --------   --------   --------   --------
    Total shareholders' equity..............           191,423    154,767    191,423    153,944
                                                      --------   --------   --------   --------
    Total liabilities and shareholders'
       equity...............................          $191,445   $154,804   $459,219   $384,259
                                                      ========   ========   ========   ========

                 The accompanying Accounting Policies and Notes
               form an integral part of the Financial Statements.

                       FISHER & PAYKEL INDUSTRIES LIMITED

                       STATEMENTS OF MOVEMENTS IN EQUITY
                           PRESENTED IN U.S. DOLLARS

                                               PARENT                        CONSOLIDATED
                                   ------------------------------   ------------------------------
                                                     FISCAL YEAR ENDED MARCH 31,
                                   ---------------------------------------------------------------
                           NOTES     1999       2000       2001       1999       2000       2001
                           -----   --------   --------   --------   --------   --------   --------
                                                   (IN THOUSANDS OF U.S. DOLLARS)
Shareholders' equity at
  the beginning of the
  year...................          $216,735   $201,274   $191,423   $216,735   $201,274   $191,423
Group profit.............            18,839     28,022      8,947      9,691     28,117      3,936
Movement in revaluation
  reserve................   17       (9,705)     1,448     (3,574)
Movement in currency
  translation reserve....   17       (4,286)   (16,608)   (35,827)    (4,843)   (15,255)   (35,213)
                                   --------   --------   --------   --------   --------   --------
                                      4,848     12,862    (30,454)     4,848     12,862    (31,277)
                                   --------   --------   --------   --------   --------   --------
Issue of share capital...   17           --      1,693         --         --      1,693         --
Dividends................   17      (20,309)   (24,406)    (6,202)   (20,309)   (24,406)    (6,202)
                                   --------   --------   --------   --------   --------   --------
Shareholders' equity at
  the end of the year....          $201,274   $191,423   $154,767   $201,274   $191,423   $153,944
                                   ========   ========   ========   ========   ========   ========

------------------------

The final dividend for 2001 has not been accrued, see change in accounting policies.

                 The accompanying Accounting Policies and Notes
               form an integral part of the Financial Statements.

                       FISHER & PAYKEL INDUSTRIES LIMITED

                            STATEMENTS OF CASH FLOWS
                           PRESENTED IN U.S. DOLLARS

                                                        PARENT                         CONSOLIDATED
                                             -----------------------------   ---------------------------------
                                                                FISCAL YEAR ENDED MARCH 31,
                                             -----------------------------------------------------------------
                                     NOTES     1999       2000      2001       1999        2000        2001
                                     -----   --------   --------   -------   ---------   ---------   ---------
                                                              (IN THOUSANDS OF U.S. DOLLARS)
Cash flows from operating
  activities:
    Receipts from customers........                                          $ 380,131   $ 387,867   $ 381,798
    Financing interest and fee
      receipts.....................                                             20,446      20,256      18,555
    Dividends received.............          $ 13,776   $ 24,226   $ 9,330          70          55          77
    Interest received..............             7,655      5,631        --         423         370         346
    Payments to suppliers and
      employees....................              (136)      (161)      (49)   (349,801)   (343,443)   (336,120)
    Taxation paid..................              (908)      (820)     (263)     (5,726)     (7,906)     (6,160)
    Interest paid..................                                            (13,136)    (11,882)    (12,555)
                                             --------   --------   -------   ---------   ---------   ---------
      Net cash flow from
        operations.................   18       20,387     28,876     9,018      32,407      45,317      45,941
                                             --------   --------   -------   ---------   ---------   ---------
Cash flows from (used in) investing
  activities:
    Sale of fixed assets...........                                              4,007       3,336         183
    Principal on loans repaid by
      customers....................                                            151,301     166,976     139,939
    Proceeds from the disposal of
      operations...................                                             17,337          --          --
    Purchase of fixed assets.......                                            (31,838)    (33,761)    (21,166)
    Capitalized interest costs.....                                                 --          --        (235)
    Acquisition of subsidiary......                                             (2,548)         --          --
    New loans to customers.........                                           (168,462)   (185,294)   (138,504)
    Investments in other
      subsidiaries.................            (2,567)                              --          --          --
                                             --------   --------   -------   ---------   ---------   ---------
      Net cash flow from (used in)
        investing activities.......            (2,567)        --        --     (30,203)    (48,743)    (19,783)
                                             --------   --------   -------   ---------   ---------   ---------
Cash flows from (used in) financing
  activities:
    Employee share purchase plans..             1,842      1,219       922       1,842       1,219         922
    New term borrowings............                                              7,490      15,828       4,890
    New finance borrowings.........                                             33,506      33,211      30,938
    Repayment of term borrowings...                                             (1,192)    (13,272)    (14,167)
    Repayment of finance
      borrowings...................                                            (19,711)     (8,764)    (34,696)
    Intercompany borrowings........             2,163      1,712    (3,395)         --          --          --
    Dividends paid.................           (20,309)   (29,878)   (6,202)    (20,309)    (29,878)     (6,202)
    Supplementary dividends paid to
      overseas shareholders........            (1,516)    (1,960)     (335)     (1,516)     (1,960)       (335)
                                             --------   --------   -------   ---------   ---------   ---------
      Net cash flows from (used in)
        financing activities.......           (17,820)   (28,907)   (9,010)        110      (3,616)    (18,650)
                                             --------   --------   -------   ---------   ---------   ---------
Net increase (decrease) in cash....                --        (31)        8       2,314      (7,042)      7,508
Opening cash.......................                39         40         9      (2,829)       (667)     (7,301)
Effect of foreign exchange rates...                 1         --        (1)       (152)        408         480
                                             --------   --------   -------   ---------   ---------   ---------
Closing cash.......................                40          9        16        (667)     (7,301)        687
                                             --------   --------   -------   ---------   ---------   ---------
Reconciliation of closing cash:
    Bank...........................                40          9        16       7,475       2,622       3,093
    Bank overdrafts................                                             (1,408)     (2,979)     (1,398)
    Call borrowings................                                             (6,734)     (6,944)     (1,008)
                                             --------   --------   -------   ---------   ---------   ---------
                                             $     40   $      9   $    16   $    (667)  $  (7,301)  $     687
                                             ========   ========   =======   =========   =========   =========

                 The accompanying Accounting Policies and Notes
               form an integral part of the Financial Statements.

                       FISHER & PAYKEL INDUSTRIES LIMITED

                        STATEMENT OF ACCOUNTING POLICIES

     These financial statements are presented in accordance with the New Zealand Companies Act 1993, the New Zealand Financial Reporting Act 1993 and generally accepted accounting practice in New Zealand. The Parent Company's financial statements are for Fisher & Paykel Industries Limited as a separate entity and the Consolidated financial statements are for the Fisher & Paykel Group (the Group), which includes all its subsidiaries.

NATURE OF OPERATIONS

     Fisher & Paykel (which commenced operations in 1934) is a New Zealand based international company which has two principal areas of business:

     -     healthcare products manufacturing and marketing;

     - major household appliance manufacturing and marketing, and a Finance Group to support this business

     Healthcare is a leading designer and manufacturer of heated humidifiers for use in respiratory care and the treatment of obstructive sleep apnea. These products are sold in over 90 countries worldwide with the major markets being North America and Europe.

     Appliances is a leading designer and manufacturer of major household appliances in New Zealand and Australia. It is the largest supplier of major household appliances in New Zealand and the second largest supplier in Australia.

GENERAL ACCOUNTING POLICIES

     The financial statements are based on the general principles of historical cost accounting, with the exception of properties which are included at the gross carrying value at March 31, 1992 (i.e. includes re-valuations to that date) and investments in subsidiaries which are at net tangible asset value. Reliance is placed on the Group continuing as a going concern.

     The following particular accounting policies which materially affect the measurement of profit and financial position have been applied.

SPECIFIC ACCOUNTING POLICIES

  CONSOLIDATION

     The Company and subsidiary companies' accounts are consolidated using the purchase method. Subsidiaries are entities that are controlled either directly or indirectly by the parent. All material inter-Group transactions are eliminated. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of financial performance from the date of acquisition or up to the date of disposal.

     Fisher & Paykel Finance Limited and its subsidiary companies and Fisher & Paykel Finance Pty Limited (together the "Finance Group") are independently funded under their own Debenture Trust Deed. Obligations under the Debenture Trust Deed are not guaranteed by Fisher & Paykel Industries Limited or any other non Finance Group companies.

  GOODWILL

     The excess of cost over the fair value of net assets of subsidiaries acquired is capitalized as goodwill and is amortized to the Statement of Financial Performance on a straight line basis over the lower of the period of expected benefit or ten years from the date of investment.

                       FISHER & PAYKEL INDUSTRIES LIMITED

  REVENUE RECOGNITION

     Goods

     Sales of appliances and healthcare products are recognized in accordance with the terms of sale when title has been transferred and the benefits of ownership and risk of loss passes to the customer.

     Investment Income

     Dividend income is recognized in the period the dividend is declared. Interest is accounted for as earned.

     Income on Finance Business Receivables

     Finance receivables are recorded when a contract is signed and the product has been delivered. Income on finance business receivables is recognized on an actuarial basis (effective interest method) calculated on the net amount outstanding.

  ADVERTISING AND SALES PROMOTION COSTS

     All advertising and sale promotion costs are expensed as incurred.

  EARNINGS PER SHARE

     Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during each period.

     Diluted earnings per share is calculated by using the weighted average number of ordinary shares outstanding during each period, adjusted to include the potentially dilutive effect if securities or other contracts to issue ordinary shares were exercised or converted into shares. There were no potentially dilutive securities or contracts outstanding during the periods presented.

  EMPLOYEE SHARE OWNERSHIP PLANS

     The group operates two employee share ownership plans for employees. The initial purchase of shares by the schemes is funded by advances from the Group, the advances being recognized as assets in the statement of financial position. No compensatory expense is recognized in the statement of financial performance (see note 9).

  EMPLOYEE ENTITLEMENT

     Employee entitlements to salaries and wages, annual leave, long service leave and other benefits are recognized when they accrue to employees. The group operates a defined benefit pension plan for employees. Contributions to the plan are expensed when made.

  INVENTORIES

     Inventories are valued at the lower of cost, on a first-in, first-out basis, or net realizable value. Cost includes all costs except finance, administration, selling and distribution overheads.

                       FISHER & PAYKEL INDUSTRIES LIMITED

  FIXED ASSETS

     Fixed assets are recorded at cost with the exception of land and buildings acquired prior to April 1, 1989, which are valued at 100% of independent professional valuations obtained at March 31, 1992. The valuer, Darroch & Co Ltd, who are Associates of the New Zealand Institute of Valuers, advise the bases of the valuations as of March 31, 1992 were open market values for existing use, with a willing but not anxious buyer and a willing but not anxious seller. In accordance with the transitional provisions of the Institute of Chartered Accountants of New Zealand Statement of Standard Accounting Practice No. 28, Accounting for Fixed Assets, land and buildings are included in the accounts at the gross carrying amount.

     Effective April 1, 2000 interest costs incurred during the period required to complete and prepare the fixed asset for its intended use are capitalized as part of the total cost.

     External software direct costs together with payroll and payroll related costs for employees directly associated with the development of software are capitalized. Costs associated with upgrades and enhancements are capitalized to the extent they result in additional functionality.

  IMPAIRMENT OF LONG LIVED ASSETS

     Annually the directors assess the carrying value of each asset considering them on a grouped basis determined at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other group assets.

     Where the estimated recoverable amount of the asset based upon the undiscounted future cash flows is less than its carrying amount, the asset is written down to assessed fair value.

  DEPRECIATION

     Fixed Assets, other than Freehold Land and Capital Work in Progress, have been depreciated on a straightline basis writing off the original cost or valuations of the assets over their estimated useful lives as follows:

Buildings...................................................     50 years
Plant and Equipment.........................................   3-15 years
Vehicles....................................................      5 years
Tooling.....................................................      3 years
Software....................................................   3-10 years

  INVESTMENTS

     Subsidiary companies are valued at net tangible asset value. Other investments are valued at lower of cost or net realizable value.

  LEASES

     Operating lease payments are expensed on a straight line basis over the period of the lease.

  RESEARCH AND DEVELOPMENT

     Research and development expenditure is expensed as it is incurred. Development costs of Product Innovation as a process at Fisher & Paykel are, in the main, indistinguishable as to whether the benefits will be applied to current or future products.

                       FISHER & PAYKEL INDUSTRIES LIMITED

  FINANCE RECEIVABLES AND TRADE DEBTORS

     Finance receivables are shown net of provisions for doubtful debts, unearned income and financing losses which are expected in future accounting periods. All known losses are written off in the period in which they become evident.

     A specific provision is maintained to cover all identified doubtful debts. All known bad debts are written off against the specific provision in the period in which they become classified as irrecoverable.

  PROVISION FOR WARRANTY

     Provision for warranty covers the obligations for the unexpired warranty periods for products, based on recent historical costs incurred on warranty exposure. Warranty terms vary as described below:

 BUSINESS             LOCATION                        WARRANTY
-----------  --------------------------  ----------------------------------
Appliances   New Zealand and Australia   2 years parts and labor
             United States               5 years parts and 1 year labor
Healthcare   Internationally             1 to 2 years parts or parts and
                                         labor

  DEBENTURE ISSUE EXPENSES

     Issuing costs are capitalized where they can be matched with a related borrowing, otherwise they are expensed as incurred. Capitalized costs are amortized to interest costs evenly over the term of the borrowings.

  TAXATION

     The taxation expense charged to earnings includes both current and deferred tax and is calculated after allowing for permanent differences.

     The liability method of accounting for the taxation effect of all timing differences is used. Deferred tax is accounted for using the comprehensive basis on all timing differences. Any future taxation benefit is recognized only to the extent that there is virtual certainty of recovery in subsequent periods.

  FOREIGN CURRENCIES

     Transactions in foreign currencies are converted at the rate of exchange prevailing at the date of the transaction.

     At balance date, foreign monetary assets and liabilities are translated at the year end closing rates, and exchange variations arising from these transactions are included in the Statement of Financial Performance.

     Gains and losses and costs arising on forward and participating forward foreign currency contracts that are effective as hedges of anticipated transactions are deferred until the date of such transactions at which time they are included in the determination of Group profit and separately reported as foreign currency exchange profit (loss).

     For the purposes of these financial statements, the U.S. dollar has been adopted as the reporting currency. The primary functional currency of the company is the NZ dollar. The

                       FISHER & PAYKEL INDUSTRIES LIMITED
financial statements for the years ended March 31, 1999, 2000 and 2001 have been converted into U.S. dollars using the translation method required to translate the financial statements of foreign subsidiaries, as detailed below.

     The financial statements of foreign subsidiaries are translated at the following exchange rates:

     -     the year end closing exchange rate for assets and liabilities; and

     - the monthly weighted average exchange rate for revenue and expense transactions.

     The exchange rate difference from translating the opening net investment and revenue and expense transactions at rates different from that which was previously reported is reflected in the foreign currency translation reserve.

  STATEMENT OF CASH FLOWS

     The following are the definitions of the terms used in the Statement of Cash Flows:

          a) Cash comprises cash on hand, bank balances and call borrowings.

          b) Investing activities are those activities relating to the acquisition, holding and disposal of fixed assets, investments and finance receivables.

          c) Financing activities are those activities which result in changes in the size and composition of the capital structure of the Group. This includes both equity and debt not falling within the definition of cash. Dividends paid are included in financing activities.

          d) Operating activities include all transactions and other events that are not investing or financing activities.

  FINANCIAL INSTRUMENTS

     Derivative financial instruments including forward foreign currency contracts, participating forward foreign currency contracts and interest rate swaps are used to reduce exposure to fluctuations in foreign currency exchange rates and interest rates.

     All derivative financial instruments are held to manage interest rate risk on borrowings and foreign exchange risk on anticipated sales and purchases. For a derivative contract to be classified as a hedge a rational correlation must exist with the underlying transaction where risk is being managed. In circumstances where a rational correlation between the derivative instrument and the underlying transaction ceases, including circumstances where anticipated transactions do not occur, the gain or loss is recognized immediately in the Statement of Financial Performance. In circumstances where a hedge instrument is terminated but the underlying risk being managed remains the gain or loss is amortized over the remaining life of the risk or, if appropriate, is deferred until the transaction occurs.

     Differentials on interest rate swap agreements are recognized on an accrual basis over the life of the swap and are included in interest expense.

  ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                       FISHER & PAYKEL INDUSTRIES LIMITED

  RECLASSIFICATIONS

     Certain reclassifications of prior years' data have been made to conform to current year's classifications.

CHANGES IN ACCOUNTING POLICIES AND RECENTLY ISSUED ACCOUNTING STANDARDS

     As of April 1, 2000 the Group changed its accounting policy with respect to capitalization of financing costs. Under the new policy, financing costs that are directly attributable to the acquisition or construction of a fixed asset are capitalized. Formerly, all financing costs were expensed as incurred.

     In addition, in order to comply with the requirements of Financial Reporting Standard No. 5, Events After Balance Date (FRS-5), the Group changed its accounting policy with respect to the date of recognition of the liability to pay dividends to shareholders. Under the new policy, dividends are recognized at the date they are declared by the Directors. Formerly, a provision for a dividend was recognized at balance date even if the dividend for that financial year had been declared after that date. The Group has adopted the requirements of FRS-5 earlier than the standard requires. Under the Standard, the restatement of prior periods is not acceptable.

     There have been no other changes in accounting policies.

                       FISHER & PAYKEL INDUSTRIES LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 OPERATING REVENUE

                                       PARENT                      CONSOLIDATED
                             --------------------------   ------------------------------
                                             FISCAL YEAR ENDED MARCH 31,
                             -----------------------------------------------------------
                              1999      2000      2001      1999       2000       2001
                             -------   -------   ------   --------   --------   --------
                                           (IN THOUSANDS OF U.S. DOLLARS)
Continuing operations:
  New Zealand sale of
     products..............                               $100,823   $112,003   $ 93,827
  Overseas sale of
     products..............                                238,492    285,616    293,142
                                                          --------   --------   --------
                                                           339,315    397,619    386,969
Finance
  New Zealand..............                                 18,141     17,390     16,306
Dividend...................  $13,769   $24,268   $9,721         97         55         76
Interest...................    8,671     5,769       97        599        506        362
                             -------   -------   ------   --------   --------   --------
          Total continuing
            operations.....   22,440    30,037    9,818    358,152    415,570    403,713
                             -------   -------   ------   --------   --------   --------
Discontinued operations:
  New Zealand sale of
     products..............                                 34,138      2,094         32
  Overseas sale of
     products..............                                  2,435      1,702         19
                                                          --------   --------   --------
                                                            36,573      3,796         51
  Finance overseas.........                                  2,879      3,869      2,277
                                                          --------   --------   --------
          Total
            discontinued
            operations.....                                 39,452      7,665      2,328
                             -------   -------   ------   --------   --------   --------
          Total operating
            revenue........  $22,440   $30,037   $9,818   $397,604   $423,235   $406,041
                             =======   =======   ======   ========   ========   ========

                       FISHER & PAYKEL INDUSTRIES LIMITED

2 NET OPERATING PROFIT

                                               PARENT                    CONSOLIDATED
                                     --------------------------   ---------------------------
                                                   FISCAL YEAR ENDED MARCH 31,
                                     --------------------------------------------------------
                                      1999      2000      2001     1999      2000      2001
                                     -------   -------   ------   -------   -------   -------
                                                  (IN THOUSANDS OF U.S. DOLLARS)
Profit from continuing operations
  before taxation..................  $22,312   $29,870   $9,625   $15,305   $44,630   $ 6,428
After charging:
Remuneration of auditors:
  Audit fees.......................                                   246       261       234
  Other services...................                                    30        81        62
Donations..........................                                    46        31        47
Depreciation:
  Trading(1).......................                                19,118    23,076    20,539
  Finance group....................                                   761       704       935
Goodwill amortization..............                                    67       199       168

Interest:
  Term borrowings..................                                 1,901     1,813     1,834
  Other............................                                 3,486     3,574     3,315
  Finance group....................                                 7,018     6,059     6,989
Foreign currency exchange profit
  (loss)...........................                                (4,911)   (1,997)   11,456
Unrealized loss on foreign currency
  instruments......................                                    --        --    29,429
Research and development...........                                 7,682     7,958     8,180
Rental and operating leases........                                 5,445     6,122     4,819
Bad debts written off:
  Trading..........................                                   206       136       418
  Finance group....................                                   713       652       949
Movement in provision for doubtful
  debts:
  Trading..........................                                   (87)      (93)     (124)
  Finance group....................                                  (245)     (323)     (313)
Directors' fees....................       85        84       99        85        84        99

Abnormal items:
  Loss on sale of land and
    buildings......................                                 2,200        --        --
  Permanent impairment of fixed
    assets(2)......................                                 1,451        --        --
  Permanent impairment of
    investment and writedown of
    advances(3)....................                                    --        --     2,404
  Restructuring costs
    incurred(4)....................                                11,532        --     2,055
  Provision for restructuring and
    closure costs(4)...............                                 1,195        --        --
                                                                  -------   -------   -------
                                                                   16,378        --     4,459

------------
(1) Depreciation

    Certain items of Appliances' plant were assessed as having longer economic lives resulting in a reduction in the depreciation charge for 2001 of $0.8 million.

(2) In 1999, as part of a product rationalization, plant and equipment of $1.5 million was written off as having no recoverable value.

                       FISHER & PAYKEL INDUSTRIES LIMITED

(3) On March 31, 2001, Appliances reassessed the carrying values of its investment in Hill & Stewart, loans to other Hill & Stewart shareholders, and advances to Hill & Stewart resulting in a permanent impairment of the investment and a writedown of the realizable value of the loans and advances of $2.4 million.

(4) In the year ended March 31, 2001, Appliances incurred restructuring and redundancy costs of $2.0 million in changing from a divisional structure to a centralized structure approach to improve operating efficiency. Finance New Zealand incurred restructuring and redundancy costs of $0.1 million.

    In 1999, Appliances incurred restructuring costs of $11.5 million and made provision for $1.2 million additional costs that were incurred in 2000. These restructuring costs included redundancy costs for more than 300 employees (many of whom were long serving) in the rationalization of managerial functions, and the buyout of a number of historical staff allowances.

                                                 PARENT                   CONSOLIDATED
                                       --------------------------   -------------------------
                                                    FISCAL YEAR ENDED MARCH 31,
                                       ------------------------------------------------------
                                        1999      2000      2001     1999      2000     2001
                                       -------   -------   ------   -------   -------   -----
                                                   (IN THOUSANDS OF U.S. DOLLARS)
Profit (loss) from discontinued
  operations before taxation.........                               $(3,901)  $(1,408)  $ 639
After charging:
Depreciation.........................                                   585       250     171
Interest:
  Other..............................                                    29        --      --
  Finance group......................                                   675     1,105     627
Rental and operating leases..........                                    52        80      13
Bad debts written off................                                   882       760     261
Movement in provision for doubtful
  debts..............................                                  (224)      116     278
Abnormal items:
  Cellnet divestment (net gain)(1)...                                (6,753)       --      --
  Panasonic divestment(1)............                                    82        --      --
  Writedown of fixed assets to
    recoverable amount(1)............                                 2,847        --      --
  Provision for closure costs(1).....                                 3,629        --    (605)

---------------
(1) In fiscal year 1999 the Group announced it would focus on three core businesses -- Appliances, Healthcare and Finance.

    Businesses that were not part of those core activities were either divested ($6.7 million) during fiscal year 1999 or their assets written down to realizable values ($2.8 million) together with provision made for closure costs of $3.6 million. Divestments included the sale of Cellnet (a retailer of mobile airtime) to Telecom New Zealand for a net gain of $6.8 million, the sale of the Panasonic Division (a distributor of electronic consumer product) to Matsushita Electric of Japan for a net loss of $0.1 million and provision for divestment and/or closure of Screencraft (printed circuit board manufacturing), Lucent Technology Inc.'s distribution agency and PSC (a manufacturer of electronic machine controllers) of $4.8 million including writedown of equipment to recoverable value. A closure provision of $1.9 million was made for Finance Australia to discontinue business.

    The fiscal 2001 amount represents a gain from the release of the excess portion of the provision for closure costs, which was determined to no longer be necessary.

                                                                       CONSOLIDATED
                                                              -------------------------------
                                                                FISCAL YEAR ENDED MARCH 31,
                                                              -------------------------------
                                                                1999       2000        2001
                                                              --------   ---------   --------
                                                              (IN THOUSANDS OF U.S. DOLLARS)
Provision for restructuring and closure costs
Balance brought forward.....................................   $   --     $ 4,763     $1,736
Provision charged to earnings...............................    4,824         (23)      (605)
Cash payments...............................................       --      (2,930)      (593)
Other.......................................................       --          --         15
Effect of foreign currency translation......................      (61)        (74)      (231)
                                                               ------     -------     ------
Balance carried forward.....................................   $4,763     $ 1,736     $  322
                                                               ======     =======     ======

                       FISHER & PAYKEL INDUSTRIES LIMITED

3 TAXATION

                                               PARENT                     CONSOLIDATED
                                     ---------------------------   ---------------------------
                                                    FISCAL YEAR ENDED MARCH 31,
                                     ---------------------------------------------------------
                                      1999      2000      2001      1999      2000      2001
                                     -------   -------   -------   -------   -------   -------
                                                  (IN THOUSANDS OF U.S. DOLLARS)
Profit from continuing operations
  before taxation..................  $22,312   $29,870   $ 9,625   $15,305   $44,630   $ 6,428
Taxation at current rate of 33%....    7,363     9,857     3,176     5,051    14,728     2,121
Adjustments to taxation for:
  Non-assessable income............   (4,831)   (7,902)   (3,227)      (15)      (27)      (57)
  Non-deductible items (1999 loss
    on Building sale)..............                                    993        71       344
  Attributed foreign income........                                    (84)      100        14
  Foreign rates other than 33%.....                                    (75)      370       341
                                     -------   -------   -------   -------   -------   -------
This year's taxation...............    2,532     1,955       (51)    5,870    15,242     2,763
Other..............................      941      (107)      729       131       194        61
Tax rate change in Australia (2001
  30%, 2000 34%, 1999 36%).........                                     --       142        93
                                     -------   -------   -------   -------   -------   -------
Income tax expense from continuing
  operations.......................    3,473     1,848       678     6,001    15,578     2,917
                                     -------   -------   -------   -------   -------   -------
Profit from discontinued operations
  before taxation..................                                 (3,901)   (1,408)      639
Taxation at current rate of 33%....                                 (1,288)     (465)      211
Adjustments to taxation for:
  Non-assessable income (1999 non
    taxable gains on disposal of
    Cellnet & Panasonic)...........                                 (3,059)       --        --
  Non-deductible items.............                                     83        16        --
  Foreign rates other than 33%.....                                    (24)      (24)        3
                                                                   -------   -------   -------
This year's taxation...............                                 (4,288)     (473)      214
                                                                   -------   -------   -------
Income tax expense from
  discontinued operations..........                                 (4,288)     (473)      214
                                                                   -------   -------   -------
         Total income tax
           expense.................  $ 3,473   $ 1,848   $   678   $ 1,713   $15,105   $ 3,131
                                     =======   =======   =======   =======   =======   =======
This is represented by:
  Current taxation.................  $ 3,473   $ 1,848   $   678   $ 3,234   $13,885   $ 7,451
  Deferred taxation................                                 (1,521)    1,220    (4,320)
                                     -------   -------   -------   -------   -------   -------
                                     $ 3,473   $ 1,848   $   678   $ 1,713   $15,105   $ 3,131
                                     =======   =======   =======   =======   =======   =======

                       FISHER & PAYKEL INDUSTRIES LIMITED

4 DEBTORS AND PREPAYMENTS

                                                   PARENT              CONSOLIDATED
                                            --------------------    ------------------
                                                         AS OF MARCH 31,
                                            ------------------------------------------
                                              2000        2001       2000       2001
                                            --------    --------    -------    -------
                                                  (IN THOUSANDS OF U.S. DOLLARS)
Trade receivables.........................                          $50,507    $43,659
Less allowance for doubtful accounts......                             (320)      (251)
                                                                    -------    -------
                                                                     50,187     43,408
Other debtors and prepayments.............                            4,659      2,967
Separation costs (note 24)................                               --      1,081
                                                                    -------    -------
                                                                    $54,846    $47,456
                                                                    =======    =======

5 FINANCE RECEIVABLES

                                                PARENT               CONSOLIDATED
                                         --------------------    --------------------
                                                       AS OF MARCH 31,
                                         --------------------------------------------
                                           2000        2001        2000        2001
                                         --------    --------    --------    --------
                                                (IN THOUSANDS OF U.S. DOLLARS)
Receivable within one year.............                          $ 96,682    $ 76,464
Less provision for bad and doubtful
  debts................................                            (2,144)     (1,298)
                                                                 --------    --------
                                                                   94,538      75,166
Less provision for unearned interest...                            (6,922)     (6,912)
                                                                 --------    --------
Net receivables due within one year....                            87,616      68,254
                                                                 --------    --------
Receivable beyond one year.............                            55,406      45,979
Less provision for bad and doubtful
  debts................................                            (1,229)       (784)
                                                                 --------    --------
                                                                   54,177      45,195
Less provision for unearned interest...                            (3,967)     (4,181)
                                                                 --------    --------
Net receivables due beyond one year....                            50,210      41,014
                                                                 --------    --------
          Total finance receivables....                          $137,826    $109,268
                                                                 ========    ========

     Finance receivables are comprised of advances to customers including advances where interest for the term of the advance is included within finance receivables and advances where interest is charged on a daily basis (see note
27).

                       FISHER & PAYKEL INDUSTRIES LIMITED

6 INVENTORIES

                                                   PARENT              CONSOLIDATED
                                            --------------------    ------------------
                                              2000        2001       2000       2001
                                            --------    --------    -------    -------
                                                  (IN THOUSANDS OF U.S. DOLLARS)
Materials.................................                          $27,860    $26,435
Spare parts...............................                            2,261      2,246
Finished products.........................                           43,237     36,972
Provision for obsolescence................                             (451)      (344)
                                                                    -------    -------
                                                                    $72,907    $65,309
                                                                    =======    =======

7 TAXATION

                                                PARENT               CONSOLIDATED
                                         --------------------    --------------------
                                                       AS OF MARCH 31,
                                         --------------------------------------------
                                           2000        2001        2000        2001
                                         --------    --------    --------    --------
                                                (IN THOUSANDS OF U.S. DOLLARS)
Balance at beginning of year:
  Taxation payable.....................  $   (112)   $     --    $   (508)   $ (1,199)
  Taxation recoverable.................        --         791       6,731       3,173
Total taxation expense in current
  year.................................    (1,848)       (678)    (13,885)     (7,451)
Taxation paid..........................       820         263       7,906       6,160
Supplementary dividend tax credit......     1,960         335       1,960         335
Other movements........................         1          31        (411)         --
Effect of foreign currency
  translation..........................       (30)       (145)        181        (295)
                                         --------    --------    --------    --------
Balance at end of year:
  Taxation payable.....................                            (1,199)     (2,127)
  Taxation recoverable.................       791         597       3,173       2,850
                                         ========    ========    ========    ========

8 FIXED ASSETS

                                                     PARENT             CONSOLIDATED
                                               -------------------   -------------------
                                                            AS OF MARCH 31,
                                               -----------------------------------------
                                                 2000       2001       2000       2001
                                               --------   --------   --------   --------
                                                    (IN THOUSANDS OF U.S. DOLLARS)
Buildings (at cost)..........................                        $ 45,222   $ 53,313
Less depreciation............................                           4,819      5,116
                                                                     --------   --------
                                                                     $ 40,403   $ 48,197
                                                                     ========   ========
Buildings at valuation on March 31, 1992.....                        $  7,124   $  5,788
Less depreciation............................                           1,060        956
                                                                     --------   --------
                                                                     $  6,064   $  4,832
                                                                     ========   ========
Land (at cost)...............................                        $  9,712   $  7,891
Land at valuation on March 31, 1992..........                           2,470      2,007
                                                                     --------   --------
                                                                     $ 12,182   $  9,898
                                                                     ========   ========

                       FISHER & PAYKEL INDUSTRIES LIMITED

                                                     PARENT             CONSOLIDATED
                                               -------------------   -------------------
                                                            AS OF MARCH 31,
                                               -----------------------------------------
                                                 2000       2001       2000       2001
                                               --------   --------   --------   --------
                                                    (IN THOUSANDS OF U.S. DOLLARS)
Leasehold improvements (at cost).............                        $    858   $    868
Less depreciation............................                             250        306
                                                                     --------   --------
                                                                     $    608   $    562
                                                                     ========   ========
Plant and equipment (at cost)................                        $208,478   $180,630
Less depreciation............................                         120,716    110,770
                                                                     --------   --------
                                                                     $ 87,762   $ 69,860
                                                                     ========   ========
Computer software (at cost)..................                        $ 17,651   $ 15,470
Less depreciation............................                           7,162      7,411
                                                                     --------   --------
                                                                     $ 10,489   $  8,059
                                                                     ========   ========
Capital projects (at cost) -- Buildings......                        $ 15,261   $     --
                           -- Other..........                           4,898      3,684
                                                                     --------   --------
                                                                       20,159      3,684
                                                                     --------   --------
                                                                     $177,667   $145,092
                                                                     ========   ========

     The independent valuation of land and buildings as of March 31, 2001 was $64.5 million (2000 $63.3 million excluding capital projects).

9 EMPLOYEE SHARE OWNERSHIP PLANS

                                                         PARENT           CONSOLIDATED
                                                    ----------------    ----------------
                                                              AS OF MARCH 31,
                                                    ------------------------------------
                                                     2000      2001      2000      2001
                                                    ------    ------    ------    ------
                                                       (IN THOUSANDS OF U.S. DOLLARS)
Share purchase loans..............................  $6,530    $4,554    $6,530    $4,554

     Share purchase loans are made by the company under the share purchase plans to assist with the purchase of fully paid ordinary shares in the company. Loans made under the plans are with full recourse to the participant's assets.

     Shares are normally issued at a discount ranging from 20% to 33% of market price, on terms permitted by the plans in accordance with sections CH2 or DF7 of the New Zealand Income Tax Act 1974, with no interest or a nominal interest rate being charged on the loans. The qualifying periods between grant and vesting date are 3 or 8 years. Dividends paid during the qualifying period on shares allocated to employees and executives under the plans are paid to the employees and are credited to the executives loan. Voting rights on the shares are exercisable by the employees under their plans, but by the trustees under the executives' plans.

     4,667,000 shares (2000 4,814,700) are held by the plans, being 3.9% (2000
4.1%) of the company's issued and paid up capital. As of March 31, 2001, all shares were allocated to employees or executives, except for 244,900 (2000 141,200). Once vested an employee participant may elect to transfer the shares into his or her own name, after which the shares are freely transferable.

     All shares are allocated to employees at the time of issue, on the condition that should they leave the company before the qualifying period ends, their shares will be repurchased by the

                       FISHER & PAYKEL INDUSTRIES LIMITED
trustees at the lesser of market price and the price at which the shares were originally allocated to the employee, subject to repayment of the original loan.

     Any such shares are re-allocated to other employees by the trustees. Trustees of the employee share purchase plans are appointed by the company.

     Information relating to shares issued under the plans is as follows:

                                                    FISCAL YEAR ENDED MARCH 31,
                                    ------------------------------------------------------------
                                           1999                 2000                 2001
                                    ------------------   ------------------   ------------------
                                    PRICE*    NUMBER     PRICE*    NUMBER     PRICE*    NUMBER
                                     US$     OF SHARES    US$     OF SHARES    US$     OF SHARES
                                    ------   ---------   ------   ---------   ------   ---------
As of beginning of the year.......   1.75    4,828,800    1.74    4,531,300    1.72    4,793,500
Granted during the year...........     --           --    2.54      737,400      --           --
Vested during the year............   1.84     (149,100)   1.87     (373,150)   1.19     (274,050)
Lapsed due to resignation.........   1.84     (148,400)   1.79     (102,050)   1.77      (97,350)
                                     ----    ---------    ----    ---------    ----    ---------
As of end of year.................   1.74    4,531,300    1.72    4,793,500    1.40    4,422,100
                                     ====    =========    ====    =========    ====    =========

                                         NON-VESTED                               REMAINING
                                           SHARES       PRICE RANGE    PRICE*     PERIOD TO
PERIOD GRANTED                           OUTSTANDING        US$         US$        VESTING
--------------                           -----------    -----------    ------    ------------
Pre March 31, 1998.....................   3,755,000     1.58 - 2.08     1.75     3 to 5 years
April 1, 1998 - March 31, 1999.........          --
April 1, 1999 - March 31, 2000.........     667,100            2.54     2.54     1 to 2 years
April 1, 2000 - March 31, 2001.........          --
                                          ---------
                                          4,422,100
                                          =========

------------
* Weighted average

10 INVESTMENTS IN SUBSIDIARIES

                                                                    PARENT
                                                              ------------------
                                                               AS OF MARCH 31,
                                                              ------------------
                                                               2000       2001
                                                              -------    -------
                                                               (IN THOUSANDS OF
                                                                U.S. DOLLARS)
Shares in subsidiary companies..............................  $96,369    $65,838

     The Parent's investment in subsidiaries comprises shares at net asset value. The assets and liabilities attributed to Fisher & Paykel Industries Limited are largely owned by the following subsidiaries.

                                 COUNTRY OF    INTEREST HELD
PRINCIPAL SUBSIDIARIES            DOMICILE        BY GROUP            PRINCIPAL ACTIVITIES
----------------------           ----------    --------------         --------------------
                                               2001     2000
                                               -----    -----
*Fisher & Paykel Limited.......  NZ             100%     100%    Manufacture & distribution of
                                                                 appliances
*Fisher & Paykel Australia Pty
  Limited......................  Australia      100%     100%    Distribution of appliances
*Fisher & Paykel Manufacturing
  Pty Limited..................  Australia      100%     100%    Manufacture of appliances

                       FISHER & PAYKEL INDUSTRIES LIMITED

                                 COUNTRY OF    INTEREST HELD
PRINCIPAL SUBSIDIARIES            DOMICILE        BY GROUP            PRINCIPAL ACTIVITIES
----------------------           ----------    --------------         --------------------
                                               2001     2000
                                               -----    -----
Fisher & Paykel (Singapore) Pte
  Limited......................  Singapore      100%     100%    Distribution of appliances
Fisher & Paykel Appliances
  Inc..........................  USA            100%     100%    Distribution of appliances
Fisher & Paykel Appliances
  Limited......................  UK             100%     100%    Distribution of appliances
*Fisher & Paykel Healthcare
  Limited......................  NZ             100%     100%    Manufacture & distribution of
                                                                 healthcare products
Fisher & Paykel Healthcare
  Limited......................  UK             100%     100%    Distribution of healthcare
                                                                 products
Fisher & Paykel Healthcare Pty
  Limited......................  Australia      100%     100%    Distribution of healthcare
                                                                 products
Fisher & Paykel Healthcare
  Inc..........................  USA            100%     100%    Distribution of healthcare
                                                                 products
Fisher & Paykel Healthcare
  SAS..........................  France         100%     100%    Distribution of healthcare
                                                                 products
Fisher & Paykel Healthcare GmbH
  & Co KG......................  Germany        100%     100%    Distribution of healthcare
                                                                 products
Fisher & Paykel Finance
  Limited......................  NZ             100%     100%    Consumer & commercial finance
Consumer Finance Limited.......  NZ             100%     100%    Consumer finance
Equipment Finance Limited......  NZ             100%     100%    Commercial finance
Fisher & Paykel Holdings Inc.
  (USA)........................  USA            100%     100%    Non-trading holding company
*Fisher & Paykel Australia
  Holdings Limited.............  Australia      100%     100%    Non-trading holding company
*Fisher & Paykel Production
  Machinery Limited............  NZ             100%     100%    Machinery manufacturer

     All subsidiaries have a balance date of March 31.
------------
* Fisher & Paykel Industries Limited together with those above companies marked with an asterisk are the major companies in the negative pledge agreement.

                       FISHER & PAYKEL INDUSTRIES LIMITED

11 DEFERRED TAXATION/FUTURE TAXATION BENEFIT

                                                    PARENT             CONSOLIDATED
                                             --------------------    -----------------
                                                          AS OF MARCH 31,
                                             -----------------------------------------
                                               2000        2001       2000       2001
                                             --------    --------    -------    ------
                                                  (IN THOUSANDS OF U.S. DOLLARS)
Balance at beginning of year:
  Deferred taxation........................                          $ 1,882    $1,186
Current year timing differences............                           (1,220)    4,320
Other movements............................                              494       133
Effect of foreign currency translation.....                               30      (573)
                                                                     -------    ------
Balance at end of year:
  Deferred taxation........................                          $ 1,186    $5,066
                                                                     =======    ======

12 BANK OVERDRAFTS AND CALL BORROWINGS

                                                     PARENT             CONSOLIDATED
                                              --------------------    ----------------
                                                          AS OF MARCH 31,
                                              ----------------------------------------
                                                2000        2001       2000      2001
                                              --------    --------    ------    ------
                                                   (IN THOUSANDS OF U.S. DOLLARS)
Bank overdrafts.............................                          $2,589    $1,398
Call borrowings.............................                           6,944     1,008

     Call borrowings and bank overdrafts in foreign currencies total:

AUD    0.0 million (2000 AUD 1.3 million)
NZD    6.0 million (2000 NZD 19.2 million)
SGD    0.5 million (2000 SGD 0.5 million)
GBP    0.4 million (2000 GBP 0.2 million)
EUR    0.6 million (2000 EUR 0.3 million)

     Call borrowings and bank overdrafts are repayable on demand and come under the Negative Pledge Agreement as set out in note 15.

                                                                   AS OF MARCH 31,
                                                                ---------------------
UNUSED LINES OF CREDIT                                            2000        2001
----------------------                                          --------    ---------
                                                                (IN THOUSANDS OF U.S.
                                                                      DOLLARS)
Bank overdraft and call borrowing facilities................     $8,274      $21,067

                       FISHER & PAYKEL INDUSTRIES LIMITED

13 PROVISIONS

                                                      PARENT            CONSOLIDATED
                                                ------------------    -----------------
                                                            AS OF MARCH 31,
                                                ---------------------------------------
                                                 2000       2001       2000      2001
                                                -------    -------    ------    -------
                                                    (IN THOUSANDS OF U.S. DOLLARS)
Current
Warranty and service contracts................                        $7,931    $ 7,586
Restructuring and closure costs...............                         1,736        322
Unrealized loss on foreign currency
  instruments(1)..............................                            --     18,666
Other.........................................                            --      1,813
                                                                      ------    -------
                                                                       9,667     28,387
                                                                      ------    -------
Term
Warranty and service contracts................                         4,153      4,300
Unrealized loss on foreign currency
  instruments(1)..............................                            --      8,442
                                                                      ------    -------
                                                                      $4,153    $12,742
                                                                      ======    =======

------------
(1) These amounts are calculated at year end foreign exchange rates, whereas the $29.4 million in note 2 above is translated at the average exchange rate for the fiscal year ended March 31, 2001.

14 FINANCE BORROWINGS

                                                  PARENT              CONSOLIDATED
                                            -------------------    -------------------
                                                         AS OF MARCH 31,
                                            ------------------------------------------
                                             2000        2001        2000       2001
                                            -------    --------    --------    -------
                                                  (IN THOUSANDS OF U.S. DOLLARS)
SUBORDINATED DEBT
Due for repayment between one and two
  years...................................                         $     --    $ 4,030
Due for repayment beyond two years........                            2,480         --
                                                                   --------    -------
                                                                      2,480      4,030
                                                                   --------    -------

     This debt is subordinated to all other creditors. The average rate of interest is 6.7% (2000 7.5%).

SECURED BORROWINGS

     Debenture stock on issue is secured by first floating charge over the assets of Fisher & Paykel Finance Limited (FPFL) and charging subsidiaries (the Charging Group). Currently, all subsidiaries of FPFL are charging subsidiaries.

     All borrowings made by the issue of debenture stock are in accordance with a debenture trust deed. The deed includes several covenants, including that the Charging Group will not:

     (1) permit total liabilities to exceed the aggregate of:

          (a) 91% of total tangible assets (which includes the market worth of public sector and other approved securities) and

                       FISHER & PAYKEL INDUSTRIES LIMITED

          (b) 6.5% of the aggregate of the market worth of public sector and other approved securities.

     (2) permit the first ranking stock (including security stock) and prior charges to exceed the aggregate of:

          (a) 87.5% of total security assets (which includes the market worth of public sector and other approved securities) and

          (b) 10% of the aggregate of the market worth of public sector and other approved securities.

                                                        PARENT            CONSOLIDATED
                                                  ------------------   ------------------
                                                              AS OF MARCH 31,
                                                  ---------------------------------------
                                                   2000       2001       2000      2001
                                                  -------   --------   --------   -------
                                                      (IN THOUSANDS OF U.S. DOLLARS)
(a) Debenture stock due for repayment:
       Within one year   (6.8%, 2000 6.3%)......                         47,387    44,592
       Between one and two years   (7.2%, 2000
       6.5%)....................................                         13,360    10,843
       Between two and three years   (7.3%, 2000
       6.7%)....................................                          2,969     4,039
       Between three and four years   (7.3%,
       2000 6.7%)...............................                          1,801     1,248
       Between four and five years   (7.3%, 2000
       6.7%)....................................                            736       567
                                                                       --------   -------
                                                                         66,253    61,289
                                                                       --------   -------
       The average rate of interest is 6.9% (2000 6.4%).

(b) Secured advances due for repayment:
       Within one year (6.7%,
          2000 6.2%)............................                         39,136    23,149
       Between two and three years
           (6.6%)...............................                             --     6,083
       Between four and five years
           (6.6%)...............................                             --     2,820
                                                                       --------   -------
                                                                         39,136    32,052
                                                                       --------   -------
       The average rate of interest is 6.7% (2000 6.2%).

(c) Bank overdraft.......................................                   389        --
                                                                       --------   -------
Total secured borrowings.................................              $105,778   $93,341
                                                                       ========   =======
UNSECURED BORROWINGS

Australia Finance Group
Due for repayment within one year........................                    --     2,555
Due for repayment between two and three years............                19,061        --
       The average rate of interest is 5.63% (2000 5.8%).

     Finance borrowings in foreign currencies totaled NZ$241.6 million (2000 NZ$218.0 million) and A$5.25 million (2000 A$32.0 million). A negative pledge agreement has been executed with Fisher & Paykel Finance Pty Limited's bankers; however subsequent to year end, this agreement was terminated when the borrowings were repaid.

                       FISHER & PAYKEL INDUSTRIES LIMITED

                                                  PARENT              CONSOLIDATED
                                            -------------------    -------------------
                                                         AS OF MARCH 31,
                                            ------------------------------------------
                                             2000        2001        2000       2001
                                            -------    --------    --------    -------
                                                  (IN THOUSANDS OF U.S. DOLLARS)
Total Finance borrowings..................                         $127,319    $99,926
                                                                   ========    =======
Due within one year.......................                           86,912     70,296
Due after one year........................                           40,407     29,630
                                                                   --------    -------
                                                                    127,319     99,926
                                                                   ========    =======
Unused lines of credit
Bank overdraft............................                            1,123      1,229
Subordinated debt 2 - 3 years.............                            2,480         --
Secured advances within 1 year............                            3,520     11,509
Secured advances 2 - 3 years..............                               --      8,022
Secured advances 4 - 5 years..............                               --      1,210

15 TERM BORROWINGS

                                                    PARENT             CONSOLIDATED
                                              ------------------    ------------------
                                                          AS OF MARCH 31,
                                              ----------------------------------------
                                               2000       2001       2000       2001
                                              -------    -------    -------    -------
                                                   (IN THOUSANDS OF U.S. DOLLARS)
Borrowing facilities due for repayment:
  Current...................................                        $   609    $ 5,748
                                                                    =======    =======
One to two years............................                         12,083     27,641
Two to three years..........................                         19,683      8,507
Three to four years.........................                         38,815      8,060
                                                                    -------    -------
  Term......................................                        $70,581    $44,208
                                                                    =======    =======

     These borrowings have been aged in accordance with the facilities' terms. With the exception of A$19.75 million (being a term loan due for repayment in 2003 and having a fixed interest rate of 6.7%) (2000 A$19.7 million, 6.7%), all borrowings are drawn down by way of short term bills at interest rates current at draw down date (weighted average 6.4%, 2000 6.2%).

     Borrowings in foreign currencies total A$68.0 million (2000 A$66.5 million), EURO 2.3 million (2000 EURO 0 million) and NZ$40.0 million (2000 NZ$50.0 million). A negative pledge agreement has been executed with certain of the Group's bankers. Major trading companies operating under a negative pledge agreement together with the parent company are listed in note 10. The negative pledge includes the covenant that security can be given only in limited circumstances. The principal covenants of the negative pledge are that:

     (a) total liabilities of the Group (excluding the Finance Group) shall not exceed 70% of the Group tangible assets (excluding the Finance Group);

     (b) the tangible net worth of the Group shall be in excess of $80.6 million: and

     (c) the total of net operating profit before taxation for the Group and interest paid by the Group (other than interest paid by the Finance Group) shall exceed 250% of the interest paid by the Group (other than interest paid by the Finance Group).

                       FISHER & PAYKEL INDUSTRIES LIMITED

UNUSED LINES OF CREDIT

                                                               AS OF MARCH 31,
                                                              -----------------
                                                               2000      2001
                                                              ------    -------
                                                              (IN THOUSANDS OF
                                                                U.S. DOLLARS)
Term borrowings current.....................................  $4,391    $   962
Term borrowings 1 - 2 years.................................   3,021     16,904
Term borrowings 2 - 3 years.................................   3,618      2,821
Term borrowings 3 - 4 years.................................   5,741      4,030

16 OTHER CURRENT LIABILITIES

                                                          PARENT          CONSOLIDATED
                                                       ------------    ------------------
                                                                AS OF MARCH 31,
                                                       ----------------------------------
                                                       2000    2001     2000       2001
                                                       ----    ----    -------    -------
                                                         (IN THOUSANDS OF U.S. DOLLARS)
Employees' entitlements..............................                  $10,085    $ 7,843
Other creditors and accruals.........................  $22     $37       9,381      7,690
                                                       ---     ---     -------    -------
                                                       $22     $37     $19,466    $15,533
                                                       ===     ===     =======    =======

17 SHAREHOLDERS EQUITY

     118,111,137 (2000 118,111,137) ordinary shares issued and paid up. All ordinary shares rank equally with one vote attaching to each fully paid ordinary share.

                                                    PARENT                        CONSOLIDATED
                                        ------------------------------   ------------------------------
                                                          FISCAL YEAR ENDED MARCH 31,
                                        ---------------------------------------------------------------
                                          1999       2000       2001       1999       2000       2001
                                        --------   --------   --------   --------   --------   --------
                                                        (IN THOUSANDS OF U.S. DOLLARS)
Share capital and retained earnings
Opening balance.......................  $223,766   $222,296   $227,605   $255,812   $245,194   $250,598
Staff share plan shares issued (2000
  issued 561,900 ordinary shares).....                1,693                    --      1,693         --
Plus profit for the year..............    18,839     28,022      8,947      9,691     28,117      3,936
Less:
  Special dividend....................     9,226      9,163                 9,226      9,163         --
  Interim dividend....................     5,541      6,080      6,202      5,541      6,080      6,202
  Final dividend (recorded in 1999;
    paid in 2000).....................     5,542      9,163                 5,542      9,163         --
                                        --------   --------   --------   --------   --------   --------
         Total capital................  $222,296   $227,605   $230,350   $245,194   $250,598   $248,332
                                        ========   ========   ========   ========   ========   ========

                       FISHER & PAYKEL INDUSTRIES LIMITED

                                                    PARENT                        CONSOLIDATED
                                        ------------------------------   ------------------------------
                                                          FISCAL YEAR ENDED MARCH 31,
                                        ---------------------------------------------------------------
                                          1999       2000       2001       1999       2000       2001
                                        --------   --------   --------   --------   --------   --------
                                                        (IN THOUSANDS OF U.S. DOLLARS)
Reserves
Reserves brought forward..............  $ 42,330   $ 32,625   $ 34,073   $ 13,247   $ 13,247   $ 13,247
Movement for the year.................    (9,705)     1,448     (3,574)        --         --         --
                                        --------   --------   --------   --------   --------   --------
                                          32,625     34,073     30,499     13,247     13,247     13,247
                                        --------   --------   --------   --------   --------   --------
Currency translation reserve brought
  forward.............................   (49,361)   (53,647)   (70,255)   (52,324)   (57,167)   (72,422)
Movement for the year.................    (4,286)   (16,608)   (35,827)    (4,843)   (15,255)   (35,213)
                                        --------   --------   --------   --------   --------   --------
                                         (53,647)   (70,255)  (106,082)   (57,167)   (72,422)  (107,635)
                                        --------   --------   --------   --------   --------   --------
         Total reserves...............  $(21,022)  $(36,182)  $(75,583)  $(43,920)  $(59,175)  $(94,388)
                                        ========   ========   ========   ========   ========   ========
Capital and other reserves carried
  forward.............................  $201,274   $191,423   $154,767   $201,274   $191,423   $153,944
                                        ========   ========   ========   ========   ========   ========

     Dividends are declared and paid in New Zealand dollars. The final dividend for 2001 has not been accrued, see accounting policies.

                       FISHER & PAYKEL INDUSTRIES LIMITED

18 CASH FLOW

     Reconciliation of group profit to cash flows from operating activities

                                                   PARENT                     CONSOLIDATED
                                         --------------------------   -----------------------------
                                                        FISCAL YEAR ENDED MARCH 31,
                                         ----------------------------------------------------------
                                          1999      2000      2001     1999       2000       2001
                                         -------   -------   ------   -------   --------   --------
                                                       (IN THOUSANDS OF U.S. DOLLARS)
Group profit after taxation............  $19,780   $28,022   $8,947   $ 9,691   $ 28,117   $  3,936
Add/(deduct) non-cash items:
Depreciation and writedown of fixed
  assets to recoverable amount.........                                28,391     24,030     21,645
Amortization of goodwill...............                                    67        199        168
Accrued Finance Group interest
  expense..............................                                   111        292        462
Accrued interest income................     (156)     (137)      --      (192)       (42)        42
Movement in provisions.................                                 4,587     (1,925)       201
Movement in deferred tax/future tax
  benefit..............................                                  (500)       863     (3,880)
Movement in working capital:
  Payables and accruals................        2       (13)      15    (6,457)     3,556    (11,268)
  Debtors..............................        3        --       --     6,009     (8,125)     8,471
  Inventory............................                                  (530)    (2,428)     7,598
  Provision for taxation net of
    supplementary dividend paid........    1,624     1,057      194    (3,294)     5,561      1,551
Gain on disposal of operations.........     (866)       --       --    (9,275)        --         --
Write down of investment...............                                    --         --        435
Provision for restructuring and closure
  costs................................                                 4,824         --         --
Provision for foreign exchange loss
  (unrealized).........................                                    --         --     29,429
Foreign currency exchange
  translation..........................       --       (53)    (138)   (1,025)    (4,781)   (12,849)
                                         -------   -------   ------   -------   --------   --------
Net cash flow from operations..........  $20,387   $28,876   $9,018   $32,407   $ 45,317   $ 45,941
                                         =======   =======   ======   =======   ========   ========

    Analysis of subsidiary acquired:
    Fixed assets...................................................   $   357         --         --
    Goodwill on acquisition........................................     2,081         --         --
    Current assets.................................................     2,278         --         --
    Term liabilities...............................................      (807)        --         --
    Current liabilities............................................    (1,281)        --         --
    Effect of foreign currency translation.........................       (80)        --         --
                                                                      -------   --------   --------
                                                                      $ 2,548         --         --
                                                                      =======   ========   ========

    Analysis of operations divested:
    Fixed assets...................................................   $   994         --         --
    Current assets.................................................     8,274         --         --
    Current liabilities............................................      (957)        --         --
    Gain on disposal...............................................     9,275         --         --
    Effect of foreign currency translation.........................      (249)        --         --
                                                                      -------   --------   --------
                                                                      $17,337         --         --
                                                                      =======   ========   ========

                       FISHER & PAYKEL INDUSTRIES LIMITED

19 IMPUTATION CREDIT ACCOUNTS

                                                    PARENT             CONSOLIDATED
                                              -------------------    -----------------
                                                    FISCAL YEAR ENDED MARCH 31,
                                              ----------------------------------------
                                                2000       2001       2000       2001
                                              --------    -------    -------    ------
                                                   (IN THOUSANDS OF U.S. DOLLARS)
Balance brought forward.....................  $ 11,676    $10,150
Imputation credits attached to dividends
  received..................................    11,336      3,416
Tax paid....................................       820         63
Imputation credits attached to dividends
  paid to shareholders......................   (12,755)    (2,664)
Effect of foreign currency translation......      (927)    (1,784)
                                              --------    -------
Balance carried forward.....................  $ 10,150    $ 9,181
                                              ========    =======

     Imputation credits directly and indirectly available to shareholders as of March 31, 2001 are:

                                                   PARENT              CONSOLIDATED
                                             -------------------    ------------------
                                                          AS OF MARCH 31,
                                             -----------------------------------------
                                               2000       2001       2000       2001
                                             --------    -------    -------    -------
                                                  (IN THOUSANDS OF U.S. DOLLARS)
Parent.....................................                         $10,150    $ 9,181
Subsidiaries...............................                           1,073         39
                                                                    -------    -------
Balance carried forward....................                         $11,223    $ 9,220
                                                                    =======    =======

     Dividends paid by New Zealand resident companies may include imputation credits representing the income taxes paid by the company on profits to be distributed as dividends. New Zealand resident shareholders may claim a tax credit equal to the value of the imputation credits attached to dividends. The company acts as a conduit for the central government in achieving taxation relief. Accordingly the credits are not recognized in the financial statements of the company.

20 CONTINGENT LIABILITIES

     Periodically, we are a party to litigation, including product liability claims. To date, such claims have been settled for relatively small monetary amounts which have been expensed or covered by our insurance. We are unaware of the existence of any claim that would have a material impact on the financial position, results of operations or cash flows of the company.

                       FISHER & PAYKEL INDUSTRIES LIMITED

21 COMMITMENTS

                                                      PARENT             CONSOLIDATED
                                                -------------------    ----------------
                                                            AS OF MARCH 31,
                                                ---------------------------------------
                                                  2000       2001       2000      2001
                                                --------    -------    ------    ------
                                                    (IN THOUSANDS OF U.S. DOLLARS)
Capital expenditure commitments at March 31,
  2001:
Within one year...............................                         $4,822    $2,249
                                                                       ------    ------
          Total...............................                         $4,822    $2,249
                                                                       ======    ======
Lease commitments under non-cancellable
  operating leases:
Within one year...............................                         $4,691    $3,981
Between one and two years.....................                          3,712     3,263
Between two and three years...................                          3,135     2,327
Between three and four years..................                          2,202     2,243
Between four and five years...................                          1,889     2,041
Over five years...............................                            836     6,969

     Operating lease commitments relate mainly to occupancy lease of buildings.

22 CURRENCY

     The following currency conversion rates have been applied:

                                                                      AS OF MARCH 31,
                                                                  -----------------------
                                                                  1999     2000     2001
                                                                  -----    -----    -----
US$1.00 =  NZD..................................................  1.852    2.016    2.481
           AUD..................................................  1.574    1.651    2.055
           GBP..................................................  0.611    0.627    0.707
           SGD..................................................  1.704    1.714    1.801
           EUR..................................................  0.907    1.042    1.144

23 RELATED PARTY TRANSACTIONS

     (a) The Group has a 49% interest in Hill & Stewart Appliances Limited. Indirectly, under the Companies Act 1993, the Group is deemed to have control of the remaining shareholding through the loan documentation to the other shareholders of Hill & Stewart. The Group considers, as these interests are not intended to be core business, but one of a short term transitional support, that consolidation of Hill & Stewart's financial statements is not appropriate as provided for under the New Zealand Statement of Standard Accounting Practice 8 paragraph 5-22.

     On March 31, 2001, Appliances reassessed the carrying values of its investment in Hill & Stewart and loans to associated shareholders and advances to Hill & Stewart of $4.4 million, resulting in a permanent impairment of the investment and a writedown of the loans and advances to realizable value of $2.2 million, with a view to disposal of its interest within 12 months of balance date. Net realizable value for the investment in Hill & Stewart was determined to be equal to fair value less cost to sell. Fair value is based on estimated current prices for the underlying assets. Net realizable value for the loans and advances was determined to be equal to the present value of expected future cash flows.

                       FISHER & PAYKEL INDUSTRIES LIMITED

     Hill & Stewart's turnover, as a retailer of appliances and electronic consumer products, for the year ended March 31, 2001 was $21.2 million. The Group's share of pre and post taxation profit (there being no dividend paid or receivable), and post acquisition reserves is NIL as of March 31, 2001.

     Hill & Stewart's carrying values (unaudited) were:

                                                          AS OF MARCH 31, 2001
                                                          ---------------------
                                                          (IN THOUSANDS OF U.S.
                                                                DOLLARS)
ASSETS
Debtors and prepayments.................................         $1,592
Inventory...............................................          2,962
Fixed assets............................................          1,169
Intangible assets.......................................             81
                                                                 ------
          Total assets..................................         $5,804
                                                                 ======
LIABILITIES
Trade creditors.........................................         $  967
Other accruals..........................................            826
Group advances..........................................          3,788
                                                                 ------
                                                                  5,581
Equity..................................................            223
                                                                 ------
          Total liabilities and equity..................         $5,804
                                                                 ======

     In the year ended March 31, 2001, products supplied to Hill & Stewart were 2.2% (2000 2.1%) of appliances sold in the Australasian market.

     (b) The Group has fifteen employment related loans totalling $0.1 million (2000 $0.1 million) to senior executives at nominal interest rates.

24 PROPOSED SEPARATION

     In December 2000, the Group announced that, subject to court and shareholder approval, Fisher & Paykel Industries Limited will be separated into two listed public companies -- Fisher & Paykel Healthcare Corporation Limited (being the current Fisher & Paykel Industries Limited) and a new holding company (Fisher & Paykel Appliances Holdings Limited) incorporating the Appliances and Finance businesses, together with slightly less than 20% of the ordinary shares of Fisher & Paykel Healthcare Corporation Limited.

     No financial impacts of the financial separation has been recognized in the financial statements as of March 31, 2001 apart from capitalized separation costs incurred to date (see note 4). Financial impacts which may include restructuring costs, direct costs associated with the transactions and the carrying values of assets and liabilities will be recognized at the time of separation.

25 RECLASSIFICATION

     The Finance Group, in line with current commercial practice, has reclassified rentals and lease receivables as finance receivables.

                       FISHER & PAYKEL INDUSTRIES LIMITED

     The effects of this change are:

  (a) Statement of Cash Flows

     A reduction in Finance interest and fee receipts thereby net cash flow from operations decreased by (2000 $9.0 million) (1999 $7.0 million) with a corresponding increase in principal on loans repaid by customers included in cash flow from investing activities.

  (b) Operating Revenue

     A reduction in Finance New Zealand revenue (2000 $8.7 million) (1999 $7.3 million) offset by a corresponding reduction of depreciation. This change has no effect on the operating profit.

26 FINANCIAL INSTRUMENTS -- EXCLUDING FINANCE GROUP

     Management Policies

     Through its importing and exporting activities, the Group generates a number of internal foreign currency hedges. General policy is to monitor current and anticipated future foreign currency trading cash flows and advice is taken on likely foreign currency rate trends. When considered appropriate, the Group will enter into forward exchange contracts and participating forward exchange contracts to hedge current and anticipated future currency trade cash flows.

     Interest rate risks are regularly monitored and advice taken on likely trends. When considered appropriate, the Group will swap its floating interest rate borrowings into fixed interest rate borrowings.

     Management of foreign currency and interest rate risk is regularly reported to the Board of Directors. The large depreciation in the New Zealand dollar exchange rate during the year ended March 31, 2001 resulted in a change in the correlation between the cash flows from operations and the cash flows from the foreign currency instruments. The Group incurred a loss of $11.5 million on foreign currency exchange instruments that expired during the fiscal year ended March 31, 2001. In addition, the foreign hedge instruments have been marked to market at March 31, 2001 as these instruments no longer met hedge accounting rules. As a result, the Group recognized an unrealized loss on the unexpired foreign currency instruments.

                       FISHER & PAYKEL INDUSTRIES LIMITED

     Fair value

     Estimated fair values of the Group's financial assets and liabilities are as follows:

                                                       AS OF MARCH 31,
                                         --------------------------------------------
                                                 2000                    2001
                                         --------------------    --------------------
                                         CARRYING      FAIR      CARRYING      FAIR
                                          AMOUNT      VALUE       AMOUNT      VALUE
                                         --------    --------    --------    --------
                                                (IN THOUSANDS OF U.S. DOLLARS)
Cash at bank...........................  $  2,621    $  2,621    $  2,924    $  2,924
Debtors................................    52,595      52,595      46,831      46,831
Advances under employee share ownership
  plans................................     6,530       5,310       4,554       3,916
Call borrowings and bank overdrafts....    (9,325)     (9,325)     (2,406)     (2,406)
Term borrowings........................   (71,189)    (70,905)    (49,957)    (49,811)
Creditors..............................   (31,644)    (31,644)    (24,662)    (24,662)
Foreign currency purchase forward
  exchange contracts(1)................                  (213)       (449)       (449)
Foreign currency sale forward exchange
  contracts(1).........................                (1,111)       (999)       (999)
Foreign currency participating forward
  exchange agreements(1)...............                (3,870)    (25,660)    (25,660)
Interest rate swaps....................                   315                    (845)

---------------
(1) See note 13 above.

     Estimated fair values of the parent company's financial assets and liabilities are as follows:

                                                       AS OF MARCH 31,
                                         --------------------------------------------
                                                 2000                    2001
                                         --------------------    --------------------
                                         CARRYING      FAIR      CARRYING      FAIR
                                          AMOUNT      VALUE       AMOUNT      VALUE
                                         --------    --------    --------    --------
                                                (IN THOUSANDS OF U.S. DOLLARS)
Cash at bank...........................  $      9    $      9    $     16    $     16
Intergroup advances....................    87,745      87,745      83,799      83,799
Advances under employee share ownership
  plans................................     6,530       5,310       4,554       3,916
Creditors..............................       (22)        (22)        (37)        (37)

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     Cash at bank, debtors, creditors, call borrowings, bank overdrafts and intergroup advances: Carrying amounts of these items are equivalent to their fair values.

     Advances under Employee Share Ownership Plans

     Fair values are estimated based on current market interest and period to maturity.

     Term Borrowings

     Fair value of the Group's term borrowings is estimated based on current market interest rates available to the Group for debt of similar maturities.

                       FISHER & PAYKEL INDUSTRIES LIMITED

     Foreign Currency Forward Exchange Contracts and Participating Forward Exchange Contracts

     Fair values are estimated based on the quoted market prices of these instruments at balance date.

     Interest Rate Swaps

     Fair values are estimated based on the quoted market prices of these instruments at balance date.

     Off Balance Sheet Risk

     The Group has entered into foreign currency forward exchange contracts and foreign currency participating forward exchange contracts to manage its exposure to fluctuations in foreign currency exchange rates. These financial instruments are subject to the risk that exchange rates may change subsequent to acquisition.

     Notional principal of foreign exchange and participating forward exchange contracts amounts outstanding were as follows:

                                                                 AS OF MARCH 31,
                                                              ----------------------
                                                                2000         2001
                                                              ---------    ---------
                                                              (IN THOUSANDS OF U.S.
                                                                     DOLLARS)
Foreign currency instruments
Purchase commitments forward exchange contracts.............  $ 65,580     $  2,249
Sale commitments forward exchange contracts.................    51,129       11,606
Put option agreements purchased(1)..........................    87,527       60,364
Call option agreements sold(1)..............................   406,846      285,359

---------------

(1) Participating forward exchange contracts are a combination of a purchased option and written option for different amounts of a foreign currency at the same strike price and premiums. Either the purchased option or the written option will be "in the money" at the time of exercise. The "out of the money" option will lapse.

     The Group has entered into interest rate swaps to manage its exposure to fluctuations in floating interest rates. These financial instruments are subject to the risk that interest rates may change subsequent to implementation.

     All of the interest rate swaps at March 31, 2001 were to hedge borrowings outstanding. Notional principal or contract amounts outstanding were as follows:

                                                                 AS OF MARCH 31,
                                                              ----------------------
                                                                2000         2001
                                                              ---------    ---------
                                                              (IN THOUSANDS OF U.S.
                                                                     DOLLARS)
Interest rate swaps.........................................  $ 45,161     $ 36,426

     Credit Risk

     Foreign currency forward exchange contracts, foreign currency participating forward exchange contracts and interest rate swaps have been entered into with trading banks. The Group's exposure to credit risk from these financial instruments is limited because it does not expect nonperformance of the obligations contained therein due to the credit rating of the

                       FISHER & PAYKEL INDUSTRIES LIMITED
financial institutions concerned. The Group does not require collateral or other security to support financial instruments.

     In the normal course of business, the Group incurs credit risk with trade receivables. The Group has a credit policy which is used to manage this exposure to credit risk. As part of this policy, limits on exposure are monitored on a regular basis. There are no significant concentrations of credit risk.

     Customer Concentration

     The five largest customers, four of which are buying groups, accounted for approximately 36% and 35% of Fisher & Paykel Industries' operating revenues for the fiscal years ended March 31, 2000 and 2001, respectively.

     Receivable Concentration

     The five largest customers, four of which are buying groups, accounted for approximately 38% and 36% of Fisher & Paykel Industries' trade debtors as of March 31, 2000 and 2001, respectively.

27 FINANCIAL INSTRUMENTS -- FINANCE GROUP

     Management Policies

     Interest rate risk is regularly monitored and advice taken on likely trends. The Group's general policy is to match interest rate risk. However, this general policy may be varied when considered appropriate. The policy also requires that interest rate exposures are regularly reported to the board of directors.

     Fair Value

     Estimated fair values of the Group's financial assets and liabilities are as follows:

                                                     AS OF MARCH 31,
                                     -----------------------------------------------
                                              2000                     2001
                                     ----------------------    ---------------------
                                     CARRYING       FAIR       CARRYING      FAIR
                                      AMOUNT        VALUE       AMOUNT       VALUE
                                     ---------    ---------    --------    ---------
                                             (IN THOUSANDS OF U. S. DOLLARS)
Finance receivables................  $ 137,826    $ 137,826    $109,268    $ 108,809
Securities.........................        260          262         207          210
Debtors............................      1,072        1,072         857          857
Finance borrowings.................   (127,319)    (127,265)    (99,926)    (100,295)
Bank overdrafts....................       (207)        (207)         --           --
Creditors..........................     (3,423)      (3,423)     (2,536)      (2,536)
Interest rate swaps................         --          109          --         (109)

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     Debtors, Creditors and Bank Overdraft

     Carrying amounts of these items are equivalent to their fair values.

                       FISHER & PAYKEL INDUSTRIES LIMITED

     Finance Receivables and Securities

     Fair value of the Group's receivables and securities is estimated based upon current market interest rates available to the Group for receivables and securities of similar maturities.

     Finance Borrowings

     Fair value of the Group's finance borrowings is estimated based on current market interest rates (including margin) available to the Group for debt of similar maturities.

     Interest Rate Swaps

     Fair values are estimated based on the quoted market prices of these instruments at balance date.

     Off Balance Sheet Risk

     Interest rate swaps have been entered into in order to manage the Group's interest rate exposures. These financial instruments are subject to the risk that interest rates may change subsequent to acquisition.

     All interest rate swaps at March 31, 2001 were entered into to hedge borrowings outstanding. Notional principal or contract amounts outstanding were as follows:

                                                               AS OF MARCH 31,
                                                              ------------------
                                                               2000       2001
                                                              -------    -------
                                                               (IN THOUSANDS OF
                                                                U.S. DOLLARS)
Interest rate swaps.........................................  $40,234    $38,285

     Credit Risk

     Interest rate swaps have been entered into with trading banks. The Group's exposure to credit risk from these financial instruments is limited because it does not expect nonperformance of the obligations contained therein due to the credit rating of the financial institutions concerned. The Group does not require collateral or other security to support financial instruments.

     In the normal course of business, the Group incurs credit risk from advances made to its customers which are classified as Finance receivables. The Group has a credit policy which is used to manage exposure to credit risk. As part of this policy, exposures are reviewed on a regular basis.

     The total amount receivable of $105.0 million as of March 31, 2001 (2000 $138.6 million) includes advances to retailers secured by taking an assignment over the individual finance receivable agreements.

     Taking the amounts owing as advances to each retailer and commercial account, the proportion owed by the five largest debtors represented approximately 36% of the total amounts receivable (2000 35%).

     Taken as separate advances against each individual finance receivable agreement, the amounts owed by the five largest debtors represented approximately 5% of the total amounts receivable (2000 4%).

                       FISHER & PAYKEL INDUSTRIES LIMITED

     Finance Group Interest Rate Risk Profile of Financial Assets and
Liabilities

     The interest rate risk profiles have been prepared as of March 31, 2001 on the basis of maturity or contractual repricing, whichever is the earlier.

                                                AS OF MARCH 31, 2001
                          ----------------------------------------------------------------
                          WEIGHTED
                          AVERAGE
                          INTEREST                 0-6        7-12      13-24      25-60
                            RATE       TOTAL      MONTHS     MONTHS     MONTHS     MONTHS
                          --------   ---------   --------   --------   --------   --------
                                      (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PERCENTAGES)
Financial assets:
Finance receivables.....    13.0%    $109,268    $41,908    $25,937    $25,652    $15,771
Other...................     5.8%         380         --        380         --         --
Other current assets....     N/A          626        626         --         --         --
                                     --------    -------    -------    -------    -------
                                      110,274     42,534     26,317     25,652     15,771
                                     --------    -------    -------    -------    -------
Financial liabilities:
Secured borrowings......    *6.8%      93,341     43,333     25,654     18,500      5,854
Unsecured borrowings....    5.63%       2,555         --      2,555         --         --
Subordinated debt.......     6.7%       4,030      4,030         --         --         --
Other current
  liabilities...........     N/A        2,487      2,487         --         --         --
                                     --------    -------    -------    -------    -------
                                      102,412     49,850     28,209     18,500      5,854
                                     --------    -------    -------    -------    -------

------------
* Adjusted for interest rate instruments.

                                             AS OF MARCH 31, 2000
                          -----------------------------------------------------------
                              (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PERCENTAGES)
Financial assets:
Finance receivables.....    13.2%    $137,826   $50,840   $36,218   $34,079   $16,690
Other...................     7.0%         311        --        --       311        --
Other current assets....     N/A        1,456     1,456        --        --        --
                                     --------   -------   -------   -------   -------
                                      139,593    52,296    36,218    34,390    16,690
                                     --------   -------   -------   -------   -------
Financial liabilities:
Secured borrowings......    *6.3%     105,777    59,051    27,861    13,360     5,505
Unsecured borrowings....     5.8%      19,062        --        --        --    19,062
Subordinated debt.......     7.5%       2,480     2,480        --        --        --
Other current
  liabilities...........     N/A        2,940     2,940        --        --        --
                                     --------   -------   -------   -------   -------
                                      130,259    64,471    27,861    13,360    24,567
                                     --------   -------   -------   -------   -------

------------
* Adjusted for interest rate instruments.

28 SEGMENTS

     The Group's principal activities are the manufacture and sale of household appliances with their major market being Australia and New Zealand; Healthcare, being mainly respiratory humidification based products exported from New Zealand to over 90 countries; and Finance to support the sale of the Groups products, a New Zealand activity.

                       FISHER & PAYKEL INDUSTRIES LIMITED

     Total revenues from these areas are: New Zealand $110.5 million (2000 $132.2 million,1999 $153.8 million), Australia $164.4 million (2000 $179.5 million,1999 $167.2 million), United States $73.9 million (2000 $56.8 million,1999 $29.2 million) and other countries $57.2 million (2000 $54.7 million,1999 $47.4 million). New Zealand based assets amount to $252.9 million (2000 $302.1 million,1999 $301.9 million), Australian based assets amount to $91.8 million (2000 $126.3 million,1999 $134.8 million), United States based assets amount to $26.0 million (2000 $19.6 million,1999 $12.8 million) and total assets amount to $384.3 million (2000 $459.2 million,1999 $461.3 million).

     Segmental EBIT Disclosure

     Earnings before Interest and Taxation (EBIT) is described on the statement of financial performance as "operating profit from continuing operations after abnormal items." Fisher & Paykel believes that EBIT is a commonly used measure in New Zealand for discussing financial performance. Consistent with other publicly listed companies in New Zealand, Fisher & Paykel has used EBIT as a measure for financial performance. It is not considered appropriate to allocate funding costs across segments. EBIT is not an alternative to U.S. GAAP earnings, cash flows or liquidity as a measure of financial performance.

                                                       FISCAL YEAR ENDED AND AS OF MARCH 31, 2001
                         -------------------------------------------------------------------------------------------------------
                                                                                        CONTINUING   DISCONTINUED
                          PARENT    FINANCE    HEALTHCARE   APPLIANCES   ELIMINATIONS   OPERATIONS    OPERATIONS    CONSOLIDATED
                         --------   --------   ----------   ----------   ------------   ----------   ------------   ------------
                                                             (IN THOUSANDS OF U.S. DOLLARS)
Operating revenue......  $  9,818   $ 16,392    $ 84,272     $302,941     $  (9,710)     $403,713      $ 2,328        $406,041
                         --------   --------    --------     --------     ---------      --------      -------        --------
Operating profit before
  abnormals............     9,625      2,739      35,019       19,259        (9,721)       56,921           34          56,955
                         --------   --------    --------     --------     ---------      --------      -------        --------
EBIT...................     9,625      2,634       9,732          641        (9,721)       12,911          638          13,549
                         --------   --------    --------     --------     ---------      --------      -------        --------
Included in EBIT:
  Abnormal items.......        --       (105)         --       (4,354)           --        (4,459)         605          (3,854)
  Realized foreign
    currency...........        --         --      (5,883)      (5,573)           --       (11,456)          --         (11,456)
  Unrealized foreign
    currency...........        --         --     (20,737)      (8,692)           --       (29,429)          --         (29,429)
  Depreciation &
    goodwill...........        --       (935)     (2,182)     (18,525)           --       (21,642)        (171)        (21,813)
Interest income........        97         17          46          202            --           362           --             362
Interest expense.......                             (946)      (4,203)           --        (5,149)          --          (5,149)
Capital expenditure....        --        860       6,373       13,933            --        21,166           --          21,166
Assets.................   154,804    110,350      51,738      212,269      (150,250)      378,912        5,347         384,259

                       FISHER & PAYKEL INDUSTRIES LIMITED

                                                       FISCAL YEAR ENDED AND AS OF MARCH 31, 2000
                         -------------------------------------------------------------------------------------------------------
                                                                                        CONTINUING   DISCONTINUED
                          PARENT    FINANCE    HEALTHCARE   APPLIANCES   ELIMINATIONS   OPERATIONS    OPERATIONS    CONSOLIDATED
                         --------   --------   ----------   ----------   ------------   ----------   ------------   ------------
                                                             (IN THOUSANDS OF U.S. DOLLARS)
Operating revenue......  $ 30,037   $ 17,445    $ 74,399     $323,537     $ (29,848)     $415,570      $ 7,665        $423,235
                         --------   --------    --------     --------     ---------      --------      -------        --------
Operating profit before
  abnormals............    29,870      3,502      25,873       18,617       (29,842)       48,020       (1,408)         46,612
                         --------   --------    --------     --------     ---------      --------      -------        --------
EBIT...................    29,870      3,502      26,566       19,921       (29,842)       50,017       (1,408)         48,609
                         --------   --------    --------     --------     ---------      --------      -------        --------
Included in EBIT:
  Abnormal items.......        --         --          --           --            --            --           --              --
  Realized foreign
    currency...........        --         --         693        1,304            --         1,997           --           1,997
  Depreciation &
    goodwill...........        --       (704)     (1,920)     (21,355)           --       (23,979)        (250)        (24,229)
Interest income........     5,769         20          53          317        (5,653)          506           --             506
Interest expense.......        --         --        (636)      (4,751)           --        (5,387)          --          (5,387)
Capital expenditures...        --         --      14,428       19,333            --        33,761           --          33,761
Assets.................   191,445    124,242      46,990      258,158      (184,914)      435,921       23,298         459,219

                                                       FISCAL YEAR ENDED AND AS OF MARCH 31, 1999
                         -------------------------------------------------------------------------------------------------------
                                                                                        CONTINUING   DISCONTINUED
                          PARENT    FINANCE    HEALTHCARE   APPLIANCES   ELIMINATIONS   OPERATIONS    OPERATIONS    CONSOLIDATED
                         --------   --------   ----------   ----------   ------------   ----------   ------------   ------------
                                                             (IN THOUSANDS OF U.S. DOLLARS)
Operating revenue......  $ 22,440   $ 18,204    $ 62,185     $277,582     $ (22,259)     $358,152      $39,452        $397,604
                         --------   --------    --------     --------     ---------      --------      -------        --------
Operating profit before
  abnormals............    22,312      3,670      21,415        7,033       (22,271)       32,159       (4,097)         28,062
                         --------   --------    --------     --------     ---------      --------      -------        --------
EBIT...................    22,312      3,670      19,133       (2,152)      (22,271)       20,692       (3,901)         16,791
                         --------   --------    --------     --------     ---------      --------      -------        --------
Included in EBIT:
  Abnormal items.......        --         --      (2,472)     (13,906)           --       (16,378)         196         (16,182)
  Realized foreign
    currency...........        --         --         190        4,721            --         4,911           --           4,911
  Depreciation &
    goodwill...........        --       (761)     (1,551)     (17,634)           --       (19,946)        (585)        (20,531)
Interest income........     8,671         20          14          431        (8,537)          599           --             599
Interest expense.......        --         --        (680)      (4,728)           21        (5,387)         (29)         (5,416)
Capital expenditures...        --      3,416       4,328       24,094            --        31,838           --          31,838
Assets.................   207,135    117,695      47,968      261,308      (200,743)      433,363       27,951         461,314

     Interest income and interest expense of the financing activities of the finance segment are presented as part of operating revenue and operating expenses, respectively.

                       FISHER & PAYKEL INDUSTRIES LIMITED

29 EMPLOYEE REMUNERATION

     Fisher & Paykel operates in a number of countries where remuneration market levels differ widely. During the fiscal years ended March 31, 2000 and 2001, the number of employees or former employees who were not directors of Fisher & Paykel Industries Limited and received remuneration and the value of other benefits that exceeded $43,750 (2000 $51,720) (NZ$100,000) were as follows:

                    NUMBER OF                         NUMBER OF
                    EMPLOYEES                         EMPLOYEES
                   ------------                      ------------
                      AS OF                             AS OF
                    MARCH 31,                         MARCH 31,
                   ------------                      ------------
  REMUNERATION     2000    2001     REMUNERATION     2000    2001
-----------------  ----    ----   -----------------  ----    ----
(IN U.S. DOLLARS)                 (IN U.S. DOLLARS)
43,750 - 48,125             35    122,501 - 126,875   6       2
48,126 - 52,500      5      39    126,876 - 131,250   1       1
52,501 - 56,875     23      17    131,251 - 135,625   2
56,876 - 61,250     14      15    135,626 - 140,000           1
61,251 - 65,625     14      10    140,001 - 144,375   1       2
65,626 - 70,000     10       9    144,376 - 148,750           1
70,001 - 74,375     18      11    148,751 - 153,125   2
74,376 - 78,750      8       7    153,126 - 157,500   1       2
78,751 - 83,125     12      13    157,501 - 161,875   1
83,126 - 87,500     10      13    161,876 - 166,250   2       1
87,501 - 91,875      8       8    166,251 - 170,625   1
91,876 - 96,250      6      14    175,001 - 179,375           1
96,251 - 100,625     5       6    183,751 - 188,125   1
100,626 - 105,000            6    188,126 - 192,500           1
105,001 - 109,375    4       4    201,251 - 205,625           1
109,375 - 113,750    6       1    205,626 - 210,000   1
113,751 - 118,125    4       2    262,501 - 266,875   1
118,126 - 122,500    2       1    288,751 - 293,125           1

     The changes from last year may be attributed to two major influences.

     Firstly, as the Group increases its direct representation in overseas markets, it remunerates employees in accordance with local market remuneration packages. These remuneration packages are then converted into New Zealand dollars.

     Secondly, the inclusion of employees who were paid redundancy packages as a result of the restructuring which took place.

30 UNITED STATES GAAP RECONCILIATION

     Fisher & Paykel Industries Limited prepares its financial statements in accordance with generally accepted accounting practice in New Zealand (NZ GAAP). NZ GAAP differs in certain respects from generally accepted accounting principles in the United States (U.S. GAAP), as they relate to the company. These differences and the effect of the adjustments necessary to present Fisher & Paykel Industries Limited's Group Profit, Shareholders' Equity and Cash Flows in accordance with U.S. GAAP as of March 31, 2000 and 2001 and for the years then ended, are detailed below.

                       FISHER & PAYKEL INDUSTRIES LIMITED

(i) GROUP PROFIT

                                                                  FISCAL YEAR ENDED
                                                                      MARCH 31,
                                                            ------------------------------
                                                                2000             2001
                                                            -------------    -------------
                                                            (IN THOUSANDS OF U.S. DOLLARS
                                                                EXCEPT PER SHARE DATA)
Group profit from continuing operations in accordance with
  NZ GAAP.................................................  $     29,052     $      3,511
U.S. GAAP adjustments:
  (a) Stock compensation..................................          (449)            (494)
  (b) Fixed asset revaluation.............................         2,097              103
  (c) Provisions for restructuring and closure costs......          (663)              --
  (d) Capitalization and amortization of interest relating
      to fixed assets.....................................         1,601             (550)
  (e) Pension benefit.....................................         1,515              241
  (f) Separation costs....................................            --           (1,174)
  (g) Discontinued operations.............................          (570)          (1,106)
  (j) Unrealized (loss) gain on foreign currency
      instruments.........................................        (7,346)           4,582
  (k) Deferred income tax.................................         1,614             (903)
                                                            ------------     ------------
Total U.S. GAAP adjustments to group profit from
  continuing operations...................................        (2,201)             699
                                                            ------------     ------------
Group profit from continuing operations in accordance with
  U.S. GAAP...............................................        26,851            4,210
                                                            ------------     ------------
Group profit from discontinued operations in accordance
  with NZ GAAP............................................          (935)             425
   (c) Provisions for restructuring and closure costs.....            --           (1,531)
  (g) Discontinued operations.............................           570            1,106
                                                            ------------     ------------
Group profit from discontinued operations in accordance
  with U.S. GAAP..........................................          (365)              --
                                                            ------------     ------------
Group profit in accordance with U.S. GAAP.................  $     26,486     $      4,210
                                                            ============     ============
Basic and diluted earnings per share from continuing
  operations in accordance with U.S. GAAP.................  $       0.23     $       0.04
                                                            ============     ============
Basic and diluted earnings per share from discontinued
  operations in accordance with U.S. GAAP.................  $      (0.01)    $         --
                                                            ============     ============
Basic and diluted net earnings per share in accordance
  with U.S. GAAP..........................................  $       0.22     $       0.04
                                                            ============     ============
Basic and diluted earnings per ADS from continuing
  operations in accordance with U.S. GAAP(1)..............  $       0.91     $       0.16
                                                            ============     ============
Basic and diluted earnings per ADS from discontinued
  operations in accordance with U.S. GAAP(1)..............  $      (0.01)    $         --
                                                            ============     ============
Basic and diluted net earnings per ADS in accordance with
  U.S. GAAP(1)............................................  $       0.90     $       0.16
                                                            ============     ============
Basic and diluted weighted average number of shares
  outstanding.............................................   117,642,887      118,111,137
Basic and diluted weighted average number of ADSs(1)......    29,410,722       29,527,784

---------------

(1) Assumes four outstanding ordinary shares are equal to one ADS.

                       FISHER & PAYKEL INDUSTRIES LIMITED

(ii) SHAREHOLDERS' EQUITY

                                                                 AS OF MARCH 31,
                                                              ----------------------
                                                                2000         2001
                                                              ---------    ---------
                                                              (IN THOUSANDS OF U.S.
                                                                     DOLLARS)
Shareholders' equity in accordance with NZ GAAP.............  $191,423     $153,944
                                                              --------     --------
U.S. GAAP adjustments:
  (b) Fixed asset revaluation...............................    (9,383)      (9,280)
  (c) Provisions for restructuring and closure costs........     1,919          388
  (d) Capitalization of interest relating to fixed assets...     5,883        5,332
  (e) Prepaid pension expense...............................     9,784       10,025
  (f) Deferred separation costs.............................        --       (1,174)
  (h) Unrealized gains on available for sale investments....       883          821
  (i) Employee Share Ownership Plans' loans.................    (6,530)      (4,554)
  (j) Unrealized loss on foreign currency instruments.......    (5,332)        (750)
  (k) Deferred income taxes.................................    (4,045)      (4,948)
                                                              --------     --------
Total U.S. GAAP adjustments.................................    (6,821)      (4,140)
Cumulative translation adjustment on U.S. GAAP
  adjustments...............................................       (18)         (15)
Shareholders' equity in accordance with U.S. GAAP...........  $184,584     $149,789
                                                              ========     ========

(iii) CHANGES IN U.S. GAAP SHAREHOLDERS' EQUITY

                                                                FISCAL YEAR ENDED
                                                                    MARCH 31,
                                                              ----------------------
                                                                2000         2001
                                                              ---------    ---------
                                                              (IN THOUSANDS OF U.S.
                                                                     DOLLARS)
Total shareholders' equity at the beginning of the year.....  $195,622     $184,584
Group profit................................................    26,486        4,210
Other comprehensive income:
  Unrealized gains (losses) on available for sale
     investments............................................       153          (62)
  Movement in currency translation adjustment...............   (15,273)     (35,211)
                                                              --------     --------
Total comprehensive income..................................    11,366      (31,063)
SFAS 87 transition asset, net of deferred taxes.............     5,540           --
Issuance of shares..........................................     1,693           --
Movement in Employee Share Ownership Plans' loans...........      (138)       1,976
Amortization of unearned employee stock compensation........       449          494
Dividends(m)................................................   (29,948)      (6,202)
                                                              --------     --------
Total shareholders' equity at the end of the year...........  $184,584     $149,789
                                                              ========     ========

     (a) Stock Compensation

     The company issues shares to employees and executives under its Employee Share Ownership Plans. These shares are granted at a discount to market value and vest over either a three or eight year period. The company has elected to account for the plans in accordance with APB 25 "Accounting for Stock Issued to Employees" (APB 25) for U.S. GAAP purposes. Under APB 25, the discount on the shares awarded to employees should be recognized as

                       FISHER & PAYKEL INDUSTRIES LIMITED
compensation over the period to which the employees' service relates. Compensation cost is measured as the difference between the market price of the stock at the grant date and the price paid by the employee. Under NZ GAAP, no compensation costs are recognized in the financial statements for shares granted to employees. The reconciliations include adjustments to recognize compensation cost over the vesting periods. The unearned compensation cost has been recorded as a reduction of shareholders' equity.

     SFAS 123 "Accounting for Stock-Based Compensation" (SFAS 123) requires that the company account for compensation cost related to the discounted shares using a fair value based method. SFAS 123 requires that companies electing to follow APB 25 in measuring compensation cost must include pro forma disclosures as if the fair value based method of accounting had been applied. Pro forma compensation cost and the impact on Group Profit and net earnings per share for the years ended March 31, 2000 and 2001 are as follows:

                                                                FISCAL YEAR ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                2000         2001
                                                              ---------    --------
                                                              (IN THOUSANDS OF U.S.
                                                                    DOLLARS)
Group profit:
  In accordance with U.S. GAAP..............................   $26,486      $4,210
  Adjustment for FAS 123....................................      (265)       (255)
                                                               -------      ------
  Pro forma.................................................   $26,221      $3,955
                                                               =======      ======

                                                               FISCAL YEAR ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                2000        2001
                                                              --------    --------
                                                               (IN U.S. DOLLARS)
Earnings per share:
  In accordance with U.S. GAAP..............................  $   0.22    $   0.04
  Adjustment for FAS 123....................................  $     --    $     --
                                                              --------    --------
  Pro forma.................................................  $   0.22    $   0.04
                                                              ========    ========

     The fair value of the shares issued under the share purchase schemes at the grant date were determined to be equal to the market value of the ordinary shares.

     (b) Fixed Asset Revaluation

     Under U.S. GAAP, fixed assets are recorded at acquisition cost. Revaluations are not permitted. In 1992, the company revalued certain land and buildings based on appraisals. The reconciliations include adjustments to remove the effects of the revaluations including the increased carrying value of the assets and the impact on depreciation expense and on the gains (losses) from disposal of assets.

     (c) Provisions for Restructuring and Closure Costs

     Under U.S. GAAP, provisions for restructuring and closure costs may only be accrued after certain specific criteria are met prior to the balance date including sufficient notification to redundant employees. In 1999, the company recorded certain restructuring and closure provisions under NZ GAAP, which did not meet the required criteria under U.S. GAAP. Accordingly, the reconciliations include adjustments to reverse these provisions, to recognize

                       FISHER & PAYKEL INDUSTRIES LIMITED
the redundancy and closure costs as incurred and to reverse the gain recognized under NZ GAAP from the reversal of a portion of the provisions in 2001.

     The provision for restructuring and closure costs under U.S. GAAP for the years ended March 31, 2000 and 2001 was as follows:

                                                              FISCAL YEAR ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                               2000       2001
                                                              -------    -------
Balance brought forward.....................................  $2,181     $   --
Provision charged to earnings...............................     640        941
Cash payments...............................................  (2,930)      (593)
Effect of foreign currency translation......................     109        (26)
                                                              ------     ------
Balance carried forward.....................................  $   --     $  322
                                                              ======     ======

     (d) Capitalization of Interest Costs Relating to Fixed Assets

     Under U.S. GAAP, interest costs are capitalized as part of the cost of acquiring an asset over the period required to prepare the asset for its intended use. Through March 31, 2000 the company did not capitalize interest costs to fixed assets for NZ GAAP purposes. Effective April 1, 2000, the company changed its accounting policy to capitalize interest on self-constructed assets. The reconciliations include adjustments to reflect the capitalization of interest on fixed assets for periods prior to April 1, 2000 and the depreciation of such capitalized interest.

     (e) Pension

     Under NZ GAAP, pension expense is recognized at the time contributions are made to the pension plan. Under U.S. GAAP, SFAS 87 "Employers' Accounting for Pensions" requires pension expense to be recognized on an accrual basis over the service period of the employees. Pension expense is determined using actuarial assumptions and includes service costs, interest costs and expected return on plan assets. The difference between the cumulative pension expense recognized in prior periods and the contributions made by the company is reflected as either a prepaid asset or liability in the statement of financial position. For U.S. GAAP purposes, the company adopted the provisions of SFAS 87 effective April 1, 1999, the beginning of the first period for which U.S. GAAP financial information has been presented. It was not feasible for the company to adopt SFAS 87 at April 1, 1989, the standard's effective date for the company. On April 1, 1999, the company recognized a transition asset of $8.3 million and deferred tax liability of $2.7 million with corresponding adjustments to shareholders' equity. The remaining unrecognized transition asset will be recognized during the next five years. The reconciliations include adjustments to reflect the prepaid pension assets, to recognize pension benefits in earnings in accordance with U.S. GAAP and to reverse the pension expense of $1.2 million recorded under NZ GAAP in 2000.

                       FISHER & PAYKEL INDUSTRIES LIMITED

     The reconciliation of the beginning and ending balances of the benefit obligation and the fair value of the plan assets are as follows:

                                                                FISCAL YEAR ENDED
                                                                    MARCH 31,
                                                              ----------------------
                                                                2000         2001
                                                              ---------    ---------
                                                              (IN THOUSANDS OF U.S.
                                                                     DOLLARS)
Change in benefit obligation:
  Benefit obligation at the beginning of the year...........   $38,407      $36,131
  Service cost..............................................     2,994        2,594
  Interest cost.............................................     1,810        1,568
  Actuarial loss/(gain).....................................       340           --
  Benefit payments..........................................    (4,254)      (1,011)
  Exchange rate effect on benefit obligation................    (3,166)      (7,023)
                                                               -------      -------
  Total projected benefit obligation at the end of the
     year...................................................   $36,131      $32,259
                                                               =======      =======

Change in plan assets:
  Plan assets at fair value at the beginning of the year....   $50,810      $49,689
  Return on plan assets.....................................     4,868       (3,507)
  Total contributions.......................................     2,534        1,042
  Benefit payments..........................................    (4,254)      (1,011)
  Exchange rate effect on plan assets.......................    (4,269)      (9,043)
                                                               -------      -------
  Plan assets at fair value at the end of year..............   $49,689      $37,170
                                                               =======      =======

     The amount of net periodic cost recognized includes the following components:

                                                                FISCAL YEAR ENDED
                                                                    MARCH 31,
                                                              ----------------------
                                                                2000         2001
                                                              ---------    ---------
                                                              (IN THOUSANDS OF U.S.
                                                                     DOLLARS)
Components of periodic pension cost:
  Service cost..............................................   $(2,994)     $(2,594)
  Interest cost.............................................    (1,810)      (1,568)
  Expected return on assets.................................     4,868       (3,507)
  Net amortization of:
     (i) Transition amount..................................       792          670
     (ii) Asset gain/(loss).................................    (1,907)       6,172
                                                               -------      -------
  Net amortization..........................................    (1,115)       6,842
                                                               -------      -------
Periodic pension costs......................................    (1,051)        (827)
                                                               -------      -------
Member contributions........................................     1,342        1,068
                                                               -------      -------
Net periodic pension benefit................................   $   291      $   241
                                                               =======      =======

                       FISHER & PAYKEL INDUSTRIES LIMITED

     The funded status of the plan and the amounts recognized in the statement of financial position are as follows:

                                                                 AS OF MARCH 31,
                                                              ----------------------
                                                                2000         2001
                                                              ---------    ---------
                                                              (IN THOUSANDS OF U.S.
                                                                     DOLLARS)
Reconciliation of funded status:
  Funded status at end of year..............................   $13,558      $ 4,911
  Unrecognized net (gain)/loss..............................    (1,535)       4,900
  Remaining unamortized balance of the net pension plan
     transition asset.......................................    (3,343)      (2,673)
  Exchange rate effect......................................       368          435
                                                               -------      -------
Net amount recognized at end of year........................   $ 9,048      $ 7,573
                                                               =======      =======
Prepaid benefit cost recognized in the statement of
  financial position:.......................................   $ 9,048      $ 7,573
Effect of cumulative translation adjustment on prepaid
  benefit included in cumulative translation adjustment on
  U.S. GAAP adjustment......................................       736        2,452
Prepaid benefit cost in the U.S. GAAP adjustment to
  shareholders' equity......................................   $ 9,784      $10,025
                                                               =======      =======

     The following table provides the weighted average assumptions used to develop the net periodic pension cost and the actuarial present value of the projected benefit obligation for the plan:

                                                              FISCAL YEAR
                                                                 ENDED
                                                               MARCH 31,
                                                              ------------
                                                              2000    2001
                                                              ----    ----
Assumed discount rate on benefit obligations................  5.00%   5.00%
Expected long term rate of return on plan assets............  6.00%   6.00%
Rate of increase in future compensation levels..............  3.50%   3.50%

     (f) Separation Costs

     Under U.S. GAAP, costs incurred related to the separation of the Appliances and Finance businesses are expensed in the period incurred and cannot be deferred to subsequent periods. Under NZ GAAP, the separation costs have been deferred and will be expensed upon separation. The reconciliations include adjustments to reverse the prepaid separation costs and to recognize the costs as incurred.

     (g) Discontinued Operations

     Under U.S. GAAP, the closure of business operations in a separate geographic location does not qualify for discontinued operations treatment if the company continues to operate the same activities elsewhere. Accordingly, the results of operations of the Finance business in Australia and the related provision for closure costs have been reclassified to continuing operations for U.S. GAAP purposes.

     (h) Investments in Equity Securities

     Under U.S. GAAP, SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities" equity securities are classified as either "trading securities" or "available-for-sale

                       FISHER & PAYKEL INDUSTRIES LIMITED
securities." The company has recorded in other assets equity investments, which are not held for the purpose of short term trading, and therefore meet the definition of available-for-sale securities. Such securities are recorded at fair value with unrealized gains and losses recognized as a separate component of shareholders' equity. In accordance with NZ GAAP, the company has recorded its investments in such equity securities at the lower of cost or net realizable value. The reconciliations include adjustments to reflect the difference in the carrying value and to reflect the unrealized gain on these investments as a component of other comprehensive income.

     (i) Employee Share Ownership Plans' Loans

     Under NZ GAAP, loans to employees and executives to purchase shares under the employee share ownership plans are recorded as assets in the statement of financial position. Under U.S. GAAP, loans provided to purchase a company's own shares are recorded as part of shareholders' equity. The reconciliations include adjustments to reclassify the loans to shareholders' equity.

     (j) Forward and Participating Forward Foreign Currency Contracts

     The Group has entered into forward and participating forward foreign currency contracts to manage foreign currency risk on a portion of its anticipated, but not firmly committed, foreign currency sales and purchases over the next two years.

     A forward foreign currency contract is an agreement to sell or purchase a foreign currency at a set price in the future. As of March 31, 2000 and 2001, the Group had forward foreign currency contracts to purchase foreign currencies in the amount of $65.6 million and $2.2 million, respectively, and forward foreign currency contracts to sell foreign currencies in the amount of $51.1 million and $11.6 million, respectively.

     A participating forward foreign currency contract is a combination of a purchased option and a written option for different amounts of a foreign currency at the same strike price and option premiums. As of March 31, 2000 and 2001, the Group had purchased options to put foreign currencies in the amount of $87.5 million and $60.4 million, respectively, and provided financial institutions with written options to call foreign currencies in the amount of $406.8 million and $285.4 million, respectively.

     Under NZ GAAP, realized and unrealized gains and losses on forward and participating forward foreign currency contracts that are effective as hedges of anticipated, but not firmly committed transactions, are deferred and included in the measurement of the subsequent transaction. On March 31, 2001, the Group discontinued the use of hedge accounting and marked to market through the statement of financial performance its forward and participating forward foreign currency contracts resulting in the recognition of a net unrealized loss of $29.4 million. All realized gains and losses were previously recognized with the underlying transactions.

     Under U.S. GAAP, the deferral of realized or unrealized gains and losses arising from forward and participating forward foreign currency contracts, used to hedge anticipated, but not firmly committed, foreign currency transactions is not permitted. Realized and unrealized gains and losses are recognized in earnings. Gains and losses on speculative forward foreign currency contracts are computed by multiplying the currency amount of the forward contract by the difference between the forward rate at the statement of financial position date and the forward rate at the date of inception of the contract or the forward rate last used to measure a gain or loss. Unrealized gains and losses on speculative participating forward contracts are recognized

                       FISHER & PAYKEL INDUSTRIES LIMITED
based on the market value of the purchased and written options. Realized gains and losses are recorded at the settlement amount.

     The U.S. GAAP reconciliations of group profit and shareholders' equity as of and for the year ended March 31, 2000, include adjustments to recognize a liability of $5.3 million and unrealized losses of $7.3 million on the forward and participating forward foreign currency contracts. The U.S. GAAP reconciliations of group profit and shareholders' equity as of and for the year ended March 31, 2001, include adjustments for the difference between the change in the net unrealized loss on the forward and participating forward foreign currency contracts during the year under U.S. GAAP and the unrealized loss of $29.4 million recognized during the year under NZ GAAP.

     The following table sets forth the activities of the unrealized gains and losses on foreign currency derivative instruments under U.S. GAAP for the periods indicated:

                                                                 YEAR ENDED MARCH 31,
                                                           --------------------------------
                                                            1999        2000        2001
                                                           -------    --------    ---------
                                                            (IN THOUSANDS OF U.S. DOLLARS)
Asset (liability) for unrealized gains/losses at
  beginning of period....................................  $   --     $ 2,014     $ (5,195)
Unrealized losses recognized during the period under NZ
  GAAP...................................................      --          --      (29,429)
Unrealized gains (losses) recognized during the period
  under U.S. GAAP........................................   2,014      (7,346)          --
Unrealized losses recognized during the period under NZ
  GAAP which have been recognized in prior period under
  U.S. GAAP and should be reversed for U.S. GAAP
  adjustment purposes....................................      --          --        4,582
Translation adjustment related to above U.S. GAAP
  adjustments............................................      --         137          613
Translation adjustment under NZ GAAP.....................      --          --        2,321
                                                           ------     -------     --------
Asset (liability) for unrealized gains/losses at end of
  period.................................................  $2,014     $(5,195)    $(27,108)
                                                           ======     =======     ========

     (k) Deferred Income Taxes

     Under the company's accounting policies, tax assets, to the extent they exceed related deferred tax liabilities, are not recognized unless recovery is considered certain and expected. This criteria is more stringent than SFAS 109 "Accounting for Income Taxes." Other than the tax impact of the GAAP differences, there are no additional adjustments for income taxes included in the reconciliations of Group Profit and Shareholders' Equity. The company has presented the disclosures required by SFAS 109 below and in notes 3 and 11.

                       FISHER & PAYKEL INDUSTRIES LIMITED

     Income tax expense is allocated in the financial statements as follows:

                                                                FISCAL YEAR ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                2000         2001
                                                              ---------    --------
                                                              (IN THOUSANDS OF U.S.
                                                                    DOLLARS)
Income tax expense attributable to:
  Continuing operations.....................................  $(13,675)    $(4,034)
  Discontinued operations...................................       184          --
                                                              --------     -------
Total income tax expense....................................  $(13,491)    $(4,034)
                                                              ========     =======
The income tax expense is as follows:
  New Zealand...............................................  $(10,023)    $   404
  Foreign...................................................    (3,468)     (4,438)
                                                              --------     -------
Total.......................................................  $(13,491)    $(4,034)
                                                              ========     =======

     The significant components of deferred tax assets and liabilities are as follows:

                                                                 AS OF MARCH 31,
                                                              ---------------------
                                                                2000         2001
                                                              ---------    --------
                                                              (IN THOUSANDS OF U.S.
                                                                    DOLLARS)
Deferred tax assets:
  Doubtful debts............................................  $  1,230     $   932
  Employee entitlements.....................................     2,157       1,985
  Warranty..................................................     2,568       3,426
  Sales discounts...........................................       296         651
  Deferred income...........................................     2,300       1,853
  Other.....................................................        --       1,824
                                                              --------     -------
Total deferred tax assets...................................     8,551      10,671
                                                              --------     -------

Deferred tax liabilities:
  Fixed assets..............................................    (9,660)     (6,903)
  Other.....................................................    (1,355)     (2,499)
                                                              --------     -------
Total deferred tax liabilities..............................   (11,015)     (9,402)
                                                              --------     -------
Net deferred tax asset (liability)..........................  $ (2,464)    $ 1,269
                                                              ========     =======

     (l) Statement of Cash Flows

     Under both NZ and U.S. GAAP, a Statement of Cash Flows is presented, which discloses cash flows from operating, investing and financing activities. Under U.S. GAAP, borrowings using bank overdrafts and call borrowings are classified as financing activities and are not reflected as a component of the cash position. Presented below is cash and summarized cash flow information in accordance with U.S. GAAP as of and for the years ended March 31, 2000 and 2001.

                       FISHER & PAYKEL INDUSTRIES LIMITED

                                                                FISCAL YEAR ENDED
                                                                    MARCH 31,
                                                              ----------------------
CASH FLOWS IN ACCORDANCE WITH U.S. GAAP                         2000         2001
---------------------------------------                       ---------    ---------
                                                              (IN THOUSANDS OF U.S.
                                                                     DOLLARS)
Cash flows from operations..................................  $ 45,326     $ 45,888
Cash flows used in investing activities.....................   (48,753)     (19,759)
Cash flows used in financing activities.....................    (1,836)     (26,147)
                                                              --------     --------
Net increase (decrease) in cash.............................    (5,263)         (18)
Opening cash................................................     7,475        2,622
Effect of foreign exchange rates............................       410          489
                                                              --------     --------
Closing cash................................................  $  2,622     $  3,093
                                                              ========     ========

As reported cash position in accordance with NZ GAAP........  $ (7,301)    $    687
U.S. GAAP adjustments:
  Bank overdrafts...........................................     2,979        1,398
  Call borrowings...........................................     6,944        1,008
                                                              --------     --------
Cash position in accordance with U.S. GAAP..................  $  2,622     $  3,093
                                                              ========     ========

     (m) Dividends

     Prior to 2001, dividends declared by the Board of Directors and approved by the shareholders, post year-end, were deducted in arriving at total shareholders' equity at the end of the most recently completed accounting period. Under U.S. GAAP, dividends are recorded in the period declared. As of March 31, 1999, the company deducted from shareholders' equity a dividend, which was not declared and approved until subsequent to the balance date. For U.S. GAAP purposes, the dividend has been reflected as a reduction in shareholders' equity in the year ended March 31, 2000.

     (n) Investment in Hill & Stewart

     Under NZ GAAP, the investment in Hill & Stewart has been accounted for using the equity method. Under U.S. GAAP, the assets, liabilities and results of operations of Hill & Stewart would be consolidated in the accounts of the company. This difference in treatment does not result in a net adjustment in reconciling to U.S. GAAP Group Profit or Shareholders' Equity. The assets, liabilities and results of operations of Hill & Stewart are not material to the assets, liabilities and results of operations of the company.

                       FISHER & PAYKEL INDUSTRIES LIMITED

     (o) Accumulated Other Comprehensive Income

     Other comprehensive income for the company arises from foreign currency translation adjustments and unrealized gains (losses) on available-for-sale securities. As of March 31, 2000 and 2001, accumulated other comprehensive income was as follows:

                                                               AS OF MARCH 31,
                                                              ------------------
                                                               2000       2001
                                                              -------    -------
                                                               (IN THOUSANDS OF
                                                                U.S. DOLLARS)
Accumulated other comprehensive income:
  Currency translation adjustment...........................  $20,302    $55,513
  Unrealized gain on available-for-sale investments.........      883        821
                                                              -------    -------
Accumulated other comprehensive income, net of taxation.....  $21,185    $56,334
                                                              =======    =======

     (p) Withholding Tax and Credits

     For withholding tax withheld by the Company on dividends paid to non-New Zealand resident investors, the Company receives a refund equal to the amount of the withholding tax (in the form of a Foreign Investor Tax Credit), which is passed on to the investors. Under NZ GAAP, the withholding tax and credits are recorded net on the Company's balance sheet until paid. Under U.S. GAAP, they should be separately presented as assets and liabilities. As of March 31, 2000 and 2001, the unpaid withholding tax and related credits were $73 and $0, respectively.

     (q) New Accounting Pronouncements

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" (SAB
101). SAB 101 summarizes the SEC Staff's views in applying generally accepted accounting principles to revenue recognition but does not change existing GAAP. The company has adopted SAB 101 for U.S. GAAP reporting purposes as of April 1, 1999. The adoption of SAB 101 did not have an impact on the financial statements.

     The U.S. Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities" (SFAS
133). The company adopted SFAS 133, as amended, on April 1, 2001 for U.S. GAAP purposes. SFAS 133 requires that all derivative instruments be recorded on the statement of financial position at fair value. Changes in the fair value of derivatives are recorded in Group Profit or Shareholders' Equity, depending on whether a derivative is designated as part of a hedge transaction, the type of hedge transaction and the hedge effectiveness. The gains and losses that are recorded in Shareholders' Equity will be taken to Group Profit consistent with the underlying hedged item.

     SFAS 133 requires that existing derivative financial instruments be recorded at fair value and for deferred gains and losses previously recognized in the Statement of Financial Position be reversed. The financial impact of adopting SFAS 133 on April 1, 2001 will be a decrease of $1.0 million in shareholders' equity and a corresponding increase in total liabilities.

     In July 2001, the FASB issued Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" which supersedes APB opinion No. 16, "Business Combinations" and amends or supersedes a number of related interpretations of APB 16. The

                       FISHER & PAYKEL INDUSTRIES LIMITED
statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations, establishes specific criteria for the recognition of intangible assets separately from goodwill, and requires unallocated negative goodwill to be written off immediately as an extraordinary gain. Management plans to adopt the provisions of SFAS No. 141 for any business combination accounted for by the purchase method that is completed after June 30, 2001.

     Also in July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") which supersedes APB Opinion No. 17, "Intangible Assets." SFAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment annually at a level of reporting unit. The annual impairment test may be performed any time during the fiscal year provided the test is performed at the same time every year. Different reporting units may be tested for impairment at different times. If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, the impairment test should be performed between the annual tests. The impairment loss is the excess of the carrying amount of a reporting unit's goodwill and intangible assets with indefinite lives over their respective implied fair value. Intangible assets with finite lives will continue to be amortized under SFAS 142, but the amortization period will no longer be limited to forty years. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of any entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Management has not yet determined the anticipated adoption date of SFAS 142 and is currently evaluating the impact that adoption of SFAS 142 will have on its consolidated financial statements.

                       FISHER & PAYKEL INDUSTRIES LIMITED

31 RESTATEMENT

     The Group has restated these financial statements as of and for the year ended March 31, 2001 to increase the unrealized loss on foreign currency instruments by $1.3 million and to reduce income tax expense by $0.4 million. The adjustments resulted from the miscalculation of the valuation by a trading bank of one of the Group's participating forward foreign exchange contracts. The effect of these adjustments are as follows:

                                                            AS OF AND FOR THE FISCAL YEAR
                                                                 ENDED MARCH 31, 2001
                                                            ------------------------------
                                                            (IN THOUSANDS OF U.S. DOLLARS,
                                                                EXCEPT PER SHARE DATA)
                                                             AS REPORTED      AS RESTATED
                                                            -------------    -------------
Profit from continuing operations after taxation..........    $  4,404         $  3,511
Group profit..............................................       4,829            3,936
Basic and diluted earnings per share from continuing
  operations..............................................    $   0.04         $   0.03
Basic and diluted net earnings per share..................    $   0.04         $   0.03
Basic and diluted earnings per ADS from continuing
  operations(1)...........................................    $   0.15         $   0.12
Basic and diluted net earnings per ADS(1).................    $   0.16         $   0.13
Total current liabilities.................................    $142,912         $143,735
Total liabilities.........................................     229,492          230,315
Total shareholders' equity................................     154,767          153,944

---------------
(1) Assumes four outstanding ordinary shares are equal to one ADS.

                                   APPENDIX B

--------------------------------------------------------------------------------

                                                      [DELOITTE TOUCHE TOHMATSU]

INDEPENDENT REPORT
IN RESPECT OF THE PROPOSED
SEPARATION OF FISHER & PAYKEL
INDUSTRIES LIMITED

                                 23 AUGUST 2001

--------------------------------------------------------------------------------

                                                 DELOITTE CORPORATE FINANCE LOGO

[Deloitte Touche Tohmatsu Letterhead]



                                                      [Deloitte Touche Tohmatsu]

23 August 2001

The Directors
Fisher & Paykel Industries Limited
Private Bag 14-917
AUCKLAND

          INDEPENDENT REPORT IN RESPECT OF THE PROPOSED SEPARATION OF
                       FISHER & PAYKEL INDUSTRIES LIMITED

INTRODUCTION

The Board of Directors of Fisher & Paykel Industries Limited ("Fisher & Paykel") announced in December 2000 that it had concluded that the interests of shareholders would be best served by separating the company into two companies ("the Separation Arrangement"):

     (a) Fisher & Paykel Healthcare Corporation Limited ("F&P Healthcare"); and

     (b) Fisher & Paykel Appliances Holdings Limited ("F&P Appliances").

As part of the Separation Arrangement, approximately 17.7% of the shares in F&P Healthcare will be offered to United States investors and listed on the NASDAQ exchange.

Accordingly the Board has requested Deloitte Corporate Finance to prepare an Independent Report expressing our opinion on whether the terms and conditions of the Separation Arrangement are fair and reasonable to Fisher & Paykel's existing shareholders.

OVERVIEW OF SEPARATION ARRANGEMENT

The table below outlines the existing Fisher & Paykel structure and the proposed structure after the Separation Arrangement.

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                                                 DELOITTE CORPORATE FINANCE LOGO

23 August 2001
Fisher & Paykel Industries Limited
Page  2                                          [Deloitte Touche Tohmatsu Logo]

                      [SEPARATION ARRANGEMENT FLOW CHART]

The Separation Arrangement involves F&P Healthcare owning and operating the Healthcare business and F&P Appliances owning and operating the Appliances and Finance businesses.

As stated above approximately 17.7% of the shares in F&P Healthcare will be offered to investors through a public offering in the United States ("the US Healthcare Offer").

F&P Appliances will hold 19.9% of the shares in F&P Healthcare.

Under the Separation Arrangement, for every 1,000 existing Fisher & Paykel shares, shareholders will:

     (a) retain 528 shares in F&P Healthcare;

     (b) receive 550 shares in F&P Appliances; and

     (c) receive a cash payment (determined on the basis of the US Healthcare Offer and estimated by us to be in the range of $447 to $706).

OPINION

IN OUR OPINION, THE TERMS AND CONDITIONS OF THE SEPARATION ARRANGEMENT ARE FAIR AND REASONABLE TO THE EXISTING FISHER & PAYKEL SHAREHOLDERS.

The separation of Fisher & Paykel into two listed companies is likely to result in the existing shareholders of Fisher & Paykel benefiting from the unlocking of a "value gap" that currently exists due to Fisher & Paykel being regarded by the capital markets as a conglomerate.

We estimate that the financial position of each existing Fisher & Paykel shareholder will be enhanced by the Separation Arrangement as shown in the table below.

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                                                 DELOITTE CORPORATE FINANCE LOGO

23 August 2001
Fisher & Paykel Industries Limited
Page  3                                          [Deloitte Touche Tohmatsu Logo]

                              COMPARISON OF VALUES

                                                            LOW      HIGH
                                                           -----    ------
                                                             $        $
FAIR MARKET VALUE OF 1,000 FISHER & PAYKEL SHARES
ASSUMING THE SEPARATION ARRANGEMENT PROCEEDS
Fair market value of 528 F&P Healthcare shares...........  5,438     6,494
Fair market value of 550 F&P Appliances shares...........  3,889     4,846
Likely cash received per 1,000 Fisher & Paykel shares....    447       706
Transaction costs per 1,000 Fisher & Paykel shares.......   (127)     (127)
                                                           -----    ------
          Total..........................................  9,647    11,919
                                                           =====    ======
FAIR MARKET VALUE OF 1,000 FISHER & PAYKEL SHARES
ASSUMING THE SEPARATION ARRANGEMENT DOES NOT PROCEED.....  8,000    11,000
                                                           =====    ======

We have taken into account the following advantages and disadvantages associated with the Separation Arrangement in forming our opinion.

  ADVANTAGES

Fisher & Paykel shares have historically been influenced by what is known as a "conglomerate discount". This conglomerate discount relates to the lack of transparency between Fisher & Paykel's businesses, which may have resulted in, among other things, reduced ownership by specialist investors, reduced visibility of cash flows and potential cross subsidisation of business units. The Separation Arrangement will enable market visibility of the businesses, removing any effect of this conglomerate discount. Analysts and investors will be better able to evaluate the performance and prospects of the individual businesses.

Each company will have an independent board containing members with specialist expertise. This board together with independent management will be able to control the strategic and financial direction and focus on the core competencies of each company.

Shareholders will have greater control over their investment exposure as they will be able to choose whether to hold shares in an appliances / finance business and/or a healthcare business.

The management of each of the two companies can be remunerated directly against the share performance of the two separately listed companies. This will better align the interests of management with its shareholders. Such equity based compensation may be important in recruiting and retaining key personnel.

As independent listed companies, the prospects of receiving a takeover offer for F&P Appliances and/or F&P Healthcare will be significantly enhanced compared with the prospects under the current structure.

The US Healthcare Offer may enhance the value of F&P Healthcare as there are a large number of specialist healthcare investors in the United States whose industry expertise should ensure that F&P Healthcare is fully valued.

--------------------------------------------------------------------------------

                                                 DELOITTE CORPORATE FINANCE LOGO

23 August 2001
Fisher & Paykel Industries Limited
Page  4                                          [Deloitte Touche Tohmatsu Logo]

The US Healthcare Offer and simultaneous NASDAQ listing, together with a listing in New Zealand and Australia will provide F&P Healthcare with acquisition currency in that the company will be able to issue shares in consideration for businesses it acquires. An interest in a NASDAQ listed, specialist healthcare company will be stronger currency than a New Zealand listed healthcare and appliances conglomerate.

  DISADVANTAGES

The success of each company will be reliant on the performance of the individual businesses (albeit F&P Appliances will have a 19.9% cross shareholding in F&P Healthcare). Industry specific conditions will have a more material influence on each company's financial performance.

Certain shareholders who hold their Fisher & Paykel shares on revenue account may incur a tax liability from the sale of their Fisher & Paykel shares to F&P Appliances. In some cases this tax payable may be more than the cash they will receive under the Separation Arrangement and therefore those shareholders may incur a cash cost as a result of the Separation Arrangement. The Notice of Annual Meeting of Shareholders ("the Notice") discusses the tax consequences in further detail at pages 25 and 26. Individual investors will need to consider their personal tax positions under the Separation Arrangement.

The listing of F&P Healthcare on the NASDAQ will expose the F&P Healthcare shareholders to the United States capital markets and, in particular the NASDAQ. Further, United States investors may become the price setter for the F&P Healthcare share price. However, we note that many comparable medical supply companies listed on the NASDAQ and the New York Stock Exchange have not suffered from the significant falls in those markets in the past twelve months.

The separation is dependent on the US Healthcare Offer proceeding. As discussed on page 16 of the Notice, there are a number of factors that could affect the success of that offer.

The NZSE index weighting for Fisher & Paykel will change. There may be reduced demand for F&P Healthcare and F&P Appliances shares from institutional investors realigning their portfolios with the various NZSE indices as the respective market capitalisations of F&P Healthcare and F&P Appliances will likely be lower than Fisher & Paykel after the Separation Arrangement. We note that both new companies will have a market capitalisation sufficient to place them in the top 20%, in terms of market capitalisation, of stocks listed on the New Zealand Stock Exchange.

The formation of a new company, together with a new board of directors and separate management teams may result in an increase in corporate costs. However we understand that in recent years the Healthcare and Appliances businesses have operated as separate divisions and therefore any additional costs will not be significant.

The cost of debt financing may increase for each entity as they will be smaller than Fisher & Paykel and also less diversified.

--------------------------------------------------------------------------------

                                                 DELOITTE CORPORATE FINANCE LOGO

23 August 2001
Fisher & Paykel Industries Limited
Page  5                                          [Deloitte Touche Tohmatsu Logo]

This letter is a summary of Deloitte Corporate Finance's opinion. The detailed report from which this summary has been extracted is attached.

Yours faithfully

DELOITTE CORPORATE FINANCE

/s/ Peter A Simmons                       /s/ Andrew R Liddell
Peter A Simmons                           Andrew R Liddell

--------------------------------------------------------------------------------

                                                 DELOITTE CORPORATE FINANCE LOGO

                                     INDEX


SECTION                                                                 PAGE
-------                                                                 ----
   1.     Introduction................................................  B-9
   2.     Scope of the Report.........................................  B-9
   3.     Overview of the Separation Arrangement......................  B-11
   4.     Profile of Fisher & Paykel..................................  B-13
   5.     Approach to the Evaluation of the Separation Arrangement....  B-18
   6.     Valuation of F&P Healthcare.................................  B-20
   7.     Valuation of F&P Appliances.................................  B-25
   8.     Valuation of Fisher & Paykel................................  B-30
   9.     Evaluation of the Separation Arrangement....................  B-34
  10.     Sources of Information, Reliance on Information, Disclaimer
          and Indemnity...............................................  B-38
  11.     Qualifications, Independence, Declarations and Consents.....  B-39


--------------------------------------------------------------------------------

                                                 DELOITTE CORPORATE FINANCE LOGO

                             LIST OF ABBREVIATIONS

ADSs..........................  American Depository Shares
AF Investments................  AF Investments Limited
CAPM..........................  Capital Asset Pricing Model
Company.......................  Fisher & Paykel Industries Limited
DCF...........................  Discounted Cash Flows
EBIT..........................  Earnings Before Interest and Tax
EBITDA........................  Earnings Before Interest, Tax, Depreciation and
                                Amortisation of Intangible Assets
FCFs..........................  Free Cash Flows
Fisher & Paykel...............  Fisher & Paykel Industries Limited
IBD...........................  Interest Bearing Debt
IPO...........................  Initial Public Offering
F&P Appliances................  Fisher & Paykel Appliances Holdings Limited
F&P Healthcare................  Fisher & Paykel Healthcare Corporation Limited
Listing Rules.................  The New Zealand Stock Exchange Listing Rules
NASDAQ........................  National Association of Securities Dealers Automated
                                Quotation System
Notice........................  Notice of Annual Meeting of Shareholders
NPAT..........................  Net Profit After Tax
NPV...........................  Net Present Value
NTA...........................  Net Tangible Assets
NZSE..........................  New Zealand Stock Exchange
OSA...........................  Obstructive Sleep Apnea
PE............................  Price Earnings
Separation Arrangement........  The proposed separation of Fisher & Paykel Industries
                                Limited into Fisher & Paykel Appliances Holdings
                                Limited and Fisher & Paykel Healthcare Corporation
                                Limited, including the US Healthcare Offer
US Healthcare Offer...........  The proposed offer of approximately 17.7% of the shares in Fisher & Paykel Healthcare Corporation Limited to US
                                investors
WACC..........................  Weighted Average Cost of Capital

--------------------------------------------------------------------------------

                                                 DELOITTE CORPORATE FINANCE LOGO

1. INTRODUCTION

1.1 Fisher & Paykel Industries Limited ("Fisher & Paykel" or "the Company") is a company listed on the New Zealand Stock Exchange ("NZSE") with a market capitalisation of $1,553 million as at 22 August 2001 and audited shareholders' funds of $384 million as at 31 March 2001.

1.2 On 19 December 2000, the Board of Directors of Fisher & Paykel announced its intention to separate the Appliances and Finance businesses and the Healthcare business into two companies ("the Separation Arrangement"):

     (a) Fisher & Paykel Healthcare Corporation Limited ("F&P Healthcare"); and

     (b) Fisher & Paykel Appliances Holdings Limited ("F&P Appliances").

1.3 As part of the Separation Arrangement, approximately 17.7% of the shares in F&P Healthcare will be offered to United States investors through a public offering for which F&P Healthcare will apply for public quotation on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") (the "US Healthcare Offer").

1.4 The Board of Directors of Fisher & Paykel has requested Deloitte Corporate Finance to prepare an Independent Report in respect of the Separation Arrangement, opining on whether the terms and conditions of the Separation Arrangement are fair and reasonable to Fisher & Paykel's existing shareholders.

1.5  This report sets out the following information:

     (a) an overview of the Separation Arrangement;

     (b) a profile of Fisher & Paykel;

     (c) an evaluation of the impact of the Separation Arrangement on Fisher & Paykel's shareholders, including:

         - an assessment of the value of F&P Healthcare and F&P Appliances assuming the Separation Arrangement proceeds;

         - an assessment of the value of Fisher & Paykel assuming that the Separation Arrangement does not proceed; and

         - a comparison of the potential financial position of Fisher & Paykel's shareholders if the Separation Arrangement proceeds versus if the Separation Arrangement does not proceed and the expected advantages and disadvantages to Fisher & Paykel's shareholders of the Separation Arrangement.

1.6  Currency references in this report are to New Zealand dollars.

2. SCOPE OF THE REPORT

REGULATORY REQUIREMENTS

2.1 The Separation Arrangement is subject to, amongst other things, the Companies Act 1993 and the provisions of the NZSE Listing Rules ("the Listing Rules").

2.2 Section 9 of the Listing Rules deals with transactions with related parties and major transactions such as those proposed under the Separation Arrangement. Listing Rule 9.1.2 stipulates that the directors of Fisher & Paykel must provide the Company's shareholders

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     with "such information, reports, valuations and other material as are necessary to enable the holders of Securities to appraise the implications of the transactions".

PURPOSE OF THE REPORT

2.3 Deloitte Corporate Finance issues this Independent Report for the benefit of the existing Fisher & Paykel shareholders to assist them in considering whether the terms and conditions of the Separation Arrangement are fair and reasonable.

2.4 Deloitte Corporate Finance notes that each shareholder's circumstances and investment objectives are unique. Accordingly, it is not possible to advise what action each shareholder should take in response to the Separation Arrangement. Deloitte Corporate Finance's advice and opinions are necessarily general in nature and are intended to assist Fisher & Paykel's existing shareholders to form their own opinions as to what action they should take in the circumstances.

2.5 The Independent Report should not be used for any other purpose without Deloitte Corporate Finance's prior written consent.

BASIS OF EVALUATION

2.6 Deloitte Corporate Finance's basis of evaluating the Separation Arrangement has been to determine whether in its opinion the terms of the Separation Arrangement are "fair and reasonable" to existing Fisher & Paykel shareholders. Deloitte Corporate Finance has not been asked, nor has it undertaken, a review of other potential restructuring options.

2.7 There is little guidance as to the meaning of "fair and reasonable" in New Zealand law or in the Listing Rules.

2.8 Listing Rule 4.8.4(c)(iv) provides a definition of fairness in relation to the consideration in compulsory acquisition circumstances. The consideration is deemed to be fair if it is equal to the pro-rated value of the affected securities based on the value of the issuer as a whole and the rights and obligations attaching to those securities.

2.9 Guidance Note Number 10 issued by the Institute of Chartered Accountants of New Zealand (Guideline on Independent Chartered Accountants Reporting as Experts to Shareholders) states "the expression of an opinion as to fairness will generally involve an assessment as to whether a transaction or proposal is just, impartial and equitable".

2.10 The above definitions provide only limited guidance. Therefore Deloitte Corporate Finance has also considered Policy Statements 74 and 75 and Practice Note 43 issued by the Australian Securities and Investment Commission relating to independent expert reports. The Policy Statements and Practice Note prescribe standards of best practice for the preparation of expert reports in respect of takeover offers in Australia.

2.11 The Australian approach draws a distinction between "fair" and "reasonable" in relation to takeover offers. Fairness relates to price whereas reasonableness includes the consideration of factors other than price. A fair offer is one that reflects the full market value of a company's businesses and assets. A takeover offer that is in excess of the pre-bid market prices but less than full value will not be "fair" but may be "reasonable" if shareholders are to realise an amount for their shares in excess of the bid price in the foreseeable future.

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2.12 In this instance Deloitte Corporate Finance has primarily assessed whether the terms and conditions of the Separation Arrangement are fair and reasonable by assessing the overall impact of the Separation Arrangement on Fisher & Paykel's existing shareholders. This involves comparing the assessed fair market value of the shareholders' current holdings in Fisher & Paykel with the estimated fair market value of their financial position after the Separation Arrangement as well as forming a judgement as to whether the expected advantages of the Separation Arrangement outweigh any disadvantages that might result.

3. OVERVIEW OF THE SEPARATION ARRANGEMENT

3.1 The terms of the Separation Arrangement are described in detail in the accompanying Notice of Annual Meeting of Shareholders ("the Notice"). A summary of the terms is provided below.

3.2 The following diagram outlines the existing structure of Fisher & Paykel and the proposed structure following the separation.

               Existing Structure and Proposed Structure diagram

3.3 In simple terms, under the Separation Arrangement, the existing Fisher & Paykel shareholders will hold:

     (a) a direct interest of 100% of the shares in F&P Appliances;

     (b) a direct interest of 62.4% of the shares in F&P Healthcare; and

     (c) an indirect interest of 19.9% in F&P Healthcare, via their shareholding in F&P Appliances.

3.4 The other 17.7% of the shares in F&P Healthcare will be offered to investors through a public offering of American Depository Shares ("ADSs") in the United States. F&P Healthcare will apply to have the ADSs quoted on the NASDAQ.

OVER-ALLOTMENT OPTION

3.5 As is usual practice with a listing on a United States market, the underwriters of the US Healthcare Offer will be granted an over-allotment option. If this option is exercised, F&P Healthcare will issue up to an additional 15% of the shares sold in the offer. This over-

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    allotment option will assist the underwriting syndicate in stabilising the market for F&P Healthcare in the 30 days following the pricing of the offer when trading volumes are expected to be higher than normal.

3.6 If the over-allotment option is exercised, the additional capital raised will be retained by F&P Healthcare. The exercise of the option will, however, slightly dilute the proportion of F&P Healthcare shares held by both existing Fisher & Paykel shareholders and by F&P Appliances.

3.7 The table below shows the relative shareholding in F&P Healthcare assuming no over-allotment option is exercised and assuming the full 15% option is exercised.

                    PROPOSED SHAREHOLDING IN F&P HEALTHCARE

                                    OVER-ALLOTMENT OPTION        OVER-ALLOTMENT
                                        NOT EXERCISED        OPTION FULLY EXERCISED
                                    ---------------------    ----------------------
Existing F&P Shareholders.........          62.4%                     60.8%
F&P Appliances....................          19.9%                     19.4%
Investors in the US Healthcare
  Offer...........................          17.7%                     19.8%
                                            ----                      ----
                                             100%                      100%
                                            ====                      ====

3.8 Under the Separation Arrangement, each holder of 1,000 shares in Fisher & Paykel on the record date will:

     (a) retain 528 shares in F&P Healthcare;

     (b) receive 550 shares in F&P Appliances; and

     (c) receive cash proceeds (determined on the basis of the US Healthcare Offer).

3.9 The individual steps required to undertake the Separation Arrangement are relatively complex and are explained in detail at page 27 of the Notice, which states:

     STEP 1: An existing, non-trading Fisher & Paykel group company being renamed F&P Appliances. This company will become the parent company of the Appliances and Finance businesses.

     STEP 2: Fisher & Paykel shareholders exchanging sufficient of their existing Fisher & Paykel shares for new shares in F&P Appliances to enable:

     - F&P Appliances to fund the acquisition of the Appliances and Finance businesses from Fisher & Paykel;

     - F&P Appliances to retain slightly less than 20% of the shares in F&P Healthcare; and

     - F&P Appliances to sell approximately 18% of the shares in F&P Healthcare under the US Healthcare Offer;

     The exchange of the Fisher & Paykel shares in Step 2 will be for a price to be satisfied by the issue of F&P Appliances shares and some cash. The cash payment will be made by F&P Appliances to the Fisher & Paykel shareholders upon completion of the US Healthcare Offer;

     STEP 3: Fisher & Paykel buying back approximately 15% of its shares from F&P Appliances. F&P Appliances will use the amount received from the share buy back to capitalise and provide debt funding to a subsidiary company, AF Investments Limited ("AF Investments"). That

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     subsidiary company will then borrow, from an external source, on a short term basis, the balance required to enable it to purchase the Appliances and Finance businesses from Fisher & Paykel, and complete the purchase of those businesses.

     STEP 4: F&P Appliances selling approximately 18% of the F&P Healthcare shares under the US Healthcare Offer. The proceeds of the US Healthcare Offer less an amount of $105 million are used by F&P Appliances to make the cash payment to Fisher & Paykel shareholders under Step 2. The $105 million retained by F&P Appliances is used to provide debt funding to AF Investments to an extent which allows AF Investments to repay the amount it borrowed externally to partially fund its acquisition of the Appliances and Finance businesses. The balance of $105 million will be used to fund a portion of the separation costs, to be borne by F&P Appliances as part of the Separation Arrangement.

3.10 The Separation Arrangement is subject to the following conditions:

      (a) the Company obtaining shareholder approval;

      (b) the granting of final orders by the High Court;

      (c) obtaining a price under the US Healthcare Offer which is acceptable to the Company's Board of Directors;

      (d) the closing of the US Healthcare Offer; and

      (e) there being no material change in circumstances between the date of the Notice and the date on which the Appliance and Finance businesses of Fisher & Paykel are acquired by F&P Appliances under the Separation Arrangement.

3.11 All of the conditions are required to be completed for the Separation Arrangement to proceed. If any of these conditions are not completed within ten business days of the record date then the separation will be unwound and the status quo will prevail. The record date is currently scheduled for 9 November 2001, which would require the last condition to be completed by 23 November 2001.

4. PROFILE OF FISHER & PAYKEL

BACKGROUND

4.1 Fisher & Paykel is a company listed on the NZSE with a market capitalisation of $1,553 million as at 22 August 2001 and audited shareholders' funds of $384 million as at 31 March 2001.

4.2 Fisher & Paykel is a manufacturer of whiteware and healthcare products. The Company also owns a finance business, Fisher & Paykel Finance.

4.3 Fisher & Paykel's Appliances business produces and sells a range of refrigerators, washing machines, clothes dryers, dishwashers, ovens and cook-tops. For further information on the Appliances and Finance businesses refer to pages 12 to 24 of the F&P Appliances Information Memorandum.

4.4 Fisher & Paykel's Healthcare business produces and sells specialist healthcare products related mainly to humidification and the treatment of obstructive sleep apnea. Detailed information regarding the Healthcare business is contained at pages 10 to 26 of the F&P Healthcare Information Memorandum.

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FINANCIAL PERFORMANCE

4.5 A summary of Fisher & Paykel's historical consolidated financial performance is set out below.

        SUMMARY OF FISHER & PAYKEL'S CONSOLIDATED FINANCIAL PERFORMANCE

                                YEAR TO           YEAR TO          YEAR TO
                            31 MARCH 1999**    31 MARCH 2000    31 MARCH 2001
                            ---------------    -------------    -------------
                               (AUDITED)         (AUDITED)        (AUDITED)
                               $ MILLION         $ MILLION        $ MILLION
Revenue...................         760               818              929
EBIT excluding abnormal
  items...................          61                93              130
Net surplus after taxation
  excluding abnormals.....          35                54               60
Net surplus after taxation
  including abnormals.....          19                54               11
Dividends.................          38*               47*              35
Dividend per share........       $0.33*            $0.40*           $0.30
Earnings per share
  excluding abnormals.....       $0.30             $0.46            $0.51

------------
** Abnormal items included loss on sale of land and buildings, write downs and restructuring costs and provisions

 * Including special dividends

Source: Fisher & Paykel's 31 March 1999, 2000 and 2001 audited financial statements

4.6 Fisher & Paykel's consolidated revenue has increased by over 22% in the last two years, with the revenue from the Healthcare business increasing by 62% during this period.

4.7 During the same period, normalised EBIT has grown by 113% with the normalised EBIT margin (normalised EBIT divided by revenue) growing from 8% to 14%. Both the Healthcare and Appliances businesses earned improved margins during this period.

4.8 The major abnormal item during the year to 31 March 2001 relates to a mark to market of Fisher & Paykel's outstanding foreign currency instruments.

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FINANCIAL POSITION

4.9 A summary of Fisher & Paykel's historical consolidated financial position is set out below.

          SUMMARY OF FISHER & PAYKEL'S CONSOLIDATED FINANCIAL POSITION

                                  31 MARCH 1999   31 MARCH 2000   31 MARCH 2001
                                  -------------   -------------   -------------
                                    (AUDITED)       (AUDITED)       (AUDITED)
                                    $ MILLION       $ MILLION       $ MILLION
Assets
  Current assets................      244.5           267.8           294.6
  Finance receivables...........      251.6           282.6           271.1
  Fixed assets..................      341.7           358.2           360.0
  Investments & other assets....       12.8            14.2            24.8
  Goodwill......................        3.7             3.3             3.0
                                      -----           -----           -----
          Total Assets..........      854.3           926.1           953.5
Liabilities
  Current liabilities...........      113.6           116.6           112.8
  Provisions....................       20.2            24.6            99.0
  Interest bearing debt.........      131.6           142.3           109.7
  Finance borrowings............      216.2           256.7           248.0
                                      -----           -----           -----
          Total Liabilities.....      481.6           540.2           569.5
                                      -----           -----           -----
          Total Shareholders'
            Equity..............      372.7           385.9           384.0
                                      =====           =====           =====

------------
Source: Fisher & Paykel's 31 March 1999, 2000 and 2001 audited financial statements

4.10 Notwithstanding Fisher & Paykel's significant increase in revenue in recent years, the company's consolidated financial position has been relatively stable, with total assets increasing by approximately 12%. Inventories increased by over $30 million (24%) during this period.

4.11 The major change in liabilities relates to the provision for unrealised losses on foreign currency instruments discussed above.

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SHAREHOLDING STRUCTURE

4.12 At 30 June 2001 Fisher & Paykel had 118,111,137 fully paid ordinary shares on issue. The names, number of shares and percentage holding of the ten largest shareholders at 30 June 2001 are set out in the table below.

                   FISHER & PAYKEL'S TEN LARGEST SHAREHOLDERS

                                                   FULLY PAID ORDINARY
     SHAREHOLDER                                         SHARES             %
     -----------                                   -------------------    -----
  1  National Nominees NZ Limited..............         17,572,694         14.9
  2  ANZ Nominees Limited......................         16,267,741         13.8
  3  Credit Suisse First Boston NZ.............          5,500,000          4.7
  4  Citibank Nominees NZ......................          5,423,776          4.6
  5  John William Gilks & Others...............          3,855,000          3.3
  6  National Mutual Life Assurance............          3,452,543          2.9
  7  AMP Life Limited..........................          2,595,762          2.2
  8  Trustees Executors & Agency Co............          2,584,882          2.2
  9  Accident Rehabilitation and Comp..........          2,407,099          2.0
 10  Caledonia Investments Limited.............          1,863,300          1.6
                                                       -----------        -----
Sub Total......................................         61,522,797         52.0
Others.........................................         56,588,340         48.0
                                                       -----------        -----
Total..........................................        118,111,137        100.0
                                                       ===========        =====

------------
Source: Datex

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SHARE PRICE HISTORY

4.13 Fisher & Paykel's shares are traded on the NZSE. Fisher & Paykel's share price and volume of shares traded since January 2000 is summarised below.

             FISHER & PAYKEL'S SHARE PRICE PERFORMANCE AND VOLUMES

                                                LOW     HIGH     CLOSE    VOLUME
MONTH                                            $        $        $      (000'S)
-----                                          -----    -----    -----    -------
January 2000.................................   6.85     7.30     7.05     1,835
February.....................................   6.20     6.80     6.28     2,216
March........................................   6.00     6.60     6.05     3,170
April........................................   6.00     6.19     6.10     2,994
May..........................................   6.10     6.55     6.50     2,958
June.........................................   6.48     6.87     6.70     4,227
July.........................................   6.60     7.40     7.25     2,717
August.......................................   7.06     7.55     7.45     4,720
September....................................   7.10     7.45     7.30     3,042
October......................................   6.98     7.30     7.20     9,020
November.....................................   6.95     7.30     7.25     4,872
December.....................................   7.20     8.26     7.98     3,483
January 2001.................................   7.84     8.00     7.95     3,293
February.....................................   8.03     8.75     8.60     3,170
March........................................   7.95     8.75     8.05     3,588
April........................................   7.95     8.70     8.70     4,640
May..........................................   8.70     9.50     9.50     3,709
June.........................................   9.54    11.80    11.80     7,621
July.........................................  11.80    13.23    12.95    11,897

------------
Source: Datex

4.14 The table below shows Fisher & Paykel's share price and volumes traded between 1 January 2000 and 31 July 2001.

                  FISHER & PAYKEL SHARE PRICE TRADING HISTORY
                           (JANUARY 2000 - JULY 2001)


  [CHART SHOWING FISHER & PAYKEL INDUSTRIES LIMITED'S SHARE PRICE AND VOLUMES
                 TRADED ON THE NZSE BETWEEN 1/1/00 AND 7/31/01]


4.15 A detailed discussion of Fisher & Paykel's share trading is set out in section 8.

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5. APPROACH TO THE EVALUATION OF THE SEPARATION ARRANGEMENT

OVERVIEW

5.1 To evaluate whether the terms and conditions of the Separation Arrangement are fair and reasonable to Fisher & Paykel's shareholders, Deloitte Corporate Finance has considered the following key issues:

       (a) the expected financial position of Fisher & Paykel's shareholders if the Separation Arrangement proceeds, including:

           - the fair market value of the shares in F&P Healthcare;

           - the fair market value of the shares in F&P Appliances; and

           - the potential level of cash payout;

       (b) the expected fair market value of the shares in Fisher & Paykel if the Separation Arrangement does not proceed; and

       (c) other advantages and disadvantages of the Separation Arrangement to Fisher & Paykel's shareholders.

5.2 Fair market value can be defined as the price (expressed in terms of money or money's worth) that a willing but not anxious buyer, with access to all relevant information and acting on an arms length basis, would be prepared to pay to a willing but not anxious seller in an open, unrestricted and stable market.

BASIS OF VALUATION

5.3 In general terms it is recognised that the value of a share represents the present value of the net cash flow expected therefrom. Cash flows can be in the form of either dividends and share sale proceeds or a residual sum derived from the liquidation of the business undertaking.

5.4 There are a number of methodologies used in valuing shares and businesses. The most commonly applied methodologies are:

       (a) discounted cash flows ("DCF");

       (b) capitalisation of earnings;

       (c) net assets or estimated proceeds from an orderly realisation of assets; and

       (d) industry guidelines.

5.5 Each of these valuation methodologies has application in different circumstances. The appropriate methodology is determined by a number of factors including the future prospects of the business, the stage of development of the business and the valuation practice or benchmark usually adopted by purchasers of the type of business involved.

5.6 The DCF method is the fundamental valuation approach to assess the present value of future cash flows, recognising the time value of money and risk. The value of an investment is equal to the value of future free cash flows ("FCFs") arising from the investment, discounted at the investor's required rate of return.

5.7 The DCF method has a strong theoretical basis. It is particularly suitable where the business is of a finite life or where cash flows are expected to fluctuate substantially due to the differing timing of capital expenditure and returns.

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5.8 The capitalisation of earnings method is an adaptation of the DCF method. It requires an assessment of the earnings of the business and a selection of a capitalisation rate (or earnings multiple) appropriate to that particular business for the purpose of capitalising the earnings figure.

5.9 The capitalisation of earnings method is most appropriate for shares and businesses with a long history of relatively stable returns and which do not have large or lumpy (irregular) capital expenditure requirements.

5.10 Earnings can be specified in a number of ways. The most common form of earnings specified are:

       (a) dividends;

       (b) net profit after tax ("NPAT");

       (c) net operating profit after tax;

       (d) earnings before interest and tax ("EBIT"); and

       (e) earnings before interest, tax, depreciation and amortisation of intangible assets ("EBITDA").

5.11 The capitalisation rate (or earnings multiple) to apply against the assessed earnings figure must be consistent with the definition of earnings. For example, a dividend yield must be used to capitalise maintainable dividends, a price earnings ("PE") multiple must be used to capitalise maintainable NPAT and an EBITDA multiple must be used to capitalise maintainable EBITDA.

5.12 An assets based methodology is often used in circumstances where the assets of a company have a market value independent of the profitability of the company that owns them.

5.13 A valuation based on an orderly realisation of assets is normally restricted to instances where the investor holds sufficient control to effect a sale of the assets and/or there is some indication that an orderly realisation is contemplated.

5.14 Industry guidelines or rules of thumb are used in some industries. These are generally used as a secondary valuation method as a check on the result determined by the DCF, capitalisation of earnings or orderly realisation of assets method. However, in some industries they are the primary basis on which buyers determine prices.

VALUATION APPROACH

5.15 Deloitte Corporate Finance has used the DCF method as its primary approach to assess the value of F&P Healthcare and F&P Appliances. Value is assessed in two stages:

      (a) first, the future FCFs of the respective businesses are forecast over a given time frame and the final year of that forecast is used to determine a perpetuity (or terminal) value; then

      (b) the FCFs are adjusted to reflect their value at a certain point in time. Present values are calculated by discounting the FCFs at an appropriate discount rate. The net present value ("NPV") so derived reflects the ungeared value of the business.

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5.16 FCFs represent the surplus cash associated with the business after deducting operating expenses, tax, movements in working capital and capital expenditure. They represent the cash which is available to pay returns to providers of debt and equity capital.

5.17 The discount rate used to determine the NPV is the estimated weighted average cost of capital ("WACC"). The WACC is a blend of the cost of debt and the cost of equity, weighted in accordance with the target capital structure of an entity owning the business. The WACC represents the rate of return required by investors to compensate them for the business risks they bear by investing in the business.

5.18 The DCF method adopted derives an assessment of the value of the ungeared business. For the purposes of the valuation assessment, the ungeared business is defined as the operating assets (i.e. operating working capital, fixed assets and intangible assets such as brand names, licences, know-how and general business goodwill) that generate the operating income of the business.

5.19 Deloitte Corporate Finance has also assessed the value of F&P Healthcare and F&P Appliances under the capitalisation of earnings method. As previously stated, this methodology involves capitalising the earnings of the business at a multiple which reflects the risks of the business and the stream of income that it generates.

5.20 In applying the capitalisation of earnings approach, EBITDA has been used as the measure of earnings. The use of EBITDA and EBITDA multiples is more common in valuing businesses for acquisition purposes as it eliminates the effect of financial leverage which is ultimately in the control of the acquirer, it removes any distortions that arise from the tax position of the business and it eliminates the risk of distortions between comparisons due to differing depreciation and amortisation policies.

5.21 Deloitte Corporate Finance has assessed the value of Fisher & Paykel (assuming the Separation Arrangement does not proceed) based on the recent prices for the Fisher & Paykel shares and the DCF and capitalisation of EBITDA methods.

5.22 Deloitte Corporate Finance's examination of the Separation Arrangement is a follows:

      (a) section 6     assessment of the value of F&P Healthcare;

      (b) section 7     assessment of the value of F&P Appliances;

      (c) section 8     assessment of the value of Fisher & Paykel (assuming the
                        Separation Arrangement does not proceed); and

      (d) section 9     comparison of the assessed financial position of Fisher
                        & Paykel's shareholders after the Separation Arrangement with the assessed fair market value of the shares in Fisher & Paykel assuming the Separation Arrangement does not proceed, along with Deloitte Corporate Finance's analysis of the advantages and disadvantages of the Separation Arrangement.

6. VALUATION OF F&P HEALTHCARE

OVERVIEW

6.1 A detailed business description of F&P Healthcare can be found on pages 10 to 26 of the F&P Healthcare Information Memorandum.

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6.2  F&P Healthcare's financial performance is set out on pages 27 to 29 and
     Annexures A and B of the F&P Healthcare Information Memorandum.

DCF VALUATION OF THE HEALTHCARE BUSINESS

  Free Cash Flows

6.3 The FCFs adopted in the DCF valuation are based upon projections developed by Fisher & Paykel management which have been adjusted where considered necessary. The projections were developed on a product-by-product basis based on strategic business plans incorporating expectations regarding the future development of each market. These business plans are prepared for the period 2002 to 2006. Preparation of the projections involved an analysis of industry specific developments and expected competitive positioning.

6.4 It is normal to disclose a summary of the projections. However, as the projections contain information which is considered commercially sensitive Deloitte Corporate Finance has not disclosed the projections used for the purposes of the DCF valuation.

  Discount Rate

6.5 Deloitte Corporate Finance has used the Capital Asset Pricing Model ("CAPM") to assess the WACC for the Healthcare business. In doing so, a version of the CAPM which takes account of investors' tax rates has been used. Deloitte Corporate Finance assesses the nominal, post corporate tax WACC for F&P Healthcare to be in the vicinity of 11.5%.

  Valuation Outcome

6.6 Based on the above, the assessed value of the ungeared Healthcare business is in the vicinity of $1,106 million.

  Sensitivity Analysis

6.7  The DCF assessment is particularly sensitive to the following factors:

      (a) projected sales growth rates;

      (b) forecast exchange rates;

      (c) EBIT margins;

      (d) terminal growth assumptions; and

      (e) cost of capital assumptions.

6.8 Based on the sensitivity analysis undertaken, the value of the ungeared Healthcare business is in the range of $980 million to $1,267 million using the DCF approach.

CAPITALISATION OF EBITDA VALUATION OF THE HEALTHCARE BUSINESS

6.9 In applying the capitalisation of EBITDA approach, Deloitte Corporate Finance has taken EBITDA for 2001 and normalised this figure by eliminating non-recurring losses arising from the foreign exchange hedging contracts.

6.10 Deloitte Corporate Finance has assessed the normalised 2001 EBITDA of the Healthcare business to be in the vicinity of $85 million.

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

6.11 The selection of an appropriate earnings multiple is usually the most judgmental element of a valuation. Actual or indicative offers for a particular business can provide reasonable support for the selection of an appropriate earnings multiple. However, in the absence of such information it is necessary to infer multiples from other evidence such as marginal trades for public listed companies in New Zealand and overseas with similar characteristics to the Healthcare business or from theoretical models used to determine the WACC. Deloitte Corporate Finance is of the view that there are no New Zealand publicly listed companies comparable with the Healthcare business.

6.12 Deloitte Corporate Finance has reviewed the historic EBITDA multiples for overseas comparable publicly traded companies. In particular, the multiples for ResMed, Respironics, Vital Signs and Invacare have been analysed. Deloitte Corporate Finance has also examined the implied multiples from transactions involving businesses in similar industries. The range of these EBITDA multiples is set out below.

                      COMPARABLE COMPANY EBITDA MULTIPLES

                                                     LOW    HIGH    AVERAGE
                                                     ---    ----    -------
Publicly traded comparable companies...............  9.6    41.4     18.9
Comparable transactions............................  7.3    20.5     14.0

------------
Source: Reuters, Bloomberg & Brokers' Forecasts

6.13 In assessing the appropriate EBITDA multiple, Deloitte Corporate Finance has considered the general growth prospects and competitive environments for the various sectors that F&P Healthcare operates in versus the sectors that the comparable companies operate in. For example, ResMed, which operates solely in the market for the treatment of Obstructive Sleep Apnea ("OSA") trades at the high end of the comparable company multiples. OSA is considered a high growth area. F&P Healthcare also manufactures humidification products for respiratory purposes. This sector does not have the same growth profile as OSA and companies that operate in this sector tend to trade within a lower multiple range.

6.14 Based on the above and taking into account the differences between the comparable companies and transactions and the Healthcare business, Deloitte Corporate Finance considers an appropriate EBITDA multiple for the Healthcare business to be in the range of 12.0 to 14.0.

6.15 The assessed value of the ungeared Healthcare business is in the range of $1,020 million to $1,190 million under the capitalisation of EBITDA method.

                    CAPITALISATION OF EBITDA VALUATION RANGE

                                                             LOW     HIGH
                                                            -----    -----
2001 normalised EBITDA ($ million)........................     85       85
EBITDA multiple...........................................   12.0     14.0
                                                            -----    -----
Value of the Healthcare business ($ million)..............  1,020    1,190
                                                            =====    =====

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

VALUATION CONCLUSION -- HEALTHCARE BUSINESS

6.16 The valuation assessments indicate the value of the ungeared Healthcare business to be in the range of $980 million to $1,267 million.

                     SUMMARY OF VALUATION ASSESSMENTS RANGE

                                                          LOW           HIGH
                                                       ----------    ----------
                                                       ($MILLION)    ($MILLION)
DCF valuation........................................      980         1,267
Capitalisation of EBITDA valuation...................    1,020         1,190

6.17 Based on the above, Deloitte Corporate Finance assesses the value of the ungeared Healthcare business to be in the range of $1,000 million to $1,200 million.

VALUATION OF F&P HEALTHCARE SHARES

6.18 To derive the value of the F&P Healthcare shares, it is necessary to add the value of surplus or non-operating assets to the value of the Healthcare business and deduct the market value of F&P Healthcare's interest bearing debt ("IBD").

6.19 Fisher & Paykel's management advise that after the proposed transactions and assuming a normalised working capital balance, it is forecast that F&P Healthcare will have net surplus cash on hand of approximately $26 million.

6.20 Based on the above, Deloitte Corporate Finance assesses the value of all the shares in F&P Healthcare to be in the range of $1,026 million to $1,226 million. This equates to a value of $10.30 to $12.30 per share based upon the 99.656 million F&P Healthcare shares that will be on issue after the successful completion of the Separation Arrangement. This calculation is shown in the table below.

                         VALUE OF F&P HEALTHCARE SHARES

                                                             LOW         HIGH
                                                          ---------    ---------
                                                          $ MILLION    $ MILLION
Value of Healthcare business............................    1,000        1,200
Add: Surplus Assets.....................................       26           26
Deduct: Net IBD at separation...........................       (0)          (0)
                                                           ------       ------
Value of the F&P Healthcare shares......................    1,026        1,226
                                                           ======       ======
Number of shares on issue (million).....................   99.656       99.656
Value per share.........................................   $10.30       $12.30
                                                           ======       ======

CONCLUSION

6.21 Based on the above, Deloitte Corporate Finance assesses the fair market value of each share in F&P Healthcare to be in the range of $10.30 to $12.30 following the Separation Arrangement.

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

PRICING OF US HEALTHCARE OFFER

6.22 As discussed on pages 15 and 16 of the Notice, the pricing of the US Healthcare Offer will be set by the Boards of Directors of both Fisher & Paykel and F&P Appliances, in conjunction with the underwriters, taking into account a number of factors including:

     (a) the prevailing market conditions;

     (b) financial performance of the Healthcare business of Fisher & Paykel in recent periods;

     (c) the historical trading price of the ordinary shares of Fisher & Paykel prior to the Separation Arrangement;

     (d) the present stage of the development of the Healthcare business of Fisher & Paykel;

     (e) the market capitalisations and stages of development of other companies that Fisher & Paykel and the representatives of the underwriters believe to be comparable to the Healthcare business; and

     (f)  estimates of the business potential of the Healthcare business.

6.23 Deloitte Corporate Finance notes that it is not necessarily advantageous for a company's securities to be sold for the highest possible price that underwriters could seek. If the initial offering price is set too high in relation to the company's historical performance and industry and market conditions, the aftermarket may be weak.

6.24 Sometimes the securities' price will increase sharply immediately after the offering. This does not mean that the securities were priced incorrectly. Underwriters try to establish a price under normal trading conditions. Sometimes, though, speculative surprises occur. There have been instances where the price of shares has doubled or tripled in the first few weeks of trading.

6.25 Although Fisher & Paykel is listed in New Zealand, the listing of the separate F&P Healthcare business in the United States will likely be treated by United States investors as an initial public offering ("IPO").

6.26 An investor in an IPO is exposed to certain extra risks over and above the risks borne by an investor who acquires the shares after the listing. These risks are as a result of factors such as:

     (a) the lack of trading history in the share price;

     (b) uncertainty as to the number of shares subscribers will receive; and

     (c) uncertainty as to the final issue price.

6.27 To recompense investors for the extra risks they bear, and to incentivise them to participate in the offering, investors may bid for the shares at a level less than the anticipated price after the offering. This discount is referred to as an 'IPO discount'.

6.28 The IPO discount is difficult to measure. However in the United States, the implied IPO discount (being the difference between the price at which subscribers to an IPO will participate compared with the price when the shares are trading) is generally recognised to be in the vicinity of 15%.

6.29 Based upon the assessed value of F&P Healthcare of $1,026 million to $1,226 million, or $10.30 to $12.30 per share, and applying an IPO discount of 15% an indicative value of the public offer price for F&P Healthcare would be in the vicinity of $8.96 to $10.70.

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

     Shareholders will receive the amount of the proceeds of the US Healthcare Offer less an amount of $105 million retained by F&P Appliances. Based upon these estimates, the shareholders will receive in the range of $447 to $706 in respect of every 1,000 Fisher & Paykel shares they hold.

7. VALUATION OF F&P APPLIANCES

OVERVIEW OF THE APPLIANCES BUSINESS

7.1 A detailed business description of the Appliances business can be found on pages 12 to 21 of the F&P Appliances Information Memorandum.

7.2 F&P Appliances' financial performance can be found on pages 25 to 27 and Annexures A and B of the Information Memorandum. F&P Appliances' financial performance includes that of the Finance business.

DCF VALUATION OF THE APPLIANCES BUSINESS

  Free Cash Flows

7.3 The FCFs adopted in the DCF valuation are based upon projections developed by Fisher & Paykel management which have been adjusted by Deloitte Corporate Finance where considered necessary. The projections were developed by Fisher & Paykel on a country-by-country and product-by-product basis based on strategic business plans, incorporating expectations regarding the future development of each region. These business plans are prepared for the period 2002 to 2006 and incorporate industry specific developments, expected competitive positioning and detailed forecasts of capital expenditure requirements for the five year period.

7.4 Consistent with the valuation of F&P Healthcare, Deloitte Corporate Finance has not disclosed the projections used for the purposes of the DCF valuation.

  Discount Rate

7.5 Deloitte Corporate Finance assesses the nominal, post corporate tax WACC for the Appliances business to be in the vicinity of 10.5%.

  Valuation Outcome

7.6 Based on the above, the assessed value of the ungeared Appliances business is in the vicinity of $326 million.

  Sensitivity Analysis

7.7  The DCF assessment is particularly sensitive to the following factors:

     (a) forecast sales volume assumptions per region;

     (b) warranty cost assumptions;

     (c) capital expenditure assumptions;

     (d) terminal growth assumptions; and

     (e) cost of capital assumptions.

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                                       B-25

7.8 Based on the sensitivity analysis undertaken, the assessed value of the ungeared Appliances business is in the range of $297 million to $364 million using the DCF approach.

CAPITALISATION OF EBITDA VALUATION OF THE APPLIANCES BUSINESS

7.9 Deloitte Corporate Finance has assessed the normalised 2001 EBITDA of the Appliances business to be in the vicinity of $82 million.

7.10 Deloitte Corporate Finance has reviewed the historic EBITDA multiples for comparable companies. These EBITDA multiples are set out below.

                      COMPARABLE COMPANY EBITDA MULTIPLES

                                                      LOW    HIGH    AVERAGE
                                                      ---    ----    -------
Comparative company historical EBITDA multiples.....  6.2    6.8       6.5

------------
Source: Bloomberg, Deloitte Intellinet, Reuters

7.11 Electrolux acquired Email's Australian whiteware business in early 2001 at a price implying an EBITDA multiple of 5.3.

7.12 An analysis of the comparable companies shows that they are very large global companies generally earning higher margins and having more stable earnings than Fisher & Paykel's Appliances business. Further, their historic growth rates have been superior to that of the Appliances business. Deloitte Corporate Finance is of the view that the EBITDA multiple applied in the capitalisation of EBITDA valuation should be lower than those observed for comparable companies. Based on the above, Deloitte Corporate Finance considers an appropriate EBITDA multiple for the Appliances business to be in the range of 4.0 to 5.0.

7.13 The assessed value of the Appliances business is in the range of $328 million to $410 million under the capitalisation of EBITDA method.

                    CAPITALISATION OF EBITDA VALUATION RANGE

                                                              LOW    HIGH
                                                              ---    ----
Maintainable EBITDA ($ million).............................   82     82
EBITDA Multiple.............................................  4.0    5.0
                                                              ---    ---
Value of the Appliances business ($ million)................  328    410
                                                              ===    ===

VALUATION CONCLUSION -- APPLIANCES BUSINESS

7.14 The valuation assessments indicate the value of the ungeared Appliances business to be in the range of $300 million to $410 million.

                     SUMMARY OF VALUATION ASSESSMENTS RANGE

                                                          LOW           HIGH
                                                      -----------    -----------
                                                      ($ MILLION)    ($ MILLION)
DCF Valuation.......................................      297            364
Capitalisation of EBITDA Valuation..................      328            410

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

7.15 Based on the above, Deloitte Corporate Finance assesses the value of the ungeared Appliances business to be in the range of $320 million to $380 million.

OVERVIEW OF THE FINANCE BUSINESS

7.16 A detailed business description of the Finance business can be found on pages 22 to 24 of the F&P Appliances Information Memorandum.

7.17 The Finance business' financial performance is included in the combined financial statements of F&P Appliances on pages 25 to 27 and in Annexures A and B of the Information Memorandum.

VALUATION APPROACH

7.18 Whereas the valuations of the Healthcare and Appliances businesses have been undertaken on an ungeared basis, Deloitte Corporate Finance considers it more appropriate to assess the value of the Finance business on a geared basis, as interest income and interest expenses are operating items for the Finance business. Thus the FCFs in the DCF valuation represent cash flows net of interest payments and the cost of equity is used to derive the NPV of the FCFs. Similarly, the earnings in the capitalisation of earnings valuation represent NPAT and a PE multiple is used to derive the value of the geared business. In addition, Deloitte Corporate Finance has valued the geared Finance business based on a multiple of its net tangible assets ("NTA").

7.19 The Finance business has historically operated in both New Zealand and Australia. However, the Australian Finance business is now in the process of being wound up. No additional loans are being written and management believe the written down book value of receivables can be collected by 31 March 2003. Deloitte Corporate Finance has therefore assessed the value of the New Zealand and Australian finance businesses separately.

DCF VALUATION OF THE NEW ZEALAND FINANCE BUSINESS

  Free Cash Flows

7.20 The FCFs adopted in the DCF valuation are based upon projections developed by Fisher & Paykel management which have been adjusted by Deloitte Corporate Finance where considered necessary. The projections were based on the Finance strategic business plan prepared for the period 2002 to 2004.

7.21 Consistent with the valuations of the Healthcare and the Appliances business, Deloitte Corporate Finance has not disclosed the projections used for the purposes of the DCF valuation.

  Discount Rate

7.22 Deloitte Corporate Finance assesses the cost of equity for the Finance business to be in the vicinity of 13.0%.

  Valuation Outcome

7.23 Based on the above, the assessed value of the geared Finance business is in the vicinity of $34 million.

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

  Sensitivity Analysis

7.24 The DCF assessment is particularly sensitive to the following factors:

      (a) new product introductions and yields;

      (b) forecast cost of retail and wholesale funds;

      (c) forecast operating expenses;

      (d) terminal growth assumptions; and

      (e) cost of capital assumptions.

7.25 Based on the sensitivity analysis undertaken, the assessed value of the geared New Zealand Finance business is in the vicinity of $31 million to $38 million using the DCF approach.

CAPITALISATION OF EARNINGS VALUATION OF THE NEW ZEALAND FINANCE BUSINESS

7.26 Deloitte Corporate Finance has assessed the normalised NPAT of the Finance business to be in the vicinity of $3 million.

7.27 Deloitte Corporate Finance has reviewed the PE multiples for comparable companies and transactions. The comparable companies are all overseas-based and significantly larger than the Finance business. Deloitte Corporate Finance has therefore concentrated on comparable transaction PE multiples. These multiples range from 8.5 to 12.9. Based upon the size of the Finance business, its growth prospects and the strong competition in the New Zealand market, Deloitte Corporate Finance considers an appropriate PE multiple for the Finance business to be in the range of 8.5 to 9.5.

7.28 Based on the above, the assessed value of the geared New Zealand Finance business is in the range of $26 million to $29 million under the capitalisation of earnings approach.

NTA MULTIPLE VALUATION OF THE NEW ZEALAND FINANCE BUSINESS

7.29 The NTA of the Finance business is in the vicinity of $26 million as at the present date.

7.30 Deloitte Corporate Finance has reviewed the NTA multiples for comparable transactions. These multiples range from 1.0 to 3.4. Taking into account the risk factors mentioned above, Deloitte Corporate Finance considers an appropriate NTA multiple for the Finance business to be in the range of 1.0 to 1.5.

7.31 Based on the above, the assessed value of the geared New Zealand Finance business is in the range of $26 million to $39 million under the NTA multiple method.

AUSTRALIAN FINANCE BUSINESS

7.32 In our assessed value of the Finance business above we have only examined the New Zealand based Finance business. The Australian Finance business is forecast to close by 31 March 2003, and no further loans will be advanced by the Australian business in the interim. In such case, we believe it is appropriate to value the Australian Finance business on its net asset position (after allowing for a provision for bad debts and a provision for closing) of $5.4 million (A$4.3 million).

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

VALUATION CONCLUSION -- COMBINED FINANCE BUSINESSES

7.33 The valuation assessments indicate the value of the geared New Zealand and Australian Finance businesses to be in the range of $31 million to $44 million.

                     SUMMARY OF VALUATION ASSESSMENTS RANGE

                                                          LOW           HIGH
                                                      -----------    -----------
                                                      ($ MILLION)    ($ MILLION)
NEW ZEALAND FINANCE BUSINESS
DCF Valuation.......................................        31             38
Capitalisation of NPAT valuation....................        26             29
NTA multiple valuation..............................        26             39
                                                         -----          -----
New Zealand Finance Business Range..................     26-31          29-39

AUSTRALIAN FINANCE BUSINESS
NTA multiple valuation..............................         5              5
                                                         -----          -----
Total Finance Business Range........................     31-36          34-44
                                                         =====          =====

7.34 Based on the above, Deloitte Corporate Finance assesses the value of the geared Finance business to be in the range of $31 million to $44 million.

VALUATION OF F&P APPLIANCES SHARES

7.35 Deloitte Corporate Finance has treated F&P Appliances' 19.9% interest in F&P Healthcare as a surplus asset in the valuation of the F&P Appliances shares. Based on an assessed value of $10.30 to $12.30 per share as set out in section 6, the value of F&P Appliances' 19.9% interest equates to $204 million to $244 million.

7.36 Fisher & Paykel's management advise that F&P Appliances has no other surplus assets of any significant value at the present date.

7.37 Fisher & Paykel's management also advise that after the proposed transactions, (including receiving the proceeds of the US Healthcare Offer), and assuming a normalised working capital balance, it is forecast that F&P Appliances will have net IBD of approximately $106 million. Of this IBD balance, approximately $15 million will relate to the cost of completing the Separation Arrangement. We have included the impact of these transaction costs later in our report and therefore have only applied an IBD balance of $91 million in our assessment of the value of F&P Appliances.

7.38 In the 31 March 2001 financial statements Fisher & Paykel has provided for approximately $6 million in relation to certain third party borrowings that are unlikely to be fully recoverable. These third party borrowings from the Finance business are guaranteed by the Appliances business.

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

7.39 Based on the above, the assessed value of all the shares in F&P Appliances is in the range of $458 million to $571 million as set out below. This equates to a value of $7.07 to $8.81 per share based upon the 64.821 million F&P Appliances shares that will be on issue.

                         VALUE OF F&P APPLIANCES SHARES

                                                             LOW         HIGH
                                                          ---------    ---------
                                                          $ MILLION    $ MILLION
Value of Appliances business............................      320          380
Value of Finance business...............................       31           44
Value of 19.9% interest in F&P Healthcare...............      204          244
Deduct: Net IBD at separation...........................      (91)         (91)
        Contingent liability............................       (6)          (6)
                                                           ------       ------
Value of the F&P Appliances shares......................      458          571
                                                           ======       ======
Number of shares on issue (million).....................   64.821       64.821
                                                           ------       ------
Value per share.........................................   $ 7.07       $ 8.81
                                                           ======       ======

CONCLUSION

7.40 Based on the above, Deloitte Corporate Finance assesses the fair market value of each share in F&P Appliances to be in the range of $7.07 to $8.81 following the Separation Arrangement.

8. VALUATION OF FISHER & PAYKEL

INTRODUCTION

8.1 In order to assess the fair market value of the Fisher & Paykel shares if the Separation Arrangement does not proceed, Deloitte Corporate Finance has adopted the following valuation methods:

      (a) recent share trading;

      (b) DCF; and

      (c) capitalisation of EBITDA.

ANALYSIS OF RECENT SHARE TRADING HISTORY

8.2 Deloitte Corporate Finance has undertaken an analysis of Fisher & Paykel's recent share trading history in order to determine an appropriate benchmark for assessing the fair market value of the Fisher & Paykel shares. In Deloitte Corporate Finance's opinion, the price at which the shares have traded provides strong evidence as to the fair market value of a Fisher & Paykel share. Fisher & Paykel shares trade in a well informed liquid market and the Company is relatively well covered by stock analysts.

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                                       B-30

8.3 The share price performance of Fisher & Paykel is shown in paragraphs 4.13 and 4.14. The chart below plots the Fisher & Paykel share price relative to the NZSE40 Capital Index.




   [CHART SHOWING FISHER & PAYKEL INDUSTRIES LIMITED SHARE PRICE PERFORMANCE
              RELATIVE TO NZSE40 CAPITAL INDEX FROM 1/00 TO 7/01]

                               PERFORMANCE GRAPH
------------
Source: Datex

8.4 The analysis shows that the Fisher & Paykel share price has increased significantly in the last 14 months and has significantly outperformed the NZSE40 Capital Index. Deloitte Corporate Finance is of the opinion that this increase is largely as a result of the market pricing in the effects of the Separation Arrangement.

8.5 On 2 June 2000, the Company announced it had sought external advice and had commissioned Deutsche Bank to provide an independent view on available options. The closing price of Fisher & Paykel shares on 1 June 2000 was $6.48. The shares closed at $6.85 on 2 June 2000, representing a 5.7% increase immediately after the announcement.

8.6 On 19 December 2000, Fisher & Paykel announced to the market that, subject to Court and shareholder approval, the Company would be separated into two listed companies. The closing price of Fisher & Paykel shares on 18 December 2000 was $7.60. The shares closed at $8.26 on 19 December 2000, representing a 8.7% increase immediately after the announcement.

8.7 In the 30 days prior to the 19 December 2000 announcement shares in Fisher & Paykel traded in the range of $7.12 to $7.65 with a volume weighted average price of $7.30. In the period from that announcement to 31 July 2001, the Fisher & Paykel share price has traded in the range of $7.60 to $13.23, with a volume weighted average price of $10.21.

8.8 Fisher & Paykel's closing share price on 22 August 2001 was $13.15. This equates to a market capitalisation of $1,553 million, a $744 million (92%) increase over the market

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

     capitalisation based on the 2 June 2000 closing share price and an increase of $578 million (59%) over the market capitalisation based on the 19 December 2000 closing share price.

8.9 In Deloitte Corporate Finance's opinion, the increase in the Fisher & Paykel share price is largely as a result of the announcements in respect of the Separation Arrangement. The price of Fisher & Paykel shares after the 19 December 2000 announcement provides evidence of the market's opinion that the Separation Arrangement will enhance shareholder value by unlocking a perceived "value gap" due to Fisher & Paykel's conglomerate structure.

8.10 Deloitte Corporate Finance is of the opinion that the current market price reflects the value that investors believe will be released by the separation.

8.11 If the Separation Arrangement did not proceed, it is likely that the Company's share price would reduce from its current levels. The current share price reflects the expectation by the market of the separation process. If this expectation were to be removed then it is likely that the value ascribed by the market to the separation would dissipate and therefore the Company's share price would drop below its current level.

8.12 However, even if the Separation Arrangement did not proceed, it is arguable that the market will be better informed in respect of the strategy and direction of the individual businesses. Hence it is possible that the market would re-rate the value of Fisher & Paykel based upon this additional information. Accordingly Deloitte Corporate Finance expects that the market would value Fisher & Paykel at a higher level than that ascribed prior to the 2 June 2000 announcement.

8.13 Deloitte Corporate Finance is of the view that if the Separation Arrangement did not proceed, the Fisher & Paykel share price would likely drop to a range of $7.60 to $9.00.

DCF VALUATION

8.14 The valuation of Fisher & Paykel under a DCF methodology should, theoretically, be equal to the sum of the DCF valuations of the Healthcare, Appliances and Finance businesses.

8.15 However, Deloitte Corporate Finance believes that the Fisher & Paykel shares may have historically been discounted by the market due to the influence of what is known as a 'conglomerate discount'. The conglomerate discount relates to the lack of transparency between different businesses within a corporate.

8.16 In the case of Fisher & Paykel this conglomerate discount reflects the:

      (a) reduced ownership access for specialist investors and no specialist analyst coverage. Such specialist investors and analysts are able to better understand the component business and the industry it operates in and are thus better able to accurately value the business;

      (b) reduced likelihood of takeover offers for individual business units;

      (c) reduced visibility of the cash flows of the component business divisions; and

      (d) cross subsidisation of business units (ie potential over-investment in mature divisions and the foregoing of more positive value creation opportunities elsewhere).

8.17 The existence of these factors indicates that the value of Fisher & Paykel as it has been historically structured may be less than if the Separation Arrangement proceeds. Section 9

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                                                 DELOITTE CORPORATE FINANCE LOGO
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

     discusses a number of the advantages of the Separation Arrangement. Many of these factors relate to the potential value creation resulting from the separation.

8.18 A study by Eli Ofek and Phillip Berger in the Journal of Financial Economics in 1995 quantified the conglomerate discount. This study found that comparing the standalone value of a firm's individual business segments with the total firm's value results in an average discount of between 13% and 15%. Other studies in the United States have found an average conglomerate discount in the vicinity of 15%.

8.19 Deloitte Corporate Finance has applied a conglomerate discount of 15% to the assessed DCF valuations. Accordingly, the assessed value of Fisher & Paykel assuming the Separation Arrangement does not proceed is in the range of $8.42 to $11.08 based upon the DCF method.

                        DCF VALUATION OF FISHER & PAYKEL

                                                          LOW         HIGH
                                                       ---------    ---------
                                                       $ MILLION    $ MILLION
DCF value of Healthcare business.....................       980        1,267
DCF value of Appliances business.....................       297          364
DCF value of New Zealand Finance business............        31           38
Value of Australian Finance business.................         5            5
Deduct: Net IBD at separation........................      (170)        (170)
        Additional Separation Costs if no
        separation...................................        (2)          (2)
                                                        -------      -------
                                                          1,141        1,502
Less conglomerate discount at 15%....................      (149)        (196)
                                                        -------      -------
DCF value of Fisher & Paykel shares..................       992        1,306
                                                        =======      =======
Number of shares on issue (million)(1)...............   117.856      117.856
                                                        -------      -------
DCF value per share..................................   $  8.42      $ 11.08
                                                        =======      =======

------------
(1) The number of Fisher & Paykel shares on issue immediately prior to the separation is forecast to be approximately 117.856 million.

CAPITALISATION OF EBITDA VALUATION

8.20 Despite the relative growth prospects and earnings of the Healthcare business compared with the more mature Appliances business, the market has historically ascribed an EBITDA multiple to Fisher & Paykel more akin to a whiteware business than a healthcare business under the conglomerate structure. The implied EBITDA multiple for Fisher & Paykel prior to the 2 June 2000 announcement was 7.0, while the implied EBITDA multiple prior to the 19 December 2000 announcement was 8.0. This compares with Deloitte Corporate Finance's assessed multiples of 12.0 to 14.0 for the Healthcare business and 4.0 to 5.0 for the Appliances business.

8.21 The combined assessed normalised EBITDA for the Healthcare and Appliances businesses amounts to $167 million. Applying an EBITDA multiple of 7.0 to
     8.0 and adjusting for IBD and the value of the Finance business (after deducting a 15% conglomerate discount)

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                                                 DELOITTE CORPORATE FINANCE LOGO
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

     results in a value for the Fisher & Paykel shares of $8.69 to $10.20, as calculated in the following table.

                      EBITDA VALUATION OF FISHER & PAYKEL

                                                          LOW         HIGH
                                                       ---------    ---------
                                                       $ MILLION    $ MILLION
Normalised Healthcare and Appliances EBITDA..........       167          167
EBITDA multiple......................................       7.0          8.0
                                                        -------      -------
                                                          1,169        1,336
Add:
Finance business (at 15% conglomerate discount)......        27           38
Deduct: Net IBD at separation........................      (170)        (170)
        Additional Separation Costs if no
        separation...................................        (2)          (2)
                                                        -------      -------
Value of the Fisher & Paykel shares..................     1,024        1,202
                                                        =======      =======
Number of shares on issue (million)..................   117.856      117.856
                                                        -------      -------
Value per share......................................   $  8.69      $ 10.20
                                                        =======      =======

CONCLUSION

8.22 The table below summarises Deloitte Corporate Finance's assessed value of Fisher & Paykel were the Separation Arrangement not to proceed under three different valuation approaches.

            VALUE OF FISHER & PAYKEL SHARES ASSUMING THE SEPARATION
                          ARRANGEMENT DOES NOT PROCEED

                                                         LOW           HIGH
                                                     -----------    -----------
                                                     $ PER SHARE    $ PER SHARE
Share trades.......................................     7.60            9.00
DCF valuation......................................     8.42           11.08
EBITDA valuation...................................     8.69           10.20

8.23 Based upon the above, Deloitte Corporate Finance assesses the value of the Fisher & Paykel shares to be in the vicinity of $8.00 to $11.00 should the Separation Arrangement not proceed.

9. EVALUATION OF THE SEPARATION ARRANGEMENT

INTRODUCTION

9.1 Under the terms and conditions of the Separation Arrangement, for every 1,000 Fisher & Paykel shares, a shareholder will:

     (a) retain 528 shares in F&P Healthcare;

     (b) receive 550 shares in F&P Appliances; and

     (c) receive a cash amount determined by the price obtained in the US Healthcare Offer.

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

9.2 Deloitte Corporate Finance assesses the fair market value of each F&P Healthcare share to be $10.30 to $12.30. Accordingly, the fair market value of 528 F&P Healthcare shares is $5,438 to $6,494.

9.3 Deloitte Corporate Finance assesses the fair market value of each F&P Appliances share to be $7.07 to $8.81. Accordingly, the fair market value of 550 F&P Appliances shares is $3,889 to $4,846.

9.4 Deloitte Corporate Finance estimates the likely issue price for the F&P Healthcare shares in the US Healthcare Offer to be $8.96 to $10.70. Shareholders will receive the amount of the proceeds of the US Healthcare Offer less an amount of $105 million retained by F&P Appliances. Based upon these estimates, the shareholders will receive in the range of $447 to $706 in respect of every 1,000 Fisher & Paykel shares they hold.

9.5 The transaction costs associated with the Separation Arrangement amount to approximately $25 million. Of these costs, approximately $10 million will already be incurred prior to the separation. This amount is included in the debt allocated to the Appliance and Healthcare businesses and therefore included in our assessed value of those businesses. An additional approximately $15 million cost will be included should the Separation Arrangement proceed. This equates to $0.13 per Fisher & Paykel share or $127 per 1,000 Fisher & Paykel shares.

9.6 Deloitte Corporate Finance assesses the fair market value of each Fisher & Paykel share to be $8.00 to $11.00 if the Separation Arrangement does not proceed. Accordingly, the fair market value of 1,000 Fisher & Paykel shares is $8,000 to $11,000 (assuming the Separation Arrangement does not proceed).

COMPARISON OF VALUES

9.7 A comparison of the likely financial position of the shareholders is set out below.

                              COMPARISON OF VALUES

                                                            LOW      HIGH
                                                           -----    ------
                                                             $        $
FAIR MARKET VALUE OF 1,000 FISHER & PAYKEL SHARES
  ASSUMING THE SEPARATION ARRANGEMENT PROCEEDS
Fair market value of 528 F&P Healthcare shares...........  5,438     6,494
Fair market value of 550 F&P Appliances shares...........  3,889     4,846
Likely cash received per 1,000 Fisher & Paykel shares....    447       706
Incremental transaction costs per 1,000 Fisher & Paykel
  shares.................................................   (127)     (127)
                                                           -----    ------
Total....................................................  9,647    11,919
                                                           =====    ======
FAIR MARKET VALUE OF 1,000 FISHER & PAYKEL SHARES
  ASSUMING THE SEPARATION ARRANGEMENT DOES NOT PROCEED...  8,000    11,000
                                                           =====    ======

9.8 The analysis shows that the upper end of the range of the combined value of the F&P Appliances and F&P Healthcare shares and the net cash received from the Separation Arrangement exceeds the assessed value of the Fisher & Paykel shares if the Separation Arrangement does not proceed. Further, the midpoint of the value range assuming the

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                                                 DELOITTE CORPORATE FINANCE LOGO
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

     Separation Arrangement proceeds ($10,784) approximates the upper end of the value range assuming the Separation Arrangement does not proceed.

9.9 Accordingly, Deloitte Corporate Finance is of the opinion that the financial position of Fisher & Paykel's existing shareholders will be enhanced if the Separation Arrangement proceeds.

ADVANTAGES AND DISADVANTAGES OF THE SEPARATION ARRANGEMENT

9.10 The likely advantages and disadvantages of the Separation Arrangement for Fisher & Paykel are summarised below.

ADVANTAGES

9.11 Removal of the conglomerate discount. The Separation Arrangement will enable market visibility of the two businesses, removing any effect of this discount. Analysts and investors will be better able to evaluate the performance and prospects of the individual businesses.

9.12 Each company will have an independent board containing members with specialist expertise. This board together with independent management, will be able to control the strategic and financial direction and focus on the core competencies of each company.

9.13 Shareholders will have greater control over their investment exposure as they will be able to choose whether to hold shares in an appliances/finance business and/or a healthcare business.

9.14 The management of each of the two companies can be remunerated directly against the share performance of the two separately listed companies. This will better align the interests of management with its shareholders. Such equity based compensation may be important in recruiting and retaining key personnel.

9.15 As independent listed companies, the prospects of receiving a takeover offer for F&P Appliances and/or F&P Healthcare will be significantly enhanced compared with the prospects under the current structure.

9.16 The US Healthcare Offer may enhance the value of F&P Healthcare as there are a large number of specialist healthcare investors in the United States whose industry expertise should ensure that F&P Healthcare is fully valued. Factors that contribute to the success of overseas companies raising capital in the United States include growth rates exceeding 20%, market capitalisation in excess of US$25 million, operations in the United States and a global brand name. F&P Healthcare meets most of these criteria.

9.17 The US Healthcare Offer and simultaneous NASDAQ listing, together with a listing in New Zealand and Australia will provide F&P Healthcare with acquisition currency in that the company will be able to issue shares in consideration for businesses it acquires. An interest in a NASDAQ listed, specialist healthcare company will be stronger currency than a New Zealand listed healthcare and appliances conglomerate.

  DISADVANTAGES

9.18 The success of each company will be reliant on the performance of the individual businesses (albeit F&P Appliances will have a 19.9% cross shareholding in F&P

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                                                 DELOITTE CORPORATE FINANCE LOGO
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

     Healthcare). Industry specific conditions will have a more material influence on each company's financial performance.

9.19 Certain shareholders who hold their Fisher & Paykel shares on revenue account may incur a tax liability from the sale of their Fisher & Paykel shares to F&P Appliances. In some cases this tax payable may be more than the cash they will receive under the Separation Arrangement and therefore those shareholders may incur a cash cost as a result of the Separation Arrangement. The Notice discusses the tax consequences in further detail at pages 25 and 26. Individual investors will need to consider their personal tax positions under the Separation Arrangement.

9.20 The listing of F&P Healthcare on the NASDAQ will expose the shareholders to the United States capital markets and particularly the NASDAQ. Further, United States investors may become the price setter for the F&P Healthcare market price. However, Deloitte Corporate Finance notes that many comparable medical supply companies listed on the NASDAQ and the New York Stock Exchange have not suffered from the significant falls in those markets in the past twelve months.

9.21 The separation is dependent on the US Healthcare Offer proceeding. As discussed on page 16 of the Notice, there are a number of factors that could affect the success of that offer.

9.22 The NZSE index weighting for Fisher & Paykel will change. There may be reduced demand for F&P Healthcare and F&P Appliances shares from institutional investors realigning their portfolios with the various NZSE indices as the respective market capitalisations of F&P Healthcare and F&P Appliances will likely be lower than Fisher & Paykel after the Separation Arrangement. Deloitte Corporate Finance notes that both new companies will have a market capitalisation sufficient to place them in the top 20% of stocks listed on the NZSE.

9.23 The formation of a new company, together with a new board of directors and separate management teams may result in an increase in corporate costs. However Deloitte Corporate Finance understands that in recent years the Healthcare and Appliances businesses have operated as separate divisions and therefore the additional costs will not be significant.

9.24 The cost of debt financing may increase for each entity as they will be smaller than Fisher & Paykel and also less diversified. Deloitte Corporate Finance notes however that neither company is forecast to have significant debt.

CONCLUSION

9.25 After having due regard to all factors relevant in undertaking this Independent Report, Deloitte Corporate Finance is of the opinion that the terms and conditions of the Separation Arrangement are fair and reasonable to the existing Fisher & Paykel shareholders.

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

10. SOURCES OF INFORMATION, RELIANCE ON INFORMATION, DISCLAIMER AND INDEMNITY

SOURCES OF INFORMATION

10.1 The statements and opinions expressed in this report are based on the following main sources of information:

        (a) the Healthcare management forecasts for the period from 31 March 2002 to 31 March 2006;
        (b) the Fisher & Paykel annual reports for the years ended 31 March 1999, 2000 and 2001;
        (c) the Fisher & Paykel Appliance Group Business Plan & Budgets
            2001-2002;
        (d) the Fisher & Paykel Appliances five year Business Plan 2002-2006;
        (e) various financial and industry information from sources such as Reuters, Bloomberg and brokers;
        (f) Deloitte & Touche LLP research regarding listing in the US; and
        (g) KPMG Financial Institutions Performance Survey 2001.

10.2 During the course of preparing this report, Deloitte Corporate Finance has had discussions with and/or received information from the Directors of Fisher & Paykel and Fisher & Paykel's management.

10.3 The Directors have confirmed that Deloitte Corporate Finance has been provided for the purpose of the Independent Report with all information relevant to the Separation Arrangement that is known or should have been known to them and that all the information is true and accurate in all material aspects and is not misleading by reason of omission or otherwise.

10.4 Including this confirmation, Deloitte Corporate Finance has obtained all the information that it believes necessary for the purpose of preparing the Independent Report.

10.5 In Deloitte Corporate Finance's opinion, the information set out in this Independent Report is sufficient to enable the shareholders to understand all the relevant factors and to make an informed decision in respect of the Separation Arrangement.

RELIANCE ON INFORMATION

10.6 In preparing this report Deloitte Corporate Finance has relied upon and assumed, without independent verification, the accuracy and completeness of all information that was available from public sources and all information that was furnished to it by Fisher & Paykel.

10.7 Deloitte Corporate Finance has evaluated that information through analysis, enquiry and examination for the purposes of preparing this report but Deloitte Corporate Finance has not verified the accuracy or completeness of any such information nor conducted an appraisal of any assets. Deloitte Corporate Finance has not carried out any form of due diligence or audit on the accounting or other records of Fisher & Paykel. Deloitte Corporate Finance does not warrant that its enquiries would reveal any matter which an audit, due diligence review or extensive examination might disclose.

DISCLAIMER

10.8 This report has been prepared by Deloitte Corporate Finance with care and diligence and the statements in the report are given in good faith and in the belief, on reasonable grounds, that such statements are not false or misleading. However, in no way does

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                                                 DELOITTE CORPORATE FINANCE LOGO
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

      Deloitte Corporate Finance guarantee or otherwise warrant that any forecasts of future profits, cash flows or financial position of Fisher & Paykel, F&P Healthcare or F&P Appliances will be achieved. Forecasts are inherently uncertain. They are necessarily based on assumptions, many of which are beyond the control of Fisher & Paykel and its management team. Actual future results will vary from the forecasts and these variations may be significantly more or less favourable.

10.9 Deloitte Corporate Finance assumes no responsibility arising in any way whatever for errors or omissions (including responsibility to any person for negligence) for the preparation of the report to the extent that such errors or omissions result from Deloitte Corporate Finance's reasonable reliance on information provided by others or assumptions disclosed in the report or assumptions reasonably taken as implicit.

10.10 Deloitte Corporate Finance's opinion has been arrived at based on exchange rates and economic market and other conditions prevailing at the date of this report. Such conditions may change significantly over relatively short periods of time. Deloitte Corporate Finance has no obligation or undertaking to advise any person of any change in circumstances which comes to its attention after the date of this report or to review, revise or update its report or opinion.

INDEMNITY

10.11 Fisher & Paykel has agreed that to the extent permitted by law, it will indemnify Deloitte Touche Tohmatsu and its partners, employees and consultants in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report. This indemnity does not apply in respect of any negligence, wilful misconduct or breach of law. Fisher & Paykel has also agreed to indemnify Deloitte Touche Tohmatsu and its partners, employees and consultants for time incurred and any costs in relation to any inquiry or proceeding initiated by any person. Where Deloitte Touche Tohmatsu or its employees and officers are found liable for or guilty of negligence, wilful misconduct or breach of law or term of reference, Deloitte Touche Tohmatsu shall reimburse such costs.

11. QUALIFICATIONS, INDEPENDENCE, DECLARATIONS AND CONSENTS

QUALIFICATIONS

11.1 Deloitte Touche Tohmatsu is one of the world's leading professional services firms. Deloitte Corporate Finance is the corporate finance practice of Deloitte Touche Tohmatsu, providing corporate advisory, merger and acquisition, valuation and transaction services.

11.2 The persons in the firm responsible for issuing this report are Peter A Simmons, B.Com, DipBus (Finance), CA(PP) and Andrew R Liddell, B.Com, LLB, CA.

11.3 Mr Simmons is the partner in charge of the Deloitte Corporate Finance practice in New Zealand. Mr Liddell is a partner in Deloitte Corporate Finance. They specialise in providing corporate finance advice on acquisitions and divestments and advising on the value of shares, businesses and intangible assets.

11.4 Deloitte Corporate Finance, Mr Simmons and Mr Liddell have significant experience in the independent investigation of financial transactions and issuing opinions as to whether the terms thereof are fair.

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                                                 DELOITTE CORPORATE FINANCE LOGO
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

INDEPENDENCE

11.5  Deloitte Touche Tohmatsu is not the auditor of Fisher & Paykel.

11.6 Deloitte Corporate Finance has not had any part in the formulation of the Separation Arrangement or any aspects thereof. Deloitte Corporate Finance's sole involvement has been the preparation of this report.

11.7 Deloitte Corporate Finance will receive a fee for the preparation of this report. This fee is not contingent on the conclusions of this report nor the completion of the Separation Arrangement. Deloitte Corporate Finance will receive no other benefit from the preparation of this report. Deloitte Corporate Finance does not have any pecuniary or other interests which could reasonably be regarded as capable of affecting its ability to provide an unbiased analysis of the Separation Arrangement.

11.8 Deloitte Corporate Finance considers itself to be independent in terms of the requirements of the NZSE Listing Rules.

DECLARATIONS

11.9 An advance draft of this report was provided to Fisher & Paykel's directors, solely for the purpose of verifying factual matters contained in the report. Minor changes were made to the drafting of the report as a result of the circulation of the draft report. However, there was no material alteration to any part of the substance of this report, including the methodology or conclusions as a result of issuing the draft.

11.10 Deloitte Corporate Finance's terms of reference for this engagement did not contain any term which materially restricted the scope of the report.

CONSENTS

11.11 Deloitte Corporate Finance consents to the issuing of this report in the form and context in which it is included in the information to be sent to Fisher & Paykel's shareholders. Neither the whole nor any part of this report, nor any reference thereto may be included in any other document without the prior written consent of Deloitte Corporate Finance as to the form and context in which it appears.

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

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS ABOUT THE TRANSACTIONS WE DISCUSS IN THIS PROSPECTUS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES ANYWHERE OR TO ANYONE WHERE OR TO WHOM WE ARE NOT PERMITTED TO OFFER OR SELL SECURITIES UNDER APPLICABLE LAW. THE DELIVERY OF THIS PROSPECTUS OR THE SECURITIES OFFERED BY THIS PROSPECTUS DOES NOT, UNDER ANY CIRCUMSTANCES, MEAN THAT THERE HAS NOT BEEN A CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS. IT ALSO DOES NOT MEAN THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT AFTER THIS DATE.

                               TABLE OF CONTENTS


                                              PAGE
                                              ----
Prospectus Summary..........................     1
Risk Factors................................     8
Forward-Looking Statements and Industry
  Data......................................    17
The Reorganization..........................    18
Use of Proceeds.............................    21
Dividend Policy.............................    21
Capitalization..............................    22
Dilution....................................    23
Exchange Rate Information...................    24
Unaudited Pro Forma Financial Statements....    25
Management's Discussion and Analysis
  of Unaudited Pro Forma Financial Position
  and Financial Performance.................    36
Business....................................    46
Management..................................    63
Related Party Transactions..................    75
Principal and Selling Shareholders..........    77
Description of Share Capital................    79
Description of American Depositary
  Receipts..................................    85
Shares Eligible for Future Sale.............    93
Taxation....................................    94
Other Expenses of Issuance and
  Distribution..............................    99
Underwriting................................   100
Legal Matters...............................   103
Auditors....................................   103
Experts.....................................   103
Enforceability of Civil Liabilities.........   103
Where You Can Find More Information.........   104
Appendix A..................................   A-1
  Historical Information Regarding Fisher &
    Paykel Industries Limited...............   A-2
  Selected Historical Consolidated Financial
    Data....................................   A-3
  Management's Discussion and Analysis of
    Historical Financial Position and
    Financial Performance...................   A-5
  Share Price Range.........................  A-15
  Report of Independent Accountants.........  A-16
  Consolidated Financial Statements of
    Fisher & Paykel Industries Limited......  A-17
Appendix B..................................   B-1


UNTIL             , 2001 (25 DAYS AFTER THE DATE OF THIS OFFERING), ALL DEALERS
THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
--------------------------------------------------------------
FISHER & PAYKEL
INDUSTRIES LIMITED
TO BE RENAMED

FISHER & PAYKEL
HEALTHCARE CORPORATION
LIMITED

4,400,000 AMERICAN DEPOSITARY

SHARES REPRESENTING

17,600,000 ORDINARY SHARES

DEUTSCHE BANC ALEX. BROWN

BANC OF AMERICA SECURITIES LLC

U.S. BANCORP PIPER JAFFRAY

PROSPECTUS

            , 2001

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Fisher & Paykel Industries Limited has entered into a deed of indemnity, dated August 10, 2001, for the benefit of its existing and former directors and the persons who will be appointed directors upon completion of the reorganization and for the benefit of its employees. This deed of indemnity also applies to directors (including former directors) and employees of subsidiaries of Fisher & Paykel Industries Limited and (until completion of the reorganization) to the persons who will be appointed as directors of Fisher & Paykel Appliances Holdings Limited upon completion of the reorganization.

     Fisher & Paykel Industries Limited has agreed to indemnify each of these persons, to the fullest extent permitted by applicable law, for:

     - any costs incurred by such person in any proceeding that relates to liability for any act or omission in such person's capacity as a director, proposed director or employee in which judgment is given in such person's favor, such person is acquitted, or the proceeding is discontinued, and


     - any liability for any act or omission in such person's capacity as a director, proposed director or employee and costs incurred by such person in defending or settling any claim or proceeding relating to any such liability, other than (i) liability to Fisher & Paykel Industries Limited or any of its related companies, (ii) criminal liability, (iii) in the case of a director or proposed director, liability in respect of a breach of the duty to act in good faith and in such manner as the person believes to be in the best interests of Fisher & Paykel Industries Limited or the relevant subsidiary, or
           (iv) in the case of an employee, liability in respect of a breach of any fiduciary duty owed to Fisher & Paykel Industries Limited or the relevant subsidiary.


     Fisher & Paykel Industries Limited has also obtained insurance, to the fullest extent permitted by applicable law, for the benefit of its existing and former directors, and the persons who will be appointed directors upon completion of the reorganization, and for the benefit of its employees. This insurance is also for the benefit of directors (including former directors) and employees of subsidiaries of Fisher & Paykel Industries Limited and (until the completion of the reorganization) the persons who will be appointed as directors of Fisher & Paykel Appliances Holdings Limited upon completion of the reorganization. Fisher & Paykel Industries Limited will pay the full cost of this insurance policy. This insurance will only apply in respect of:

     - liability, excluding criminal liability, for any act or omission in such person's capacity as a director, proposed director or employee,

     - costs incurred by a director, proposed director or employee in defending or settling any claim or proceeding relating to any such liability, and

     - costs incurred by a director, proposed director or employee in defending any criminal proceedings that have been brought against the director, proposed director or employee in relation to any act or omission in such person's capacity as a director, proposed director or employee and in which the director, proposed director or employee is acquitted.

     Under the separation arrangement agreement to be entered into in connection with the reorganization, Fisher & Paykel Appliances Holdings Limited will agree to indemnify, to the fullest extent permitted by applicable law, the directors and officers of Fisher & Paykel Industries Limited (including the persons who will be appointed directors of Fisher & Paykel Industries Limited, which will be renamed Fisher & Paykel Healthcare Corporation Limited, upon completion of the reorganization) in respect of any liability in connection with the reorganization or this offering arising from any untrue statements regarding Fisher & Paykel Appliances Holdings

Limited or the appliances or finance business of Fisher & Paykel Industries Limited in the prospectus contained in this registration statement or in any shareholder materials relating to the reorganization. Fisher & Paykel Industries Limited will agree to indemnify the directors and officers of Fisher & Paykel Appliances Holdings Limited (including the persons who will be appointed directors of Fisher & Paykel Appliances Holdings Limited upon completion of the reorganization) to the same extent for any liability arising from any untrue statements regarding Fisher & Paykel Healthcare Corporation Limited or the healthcare business of Fisher & Paykel Industries Limited in the prospectus contained in this registration statement or in any shareholder materials relating to the reorganization.

ITEM 7.  RECENT SALES OF UNREGISTERED SECURITIES

     On January 28, 2000, Fisher & Paykel Industries Limited issued 561,900 ordinary shares to the trustees of its New Zealand and Australia Employee Share Purchase Plans at an issue price of NZ$5.13 per ordinary share. These ordinary shares were issued for allocation by the trustees to employees participating in the plan. See "Management -- Employee Share Purchase Plans" in the prospectus which is part of this registration statement.

     The securities issued in the transactions described above were deemed exempt from registration under the Securities Act in reliance upon Regulation S under the Securities Act as a transaction by an issuer not involving a transaction subject to the Securities Act.

ITEM 8.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS


EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
 1.1         Form of Underwriting Agreement
 2.1         Separation Arrangement Agreement, dated August 23, 2001,
             between Fisher & Paykel Industries Limited and Fisher &
             Paykel Appliances Holdings Limited*
 3.1         Constitution of Fisher & Paykel Industries Limited*
 4.1         Form of Deposit Agreement (filed as Exhibit (a) to Fisher &
             Paykel Industries Limited's Registration Statement on Form
             F-6 (No. 333-13924))**
 4.2         Form of American Depositary Receipt (included in Exhibit 4.1 to this registration statement)
 5.1         Opinion of Bell Gully*
 8.1         Opinion of Debevoise & Plimpton*
10.1         Consultancy Agreement between Fisher & Paykel Industries
             Limited and David B. Henry, dated October 17, 2001+
10.2         Consultancy Agreement between Fisher & Paykel Industries
             Limited and LRS Management Limited, dated October 17, 2001++
11.1         Computation of per share earnings*
21.1         Subsidiaries of Fisher & Paykel Industries Limited*
23.1         Consent of PricewaterhouseCoopers
23.2         Consent of Bell Gully (included in Exhibit 5.1 to this
             registration statement)
23.3         Consent of Deloitte Touche Tohmatsu
23.4         Consent of Debevoise & Plimpton (included in Exhibit 8.1 to this registration statement)
24.1         Power of Attorney*


---------------


 * Previously filed



** Incorporated by reference



 + Supersedes Exhibit 10.1 previously filed



++ Supersedes Exhibit 10.2 previously filed

(B) FINANCIAL STATEMENT SCHEDULES

     SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

     All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements or related notes and therefore has been omitted.

ITEM 9.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant further undertakes:

     (1) to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser,

     (2) that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and

     (3) that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Auckland, New Zealand on October 23, 2001.


                                          FISHER & PAYKEL INDUSTRIES LIMITED


                                          By:  /s/ W. LINDSAY GILLANDERS

                                            ------------------------------------
                                              Name: William Lindsay Gillanders
                                              Title:  Executive Director


     Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.



                     SIGNATURE                          CAPACITY IN WHICH SIGNED           DATE
                     ---------                          ------------------------           ----
                         *                           Managing Director, Chief        October 23, 2001
---------------------------------------------------    Executive Officer
                  Gary A. Paykel

                         *                           Finance Director, Chief         October 23, 2001
---------------------------------------------------    Financial Officer
                  David B. Henry

                         *                           Director                        October 23, 2001
---------------------------------------------------
                  Maurice Paykel

                         *                           Director                        October 23, 2001
---------------------------------------------------
                  Colin J. Maiden

                         *                           Director                        October 23, 2001
---------------------------------------------------
                   John W. Gilks

                         *                           Director                        October 23, 2001
---------------------------------------------------
                 Norman M.T. Geary

             /s/ W. LINDSAY GILLANDERS               Executive Director, Company     October 23, 2001
---------------------------------------------------    Secretary
               W. Lindsay Gillanders

                         *                           Director                        October 23, 2001
---------------------------------------------------
                Donald D. Rowlands

                         *                           Technical Director              October 23, 2001
---------------------------------------------------
               J. Julian A. Williams

                         *                           Authorized Representative in    October 23, 2001
---------------------------------------------------    the United States
                Justin P. Callahan

          *By: /s/ W. LINDSAY GILLANDERS                                             October 23, 2001
   --------------------------------------------
               by Power of Attorney

To the Board of Directors of Fisher & Paykel Industries Limited:

     Our audits of the consolidated financial statements referred to in our report dated June 6, 2001, except for Note 30 and 31, for which the date is August 21, 2001, appearing in this Form F-1 of Fisher & Paykel Industries Limited also included an audit of the financial statement schedule listed in
Item 8(b) of this Form F-1. In our opinion, the financial statement schedule listed in Item 8(b) of this Form F-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers

Auckland, New Zealand
June 6, 2001.

                                  SCHEDULE II

                       FISHER & PAYKEL INDUSTRIES LIMITED
                       VALUATION AND QUALIFYING ACCOUNTS

                                 BALANCE AT    ADDITIONAL CHARGES   DEDUCTIONS    FOREIGN     BALANCE AT
                                BEGINNING OF      TO COSTS AND         AND        EXCHANGE      END OF
                                   PERIOD           EXPENSES        WRITE-OFFS   ADJUSTMENT     PERIOD
                                ------------   ------------------   ----------   ----------   ----------
                                                     (IN THOUSANDS OF U.S. DOLLARS)
  (i)  Provisions for doubtful
       debts
       Year ended March 31,
       1999...................       596               306              (496)        (16)         390
       Year ended March 31,
       2000...................       390               136              (176)        (30)         320
       Year ended March 31,
       2001...................       320               418              (428)        (59)         251

 (ii)  Provision for Finance
       doubtful debts
       Year ended March 31,
       1999...................     3,693             1,495            (2,205)        (90)       2,893
       Year ended March 31,
       2000...................     2,893             1,412              (667)       (265)       3,373
       Year ended March 31,
       2001...................     3,373             1,210            (1,924)       (577)       2,082

(iii)  Provision for inventory
       obsolescence
       Year ended March 31,
       1999...................       344               696              (692)         (7)         341
       Year ended March 31,
       2000...................       341               720              (577)        (33)         451
       Year ended March 31,
       2001...................       451               428              (453)        (82)         344

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
 1.1         Form of Underwriting Agreement
 2.1         Separation Arrangement Agreement, dated August 23, 2001,
             between Fisher & Paykel Industries Limited and Fisher &
             Paykel Appliances Holdings Limited*
 3.1         Constitution of Fisher & Paykel Industries Limited*
 4.1         Form of Deposit Agreement (filed as Exhibit (a) to Fisher &
             Paykel Industries Limited's Registration Statement on Form
             F-6 (No. 333-13924))**
 4.2         Form of American Depositary Receipt (included in Exhibit 4.1 to this registration statement)
 5.1         Opinion of Bell Gully*
 8.1         Opinion of Debevoise & Plimpton*
10.1         Consultancy Agreement between Fisher & Paykel Industries
             Limited and David B. Henry, dated October 17, 2001+
10.2         Consultancy Agreement between Fisher & Paykel Industries
             Limited and LRS Management Limited, dated October 17, 2001++
11.1         Computation of per share earnings*
21.1         Subsidiaries of Fisher & Paykel Industries Limited*
23.1         Consent of PricewaterhouseCoopers
23.2         Consent of Bell Gully (included in Exhibit 5.1 to this
             registration statement)
23.3         Consent of Deloitte Touche Tohmatsu
23.4         Consent of Debevoise & Plimpton (included in Exhibit 8.1 to this registration statement)
24.1         Power of Attorney*


------------

 * Previously filed



**Incorporated by reference



 + Supersedes Exhibit 10.1 previously filed



++ Supersedes Exhibit 10.2 previously filed